Form 20-F
period 2003-08-31
SUNGOLD INTERNATIONAL HOLDINGS CORP
filed 2004-03-01
CIK 1073674

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED AUGUST 31, 2003

OR

☐  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______ to ______

COMMISSION FILE NUMBER No. 000-30006

SUNGOLD INTERNATIONAL HOLDINGS CORP.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant's name into English)

Canada
(Jurisdiction of incorporation or organization)

500 Park Place, 666 Burrard Street
Vancouver, British Columbia V6C 3P6
(Address of principal executive offices)

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:

Title of each Class	Name of each exchange on which registered
None	N/A

Securities registered or to be registered pursuant to Section 12(g) of the Act:
Common Shares
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
Not Applicable
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
COMMON SHARES: 79,871,209

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☒         No ☐

Indicate by check mark which financial statement item the Registrant has elected to follow.
Item 17 ☒         Item 18 ☐

GENERAL

In this Annual Report on Form 20-F, all references to the “Corporation” refer to Sungold International Holdings Corp.

The Corporation uses the Canadian dollar as its reporting currency. All references in this document to “dollars” or “$” are expressed in Canadian dollars, unless otherwise indicated.

NOTE REGARDING FORWARD LOOKING STATEMENTS

This document contains statements that constitute “forward-looking statements” within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934. Forward looking statements include the words “believes”, “anticipates”, “intends”, “expects”, “estimates”, “projects” and words of similar import, as well as all projections of future results. Such forward-looking statements involved known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements of the Corporation expressed or implied by such forward-looking statements. Such risks are discussed in Item 3D “Risk Factors.” The statements contained in Item 4B “Business Overview”, Item 5 “Operating and Financial Review and Prospects” and Item 11 “Quantitative and Qualitative Disclosures About Market Risk” are inherently subject to a variety of risks and uncertainties that could cause actual results, performance or achievements to differ significantly. The Corporation expressly disclaims any obligation or undertaking to provide an update or revision to any forward looking statement contained herein to reflect any change in the Corporation’s expectations or any change in events, conditions or circumstances on any which any statement is based. You should carefully review the cautionary statements and risk factors contained herein and in other documents that the Corporation files from time to time with the Securities and Exchange Commission.

-i-

ITEM 1.              IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

                             Not Applicable.

ITEM 2.              OFFER STATISTICS AND EXPECTED TIMETABLE

                             Not Applicable.

ITEM 3.              KEY INFORMATION

A.                        SELECTED FINANCIAL DATA

The following table presents selected consolidated financial data of the Corporation for the fiscal years 1999, 2000, 2001, 2002 and 2003. You should read this information in conjunction with the financial statements included elsewhere in this annual report. The Corporation’s financial statements have been audited by Loewen, Stronach & Co., Chartered Accountants, the Corporation’s independent accountants. The financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”). Note 13 to the Corporation’s financial statements provides a description of the principal differences between Canadian GAAP and United States Generally Accepted Accounting Principles (“US GAAP”), as they relate to the Corporation, and a reconciliation to US GAAP of the Corporation’s net income and stockholders’ equity.

All information provided in the Summary of Financial Information below is in Canadian dollars and has been compiled according to Canadian GAAP and reconciled with U.S. GAAP at Note 13 to the Financial Statements.

	2003	2002	2001	2000	1999
	(Cdn$)	(Cdn$)	(Cdn$)	(Cdn$)	(Cdn$)
OPERATING DATA:
Revenue(1)	1,317	19,457	12,430	6	210
General And
Administrative Expenses(1)	2,601,855	2,463,280	1,735,936	1,314,129	659,553
- Net (Loss) from
Continuing Operations
- Canadian GAAP	(4,617,958)	(2,602,640)	(2,184,080)	(1,314,123)	(659,343)
- US GAAP	(2,601,415)	(2,472,205)	(2,051,962)	(1,956,433)	(2,587,016)
Net (Loss) Per Share(2)
- Canadian GAAP	(0.07)	(0.06)	(0.07)	(0.06)	(0.03)
- US GAAP	(0.04)	(0.05)	(0.06)	(0.08)	(0.12)

	2003	2002	2001	2000	1999
	(Cdn$)	(Cdn$)	(Cdn$)	(Cdn$)	(Cdn$)
Working Capital (Deficiency)	(157,799)	64,291	18,214	(39,093)	74,099
Total Assets
- Canadian GAAP	1,418,406	3,708,525	3,739,902	3,500,905	2,573,825
- US GAAP	656,364	940,209	845,677	462,464	159,256
Total Liabilities	209,881	351,687	168,434	136,688	77,836
Shareholders Equity
- Canadian GAAP	1,208,525	3,356,838	3,571,468	3,364,217	2,495,989
- US GAAP	394,561	588,522	677,243	325,776	81,420
Long-Term Obligations	17,253	36,676	52,724	-	-

Capital Stock(2)	79,871,209	50,121,209	34,454,543	22,175,743	17,661,232

Dividends Declared Per Share	0	0	0	0	0

(1)	Foreign exchange gain (losses) have been reclassified to form part of the general and administrative expenses from revenue.

(2)	As adjusted to reflect a 21 for 20 stock split effected on September 8, 2003.

CURRENCY AND EXCHANGE RATES

The following table sets out the exchange rates for one United States dollar (“US$”) expressed in terms of one Canadian dollar (“Cdn$”) in effect at the end of the following periods, (based on the average of the exchange rates on the last day of each month in such periods).

End of period
Year Ended August 31
2003	2002	2001	2000	1999
1.4776	1.5737	1.5298	1.4694	1.5055

The following table sets out the high and low exchange rates for each month during the previous six months for one United States dollar (“US$”) expressed in terms of one Canadian dollar (“Cdn$”).

	High	Low

January 2004	$1.4571	$1.4350
December 2003	$1.3405	$1.2923
November 2003	$1.3362	$1.2973
October 2003	$1.3481	$1.3043
September 2003	$1.3876	$1.3469
August 2003	$1.4100	$1.3836

Exchange rates are based upon the noon buying rate in New York City for Cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise indicated, in this annual report on Form 20-F (the “Annual Report” or “Form 20-F”) all references herein are to Canadian Dollars.

The noon rate of exchange on February 20, 2004 as reported by the United States Federal Reserve Bank of New York for the conversion of Canadian dollars into United States dollars was $1.3442 ($1.00 = US$0.74).

B.                        CAPITALIZATION AND INDEBTEDNESS

                             Not Applicable.

C.                        REASONS FOR THE OFFER AND USE OF PROCEEDS

                             Not Applicable.

D.                        RISK FACTORS

The securities of the Corporation are highly speculative. In evaluating the Corporation, it is important to consider that the Corporation is in the preliminary stage of its operations as a developer of emerging gaming entertainment facilities. A prospective investor or other person reviewing the Corporation should not consider an investment unless the investor is capable of sustaining an economic loss of the entire investment. All costs have been funded through equity and related party advances. Certain risks are associated with the Corporation’s business including the following:

Limited History of Operations

The Corporation has a limited history of operations. Each of the Corporation’s proposed racetracks is in the start-up phase. The Corporation does not expect to receive any revenues from land based operations until the required approvals are received and the projects begin operations in a commercially profitable manner. There can be no assurance that any approvals will be obtained for the proposed racetracks, that the Corporation will obtain the required financing or that the Corporation or its strategic partners will be able to manage the proposed racetracks in a profitable manner.

Investors should be aware of the delays, expenses and difficulties encountered in an enterprise in this critical stage, many of which may be beyond the Corporation’s or its affiliates’ control, including, but not limited to, the regulatory environment in which the Corporation expects to operate, problems related to regulatory compliance costs and delay, marketing difficulties and costs that may exceed current estimates. There can be no assurance that the Corporation or its affiliates will be able to implement their business strategies, successfully develop any of the planned development projects or complete their projects according to specifications in a timely manner or on a profitable basis.

Investors cannot expect to receive a dividend on their investment in the foreseeable future, if at all. The Corporation will require additional financing to carry out its business plan and, if financing is unavailable for any reason, the Corporation may be unable to carry out its business plan.

Governmental Regulations; Uncertainty of Obtaining Gaming Licenses

Gaming establishment operations are subject to extensive federal, provincial and local regulations. Federal, provincial and the applicable local authorities will require various licenses, permits and approvals to be held by the Corporation and its management company. The gaming commissions may, among other things, revoke a gaming license, or the license of any individual or registered entity. The

Corporation has not obtained any government licenses, permits and approvals necessary for the operation of the proposed gaming activities. Gaming licenses and related approvals are generally deemed to be privileges under the law and no assurances can be given that any licenses, permits or approvals that may be required will be given or that existing ones will not be revoked. In particular, the Corporation’s Horsepower® World Pool racing system operations for Vancouver Thoroughbred Park will require various approvals from the gaming authorities, provincial and city government, and this approval process can be time consuming and costly with no assurance of success. Moreover, all of the Corporation’s projects are subject to risks from political and economic uncertainty, which are beyond the control of the Corporation. The application processes for securing gaming licenses are extremely complex and time consuming. Each project has specific requirements.

The laws, rules and regulations governing the Corporation’s proposed projects are subject to change and variation prior to the Corporation and its joint venture partners obtaining the required gaming licenses. To a certain extent, the gaming licensing process is a political process and the Corporation and its joint venture partners may face delays in obtaining gaming licenses due to political changes or competing political interests.

Need for Additional Financing to Fund Current Commitments

The Corporation anticipates it will need to raise approximately US$1,500,000 to meet its operating budget for the fiscal year ending August 31, 2004. The Corporation has not completed the financing to meet its operating budget through August 31, 2004. The Corporation requires further financings to continue its operations. If additional financing is not available at all or on acceptable terms, the Corporation may have to substantially reduce or cease its operations.

The development of the Corporation’s business will depend upon increased cash flow from operations and the Corporation’s ability to obtain financing through private placement financing, public financing or other means. The Corporation currently has no significant revenues from operations and is experiencing negative cash flow, accordingly, the only other sources of funds presently available to the Corporation is through the sale of equity and debt capital. While the Corporation has successfully raised such capital in the past there can be no assurance that it will be able to do so in the future. If the Corporation cannot obtain sufficient capital to fund its planned expenditures, its planned operations may be significantly delayed or abandoned. Any such delay or abandonment could result in cost increases and adversely affect the Corporation’s future results and which could result in a material adverse effect on an investment in the Corporation’s securities.

Need for Additional Financing to Fund Major Potential Projects

The Corporation has not completed the financing to complete some of the projects outlined in its business plan or to fund its operating budget through August 31, 2004.

Other than TAC’s commitment related to the Richmond Equine Training Centre and the Vancouver race course to purchase six million common shares for US$24 million, the development of each project will depend solely upon the Corporation’s ability to obtain financing through the joint venturing of projects, private placement financing, public financing or other means.

If the Corporation cannot obtain sufficient capital to fund its projects, some or all of its planned projects may be significantly delayed or abandoned. Any such delay or abandonment could result in cost increases and adversely affect the Corporation’s future results of operations.

Dependence on Key Personnel

The Corporation’s success is highly dependent upon the performance of its key personnel. The Corporation currently has consulting contracts with its key personnel. The Corporation does not maintain key-man life insurance. The loss of the services of senior management and/or key personnel could have a material and adverse effect on the Corporation, its business and results of operations.

Reliance on Strategic Partners and Joint Ventures

The Corporation’s success depends to a significant extent on the performance and continued service of certain independent contractors. The Corporation has hired and contracted the services of professional providers for government consulting, environmental, construction, real estate, engineering, architectural and planning services.

Horse Racing Industry Risks

The Corporation’s projects are speculative by their nature and involve a high degree of risk. The thoroughbred horse racing industry is subject to a number of factors beyond the Corporation’s control including changes in economic conditions, industry competition, management risks, changes in racing products, variability in operating costs, changes in government and changes in regulatory authorities’ rules and regulations.

Real Property Ownership Risks

The Corporation is negotiating an option to acquire 100 acres in Richmond, British Columbia, Canada. All real property investments are subject to an element of risk. Such investments are affected by general economic conditions, local real estate markets, demand for leased premises, competition from other available premises and various other factors. If real property is acquired, certain significant expenditures, including property taxes, maintenance costs, mortgage payments, insurance costs and related charges, must be made throughout the period of ownership of real property regardless of whether the property is producing any income. If the Corporation or its affiliates are unable to meet mortgage payments on any property, loss could be sustained as a result of the mortgagee’s exercise of its rights of foreclosure or sale.

Real property investments are relatively illiquid. Such illiquidity will tend to limit the Corporation’s ability to vary its portfolio promptly in response to changing economic or investment conditions.

Construction Risk

Historically, most sectors of the construction industry have been cyclical and have been significantly affected by changes in general and local economic conditions, levels of consumer confidence, employment and income, housing demand, interest rates and the availability of financing. The Corporation’s participation in its planned projects, if any, will be subject to construction risks such as availability and cost of financing, materials and labour; environmental risks; changes in government regulation and increases in government fees. In addition, the availability of land for development and permitted uses may be constrained by government regulation. Development activities are also subject to the risks of inability to obtain, or delays in obtaining, all necessary zoning, land-use, building and other required government permits and authorizations.

Further risks associated with the racetrack development industry include the risk that construction costs of a project may exceed original estimates, possibly making the project uneconomical; and the risk that construction may not be completed on schedule, resulting in increased debt service expense and construction costs. Delays in construction schedules may be caused by factors not within a developer’s control, such as adverse weather conditions, labour disputes, material shortages and regulatory delays. In addition, developers are subject to the risk of natural disasters such as fire, floods and earthquakes, which can cause substantial delays and costs.

Delays in Completion of Construction Projects

The Corporation anticipates that it will derive significant growth in revenues from its Horsepower® World Pool racetrack program. The Corporation is subject to a number of risks relating to delays in obtaining a long term lease for the racetrack and grandstands at Hastings Park in Vancouver, British Columbia, and delays to its plans to renovate the Hastings Park facility in conjunction with the construction of a one mile thoroughbred training centre in Richmond and completing construction facilities housing such projects. Such risks include the unavailability of materials and labour, the abilities of the sub-contractors to complete work competently and on schedule, the surface and subsurface conditions of the land underlying the project, weather, economic and other ordinary risks of construction or other occurrences that may hinder or delay the successful completion of a particular project and the revenues from operating the Vancouver racetrack. Many of these factors are beyond the control of the Corporation.

In addition, where the Corporation undertakes the obligation to construct a facility to house a racetrack project, the Corporation must contract with professionals, subcontractors and suppliers of materials based on a schedule and critical path analysis plan. If construction of a project does not proceed in accordance with the anticipated schedule, the Corporation will, in most instances, experience increased administrative, financing and other costs associated with the project. The failure to complete a particular project on schedule or at the anticipated price may reduce or eliminate profits, or result in a loss.

Government Construction Regulations and Environmental Matters

The Corporation’s participation in its planned projects will be subject to a variety of statutes and rules regulating certain environmental and developmental matters, as well as building design and site design. In particular, the Corporation will be required to obtain the approval of numerous governmental authorities regulating such matters as permitted land uses, levels of density and the installation of utility services such as electricity, water and waste disposal. In addition, development fees, some of which may be substantial, are typically imposed by municipal authorities to defray the cost of providing certain governmental services and public improvements. The amount of such charges cannot always reliably be predicted and may arise after lands are acquired. The Corporation will also be required to obtain numerous government approvals and permits before it can commence construction of projects and obtaining such approvals and permits can require substantial expense, time and risk. The Corporation’s participation in its planned projects may be subject to additional costs or delays or may be precluded entirely from building its projects because of “no growth” or “slow growth” initiatives, building permit allocation ordinances, building moratoriums or similar government regulations that could be imposed in the future due to unforeseen health, safety, welfare or environmental concerns. Environmental regulations can also have an adverse impact on the availability and price of certain raw materials such as lumber.

Low-Priced Stocks are Subject to Greater Disclosure Requirements

The Securities and Exchange Commission adopted rules (“Penny Stock Rules”) that regulate broker-dealer practices in connection with transactions in penny stocks. The Common Shares of the Corporation fall within the Commission’s definition of a penny stock. The closing price of the Corporation’s shares on January 31, 2004 was US$0.06. Penny stocks generally are equity securities with a price of less than

$5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current prices and volume information with respect to transactions in such securities is provided by the exchange or system). The Penny Stock Rules require a broker-dealer, prior to effecting a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prepared by the Securities and Exchange Commission that provides information about penny stocks and the nature and level or risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer’s account. The bid and offer quotations, and the broker-dealer and salesperson compensation information must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation. In addition, the Penny Stock Rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must receive the purchaser’s written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that is subject to the Penny Stock Rules, shareholders may find it more difficult to sell their shares.

There Is A Limited Market For the Corporation’s Common Stock. If A Market For The Corporation’s Common Stock Is Developed, Then The Stock Price May Be Volatile

The Corporation’s common stock is traded on the OTC Bulletin Board. However, there is a limited market for the Corporation’s common stock and there is no assurance that investors will be able to sell their shares in the public market. The Corporation anticipates that the market price of its common stock will be subject to wide fluctuations in response to several factors, such as:

1.	actual or anticipated variations in the Corporation’s results of operations;
2.	the Corporation’s ability or inability to generate new revenues;
3.	increased competition; and
4.	conditions and trends in the horse racing industry.

Further, companies traded on the OTC Bulletin Board have traditionally experienced extreme price and volume fluctuations. Accordingly, the Corporation’s stock price may be adversely impacted by factors that are unrelated or disproportionate to its operating performance. These market fluctuations, as well as general economic, political and market conditions, such as recessions, interest rates or international currency fluctuations may adversely affect the market price of the Corporation’s common stock.

The Corporation’s Audited Financial Statements Contain a Note about the Corporation’s Ability to Continue as a Going Concern

The Corporation’s financial statements have been prepared on the basis of accounting principles applicable to a going concern. As of August 31, 2003 the Corporation had an accumulated deficit of $17,417,766, which if prepared under U.S. GAAP would have been an accumulated deficit of US$22,904,186. The Corporation continues to incur operating losses, including losses of $4,617,958 during the fiscal year ended August 31, 2003 ($2,602,640 in 2002, and $2,184,080 in 2001). The Corporation’s ability to continue as a going concern and the recoverability of the amounts shown for predevelopment costs is primarily dependant on the ability of the Corporation to operate the Horsepower World Pool profitably in the future. The Corporation plans to meet anticipated financing needs in connection with its obligations by the exercise of stock options, share purchase warrants and through private placements, public offerings or joint venture participation by others. Failure to continue as a going concern would require a restatement of assets and liabilities on a liquidation basis, which would differ materially from the going concern basis on which the Corporation’s financial statements were prepared. Under U.S. GAAP, the auditor’s report on the consolidated financial statements contains an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on a company’s ability to continue as a going concern such as those described in Note 1 to the financial statements.

Foreign Incorporation

The Corporation is incorporated under the laws of Canada and a majority of the Corporation’s directors and officers are residents of Canada. Consequently, it may be difficult for United States investors to effect service of process within the United States upon the Corporation or upon those directors or officers who are not residents of the United States, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934, as amended. A judgment of a U.S. court predicated solely upon such civil liabilities may not be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Corporation predicated solely upon such civil liabilities.

ITEM 4.              INFORMATION ON THE COMPANY

A.                        HISTORY AND DEVELOPMENT OF THE COMPANY

Name, Incorporation and Offices

The Corporation was incorporated on April 7, 1986 pursuant to the Company Act (British Columbia) under the name “307198 B.C. Ltd.” and commenced trading on the Vancouver Stock Exchange (now the TSX Venture Exchange) (the “Exchange”) on May 3, 1988. The Corporation’s shares were voluntarily de-listed from the Exchange effective at the close of trading December 11, 1997.

On May 14, 1999, the common shares of the Corporation were approved for quotation by the National Association of Securities Dealers on the OTC Bulletin Board.

The Corporation changed its name from “307198 B.C. Ltd.” to “Fircrest Resources Ltd.” on July 9, 1986. On October 30, 1991, the Corporation consolidated its authorized capital from 100,000,000 common shares without par value to 20,000,000 common shares without par value and the name of the Corporation was changed from “Fircrest Resources Ltd.” to “NTC Capital Corporation”.

On March 1, 1994, the Corporation changed its name from “NTC Capital Corporation” to “Sungold Gaming Inc.”, to reflect the nature of its business.

On May 26, 1997, the Corporation increased its authorized capital from 20,000,000 to 60,000,000 common shares, and changed its name from “Sungold Gaming Inc.” to “Sungold Gaming International Ltd.”, to reflect the nature and location of its business. Subsequently, the authorized share capital was decreased to 58,875,000 due to cancellation of escrow shares in accordance with Section 232 of the Company Act (British Columbia). On March 20, 2000, the Corporation changed its name from “Sungold Gaming International Ltd.” to “Sungold Entertainment Corp.”. Management of the Corporation believed that the name more accurately reflected the future direction and business of the Corporation.

At the Corporation’s Annual General Meeting held on February 22, 2002, the shareholders approved an increase in the Corporation’s authorized capital to 100,000,000 common shares to ensure that there are sufficient shares reserved for future issuance. The shareholders also approved the creation of 100,000,000 Class “A” Preference Shares, and the creation of 100,000,000 Class “B” Preference Shares, to permit future preferred share financings.

On December 12, 2003, the Corporation changed its name to “Sungold International Holdings Corp.” and was continued under the Canada Business Corporations Act, thereby changing from a provincial to a Canadian federally incorporated company, at which time the authorized capital was changed to an unlimited number of common shares.

The Corporation’s head office is located at 500 Park Place, 666 Burrard Street, Vancouver, British Columbia, Canada V6C 3P6 (Tel: 604-669-9580). The Corporation’s registered office is located at Suite 1880, Royal Centre, 1055 West Georgia Street, Box 11122, Vancouver, British Columbia, Canada V6E 3P3 (Tel: 604-687-5792). The Corporation’s agent in the United States is located at 3199 East Warm Springs Road, Suite 200, Las Vegas, Nevada 89120 (Tel:702-312-6255).

History and Development of the Corporation

The Corporation is a development stage company which means that all of its business activities are in the development stage and currently produce no significant revenues from operations. From 1988 to 1993, the Corporation was engaged in the mineral exploration business. Beginning in 1993, the Corporation decided to refocus its principal business and concentrate its resources on developing property for horse racing and entertainment.

Following the decision of management to change the nature of the Corporation’s business operations, the Corporation entered into an agreement in 1994 with the Gun Lake Indian Band in the State of Michigan, to develop and manage a full service casino and gaming operation (the “Gun Lake Agreement”). In 1999, the Gun Lake Band breached the agreement with the Corporation. As a result, the Corporation filed a lawsuit in the Michigan courts against the Gun Lake Band claiming damages for breach of contract. In 2002, the Michigan Court of Appeals court dismissed the appeal on the basis of the Gun Lake Band’s claim of sovereign immunity. In 2003, the Michigan Supreme Court denied the Corporation an application to appeal the Michigan Court of Appeals court decision and in 2003 the Corporation decided not to appeal the decision to the United States Supreme Court.

Management changes which were effective May 1, 1998 and June 1, 1998 took place in order to enhance the Corporation’s management expertise in the Corporation’s principal business undertaking of developing property for horse racing and entertainment in major population centres. Management changes which were effective in August and September, 1999, in February, 2000, October, 2001, December, 2001 and January 2002 have also taken place in order to enhance the Corporation’s management expertise in the Corporation’s businesses of developing wagering systems at racetracks, online payment processing, entertainment in major population centres and broadcasting the Horsepower® system.

The Corporation entered into a letter of intent dated December 8, 1997, which was subsequently amended and extended, with TAC International Investments LLC (“TAC”), a private investment company, regarding Richmond Thoroughbred Training Centre. Pursuant to the TAC letter of intent, if the Corporation receives authorization to develop the complex from the City of Richmond and the Province of British Columbia prior to October 1, 2004, TAC agrees to purchase six million common treasury shares of the Corporation at US $4.00 per share by way of private placement.

In September, 1999, the Corporation, through its wholly owned subsidiary, Horsepower Broadcasting Network Inc., the Corporation acquired computer hardware for developing software and leased a hosting facility that enables HorsepowerTM to operate the $US based World wagering pool at licensed racetracks and licensed teletheatres worldwide. The Corporation engaged another of its wholly owned subsidiaries Horsepower Broadcasting Network (HBN) International Ltd. (“HBN”) to test run their US$ wagering program through the internet.

In February, 2001, the Corporation, through its subsidiaries, operated under the Horsepower® World Pool pari-mutual licensing system. In March 2003, the Corporation made a strategic decision to offer the Horsepower® pari-mutual licensing system and the Horsepower World Pool, exclusively through licensed, land based Racetrack and Teletheatres and to grant long term licenses for Horsepower Parimutual World Pool Wagering, to authorized racing affiliates worldwide.

In May, 2001, the Corporation acquired the right, title and interest to the internet payment system technology of SafeSpending® from SafeSpending Services Inc. The SafeSpending® internet payment system is intended to become a prepaid spending system that uses a unique and personalized PIN number which can be used to make anonymous purchases online from merchants and individuals. The acquisition agreement includes all copyrights, trademarks, source codes and SafeSpending’s intellectual property. Under the terms of agreement the Corporation agreed to pay a 7.5% royalty upon the Corporation or its licensed subsidiary receiving $1,000,000 in net revenue from operation, sale or license of the technology.

The Corporation’s principal capital expenditures and divestitures currently in progress consist of:

  The Horsepower® internet based racing system, source codes, patent, trademarks and worldwide licence;
  The rights, title and all intellectual property rights to the Safespending® anonymous internet payment system;
  Certain computer hardware and software for scaleable operation of multiuser wagering systems; and
  Investment in research and development related to entertainment games and online payment processing systems.

The Corporation intends to continue to finance its operations through the issuance of equity and debt financing and through revenues from Horsepower® World Pool system.

During the three year period ended August 31, 2003, the Corporation financed its operations by selling 6,614,503 in equity securities. In the same three year period, the Registrant has spent $631,593 in acquisition of capital assets, $360,412 in direct costs and $5,591,340 in indirect overhead and administrative costs, for a total of $6,583,345 spent on development expenditures related to its entertainment projects, including approximately $631,593 in capital assets, $360,412 in direct costs (for a total of approximately $992,005 on its current projects to August 31, 2003. See “Business Overview” below.

Takeover Offers
Since the commencement of the Corporation’s last completed fiscal year it has neither received any public takeover offers for its shares from third parties nor made any such offers.

B.                        BUSINESS OVERVIEW

The Corporation and its wholly owned subsidiaries, SafeSpending Inc., a company incorporated under the laws of Arizona, Horsepower Broadcasting Network (HBN) International Ltd., a company incorporated under the laws of Canada, and Racing Unified Network (R.U.N.) Inc. a company incorporated under the laws of Canada, are in the business of developing and operating entertainment facilities and online virtual horse racing and prepayment systems.

The Corporation’s present business operations consist of the following projects to develop entertainment, racing and gaming operations:

1.                        HORSEPOWER BROADCASTING NETWORK (HBN) INTERNATIONAL LIMITED

The Corporation controls the international rights, title and interest in the Horsepower® World Pool, random, virtual horserace and pari-mutuel based wagering system. The Horsepower® World Pool Wagering System (“Horsepower®”) operates on the internet and through licensed, racetrack operators by Horsepower Broadcasting International (HBN) Limited (“HBN”), a subsidiary company 100% owned and controlled by the Corporation. Horsepower® is a computer generated horse racing jackpot system, which is viewed in real time worldwide. Players can win small prizes or multimillion-dollar jackpots from a $1 base wager.

The Corporation believes that due to the state of the overall worldwide lottery market including the many racetrack facilities worldwide, there are many opportunities for the Corporation to offer Horsepower® as a pari-mutuel wager worldwide. The market for Horsepowere includes racetracks and off track betting facilities worldwide that potentially can offer the Horsepower World Pool as a pari-mutuel wager.

The Corporation owns the exclusive perpetual right and license to market its Horsepower® proprietary system, commercial sponsorships, advertising and other promotional materials in connection with the use of the technology. This includes the rights to all intellectual property including copyrights, patents and trademarks.

During the most recently completed fiscal year, the Corporation assisted its wholly owned subsidiary HBN to develop the Horsepower® system for worldwide racetrack introduction.

HBN recently added a traditional Chinese wagering format for both the internet and racetrack applications of the Horsepower® system.

All order processing is being outsourced to licensed international payment processing providers. Horsepower® Systems Management and Horsepower® Security are internally managed by HBN. An advertising/affiliate marketing program has been established to develop Horsepower® and create awareness of the Corporation as a public corporation.

Horsepower® operates for US dollar wagering purposes on the internet for persons verifying to be of age 21 or over. Horsepower World Pool Racetrack Program was introduced at the 2003 Breeders Cup at Santa Anita Racetrack, Arcadia, California, in October, 2003.

Legal protection is an ongoing priority for the Corporation. All developments in Horsepower® are protected by a patent, trademark and copyright program. Registered trademarks are in place for Sungold®, Horsepower®, Quick 6® and Safespending®.

Industry Recognition

In November 2001, the Corporation and HBN were awarded the International Internet Gaming Innovator Award at the Fifth Annual Symposium on Internet Gaming held in Dublin, Ireland. Horsepower® was also featured on the front page of Thoroughbred Times Magazine (America’s premier weekly Thoroughbred magazine) on September 23, 2001.

1.                        VANCOUVER THOROUGHBRED PARK

In 2001, the Corporation presented a proposal to renovate the Hastings Thoroughbred Park horse racing facility (the “Vancouver Thoroughbred Park” or “VTP”) located in Vancouver, British Columbia, in conjunction with the construction of a one mile thoroughbred training centre in Richmond, British Columbia, Canada. The Corporation continues to negotiate the proposal with the owners of the VTP and has developed a team with development, financing and operations expertise as well as architects that intend to work to revive the racecourse. The proposal is open to a possible joint venture with a new emphasis on the core live racing product. This proposal will not involve slot machines but it is anticipated that government approvals will be necessary for the new Horsepower® World Pool Racetrack program to be included at the VTP racecourse. In February, 2004 Hastings Park was put out to tender and a city of Vancouver vote on slot machines is scheduled for July 2004.

The Corporation has entered into a letter of intent with TAC which may provide the Corporation with US$24,000,000 in financing for racecourse development in British Columbia. The letter of intent between the Corporation and TAC grants TAC an option to purchase six million shares of the Corporation’s common stock for $4 US per share until October 1, 2004. In the event that the Corporation does not complete the financing with TAC, the Corporation will require additional financing in order to proceed with its VTP proposal. As at August 31, 2003, the Corporation expended $31,328 in direct costs on the VTP project.

Vancouver Thoroughbred Park Racing Days, Licenses

The approval to operate the Vancouver Thoroughbred Park and policies related to gaming activities are regulated by the Province of British Columbia. The Corporation must submit an application for business licenses required to operate the Vancouver Thoroughbred Park. The Corporation must also submit an application to the B.C. Government for authorization to conduct horse racing and to receive race dates for the racing seasons and apply to the B.C. Gaming Commission for approval to operate Horsepower® electronic horse racing at the Vancouver Thoroughbred Park. The operator of the Vancouver Thoroughbred Park must receive the approval of the Solicitor General before the required permits, licenses and race days will be issued for VTP. All requests for proposals relating to Hastings Park are expected by July, 2004.

The Corporation anticipates that TAC, pursuant to the TAC Letter of Intent, will subscribe to the purchase of six million shares of the Corporation’s common stock. See “Richmond Equine Training Centre.” The proceeds are expected to be used for the racetrack development.

TAC’s agreement to purchase the six million common shares of the Corporation expires on October 1, 2004, unless extended by the parties. There can be no assurance that the City of Vancouver or the Province of British Columbia will provide the approval needed to operate the Vancouver Thoroughbred Park before October 1, 2004, if at all, or that TAC will purchase the Corporation’s treasury shares in the private placement as agreed. If such private placement is completed, there can be no assurance that the funds will be sufficient to complete the Vancouver Thoroughbred Park. If the Corporation is unable to obtain the required approval or financing required to complete the project, the Corporation may abandon its plans to operate the Vancouver Thoroughbred Park.

Summary of Governmental Regulation of the Vancouver Thoroughbred Park

Gaming is a highly regulated industry. The process for obtaining regulatory approval for the Vancouver Thoroughbred Park is complex and time consuming. In the future, the federal and provincial legislature may pass legislation that may place additional regulatory requirements on the Corporation’s plans to develop or operate the Vancouver Thoroughbred Park.

2.                        RICHMOND EQUINE TRAINING CENTRE “RETC”

The Corporation is presently negotiating an option to acquire 100 acres of land located in Richmond, British Columbia from A.C. Gilmore & Sons (the “Gilmore Land”). The Corporation proposes to develop this land into an international-class thoroughbred training/auction facility (the “Richmond Equine Training Centre”). The proposed facility is anticipated to include state of the art backstretch facilities, a 30,000 square foot Equine Therapy Centre, riding trails and an equine sales pavilion.

The Corporation previously negotiated an option to purchase 227 acres of land in Richmond, British Columbia with the owners of the Gilmore Land for the purpose of developing a horse training complex. In November 2002, the Corporation’s option to purchase a 227 acre property in Richmond expired and was not renewed. The Corporation wrote off $247,703 in pre-development costs relating to the Richmond project in 2003.

The proposal is subject to a number of conditions including, among others, the financing, appropriate authorization, approval and permits from the City of Richmond and the Province of British Columbia to develop the project. The Corporation has received an expression of interest from a leading industry operator.

Status of Richmond Equine Training Centre

The Corporation has undertaken extensive activities related to the development and obtaining regulatory approval for Richmond Equine Training Centre. Below is an outline of the activities undertaken by the Corporation and the status of Richmond Equine Training Centre as of the date of this annual report.

•
The Corporation engaged Hunter Interests of Maryland and Racing Resource Group of Colorado to prepare a study of the British Columbia thoroughbred industry and the economic feasibility for Richmond Equine Training Centre.

•
The Corporation engaged Lea and Associates to produce a traffic study for Richmond Equine Training Centre. Lea and Associates subsequently met with the Ministry of Transportation and Highways and confirmed that the Richmond Equine Training Centre traffic plan to access Highway 91 directly by Nelson Road is consistent with the strategic plans of B.C. Transportation and Highway.

•
The Corporation engaged Ewing, Cole, Cherry and Brott as the master planner and executive architect/consulting architect for the Richmond Equine Training Centre. Ewing, Cole, Cherry and Brott has provided the Corporation consulting services related to site selection and market analysis, prepared preliminary designs for the Richmond Equine Training Centre complex and entered into initial discussions with officials at Richmond Planning and Urban Development.

•
B.C. Soil Scientists Eveco Consultants prepared an agricultural assessment and application strategy for the Gilmore Property for the Corporation. The agricultural assessment indicates that the intended use of the Richmond Property is consistent with the agricultural capability of the surrounding areas and is projected to realize benefits for both local and regional agricultural development.

•
The Corporation engaged Marktrend Research to conduct a survey of Richmond residents and a second survey of Greater Vancouver residents to assess public opinion of the Richmond Equine Training Centre proposed project. The Marktrend results indicate that 70% of those in Richmond with an opinion supported the proposal and planned site of Richmond Equine Training Centre.

•
The Corporation has engaged P.C.L. Constructors to act as the general contractor for Richmond Equine Training Centre. P.C.L. is Canada’s leading building contractor and has successfully constructed major arenas, equine centres and racetracks.

•
The Corporation has retained Eikos Planning Inc. to provide consulting services with the City of Vancouver and all provincial agencies affected by the Richmond Equine Training Centre development proposal.

The regulatory approval process is complex, time consuming and expensive. There can be no assurance that the Corporation will obtain the required financing, appropriate authorization, approval and permits to develop Richmond Equine Training Centre in a timely manner or that the Corporation will successfully develop and construct Richmond Equine Training Centre. TAC’s agreement to purchase the six million common shares of the Corporation to partially fund Richmond Equine Training Centre expires on October 1, 2004, unless extended by the parties. There can be no assurance that the Province of British Columbia will provide the approval needed to complete development of Richmond Equine Training Centre before October 1, 2004, if at all. If such private placement is completed, there can be no assurance that the Corporation will secure additional funds required to complete Richmond Equine Training Centre. Except for the TAC Letter of Intent, the Corporation has no other agreements related to the financing for the Richmond Equine Training Centre. If the Corporation is unable to obtain the required approval or financing required to complete the project, the Corporation may abandon its plans to complete the Richmond Equine Park Training Center.

3.                        SAFESPENDING® PROJECT

In May 2001, the Corporation acquired the entire world wide right, title and interest to the internet payment system technology of Safespending Services Inc. (“SafeSpending®”). The Safespending® internet payment system is a prepaid anonymous cash spending system that uses a unique and personalized PIN number which can be used to make purchases online from merchants and individuals.

The acquisition agreement with SafeSpending® includes all copyrights, trademarks, source codes and SafeSpending’s® intellectual property. Under the terms of the agreement the Corporation has agreed to pay a 7.5 percent royalty of net revenue relating to the technology upon the Corporation or its subsidiary Horsepower Broadcasting Network Inc. receiving $1,000,000 in net revenue from operation, sales or license of the technology. The Corporation has been negotiating for a joint venture partner to distribute SafeSpending® through retailers (land based) on a worldwide basis. A patent is pending for the anonymous cash payment system in 105 countries.

The Corporation is in the preliminary stages of obtaining the regulatory and other approvals required to develop each of the Sungold® Projects. Some of the Corporation’s projects are in the development stage and currently produce no revenues. The Corporation’s projects are in the gaming/entertainment industry and are subject to significant regulatory requirements.

There can be no assurance that the Corporation will successfully develop all of the Projects currently under development or that such projects, if developed, will generate any revenues or profits from operations.

The Corporation anticipates it will need to raise approximately US$1,500,000 during the fiscal year ending August 31, 2004 to meet its minimum projected expenditures for such period. See “Description of Business - Plan of Operation.” There can be no assurance that the Corporation will successfully obtain such financing on acceptable terms.

Principal Markets

The Corporation’s principal markets include North America, Asia and Europe for the installation of the Horsepower® racing system at licensed racetracks.

Seasonality of the Corporation’s Business

The Corporation’s business is not seasonal nor does the Corporation require raw materials to conduct its business.

Marketing Channels

The Corporation’s marketing channels are primarily licensed world racetracks as well as the Internet and traditional multimedia.

PLAN OF OPERATION

The Corporation’s plan of operation is based on information provided in the reports of its consultants and the decisions of management. Set out below is a summary of the Corporation’s Plan of Operation and operating budget (in US Dollars) for each of the Corporation’s projects and for administration and marketing for the fiscal year ending August 31, 2004.

Richmond Thoroughbred Training Centre

The Corporation does not anticipate that the construction of the Richmond Thoroughbred Training Centre facilities will begin until after October, 2004, subject to the Corporation’s ability to: (i) rezone the Gilmore Land and the Fraser River Land, (ii) obtain regulatory approval for the project, and (iii) obtain additional financing for the project. Other factors which may affect the construction of the project are the projected cost of the project, economic conditions and other conditions that may affect regulatory approval of the Richmond Thoroughbred Training Centre. See “Risk Factors.” The Corporation believes that a majority of its activities on the Richmond Thoroughbred Training Centre during the remainder of the fiscal year ending August 31, 2004 will be related to pre-development activities and obtaining regulatory approval for the project. There can be no assurance that the Corporation will receive regulatory approval for the Richmond Thoroughbred Training Centre.

Set forth below is the Corporation’s anticipated operating budget for the Richmond Thoroughbred Training Centre for the fiscal year ending August 31, 2004.

Richmond Thoroughbred Training Centre

Option Payments	US$4,000

Legal	US$2,000

Total:	US$6,000

Horsepower™ Project

During the fiscal year ending August 31, 2004, the Corporation anticipates that its plan of operation related to the Horsepower™ pari mutual wagering system will consist of, among other things, (i) preparing the Horsepower™ system for introduction at selected international racetracks; (ii) development of an advertising/sponsorship network focusing on mutual promotion to develop the Horsepower™ system and create awareness of the Corporation.

Set forth below is the Corporation’s anticipated operating budget for the Horsepower™ pari mutual wagering system for the fiscal year ending August 31, 2004.

Horsepower™ System

Operating Expenses	US$

Legal	20,000

Software Development	150,000

Hardware Systems	50,000

System Management	100,000

Advertising/Marketing	100,000

Total Horsepower™ System:	US$420,000

Vancouver Thoroughbred Park

The Corporation’s operating budget for the financial year ending August 31, 2004 with respect to the Vancouver Thoroughbred Park is as follows:

Consulting Fees	US$15,000

Total Thoroughbred Park	US$15,000

Set forth below are the Corporation’s estimated operating budgets for administrative and marketing expenses for the fiscal year ending August 31, 2004:

Administration Expenses	US($)

Office/Telephone/Supplies	$10,000

Insurance	$10,000

Office Rent Services	$50,000

Legal/Audit/Trust Corporation	$150,000

Management Fees	$50,000

Consulting Fees	$300,000

Travel/Entertainment	$100,000

Contingency	$164,000

Total Administration Expenses	$834,000

Marketing Expenses	$200,000

TOTAL OPERATING BUDGET:	US$1,500,000

The Corporation’s total operating budget for the fiscal year ending August 31, 2004 is estimated to be approximately US$1,500,000. There can be no assurance that the Corporation’s actual expenditures for the fiscal year ending August 31, 2004 will not exceed the Corporation’s estimated operating budgets. Actual expenditures will depend on a number of factors, some of which are beyond the control of the Corporation, including, among other things, timing of regulatory approval of its projects, the availability of financing on acceptable terms, reliability of the assumptions of management in estimating cost and timing, certain economic and political factors, the time expended by consultants and professionals and fees associated with applications related to the Corporation’s projects. If the actual expenditures for such costs exceed the estimated costs or if events occur that require additional expenditures, the Corporation will be required to raise additional financing or to defer certain expenditures to meet other obligations. The failure to meet certain expenditures may cause the Corporation to default on material obligations and such default may have a material adverse effect on the Corporation’s business and results of operations.

C.                        ORGANIZATIONAL STRUCTURE

The Corporation has three wholly owned subsidiaries: (i) SafeSpending Inc. (formerly Sungold Entertainment USA Inc.), a company incorporated under the laws of Arizona; (ii) Horsepower Broadcasting Network (HBN) International Ltd., a company incorporated under the laws of Canada; and (iii) Racing Unified Network (R.U.N.) Inc. a company incorporated on June 26, 2003, under the laws of Canada.

The Corporation dissolved its wholly owned subsidiary Horsepower Broadcasting Network Inc. in January, 2004.

D.                        PROPERTY PLANTS AND EQUIPMENT

The Corporation’s corporate headquarters are located in Vancouver, British Columbia. The Corporation leases corporate office space at an annual rent of approximately US$50,000, which includes rent, secretarial services, two offices and the shared use of boardrooms. The Corporation has approximately

14 months remaining on its office lease. Management believes these offices are adequate for its needs and that the rates are comparable with market rates.

ITEM 5.              OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following should be read in conjunction with the Corporation’s financial statements, forming a part of this document, including note 13 to the annual financial statements which provides a reconciliation between US GAAP and Canadian GAAP.

Critical Accounting Policies

The Corporation’s financial statements are prepared in conformity with Canadian generally accepted accounting principles, which require management to make estimates and assumptions which can affect the reported balances. In determining estimates of net recoverable amounts and net realizable values, or whether there has been a permanent impairment in value, for, pre-paid and deposits, pre-development costs and capital assets, patent rights and other assets, the Corporation relies on assumptions regarding applicable industry performance and prospects, as well as general business and economic conditions that prevail and are expected to prevail. Assumptions underlying asset valuations are limited by the availability of reliable comparable data and the uncertainty of predictions concerning future events.

By nature, asset valuations are subjective and do not necessarily result in precise determinations. Should the underlying assumptions change, the estimated net recoverable amounts and net realizable values may change by a material amount. The Corporation’s significant accounting policies are set forth in Note 2 to its consolidated financial statements, which should be read in conjunction with management’s discussion of the Corporation’s critical accounting policies and estimates set forth below.

Commitments and Contingencies

The Corporation’s activities are subject to various governmental laws and regulations relating to horse racing, virtual horse racing, online jackpot wagering, copyrights, trademarks and patents. These regulations are continually changing. The Corporation believes its activities comply in all material respects with all applicable laws and regulations.

Translation of Foreign Currencies

Accounts recorded in foreign currency have been converted to Canadian dollars as follows:

  Current assets and current liabilities at exchange rates at the end of the year;
  Other assets at historical rates; and
  Revenues and expenses at the average rate of exchange for the month incurred.
  Gains and losses resulting from the fluctuation of foreign exchange rates are included in the determination of income.

Pre-development costs

The Corporation is in the development stage and capitalizes all costs related to its pre-development projects in accordance with Accounting Guideline No. 11, “Enterprises in the Development Stage”,

issued by the Canadian Institute of Chartered Accountants. Management of the Corporation assess annually whether the recovery of the unamortized balance of these costs from the future operations can continue to be regarded as probable. When the unamortized balance is determined to exceed the expected amount of recovery through future related revenues, less relevant costs, the deferred pre-development costs are impaired and are written down to fair value.

The costs deferred at any time do not necessarily reflect present or future values. The ultimate recovery of such amounts depends on the Corporation successfully developing and commencing the project.

Overview

To date, the Corporation has not earned significant revenues and is considered to be in a development stage. The recoverability of pre-development costs is primarily dependent on the ability of the Corporation to put its pre-development projects into economically viable products in the future.

The Corporation has funded its business operations, working capital and the development of its interests by the issuance of share capital under private placements and by the exercise of accompanying warrants and stock options in the aggregate amount of $15,717,808 since inception.

As of August 31, 2003, the Corporation had $47,928 cash on hand, $4,154 in prepaid expenses and $175,238 in accounts payable. As at August 31, 2002, the Corporation had $23,772 cash on hand, $374,953 in prepaid expenses and $32,824 in accounts payable.

The Corporation's net losses for the fiscal years ended 2003 and 2002 were $4,619,275 and $2,602,640, respectively.

A.                        OPERATING RESULTS

Year Ended August 31, 2003 Compared to August 31, 2002

The Corporation had $1,317 revenue from operation during fiscal 2003 compared to $19,547 during the same period in 2002 and $10,269 in foreign exchange loss for fiscal year 2003 compared to $4,526 loss for 2002. The Corporation had a net loss of $4,619,275 for fiscal 2003 compared to net loss of $2,602,640 for fiscal 2002. Net losses from operations were composed entirely of operating expenses, including a write down of pre-development costs and investments of $2,017,420.

In November 2002, the option to purchase 227 acres in Richmond, British Columbia, Canada for the purpose of developing a horse training complex expired, and the Corporation did not obtain a new option to purchase 100 acres on the same property. Consequently, the Company wrote-off all deferred expenditures that were related directly to the option property in 2003.

During the year ending August 31, 2003, the Corporation issued 11,750,000 private placement units to settle $582,561of debts. Proceeds from the exercise of share purchase warrants, incentive share purchase options and private placements totalled $1,835,162 in fiscal 2003 compared to $2,388,010 in fiscal 2002.

Overall the pre-development expenditures and investments capitalized under Canadian GAAP for the year ended August 31, 2003 were decreased by $2,006,274, as compared to a decrease of $125,909 in 2002, which represents the addition of $11,146 representing consulting and legal fees of $1,680 on the Vancouver Thoroughbred Park/Richmond Equine Training Centre project and $9,466 on the Safespending® project, less the impairment write-off of $2,017,420. The Vancouver Thoroughbred Park/Richmond Equine Training Centre project pre-development expenditures for fiscal 2002 were

$19,821 in 2002 and the Safespending® project pre-development expenditures for fiscal year 2002 were $13,087. The Horsepower® software development project pre-development expenses for fiscal 2003 and 2002 were nil. In 2003, the Corporation discontinued the Gun Lake project and provided an impairment write-off of all related pre-development costs of $1,769,717. In November 2002, the Corporation’s option to purchase a 227 acre property in Richmond expired and was not renewed. The Corporation wrote-off pre-development costs of $247,703 relating to the option on the Richmond property in 2003.

Professional and consulting expenditures for fiscal 2003 were $547,829 compared to expenses of $242,565 in fiscal 2002. Investor relations fees increased to $214,843 in fiscal 2003 from $169,935 in fiscal 2002. Office expenses increased to $164,044 in fiscal 2003 from $60,936 in fiscal 2002.

In fiscal years 2003 and 2002, the Corporation had agreements with two consultants providing full time administration and management services and agreements with ten other consultants providing services such as internet consulting, marketing and corporate development. Management fees for the two agreements respecting management services during the year ended August 31, 2003 were $286,603 compared to $246,000 in 2002. Consulting fees for internet services in fiscal 2003 were $184,249 compared to $410,144 in 2002.

The $0.07 loss per share for fiscal 2003 compares to $0.06 loss per share for fiscal 2002 and reflects the Corporation's net loss in the 2003 fiscal year.

As the Corporation's only revenue-producing technology Horsepower® system is in the early startup stage, income from operation is not material at this point. However, the Corporation anticipates that the system will continue to develop more revenues as the player base develops.

Year Ended August 31, 2002 Compared to August 31, 2001

The Corporation had $19,446 revenue from operation during fiscal 2002 compared to $12,428 from 2001 and $4,526 in foreign exchange loss for fiscal year 2002 compared to $12,098 gain for 2001. The Corporation had a net loss of $2,602,640 for fiscal 2002 compared to net loss of $2,184,080 for fiscal 2001.

Overall the pre-development expenditures and investments for fiscal 2002 were $125,909, which represents the addition of $32,908 less Richmond project option fees of $158,817 write-off during the year, as compared to $144,216 for fiscal 2001. The addition of $32,908 was due primarily to the expenditures on consulting and legal fees, option fees and other direct costs. Specifically the Vancouver Thoroughbred Park/Richmond Equine Training Centre project pre-development expenditures for fiscal 2002 were $19,821 compared to $83,794 in 2001. The Safespending® project pre-development expenditures for fiscal year 2002 were $13,087 compared to $65,162 in 2001. The Horsepower® software development project pre-development expenses for fiscal 2002 were nil compared to $41,884 in fiscal 2001. The Toledo Beach pre-development expenses for fiscal 2002 were nil compared to $93,971 for fiscal 2001. The Corporation abandoned the Toledo Beach Project and had written off all related pre-development costs of $460,574 in 2001. Litigation expenditures for fiscal 2002 were nil compared to litigation expenditures of $31,546 in fiscal 2001 related to the Gun Lake project in Michigan.

Proceeds from the exercise of share purchase warrants, incentive share purchase options and private placements totaled $2,388,010 in fiscal 2002 compared to $2,391,331 in fiscal 2001.

In fiscal years 2002 and 2001, the Corporation had agreements with two consultants providing full time administration and management services and agreements with ten other consultants providing services such as internet consulting, marketing and corporate development. Management fees for the two agreements respecting management services in fiscal 2002 were $246,000 compared to $246,000 in fiscal 2001. Consulting fees for internet services in fiscal 2002 were $410,144 compared to $151,791 in fiscal 2001. Professional and consulting fees increased to $242,565 in fiscal 2002 from $118,716 in fiscal 2001. Investor relations fees increased to $169,935 in fiscal 2002 from $93,972 in fiscal 2001. Office expenses reduced to $60,936 in fiscal 2002 from $70,096 in fiscal 2001.

The $0.06 loss per share for fiscal 2002 compares to $0.07 loss per share for fiscal 2001 and reflects the Corporation's net loss in the 2002 fiscal year.

Year Ended August 31, 2001 Compared to August 31, 2000

The Corporation had $24,528 in net revenues for fiscal 2001 compared to net revenues of $18,444 for fiscal 2000 due primarily to foreign exchange gain (loss). The Corporation had $12,428 from operation during fiscal 2001. The Corporation had a net loss of $2,184,080 for fiscal 2001 compared to net loss of $1,314,123 for fiscal 2000.

Overall the pre-development expenditures and investments for fiscal 2001 were $(144,216) which represents the addition of $316,358 less Toledo Beach Project of $460,574 write-off during the year which compared to $623,872 for fiscal 2000. This was due primarily to the expenditures on developing, licensing and start-up costs of the Horsepower2 Game and the Toledo Beach Project in Michigan, USA. Specifically, the Horsepower2 Game pre-development expenses for fiscal 2001 were $41,884 compared to $17,115 in fiscal 2000; the Toledo Beach pre-development expenses for fiscal 2001 were $93,971 compared to $270,569 for fiscal 2000. The Corporation decided to abandon the Toledo Beach Project and has written off all related pre-development costs of $460,574. Litigation expenditures for fiscal 2001 were $31,546 compared to litigation expenditures of $54,615 in fiscal 2000 related to the Gun Lake project in Michigan; the racetrack pre-development expenditures for fiscal 2001 were $83,794 compared to $281,573 in 2000 and the Safespending project for fiscal year 2001 were $65,162 compared to nil in 2000.

Proceeds from the exercise of share purchase warrants, incentive share purchase options and private placement totalled $2,391,331 in fiscal 2001 compared to $2,123,061 in fiscal 2000.

Management fees in fiscal 2001 were $246,000 compared to $186,500 in fiscal 2000. Consulting fees for internet services in fiscal 2001 were $151,791 compared to nil in fiscal 2000. Professional and consulting fees increased to $118,716 in fiscal 2001 from $98,061 in fiscal 2000. Investor relations increased to $93,972 in fiscal 2001 from $18,405 in fiscal 2000. Office expenses increased to $70,096 in fiscal 2001 from $45,753 in fiscal 2000.

The $0.07 loss per share for fiscal 2001 compares to $0.06 loss per share for fiscal 2000 and reflects the Corporation’s net loss in the 2001 fiscal year.

B.                        LIQUIDITY AND CAPITAL RESOURCES

As at August 31, 2003, the Corporation had the following cash on hand:

Cdn Account	$42,543
US Account	US$3,886

TOTAL:	$47,928

The Corporation has a planned operating budget of US$1,500,000 ($2,282,250) for the fiscal year ended August 31, 2004. The Corporation currently does not have sufficient funds to fund its operations through the fiscal year ended August 31, 2004, and will be required to raise additional funds from, operations or through equity or debt financing. The Corporation anticipates it will raise funds to meet its planned operating budget through private placements of equity and debt financing.

There can be no assurance that the Corporation will have sufficient financing to meet its actual expenditure requirements or that additional financing will be available on terms acceptable to the Corporation. There can be no assurance that the Corporation's actual expenditures for the fiscal year ending August 31, 2004 will not exceed the Corporation's estimated operating budget. If the actual expenditures for such cost exceed the estimated costs or if events occur that require additional expenditures, the Corporation will be required to raise additional financing or to defer expenditures to meet other obligations. The failure to meet certain expenditures may cause the Corporation to default on material obligations and such default may have a material adverse effect on the Corporation's business and results of operations. If the Corporation is unable to obtain additional financing on acceptable terms, the Corporation will be unable to meet its obligations and the Corporation may be forced to abandon its interest in some of its projects and write off its investment.

The following is a summary of the Corporation’s financing activities during the fiscal years ending August 31, 2003, 2002 and 2001:

1.
During the year ended August 31, 2003, the Corporation issued 29,750,000 common shares pursuant to private placements, the exercise of share purchase warrants, and the exercise of incentive share purchase options for proceeds of $1,835,162 cash and to settle $582,561 of debts owed by the Corporation.

2.
During the year ended August 31, 2002, the Corporation issued 15,666,666 common shares pursuant to private placements, the exercise of incentive share purchase options and the exercise of share purchase warrants for proceeds of $2,388,010.

3.
During the year ended August 31, 2001, the Corporation issued 12,278,800 common shares pursuant to private placements, the exercise of incentive share purchase options and the exercise of share purchase warrants and debt settlement for proceeds of $2,450,621.

Since August 31, 2003, the Corporation issued 8,000,000 private placement shares to settle debt of $530,932 pursuant to its private placement financings.

While the Corporation has been successful in raising the necessary funds in the past, there can be no assurance it can continue to do so. If such funds cannot be secured, the Corporation may be forced to curtail some of its development efforts to a level for which funding can be secured through new investment or joint venturing. If the Corporation cannot raise or arrange to obtain the cash requirements necessary to meet its minimum obligations for the Richmond Equine Training Centre, the Vancouver Thoroughbred Park and the SafeSpending® Project, some of its projects may be forfeited. The Corporation believes its minimum financial obligations during the fiscal year ending August 31, 2004 will be approximately US$1,500,000. The Corporation anticipates it will finance the Richmond Equine Training Centre by issuing six million common shares to TAC for US$4.00 per share pursuant to a letter of intent. The Corporation has TAC's commitment to purchase six million shares of the Corporation under the TAC letter of intent for US$24 million. The Corporation has not obtained any firm commitment to finance the Richmond Equine Training Centre. There can be no assurance that such financing will be obtained on acceptable terms. In 2003, the Corporation financed the Horsepower® World Pool system with equity financing. The Corporation anticipates it will finance the Horsepower® World Pool system and the SafeSpending® Project primarily through revenues from the Horsepower® World Pool system.

The Corporation does not currently have adequate funds available to finance its operations through August 31, 2004. The Corporation intends finance its operations through additional equity financings of its shares.

The Corporation's liquidity depends largely on the established financing capabilities of its principals and on its ability to access the capital markets or to enter into joint venture agreements. Although the Corporation has no plans to acquire additional projects or to explore new opportunities in fiscal 2004, the Corporation may enter into arrangements to do so if management determines that such projects are economically viable and in the best interest of the Corporation's shareholders. Such acquisition may affect the Corporation's ability to access the capital markets or to enlist new joint venture partners. The Corporation does not know of any other trends, demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, the Corporation's liquidity either materially increasing or decreasing at present or in the foreseeable future.

The Corporation relies on private placements, investment by related parties and revenues from the Horsepower Racetrack World Pool Program for the working capital necessary for its operations. It is anticipated that financings will continue to be achieved through these means as well as through potential joint ventures. The Corporation has received expressions of interest from both private and public investors. There can be no guarantee that the expressions of interest will be sufficient to fund the Corporation's projects.

As at August 31, 2003, the Corporation’s only obligation under capital leases are two computer hardware leases expiring April 2004 through June 2004. The balance on the leases as at August 31, 2003 was $17,253 ($17,253 of which was a current obligation). The Corporation expects to continue to operate from equity investment.

The Corporation does not have any material commitments for capital expenditures.

C.                        RESEARCH AND DEVELOPMENT

The Corporation has not expended any funds over the last three years on "Research and Development" as that term is defined in the CICA Handbook. The Corporation has, however, expended the following amounts directly in connection with software development of the Horsepower® World Pool system over the past three years:

	Pre-development costs	Computer	Computer
Year	- Consulting and legal	Hardware	Software
2001	41,884	7,009	349,481

2002	-	3,112	4,579

2003	-	-	181,084

TOTAL	41,884	10,121	535,144

The Corporation continues to be in the development stage of its operations. Consequently a significant amount of the Corporation's expenditures have been related to software development. The Corporation's plans for its software research and development expenditures for fiscal 2004 will represent a decreasing percentage of the Corporation's budget as advertising and marketing Horsepower® system are expected to begin generating revenues for the Corporation.

D.                        TREND INFORMATION

The Corporation does not have sufficient history of operations, because it has been in the development stage until the last fiscal year, to be able to ascertain any trends in production, sales or costs. The Corporation is unaware of any trends, uncertainties, demands, commitments or events that are likely to have a material effect on its net sales or revenues, income from operations, profitability, liquidity or capital resources or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition except that the Corporation plans to exploit the trend towards online delivery of wagering systems and focus primarily on the trend towards racetrack friendly alternative wagering which the Corporation believes is in the initial stages of a major international expansion.

E.                        OFF-BALANCE SHEET ARRANGEMENTS

The Corporation does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

As used in this Item 5.E., the term off-balance sheet arrangement means any transaction, agreement or other contractual arrangement to which an entity unconsolidated with the company is a party, under which the company has:

(a)
Any obligation under a guarantee contract that has any of the characteristics identified in paragraph 3 of FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others

(November 2002) (“FIN 45”), as may be modified or supplemented, excluding the types of guarantee contracts described in paragraphs 6 and 7 of FIN 45;

(b)	A retained or contingent interest in assets transferred to an unconsolidated entity or similar arrangement that serves as credit, liquidity or market risk support to such entity for such assets;

(c)
Any obligation under a derivative instrument that is both indexed to the company’s own stock and classified in stockholders’ equity, or not reflected, in the company’s statement of financial position; or

(d)
Any obligation, including a contingent obligation, arising out of a variable interest (as referenced in FASB Interpretation No. 46, Consolidation of Variable Interest Entities (January, 2003), as may be modified or supplemented) in an unconsolidated entity that is held by, and material to, the company, where such entity provides financing, liquidity, market risk or credit risk support to, or engages in leasing, hedging or research and development services with, the company.

F.                        TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

As of the date of the balance sheet for the Corporation’s last fiscal year end contained in this Form 20-F, the Corporation’s known contractual obligations identified in the following table are:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1- 3 years	3 -5 years	More than 5 years
Long-Term Debt Obligations Capital (Finance) Lease Obligations(1)	- 17,253	- 17,253	- -	- -	- -
Operating Lease Obligations(2)	74,618	59,652	14,966	-	-
Purchase Obligations	-	-	-	-	-
Other Long-Term Liabilities reflected on the Corporation’s Balance Sheet under Canadian GAAP	-	-	-	-	-
Total	91,871	76,905	14,966
(1)	As of February 27, 2004 the Corporation repaid the outstanding balance of its two existing capital leases.
(2)	Operating lease obligations represent leases on the Corporation’s current offices to October, 2004.

G.                        SAFE HARBOR

The safe harbor provided in Section 27A of the Securities Act and Section 21E of the Exchange Act applies to forward-looking information provided pursuant to Item 5.E and F above.

ITEM 6.              DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                        DIRECTORS AND SENIOR MANAGEMENT

All of the directors of the Corporation are elected annually by the shareholders and hold office until the next annual general meeting of shareholders or until their successors are duly elected and qualified, unless they sooner resign or cease to be directors in accordance with the Corporation’s bylaws. The Corporation’s last annual general meeting was held on February 20, 2004. The Corporation’s executive officers are appointed by and serve at the pleasure of the Board of Directors.

As of February 20, 2004, the following persons are directors and/or executive officers of the Corporation:

Name	Position with the Corporation	Number of Common Shares Owned
Art Cowie(1)	Director and President	1,347,500
Donald R. Harris	Director and Chairman	5,892,207
Anne Kennedy	Director	898,940
Walter Wolff(1)	Director	176,650
Larry R. Simpson	Director	315,000
Dennis Hedtke(1)	Director and Corporate Secretary	1,965,860
(1) Member of the Corporation’s Audit Committee and Executive Committee.

Members of the Corporation’s board of directors are elected by the holders of the Corporation’s shares to represent the interests of all shareholders. The board of directors meets periodically to review significant developments affecting the Corporation and to act on matters requiring board approval. Although the board of directors delegates many matters to others, it reserves certain powers and functions to itself. The only standing committees of the Board of Directors of the Corporation is an audit committee and an executive committee. See “Board Practices” below.

None of the Corporation’s directors or executive officers are parties to any arrangement or understanding with any other person pursuant to which said individual was elected as a director or officer or member of senior management of the Corporation.

No director or executive officer of the Corporation has any family relationship with any other officer or director of the Corporation.

The following is a brief summary of biographical information on each of the officers and directors listed above:

ART COWIE, has served as President and director of the Corporation since January, 2003. Mr. Cowie has been a career community planner as well as a distinguished landscape architect, government affairs consultant and has an extensive public service record including member of the BC Legislature, Alderman for the City of Vancouver, Director of the Pacific National Exhibition, Chairman of Vancouver Board of Parks and Recreation, member of B.C. and Canadian Institutes of Planning, past President of the BC Society of Landscape Architects and a Fellow of the Canadian Society of Landscape Architects. Art is the designer for the Corporation’s proposed Hastings Park one-mile racecourse retrofit

DONALD R. HARRIS, has served as a director of the Corporation since January, 1998 and Chairman of the Board since December, 1999. Mr. Harris is the President and CEO of TAC International Investment

LLC, a private investment company, and the Chairman of the Board and CEO of Town’s Edge Properties, Inc., a developer of multiple residential and commercial properties, for over 31 years. Town’s Edge is the managing entity for 12 real estate investment general and limited partnerships worth in excess of US $65 million.

ANNE KENNEDY, has served as Corporate Secretary of the Corporation from December, 1999 to February, 2004 and as a director since June, 1998. Ms. Kennedy has over 20 years experience as a Realtor, co-owner of a private insurance firm and as a budget analyst for a major oil company. Ms. Kennedy has been providing regulatory reporting, office management and shareholder communications for the Corporation.

WALTER WOLFF, was appointed as a director of the Corporation in February, 2001. Mr. Wolff has owned and operated restaurants, bakeries and food processing facilities for 32 years. European trained Mr. Wolff has been the Chef for some of the world’s most renowned establishments such as the De Bergues in Geneva, the Queen Elizabeth in Montreal and as the head chef for Expo ’67 in Montreal, Canada. Walter previously served as a director of Cansib Energy Inc., a mining company formerly listed on the TSX Venture Exchange.

DENNIS HEDTKE, is presently the Corporate Secretary of the Corporation and has been a director of the Corporation since May, 2003. Mr. Hedtke is President and owner of Hedtke, Inc. a Manufacturer’s Representative firm offering engineered products to the mobile off-highway original equipment manufacturing market in 10 states. Mr. Hedtke is also founder and CEO of Specialty Fittings, Inc. a manufacturer of non-standard hydraulic fittings and Partner/Owner and CEO of Filtration Products Corporation, a manufacturing company with worldwide sales and distribution of hydraulic filters and accessories.

LARRY R. SIMPSON, has served as a director of the Corporation since October, 2002. Mr. Simpson has 25 years of sales, marketing and public relations experience, in the fields of horseracing, sports, and leisure. Larry has a background in both thoroughbred and standardbred horse ownership and syndication. Mr. Simpson has been a successful publisher, manager and writer for many leading thoroughbred and standardbred publications over the past 16 years. Mr. Simpson’s influence within the racing industry has extended to charity work for equine research, lecturing on handicapping, arranging new owner seminars and freelance writing for racing and gaming publications.

No director and/or executive officer of the Corporation has been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court of competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he or she is a director and/or executive officer, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he or she is an officer or director from engaging in or continuing any conduct, practice, or employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security or any aspect of the securities business or of theft or of any felony.

B.                        COMPENSATION

The Corporation does not compensate its directors for their services as directors. Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors. The Board of Directors makes separate remuneration to any director undertaking services on behalf of the Corporation other than services ordinarily required of a director. Other than indicated below, no director received any compensation for his or her services as a director, including any committee participation or special assignments.

The Corporation grants stock options to directors, executive officers and employees. See “Options to Purchase Securities from the Corporation or Subsidiary”.

The following table sets forth details of the compensation paid during the Corporation’s fiscal year ended August 31, 2003, to directors and executive officers:

Directors and Executive Officers	Salary/Bonus	Other Compensation
Kim N. Hart(1)	nil	$203,448(2)
Anne Kennedy	nil	$83,155(2)
Art Cowie	nil	$37,647(3)
Donald Harris	nil	nil
Dennis Hedtke	nil	nil
Walter Wolff	nil	nil
Larry R. Simpson	nil	$26,823(2)
Melvin Reeves	nil	$154,173(4)

(1)	Mr. Hart resigned as President, Chief Executive Officer and director of the Corporation on May 27, 2003.
(2)	Paid in consideration of consulting services provided to the Corporation. See “Item 6.C. Board Practices”.
(3)	Paid as consulting fees to Eikos Planning Inc., a company controlled by Mr. Cowie.
(4)	Mr. Reeves resigned asa director on July 24, 2003.

The aggregate amount of compensation paid by the Corporation during the fiscal year ended August 31, 2003 to all officers and directors as a group was $505,246.

No amounts have been set aside or accrued by the Corporation during the year ended August 31, 2003 to provide pension retirements or similar benefits for directors or executive officers of the Corporation pursuant to any plan provided for or contributed to by the Corporation.

OPTIONS TO PURCHASE SECURITIES FROM THE CORPORATION OR SUBSIDIARY

Stock Options to purchase shares from the Corporation are granted to directors and employees of the Corporation on the terms and conditions acceptable to the applicable securities regulatory authorities. The Corporation has no formal written stock option plan. No stock option granted under the stock option program is transferable by the optionee other than by will or the laws of descent and distribution, and each stock option is exercisable during the lifetime of the optionee only by such optionee. The exercise price of all stock options granted under the stock option program is based on the market price of the Corporation’s securities at the time of the grant of the incentive stock option and the maximum term of each stock option may not exceed five years.

The names and titles of the directors, executive officers and consultants of the Corporation to whom outstanding stock options have been granted and the number of shares subject to such stock options are set forth below as at August 31, 2003. The exercise price of the stock options is stated in U.S. dollars.

Name of Optionees	Options	Exercise Price (US)	Expiration Date	Total Outstanding Options at August 31, 2003
Officers and Directors:
Kim N. Hart(1)	1,050,000	$0.06	February 28, 2006
	79,900	$0.085	March 05, 2006
	550,764	$0.08	January 04, 2007
	400,000	$0.0725	January 24, 2007	2,080,664
Donald R. Harris	300,000	$0.12	August 10, 2006
	108,000	$0.08	January 04, 2007	408,000
Anne Kennedy	272,000	$0.20	May 17, 2007	272,000
Walter Wolff	100,000	$0.15	February 16, 2006
	36,000	$0.08	January 04, 2007	136,000
Art Cowie	136,000	$0.11	January 15, 2007
	64,000	$0.05	May 27, 2008	200,000
Larry R. Simpson	200,000	$0.15	October 11, 2007	200,000
Dennis Hedtke	150,000	$0.05	May 28, 2008	150,000
Consultants:
Jeff Grant	100,000	$0.09	December 20, 2006	100,000
	36,000	$0.08	January 04, 2007	136,000
Robert Zeilke	300,000	$0.15	October 16, 2007	300,000
			Total	3,982,664
        (1)    Mr. Hart resigned as President, Chief Executive Officer and director of the Corporation on May 27, 2003.

C.                        BOARD PRACTICES

Directors, Officers and Term of Office

Directors may be appointed at any time in accordance with the Articles and Bylaws of the Corporation and then re-elected annually by the shareholders of the Corporation. Directors may resign at any time and their term of office expires annually at each Annual General Meeting of the shareholders of the Corporation.

Executive officers are appointed from time to time by the Board of Directors. The Board, in its discretion, may remove any officer of the Corporation, otherwise each officer shall hold office until his or her successor is appointed or until his earlier resignation.

Agreements with Senior Management

Effective May 1, 1998 as amended January 2, 2003, October 1, 2003 and January 2, 2004, the Corporation entered into a consulting agreement with Mr. Kim Hart, a director of the Corporation’s wholly owned subsidiary HBN. The consulting agreement provides for the payment of consulting fee in the amount of US$10,000 per month for an initial three year term. Pursuant to the terms of the consulting agreement, Mr. Hart is responsible for the supervision, direction, control, promotion and operation of the Corporation. Mr. Hart has the obligation and duty to perform all those duties which are generally performed by a Chief Executive Officer and President in corporations of similar size to the Corporation, and all acts which are reasonably necessary for the efficient and proper operation and development of the Corporation including all matters related to the general administration of the Corporation.

Mr. Hart is also required to provide management services to the Corporation, including negotiations with other persons, firms, corporations or financial institutions in connection with the arranging and securing of financing for the Corporation, including financings through underwritings, best efforts offerings or such other offerings as may be allowed through the facilities of the NASD and financings through limited partnership offerings or by conventional bank financing methods, the terms of such financing to be subject to the approval of the Board of Directors. Hart may be paid consulting bonuses from time to time, as are determined by the Board of Directors. The consulting agreement may be terminated by the Corporation at any time with cause and at any time on payment of twelve month’s compensation without cause. Mr. Hart may terminate the consulting agreement on 90 day’s notice to the Corporation. Pursuant to an agreement dated May 1, 2000, as amended January 2, 2004, Mr. Hart also agreed to provide management services to the Corporation’s wholly owned subsidiary, HBN for a management fee of US$10,000 per month for an initial three year term. Mr. Hart is the President and a director of HBN. During the Corporation’s most recently completed financial year a total of $203,448 has been paid or is payable by the Corporation and its subsidiaries to Mr. Hart for such services.

Effective July 1, 1998, the Corporation entered into a consulting agreement, as amended April 11, 2002, January 2, 2003, October 1, 2003 and January 2, 2004, with Anne Kennedy, a director of the Corporation. The consulting agreement is for an intial term of two years and provides for the payment of $7,500 per month to Ms. Kennedy by the Corporation. The consulting agreement may be terminated by the Corporation at any time for cause, and at any time without cause by giving 30 days written notice to Ms. Kennedy and Ms. Kennedy may terminate the consulting agreement at any time by giving the Corporation 30 days’ written notice. During the Corporation’s last completed financial year a total of $83,155 has been paid or is payable by the Corporation to Ms. Kennedy for such services.

Pursuant to a consulting agreement dated effective October 11, 2002, between the Corporation’s wholly owned subsidiary, HBN and Larry R. Simpson, Mr. Simpson provides marketing consulting services to HBN. Mr. Simpson is a director of the Corporation. During the Corporation’s last completed financial year a total of $26,823 has been paid or is payable by HBN to Mr. Simpson for such services.

Audit Committee

The members of the Corporation’s audit committee are Art Cowie, Dennis Hedtke and Walter Wolff. They may be appointed any time by the Corporation’s board of directors. The board, in its discretion may change the membership and fill vacancies in the audit committee, otherwise, audit committee members shall serve until his or her successor is appointed or until his or her earlier resignation.

The Corporation’s audit committee has the following primary duties, responsibilities and powers:

(a)	to serve as an independent and objective party to monitor the Corporation’s financial reporting process and internal control systems;

(b)	to review and appraise the audit activities of the Corporation’s independent auditors;

(c)	to provide open lines of communication among the independent auditors, financial and senior management, and the board of directors for financial reporting and control matters;

(d)	making recommendations to the Corporation’s board of directors regarding the selection, independence, evaluation, fees and, if necessary, the replacement of the independent auditors;

(e)	meeting with the Corporation’s auditors and senior management to review the scope of the proposed audit for the current year, and the audit procedures to be used;

(f)	reviewing the Corporation’s financial statements with the Corporation’s senior management and its independent auditors to ensure that:

	a.	senior management has reviewed the audited financial statements with the Audit Committee, including significant judgments affecting the financial statements;

b.
the audit committee has received the assurance of both financial management and the Corporation’s independent auditors that its financial statements are fairly presented in conformity with generally accepted accounting principles (GAAP) in all material respects;

	c.	the Corporation’s senior management review the adequacy and effectiveness of the Corporation’s financial and accounting controls;

d.
Making inquiries of the Corporation’s senior management and the Corporation’s independent auditors to identify significant business, political, financial and control risks and exposures and assess the steps management has taken to minimize such risk to the Corporation;

(g)
Ensuring that the disclosure of the process followed by the Corporation’s board of directors and its committees, in the oversight of the Corporation’s management of principal business risks, is complete and fairly presented; and

(h)	Review and confirmation of compliance with the Corporation’s policies on internal controls, conflicts of interests and other key compliance issues.

Executive Committee

The executive committee of the Corporation’s board of directors currently consists of Art Cowie, Dennis Hedtke and Walter Wolff. This committee is directed to have and exercise, during the intervals between the meetings of the Corporation’s board of directors, all the powers vested in the Board except the power to fill vacancies, the power to change the membership of, or fill vacancies in, the executive committee or any other committee of the Board.

D.                        EMPLOYEES

As of January 31, 2004, the Corporation had no employees. The Corporation relies primarily on part-time staff, flex-time and consultants to minimize expenses.

ITEM 7.              MAJOR SHAREHOLDER AND RELATED PARTY TRANSACTIONS

A.                        MAJOR SHAREHOLDERS

The Corporation is currently a publicly-held corporation, with its shares held by residents of Canada, the United States and other countries. To the best of its knowledge, the Corporation is not controlled, directly or indirectly, by another corporation or any government or by any natural or legal persons and, as at January 31, 2004, no person or corporation or other entity owns, directly or indirectly, or controls more than 5% of the shares of the Corporation, the only class of securities with voting rights, except for the persons or groups listed below:

Identity of Persons or Group	Number of Shares Owned (1)	Percentage of Class
CDS & Co.	41,691,270	45.38%
Cede & Co. (2)	12,628,307	13.75%
Kim N. Hart(3) (4)	7,040,000	7.66%
Donald Harris(4)	5,892,207	6.4%
Total	12,932,207	14.07%

(1)	Based on 91,864,742 shares outstanding at January 31, 2004.

(2)
Cede & Co. is a depository enterprise. It is the Corporation’s understanding that Cede & Co. hold the specified shares as shareholder of record in a nominal, fiduciary, trustee or similar capacity. Accordingly, the names of the beneficial owners are not available to the Corporation unless the shareholders voluntarily elect to contact the Corporation or request disclosure of his, her or its identity. The Corporation is unaware of the identities of the beneficial owners of these shares.

(3)	Mr. Hart resigned as President, Chief Executive Officer and director of the Corporation on May 27, 2003.

(4)	Messrs. Hart and Harris are the only persons, corporations or other entities known by the Corporation to own directly or indirectly or control more than 5% of the shares of the Corporation.

There are no arrangements, known to the Corporation which may at a subsequent date result in a change in control of the Corporation.

The Corporation’s major shareholders do not have different voting rights from other shareholders of the Corporation.

Based on the records of Computershare Investor Services Inc., the Corporation’s registrar and transfer agent, at January 31, 2004, there were 261 holders of record of the Corporation’s shares with United States addresses who collectively held 12,628,307 shares or approximately 13.75% of the 91,864,742 issued and outstanding shares. The Corporation’s records indicate that, as at January 31, 2004, there was one holder of record of stock options or warrants with a United States address. As noted above, the Corporation is not in a position to confirm ownership by these parties.

The Corporation is not aware of any significant changes in the ownership of it’s shares during the past three years.

B.                        RELATED PARTY TRANSACTIONS

Except for the ownership of the Corporation’s securities and the compensation described herein, advances to and by certain officers to or from the Corporation to cover expenses (all of which were reimbursed or repaid without interest), below are all of the material transactions between the Corporation and its directors, executive officers, holders of ten percent or more of the Corporation’s outstanding shares, or any associate or affiliate of such person since the commencement of the last fiscal year on September 1, 2000, or in any proposed transaction which may materially affect the Corporation.

The Corporation has entered into consulting agreements with certain directors. See “Item 6. Directors, Senior Management and Employees.”

The Corporation does not provide benefits to any personnel or its consultants. None of the officers or directors of the Corporation are indebted to the Corporation or were indebted to the Corporation during the fiscal years ended August 31, 2003, 2002 and 2001. See “Indebtedness of Directors and Officers” below.

The Corporation has entered into the TAC International Investments LLC letter of intent dated December 8, 1997, as recently extended on September 30, 2003, with TAC International Investments LLC, a company controlled by Donald Harris, a director of the Corporation. Pursuant to the letter of intent, if the Corporation receives authorization to develop the Vancouver Thoroughbred Park prior to October 1, 2004, TAC will purchase six million common treasury shares of the Corporation at US$4.00 per share, by way of private placement.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

None of the directors, executive officers or senior officers of the Corporation or persons who were directors, executive officers or senior officers of the Corporation at any time during the Corporation’s last completed financial year, and non of the associates of such persons are or have been indebted to the Corporation or its subsidiaries at any time since the beginning of the Corporation’s last completed financial year. Furthermore, non or such person were indebted to a third party during such period where their indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or its subsidiaries.

ITEM 8.              FINANCIAL INFORMATION

CONSOLIDATED FINANCIAL STATEMENTS

The financial statements required as part of this Annual Report are filed under Item 17 of this Annual Report.

LITIGATION

Gun Lake Claim

On February 19, 1999, the Corporation filed a lawsuit against the United Nation of Chippewa, Ottawa and Pottawatomi Indians of Michigan, Inc., the Gun Lake Band of Indians Acknowledgement Project, David K. Sprague, William Church, the members of the elder/tribal council of the Gun Lake Band (collectively, the “Defendants”), in the Michigan Circuit Court for the County of Eaton. The lawsuit alleged, among other things, that (i) the Gun Lake Band breached the Gun Lake Agreement; (ii) Mr. Church breached his agreements with the Corporation; (iii) the Defendants, collectively, fraudulently induced the Corporation to make certain payments to the Gun Lake Band and Mr. Church and to provide certain services to the Gun Lake Band for the purposes of obtaining federal recognition and planning a Class III gaming operation; (iv) fraud and innocent misrepresentation in entering agreements with the Defendants; and (v) defamation related to certain false statements made by the Defendants to third parties related to the Corporation and its business. The Corporation was at the time seeking specific performance under the Gun Lake Agreement and US $447,800,000 in monetary damages.

On June 7, 1999, an Order was issued whereby the Honorable Robert Holmes Bell, United States District Court for the Western District of Michigan, granted the Corporation’s Motion to Remand to State Court the Corporation’s suit against the Defendants. The Defendants had removed the Corporation’s suit to federal court claiming complete federal preemption. The federal court ruled that it did not have subject matter jurisdiction over the lawsuit and the law suit was remanded to the State Court in Michigan for all further proceedings, including trial. Judge Calvin Osterhaven, however, held a hearing December 10, 1999 to determine the status of the lawsuit. The trial court dismissed the lawsuit on the basis of the Defendants claim of sovereign immunity. In 2002, the Michigan Court of Appeals court dismissed the appeal on the basis of the Band’s claim of sovereign immunity. In 2003, the Michigan Supreme Court denied the Corporation an application to appeal the Michigan Court of Appeals court decision and the Corporation decided in 2003 not to appeal the decision to the United States Supreme Court.

To the best of its knowledge, the Corporation is not subject to any active or pending legal proceedings or claims against it or any of its properties that will have a material effect on the Corporation’s business or results of operations. However, from time to time, the Corporation may become subject to claims and litigation generally associated with any business venture.

DIVIDEND POLICY

Other than as described below, the Corporation has not and does not currently intend to pay any dividends on any of its shares. The Corporation intends to follow a policy of retained earnings to finance the growth of the business. Any future determination to pay dividends will be at the discretion of the Corporation’s board of directors on the basis of earnings, financial requirements and other relevant factors.

SIGNIFICANT CHANGES

The Corporation does not have any significant changes to report since the date of the financial statements included with this Annual Report on Form 20-F.

ITEM 9.              THE OFFER AND LISTING

The Corporation’s shares traded on the VSE in Canada from May 3, 1988 until February 26, 1997 and they were voluntarily de-listed from trading on the VSE on December 11, 1997. In the United States, the Corporation’s shares were quoted on the Pink Sheets published by the National Quotation Bureau, Inc. (the “Pink Sheets”), under the trading symbol “SGGNF” effective December 29, 1997. On March 29, 1999, the Corporation became a Reporting Issuer under the Securities Exchange Act of 1934 and on May 14, 1999, the Corporation began trading on the OTC Bulletin Board as “SGGNF.” Effective September 7, 2001, the Corporation’s shares were also listed and posted for trading on the Frankfurt and Berlin Stock Exchanges. On December 15, 2003, the Corporation changed its trading symbol on the OTC Bulletin Board to “SGIHF” in connection with the Corporation’s name change to “Sungold International Holdings Corp.”.

The following is a summary of trading, on a fiscal quarter basis, in the shares on the Pink Sheets in the United States, during the first quarter of fiscal 1999 and on the OTC Bulletin Board during the second, third and fourth quarters of fiscal 1999 and for 2000, 2001, 2002 and 2003:

The Pink Sheets	1999	High (US$)	Low (US$)	Volume
	1st Quarter	$2.37	$0.37	913,700

The OTC Bulletin Board	1999	High (US$)	Low (US$)	Volume
	2nd Quarter	1.50	0.25	437,300
	3rd Quarter	2.25	0.25	1,574,700
	4th Quarter	1.125	0.375	1,450,200
	2000	High (US$)	Low (US$)	Volume
	1st Quarter	1.06	0.40	5,466,800
	2nd Quarter	1.00	0.31	2,480,900
	3rd Quarter	0.71	0.21	3,450,300
	4th Quarter	0.26	0.06	7,315,200
	2001	High (US$)	Low (US$)	Volume
	1st Quarter	0.25	0.047	12,114,300
	2nd Quarter	0.25	0.10	13,945,400
	3rd Quarter	0.18	0.08	6,721,600
	4th Quarter	0.17	0.08	8,380,100
	2002	High (US$)	Low (US$)	Volume
	1st Quarter	0.18	0.07	17,189,600
	2nd Quarter	0.23	0.06	11,947,300
	3rd Quarter	0.59	0.14	29,207,400

4th Quarter	0.37	0.10	29,207,400
2003	High (US$)	Low (US$)	Volume
1st Quarter	0.20	0.07	15,671,400
2nd Quarter	0.13	0.06	16,929,100
3rd Quarter	0.13	0.03	27,202,400
4th Quarter	0.13	0.03	33,562,100

The following is a summary of trading, on a monthly basis, in the shares on the OTC Bulletin Board in the United States during the past six months:

Month & Year	High (US$)	Low (US$)	Volume
January 2004	0.11	0.04	7,051,600
December 2003	0.09	0.05	6,461,500
November 2003	0.09	0.06	5,027,800
October 2003	0.12	0.08	7,240,700
September 2003	0.11	0.06	8,622,300
August 2003	0.13	0.09	12,788,300

The Corporation’s shares were approved for quotation by the National Association of Securities Dealers on the OTC Bulletin Board in the United States on May 14, 1999. The Corporation’s shares were listed and posted for trading on the Frankfurt and Berlin Stock Exchanges on September 7, 2001. Other than described above, the Corporation’s shares are not and have not been listed or quoted on any other exchange or quotation system.

ITEM 10.            ADDITIONAL INFORMATION

A.                        SHARE CAPITAL

The authorized capital of the Corporation consists of: (i) an unlimited number of common shares without nominal or par value; (ii) 100,000,000 Class A Preference Shares, without nominal or par value; and (iii) 100,000,000 Class B Preference Shares, without nominal or par value.

At January 31, 2004, there were 91,864,742 shares issued and outstanding and an additional 43,353,334 shares have been allotted and reserved for issuance pursuant to outstanding private placement warrants to purchase shares and 4,154,664 incentive stock options. As at August 31, 2003, there were 79,871,209 shares issued and outstanding and an additional 43,826,998 shares had been allotted and reserved for issuance pursuant to outstanding private placement warrants to purchase shares and incentive stock options.

There are no shares of the Corporation held by or on behalf of the Corporation itself or by subsidiaries of the Corporation. The Corporation’s board of directors has approved a share buy back program by its wholly owned subsidiary Horsepower Broadcasting Network (HBN) International Ltd. (“HBN”), whereby HBN may buy back up to 25% of the Corporations shares from HBN’s revenues.

SUMMARY OF SECURITIES TRANSACTIONS

Set forth below are the closed and pending transactions pursuant to which securities of the Corporation have been issued or sold over the Corporation’s last three fiscal years.

SHARE, OPTION AND WARRANT TRANSACTIONS

Shares Issued During Fiscal Year August 31, 2001
		Price per	Total Gross
	Number of	Security	Consideration
Transaction	Securities Issued	(Cdn$)	(Cdn$)	Date Closed

Private Placement	100,000	$0.44/US$0.30	44,007	September 2000
Private Placement	240,000	$0.44/US$0.30	105,105	September 2000
Private Placement	100,000	$0.44/US$0.30	44,169	September 2000
Private Placement	100,000	$0.37/US$0.25	37,000	September 2000
Private Placement	120,000	$0.22/US$0.15	26,658	September 2000
Private Placement	500,000	$0.22/US$0.15	112,035	October 2000
Private Placement	165,000	$0.22/US$0.15	37,076	October 2000
Private Placement	100,000	$0.22/US$0.15	22,476	October 2000
Private Placement	380,000	$0.22/US$0.15	85,408	October 2000
Private Placement	54,000	$0.23/US$0.15	12,303	November 2000
Private Placement	400,000	$0.23/US$0.15	91,620	November 2000
Options Exercised	300,000	$0.12/US$0.08	36,060	December 2000
Options Exercised	1,179,900	$0.12/US$0.08	142,466	December 2000
Options Exercised	50,000	$0.12/US$0.08	6,127	December 2000
Debt settlements	610,000	$0.12/US$0.08	72,883	December 2000
Private Placement	100,000	$0.22/US$0.15	22,223	January 2001
Options Exercised	100,000	$0.12/US$0.08	11,988	January 2001
Options Exercised	300,000	$0.12/US$0.08	35,522	February 2001
Options Exercised	100,000	$0.12/US$0.08	11,968	February 2001
Options Exercised	50,000	$0.12/US$0.08	6,109	February 2001
Options Exercised	300,000	$0.12/US$0.08	36,328	February 2001
Options Exercised	400,000	$0.12/US$0.08	48,382	February 2001
Options Exercised	279,900	$0.12/US$0.08	34,280	March 2001
Options Exercised	46,733	$0.18/US$.012	8,585	March 2001
Options Exercised	53,267	$0.18/US$0.12	9,770	March 2001
Options Exercised	50,000	$0.17/US$.011	8,407	March 2001
Private Placement	100,000	$0.23/US$0.15	23,302	March 2001
Private Placement	100,000	$0.23/US$0.15	23,265	March 2001
Options Exercised	350,000	$0.17/US$0.11	60,014	March 2001
Private Placement	400,000	$0.23/US$0.15	93,528	March 2001
Private Placement	150,000	$0.23/US$0.15	35,072	March 2001
Private Placement	150,000	$0.23/US$0.15	35,138	March 2001
Private Placement	600,000	$0.23/US$0.15	138,928	April 2001
Private Placement	550,000	$0.23/US$0.15	128,106	May 2001
Private Placement	200,000	$0.23/US$0.15	46,584	May 2001
Private Placement	300,000	$0.23/US$0.15	68,558	May 2001
Private Placement	100,000	$0.23/US$0.15	23,008	May 2001
Private Placement	200,000	$0.23/US$0.15	46,050	May 2001
Private Placement	200,000	$0.23/US$0.15	45,864	May 2001
Private Placement	510,000	$0.23/US$0.15	116,096	June 2001
Private Placement	200,000	$0.22/US$0.15	44,975	June 2001
Private Placement	190,000	$0.23/US$0.15	42,981	June 2001
Private Placement	100,000	$0.22/US$0.15	22,433	June 2001

Shares Issued During Fiscal Year August 31, 2001

Private Placement	200,000	$0.22/US$0.15	44,865	June 2001
Private Placement	200,000	$0.23/US$0.15	45,399	July 2001
Private Placement	200,000	$0.23/US$0.15	45,420	August 2001
Private Placement	105,000	$0.23/US$0.15	24,014	August 2001
Private Placement	80,000	$0.23/US$0.15	18,276	August 2001
Options Exercised	300,000	$0.12/US$0.08	36,543	August 2001
Private Placement	50,000	$0.23/US$0.15	11,446	August 2001
Options Exercised	150,000	$0.21/US$0.14	32,193	August 2001
Private Placement	165,000	$0.23/US$0.15	37,941	August 2001
Options Exercised	200,000	$0.22/US$0.14	43,184	August 2001
Options Exercised	50,000	$0.17/US$0.11	8,483	August 2001

Total (Since Inception)	34,454,543		$13,768,636

Shares Issued During Fiscal Year Ended August 31, 2002
		Price per	Total Gross
	Number of	Security	Consideration
Transaction	Securities Issued	(Cdn$)	(Cdn$)	Date Closed
Private Placement	150,000	$0.23/US$0.15	34,850	September 2001
Private Placement	230,000	$0.23/US$0.15	53,590	September 2001
Private Placement	400,000	$0.23/US$0.15	93,714	September 2001
Options Exercised	200,000	$0.17/US$0.11	34,621	October 2001
Options Exercised	200,000	$0.17/US$0.11	34,621	October 2001
Private Placement	220,000	$0.24/US$0.15	51,932	October 2001
Private Placement	420,000	$0.24/US$0.15	99,143	October 2001
Options Exercised	200,000	$0.16/US$0.10	31,546	November 2001
Options Exercised	100,000	$0.19/US$0.12	18,928	November 2001
Options Exercised	100,000	$0.19/US$0.12	19,003	November 2001
Private Placement	150,000	$0.09/US$0.06	14,189	December 2001
Private Placement	100,000	$0.09/US$0.06	9,465	December 2001
Private Placement	2,000,000	$0.09/US$0.06	189,300	December 2001
Private Placement	133,334	$0.09/US$0.06	12,620	December 2001
Private Placement	200,000	$0.09/US$0.06	18,930	December 2001
Private Placement	100,000	$0.09/US$0.06	9,465	December 2001
Private Placement	150,000	$0.10/US$0.06	14,403	January 2002
Private Placement	166,666	$0.10/US$0.06	16,003	January 2002
Private Placement	1,700,000	$0.10/US$0.06	163,231	January 2002
Options Exercised	400,000	$0.16/US$0.10	64,012	January 2002
Private Placement	1,000,000	$0.10/US$0.06	95,748	February 2002
Private Placement	300,000	$0.17/US$0.11	52,061	March 2002
Options Exercised	136,000	$0.13/US$0.08	17,188	March 2002
Private Placement	1,000,000	$0.27/US$0.17	268,312	April 2002
Warrants Exercised	1666,666	$0.09/US$0.06	15,813	April 2002
Private Placement	1,000,000	$0.26/US$0.165	260,915	April 2002
Options Exercised	36,000	$0.13/US$0.08	4,511	April 2002
Options Exercised	100,000	$0.23/US$0.15	23,495	April 2002
Options Exercised	36,000	$0.12/US$0.08	4,497	April 2002
Options Exercised	100,000	$0.23/US$0.15	23,419	April 2002
Warrants Exercised	200,000	$0.09/US$0.06	18,557	May 2002
Private Placement	400,000	$0.25/US$0.16	98,980	May 2002
Options Exercised	222,000	$0.12/US$0.08	27,210	May 2002
Private Placement	600,000	$0.23/US$0.15	136,764	May 2002
Warrants Exercised	150,000	$0.09/US$0.06	13,793	June 2002

Private placement	2,500,000	$0.12/US$0.075	289,856	July 2002
Private Placement	250,000	$0.12/US$0.08	31,026	July 2002
Private Placement	100,000	$0.14/US$0.09	13,885	August 2002

Total (Since Inception)	50,121,209		$16,156,646

Shares Issued During Fiscal Year Ended August 31, 2003
		Price per	Total Gross
	Number of	Security	Consideration
Transaction	Securities Issued	(Cdn$)	(Cdn$)	Date Closed
Private Placement	1,500,000	0.08	185,388	September 2002
Private Placement	1,500,000	0.08	188,316	October 2002
Private Placement	1,500,000	0.08	185,532	October 2002
Private Placement	1,000,000	0.07	115,672	November 2002
Private Placement	1,000,000	0.08	123,800	November 2002
Private Placement	700,000	0.06	64,995	November 2002
Private Placement	300,000	0.06	27,855	November 2002
Private Placement	1,000,000	0.06	92,265	January 2003
Private Placement	500,000	0.05	38,720	January 2003
Private Placement	2,000,000	0.10	308,200	January 2003
Private Placement	500,000	0.05	37,810	February 2003
Warrants Exercised	500,000	0.06	44,070	February 2003
Warrants Exercised	1,000,000	0.05	73,450	February 2003
Warrants Exercised	500,000	0.06	43,704	March 2003
Private Placement	1,200,000	0.05	88,554	March 2003
Private Placement	800,000	0.05	59,036	March 2003
Private Placement	1,000,000	0.05	71,725	April 2003
Private Placement	1,500,000	0.04	86,070	April 2003
Private Placement	2,250,000	0.04	124,605	May 2003
Private Placement	3,000,000	0.03	121,707	June 2003
Private Placement	700,000	0.03	28,398	June 2003
Private Placement	2,300,000	0.03	95,324	July 2003
Private Placement	721,000	0.03	30,878	July 2003
Private Placement	1,779,000	0.03	76,971	August 2003
Private Placement	1,000,000	0.07	104,678	August 2003

Total (Since Inception)	79,871,209		$18,574,369

Options Outstanding as of January 31, 2004

Description	Number of Shares	Exercise Price (US$)	Expiration Date

Option	100,000	$0.15	February 16, 2006
Option	1,050,000	$0.06	February 28, 2006
Option	79,900	$0.08	March 5, 2006
Option	300,000	$0.12	August 10, 2006
Option	100,000	$0.10	October 22, 2006
Option	100,000	$0.12	October 23, 2006
Option	100,000	$0.09	December 20, 2006
Option	802,764	$0.08	January 4, 2007
Option	400,000	$0.07	January 24, 2007
Option	272,000	$0.02	May 17, 2007
Option	200,000	$0.15	October 11, 2007
Option	300,000	$0.15	October 16, 2007

Option	136,000	$0.11	January 23, 2008
Option	64,000	$0.05	May 27, 2008
Option	150,000	$0.05	May 28, 2008

Total:	4,154,664

Share Purchase Warrants Outstanding as of January 31, 2004
			Exercise Price
Description	Date of Grant	Number of Shares	(US$)	Expiry Date
Warrant(1)	Sep.7, 2001	1,000,000	0.20	September 7, 2004
Warrant(1)	Oct.24, 2001	420,000	0.15	October 24, 2004
Warrant(1)	Nov.4, 2001	1,000,000	0.15	November 4, 2004
Warrant(1)	Dec.14, 2001	2,333,334	0.06	December 14, 2004
Warrant(1)	Jan.7, 2002	1,700,000	0.06	January 7, 2005
Warrant(1)	Jan.30, 2002	1,000,000	0.06	January 30, 2005
Warrant(1)	Mar.1, 2002	300,000	0.11	March 1, 2005
Warrant(7)	Mar.26, 2002	1,000,000	0.17	March 26, 2005
Warrant(1)	Apr. 4, 2002	1,000,000	0.16	April 4, 2005
Warrant(1)	May 7, 2002	400,000	0.16	May 7, 2005
Warrant(1)	May 30, 2002	600,000	0.15	May 30, 2005
Warrant(1)	Jul. 10, 2002	2,500,000	0.07	July 10, 2005
Warrant(1)	Jul. 24, 2002	250,000	0.08	July 24, 2005
Warrant(1)	Aug. 21, 2002	100,000	0.09	August 21, 2005
Warrant(1)	Jul. 23, 2002	1,500,000	0.08	July 23, 2005
Warrant(1)	Sep. 27, 2002	3,000,000	0.08	September 27, 2005
Warrant(1)	Nov. 1, 2002	3,000,000	0.07	November 1, 2005
Warrant(1)	Jan. 24, 2003	2,000,000	0.10	January 24, 2006
Warrant(1)	Mar. 26, 2003	3,000,000	0.05	March 26, 2006
Warrant(1)	Apr. 10, 2003	3,750,000	0.04	April 10, 2006
Warrant(1)	May 16, 2003	3,000,000	0.03	May 16, 2006
Warrant(1)	Jun. 11, 2003	3,000,000	0.03	June 11, 2006
Warrant(1)	Jul. 7, 2003	2,500,000	0.03	July 7, 2006
Warrant(1)	Aug. 21, 2003	1,000,000	0.07	August 21, 2006
Warrant(1)	Sept. 5, 2003	2,000,000	0.06	September 5, 2006
Warrant(1)	Oct. 31, 2003	2,000,000	0.06	October 31, 2006

Total		43,353,334
(1)	Each warrant is exercisable to acquire one common share.

Pending Transactions and Security Grants
	Relevant			Closing
Description	Agreement	Number of Shares	Price	Date/Expiry
Private Placement to TAC(1)	TAC Letter of Intent	6,000,000	US$4.00	Est. to 10/03(1)

(1)
Pursuant to the TAC letter of intent, TAC has agreed to enter into a private placement subscription agreement to purchase 6,000,000 shares from the Corporation at US$4.00, subject to receiving all regulatory authority to operate the Richmond Equine Training Centre and the Vancouver Thoroughbred Park on or before October 1, 2004. There can be no assurance that the Corporation will receive such regulatory approval in a timely manner, if at all.

CURRENCY TRANSLATION

The Corporation’s proposed operations will be carried out in United States and Canadian dollars. As a result, the Corporation will be faced with currency fluctuations. The Corporation does not currently engage in currency hedging, however, the Corporation will do so once operations have commenced.

B.                        MEMORANDUM AND ARTICLES OF ASSOCIATION

The Corporation was continued on December 12, 2004 under the provisions of the Canada Business Corporations Act (the "CBCA"). The Articles of the Company place no restrictions upon the Company's objects and purposes.

Memorandum and Articles of Association

Pursuant to the Articles and the By-laws of the Company and the requirements of the CBCA, the board of directors must consist of not fewer than three (3) and not more than eleven (11) directors. A majority of the number of directors appointed constitutes a quorum at any meeting of directors, provided, however, that no business may be transacted at a meeting of directors unless at least one-quarter of the directors present are resident Canadians. The duty of the directors is to manage or supervise the management of the business of the Company.

There is no provision in the By-laws that imposes a requirement in respect of a director's power to vote on a proposal, arrangement or contract in which the director is materially interested. The CBCA provides that a director must disclose to the Corporation, in writing or by requesting to have it entered in the minutes of meetings of directors or of meetings of committees of directors, the nature and extent of any interest that he or she has in a material contract or material transaction, whether made or proposed, with the Corporation, if the director: (a) is a party to the contract or transaction; (b) is a director, or an individual acting in a similar capacity of a party to the contract or transaction; or (c) has a material interest in a party to the contract or transaction.

The By-laws of the Corporation state that the directors may fix the remuneration of the directors and that the directors shall be paid such remuneration for their services as the board may from time to time determine. The directors are also entitled to be reimbursed for travel and other expenses properly incurred by them in attending meetings of the board or any committee of the board of directors. Nothing in the Bylaws precludes any director from serving the Corporation in any other capacity and receiving remuneration for such services.

The Articles and By-laws of the Corporation state that without limiting the borrowing powers of the Corporation as set forth in the CBCA, the board may from time to time on behalf of the Corporation without authorization of the shareholders: (a) borrow money upon the credit of the Corporation; (b) issue, reissue, sell or pledge debt obligations of the Corporation; (c) to the extent permitted by the CBCA, give a guarantee on behalf of the Corporation to secure performance of an obligation of any person; and (d) mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the Corporation owned or subsequently acquired to secure any obligation of the Corporation.

The directors may, by resolution, make, amend or repeal any By-laws that regulate the business or affairs of the Corporation. Any resolution making, amending or repealing any By-laws of the Corporation must be submitted to the next following shareholders meeting for ratification by the shareholders who may by ordinary resolution confirm, reject or amend the By-law, amendment or repeal.

The powers of the directors set out in the Articles of the Corporation may be amended by special resolution. A special resolution is a resolution passed by a majority of not less than two-thirds (2/3) of the votes cast by shareholders of the Corporation who being entitled to do so, vote in person or by proxy at an annual or special meeting of shareholders of the Corporation. Under the CBCA, an ordinary resolution of shareholders requires approval by a majority of the votes cast at a meeting of shareholders, present in person or represented by proxy.

Election and Qualifications of Directors

The directors of the Corporation stand for election at the annual meeting of shareholders and there are no staggered terms. There is no cumulative voting for directors of the Corporation. There is no provision in the Articles or By-laws that imposes a requirement for retirement or non-retirement of directors.

There is no provision in the Corporation's Articles or By-laws that a director be required to hold a share in the capital of the Corporation as a qualification for his office, but he must be qualified to become or act as a director as required by the CBCA. The CBCA provides that no person is qualified to act as a director if that person is less than 18 years of age; is a person who has been found to be a person of unsound mind by a court in Canada; a person who is not an individual; or is a person who has the status of bankrupt.

The CBCA provides that a director of a Company may be removed if the shareholders by ordinary resolution at a special meeting vote to remove a director or directors from office.

Meetings

The CBCA provides that the Corporation must hold an annual meeting of its shareholders not later than 15 months after holding the last preceding annual meeting but no later than six months after the end of the Corporation's preceding financial year. The Corporation must give notice of any meeting to its shareholders entitled to receive notice not more than 60 days prior to and not less than 21 days before the date of meeting. The CBCA requires the directors of a company to provide with the notice of a general meeting a form of proxy for use by every member entitled to vote at such meeting as well as an information circular containing prescribed information regarding the matters to be dealt with and the conduct of the meeting.

Under the CBCA, the directors of the Corporation may call a meeting of shareholders and one or more shareholders holding not less than 5% of the issued voting shares of the Corporation may give notice to the directors requiring them to call and hold a meeting.

Limitations on Ownership of Securities

Except as described below under "Exchange Controls," there are no limitations on the right to own securities imposed by foreign law to the Corporation's knowledge or by the Articles of the Corporation.

Change in Control of Corporation

There are no provisions in the Corporation's Articles or By-laws that would have the effect of delaying, deferring, or preventing a change in control of the Corporation and that would operate only with respect to a merger, acquisition or corporate restructuring of the Corporation or its subsidiaries.

Rights to Own Securities

There are no limitations under the applicable laws of Canada, except as provided in the Investment Canada Act (the “ICA”) as described below, or by the Corporation’s charter or other constituent documents on the rights of non-resident or foreigners to hold or vote common shares or other securities of the Corporation.

The ICA requires a non-Canadian making an investment to acquire control of a Canadian business, the gross assets of which exceed certain defined threshold levels, as set out below, to file an application for review with Investment Canada, an agency of the Canadian government created by the ICA.

The ICA will prohibit implementation, or if necessary, require divestiture of an investment deemed “reviewable” under the ICA by an investor that is not a “Canadian” as defined in the ICA (a “non-Canadian”), unless after review the Minister responsible for the ICA (“the Minister”) is satisfied that the “reviewable” investment is likely to be of net benefit to Canada. An investment in the Corporation’s common shares by a non-Canadian would be reviewable under the ICA if it was an investment to acquire control of the Corporation and the value of the Corporation’s assets was $5 million or more. A non-Canadian would be deemed to acquire control of the Corporation for the purposes of the ICA if the non-Canadian acquired a majority of the Corporation’s outstanding common shares (or less than a majority but controlled the Corporation in fact through the ownership of one-third or more of the Corporation’s outstanding common shares) unless it could be established that, on the acquisition, the Corporation was not controlled in fact by the acquirer through the ownership of such common shares. Certain transactions in relation to the Corporation’s common shares would be exempt from review under the ICA, including, among others, the following:

  acquisition of common shares by a person in the ordinary course of that person’s business as a trader or dealer in securities;
  acquisition of control of the Corporation in connection with the realization of security granted for a loan or other financial assistance and not for any purpose related to the provisions of the ICA; and
  acquisition of control of the Corporation by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control of the Corporation, through the ownership of voting interests, remains unchanged.

As a result of the Canada-U.S. Free Trade Agreement, the ICA was amended in January 1989 to provide distinct threshold levels for Americans who acquire control of a Canadian business. The threshold levels for Americans, as described below, gradually rose between 1989 and 1992 to its present level.

The ICA was amended with the World Trade Organization Agreement to provide for special review thresholds for “WTO Investors” of countries belonging to the World Trade Organization, among others, nationals and permanent residents (including “WTO Investor controlled entities” as defined in the ICA). Under the ICA, as amended, an investment in the Corporation’s common shares by WTO Investors would be reviewable only if it was an investment to acquire control of the Corporation and the value of the Corporation’s assets was equal to or greater than a specified amount which is published by the Minister after its determination for any particular year.

A Canadian business is defined in the ICA as a business carried on in Canada that has a place of business in Canada, an individual or individuals in Canada who are employed or self-employed in connection with the business, and assets in Canada used in carrying on the business.

An American, as defined in the ICA, includes: an individual who is an American national or a lawful permanent resident of the U.S.; a government or government agency of the U.S.; an American-controlled entity, corporation or limited partnership; and a corporation, limited partnership or trust of which two-thirds of its board of directors, general partners or trustees, as the case may be, are Canadians or Americans.

The following investments by a non-Canadian are subject to review by Investment Canada:

  all direct acquisitions of control of Canadian businesses with assets of $5 million or more;

  all indirect acquisitions of control of Canadian businesses with assets of $50 million or more if such assets represent less than 50% of the value of the assets of the entities, the control of which is being acquired; and
  all indirect acquisitions of control of Canadian businesses with assets of $5 million or more if such assets represent more than 50% of the value of the assets of the entities, the control of which is being acquired.

Review by Investment Canada is required when investments by Americans exceed $150 million for direct acquisitions of control. No review by Investment Canada is required for indirect acquisitions of control.

For purposes of the ICA:

  “direct acquisitions of control” means purchase of the voting interests of a corporation, partnership, joint venture or trust carrying on a Canadian business, or any purchase of all or substantially all of the assets used in carrying on a Canadian business; and
  “indirect acquisition of control means” a purchase of the voting interest of a corporation, partnership, joint venture or trust, whether a Canadian or foreign entity, which controls a corporation, partnership, joint venture or trust company on a Canadian business in Canada.

The acquisition of certain Canadian businesses is excluded from the higher thresholds set out for Americans. These excluded businesses are oil, gas, uranium, financial services (except insurance), transportation services and cultural services (i.e., the publication, distribution or sale of books, magazines, periodicals (other than printing or typesetting businesses), music in print or machine readable form, radio, television, cable and satellite services; the publication, distribution, sale or exhibition of film or video recordings or audio or video music recordings). Direct or indirect acquisitions of control of these excluded businesses are reviewable at the $5 million and $50 million thresholds.

A non-Canadian shall not implement an investment reviewable under the ICA unless the investment has been reviewed and the Minister responsible for Investment Canada is satisfied or is deemed to be satisfied that the investment is likely to be a net benefit to Canada, the non-Canadian shall not implement the investment or, if the investment has been implemented, shall divest himself of control of the business that is the subject of the investment.

A non-Canadian or American making the following investments:

(a)	an investment to establish a new Canadian business; and

(b)	an investment to acquire control of a Canadian business

which investment is not subject to review under the ICA, must notify Investment Canada, within prescribed time limits, of such investments.

Ownership Threshold Requiring Public Disclosure

There are no provisions in the Corporation’s Articles or By-Laws or in the CBCA governing the threshold above which shareholder ownership must be disclosed. The Securities Act (British Columbia), which is applicable to the Corporation, requires that a shareholder disclose ownership of 10% or more of the shares (and any further increases of 2% or more) of a publicly traded company by issuing a news release and filing a report (both containing prescribed disclosure) with the Securities Commissions in those provinces. They also require that the Corporation disclose, in its proxy circular sent out for an Annual Meeting or Special Meeting, the names of holders known to the Corporation to beneficially own more than 10% of the Corporation’s issued and outstanding shares.

Most state corporation statutes do not contain provisions governing the threshold above which shareholder ownership must be disclosed. United States federal securities laws require a company to disclose, in its Annual Report or Form 20-F, holders who own more than 5% of a corporation’s issued and outstanding shares.

Changes in the Capital of the Corporation

There are no conditions imposed by the Corporation’s Articles or By-Laws which are more stringent than those required by the CBCA.

C.                        MATERIAL CONTRACTS

The only material agreement the Corporation has entered into during the past two years, other than contracts entered into in the ordinary course of business, is the letter of intent between TAC and the Corporation dated September 30, 2003 pursuant to which the Corporation and TAC agreed to extend the deadline from October 1, 2003 to October 1, 2004 for the Corporation to receive permission from the City of Richmond and the Province of British Columbia to develop the Richmond Equine Training Centre. Once such permission is received, TAC has an option to purchase 6,000,000 common shares of the Corporation at a price of US$4.00 per share, the proceeds of which will be used to fund the Richmond Equine Training Centre and the Vancouver Thoroughbred Park Projects.

D.                        EXCHANGE CONTROLS

There are no governmental laws, decrees or regulations in Canada relating to restrictions on the import of capital affecting the remittance of interest, dividends or other payments to non-resident holders of the Corporation’s shares. Any such remittances to United States residents, however, are subject to a 5% to 15% withholding tax pursuant to Article X of the reciprocal tax treaty between Canada and the United States. See “Taxation”.

Except as provided in the Investment Canada Act (the “Investment Act”), there are no limitations under the laws of Canada, the Province of British Columbia or in the charter or any other constituent documents of the Corporation on the right of foreigners to hold and/or vote the shares of the Corporation.

The Investment Act requires a non-Canadian making an investment to acquire control of a Canadian business, the gross assets of which exceed certain defined threshold levels, as set out below, to file an application for review with Investment Canada, an agency of the Canadian government created by the Investment Act.

As a result of the Canada-U.S. Free Trade Agreement, the Investment Act was amended in January 1989 to provide distinct threshold levels for Americans who acquire control of a Canadian business. The threshold levels for Americans, as described below, gradually rose between 1989 and 1992 to its present level.

A Canadian business is defined in the Investment Act as a business carried on in Canada that has a place of business in Canada, an individual or individuals in Canada who are employed or self-employed in connection with the business, and assets in Canada used in carrying on the business.

An American, as defined in the Investment Act, includes: an individual who is an American national or a lawful permanent resident of the U.S.; a government or government agency of the U.S.; an American-controlled entity, corporation or limited partnership; and a corporation, limited partnership or trust of which two-thirds of its board of directors, general partners or trustees, as the case may be, are Canadians or Americans.

The following investments by a non-Canadian are subject to review by Investment Canada:

(a)	all direct acquisitions of control of Canadian businesses with assets of $5,000,000 or more;

(b)
all indirect acquisitions of control of Canadian businesses with assets of $50,000,000 or more if such assets represent less than 50% of the value of the assets of the entities, the control of which is being acquired; and

(c)
all indirect acquisitions of control of Canadian businesses with assets of $5,000,000 or more if such assets represent more than 50% of the value of the assets of the entities, the control of which is being acquired.

Review by Investment Canada is required when investments by Americans exceed $150,000,000 for direct acquisitions of control. No review by Investment Canada is required for indirect acquisitions of control.

For purposes of the Investment Act, direct acquisitions of control means:

  a purchase of the voting interests of a corporation, partnership, joint venture or trust carrying on a Canadian business, or any purchase of all or substantially all of the assets used in carrying on a Canadian business; and
  indirect acquisition of control means:
  a purchase of the voting interest of a corporation, partnership, joint venture or trust, whether a Canadian or foreign entity, which controls a corporation, partnership, joint venture or trust company on a Canadian business in Canada.

The acquisition of certain Canadian businesses is excluded from the higher thresholds set out Americans. These excluded businesses are oil, gas, uranium, financial services (except insurance), transportation services and cultural services (i.e., the publication, distribution or sale of books, magazines, periodicals (other than printing or typesetting businesses), music in print or machine readable form, radio, television, cable and satellite services; the publication, distribution, sale or exhibition of film or video recordings or audio or video music recordings). Direct or indirect acquisitions of control of these excluded businesses are reviewable at the $5,000,000 and $50,000,000 thresholds.

A non-Canadian shall not implement an investment reviewable under the Investment Act unless investment has been reviewed and the Minister responsible for Investment Canada is satisfied or deemed to be satisfied that the investment is likely to be a net benefit to Canada, the non-Canadian shall not implement the investment or, if the investment has been implemented, shall divest himself of control of the business that is the subject of the investment.

A non-Canadian or American making the following investments:

(a)	an investment to establish a new Canadian business; and

(b)	an investment to acquire control of a Canadian business

which investment is not subject to review under the Investment Act, must notify Investment Canada, within prescribed time limits, of such investments.

E.                        TAXATION

Canadian Federal Income Tax Consequences

The following is a general summary of all material Canadian federal income tax considerations generally applicable to a holder of the Corporation’s common shares who is not a resident of Canada for the purposes of the Income Tax Act (Canada) (the “Act”). The discussion does not address individual consequences to persons subject to special provisions of federal income tax law.

The summary is based on the current provisions of the Act and the regulations thereunder and the Corporation’s understanding of the current administrative practices published by, and press announcements released by Canada Customs and Revenue Agency and the Department of Finance. This summary takes into account proposals to amend the Act announced prior to the date hereof (although no assurances can be given that such changes will be enacted in the form presented or at all), but does not otherwise take into account or anticipate any other changes in law, whether by judicial, governmental or legislative action or decision nor does it take into account any provincial, territorial, local or foreign tax considerations. Accordingly, holders and prospective holders of the Corporation’s shares are urged to consult their own tax advisors about the federal, provincial, territorial, local and foreign tax consequences of purchasing, owning and disposing of such shares.

The Act provides in subsection 212(2) that dividends and other distributions which are deemed to be dividends and which are paid or credited or are deemed to be paid or credited by a Canadian resident Company to a non-resident of Canada shall be subject to non-resident withholding tax equal to 25 percent of the gross amount of the dividend or deemed dividend.

Subsections 2(3) and 115(1) of the Act provide that a non-resident person is subject to tax in Canada at the rates generally applicable to residents of Canada on any “taxable capital gain” arising on the disposition of the shares of a company which are listed on a prescribed stock exchange if such nonresident, together with persons with whom he does not deal at arm’s length, owned 25 percent or more of the issued shares of any class of the capital stock of the Corporation at any time in the five years immediately preceding the date of disposition of the shares. Subsections 2(3) and 115(1) also provide that a non-resident person is subject to tax in Canada on taxable capital gains arising on the disposition of shares that constitute capital property used in carrying on a business in Canada. The taxable portion of a capital gain is equal to one-half of the amount by which the proceeds of disposition of such shares, net of any reasonable costs associated with the disposition, exceeds the adjusted cost base to the holder of the shares.

Provisions in the Act relating to dividend and deemed dividend payments and gains realized by nonresidents of Canada who are residents of the United States are subject to the Canada-United States Income Tax Convention (1980), as amended (the “1980 Convention”).

Article X of the 1980 Convention provides that for 1997 and subsequent taxation years pursuant to the Third Protocol to the 1980 Convention the rate of Canadian non-resident withholding tax on dividends paid to a U.S. company that beneficially owns at least 10% of the voting stock of the Corporation shall not exceed 5% of the dividends. Otherwise, and except in the case of dividends received by a resident of the United States who carries on business in Canada through a Canadian permanent establishment and the shares in respect of which the dividends are paid are effectively connected with that permanent establishment, the rate of non-resident withholding shall not exceed 15 percent of the dividend. Where the dividends are received by a United States person carrying on business in Canada through a Canadian permanent establishment and the shares in respect of which the dividends are paid are effectively connected with that permanent establishment the dividends are generally subject to Canadian tax as business profits, generally without limitation under the 1980 Convention.

Article XIII of the 1980 Convention provides that gains realized by a United States resident on the disposition of shares of a Canadian company may not generally be taxed in Canada unless the value of those shares is derived principally from real property situated in Canada or the shares form part of the business property of a permanent establishment which the United States shareholder has or had in Canada within the 12 month period preceding the date of disposition. Canada also retains the right to tax gains on property owned at the time of departure from Canada if it is sold by a person who was resident in Canada for 120 months in any 20 consecutive years preceding the sale and who was a resident in Canada at any time in the 10 years preceding sale.

United States Federal Income Tax Consequences

The following is a general discussion of all material United States federal income tax consequences, under current law, generally applicable to a U.S. Holder (as hereinafter defined) of common shares of the Corporation. This discussion does not address individual consequences to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. (See “Canadian Federal Tax Consequences).

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. This discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. This discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advise to any holder or prospective holder of common shares of the Corporation and no opinion or representation with respect to the United States federal income tax consequences to any such holder or prospective holder is made. Accordingly, holders and prospective holders of common shares of the Corporation are urged to consult their own tax advisors about the federal, state, local, and foreign tax consequences of purchasing, owning and disposing of common shares of the Corporation.

U.S. Holders

As used herein, a “U.S. Holder” means a holder of common shares of the Corporation who is a citizen or individual resident of the United States, a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof or a trust whose income is taxable in the United States irrespective of source. This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to specific provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a “functional currency” other than the U.S. dollar, shareholders who hold common shares as part of a straddle, hedging or a conversion transaction, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to U.S.

Holders who own common shares as capital assets. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares.

Distribution on Common Shares of the Corporation

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Corporation are required to include in gross income for United States federal income tax purposes the gross amount of such distributions equal to the U.S. dollar value of such dividends on the date of receipt (based on the exchange rate on such date) to the extent that the Corporation has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s federal taxable income by those who itemize deductions. (See more detailed discussion at “Foreign Tax Credit” below). To the extent that distributions exceed current or accumulated earnings and profits of the Corporation, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss. However, an individual whose realized gain does not exceed $200 will not recognize that gain, to the extent that there are no expenses associated with the transaction that meet the requirement for deductibility as a trade or business expense (other than travel expenses in connection with a business trip) or as an expense for the production of income.

Dividends paid on the common shares of the Corporation will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Corporation (unless the Corporation qualifies as a “foreign personal holding company” or a “passive foreign investment company,” as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Corporation. The availability of this deduction is subject to several complex limitations which are beyond the scope of this discussion.

Under current temporary Treasury Regulations, dividends paid on the Corporation’s common shares, if any, generally will not be subject to information reporting and generally will not be subject to U.S. backup withholding tax. However, dividends paid, and the proceeds of a sale of the Corporation’s common shares, in the U.S. through a U.S. or U.S. related paying agent (including a broker) will be subject to U.S. information reporting requirements and may also be subject to the 31% U.S. backup withholding tax, unless the paying agent is furnished with a duly completed and signed Form W-9. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Corporation may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign sources income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as “passive income,” “high withholding tax interest,” “financial services income,” “shipping income,” and certain other classifications of income. Dividends distributed by the Corporation will generally constitute “passive income” or, in the case of certain U.S. Holders, “financial services income” for these purposes. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and U.S. Holders of common shares of the Corporation should consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares of the Corporation

A U.S. Holder will recognize gain or loss upon the sale of common shares of the Corporation equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the common shares of the Corporation. Preferential tax rates apply to long-term capital gains of U.S. Holders who are individuals, estates or trusts. This gain or loss will be capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder, which will be long-term capital gain or loss if the common shares of the Corporation are held for more than one year. Lower long-term capital gain rates will apply if the U.S. Holder is an individual, estate or trust and such U.S. Holder has held the common shares for more than eighteen months. Deductions for net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

In the following circumstances, the above sections of this discussion may not describe the United States federal income tax consequences resulting from the holding and disposition of common shares:

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of the Corporation’s outstanding shares is owned, directly or indirectly, by five or fewer individuals who are citizens or residents of the United States and 60% or more of the Corporation’s gross income for such year was derived from certain passive sources (e.g. from dividends received from its subsidiaries), the Corporation may be treated as a “foreign personal holding company.” In that event, U.S. Holders that hold common shares would be required to include in gross income for such year their allocable portions of such passive income to the extent the Corporation does not actually distribute such income.

Foreign Investment Company

If 50% or more of the combined voting power or total value of the Corporation’s outstanding shares are held, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), and the Corporation is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Corporation may be treated as a “foreign investment company” as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares to be treated as ordinary income rather than capital gain.

Passive Foreign Investment Company

Certain United States income tax legislation contains rules governing “passive foreign investment companies” (“PFIC”) which can have significant tax effects on U.S. Holders of foreign corporations. These rules do not apply to non-U.S. Holders. Section 1296 of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is “passive income”, which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the Corporation is a controlled foreign corporation or makes an election, adjusted tax basis) of its assets that produce or are held for the production of “passive income” is 50% or more. The Corporation does not believe that it is a PFIC. Each U.S. Holder of the Corporation is urged to consult a tax advisor with respect to how the PFIC rules affect their tax situation.

A U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to United States federal income taxation under one of two alternative tax regimes at the election of each such U.S. Holder. The following is a discussion of such two alternative tax regimes applied to such U.S. Holders of the Corporation. In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a “controlled foreign corporation” (as defined below) and a U.S. Holder owns, directly or indirectly, ten percent (10%) or more of the total combined voting power of classes of shares of such foreign corporation (See more detailed discussion at “Controlled Foreign Corporation” below).

A U.S. Holder who elects in a timely manner to treat the Corporation as a QEF (an “Electing U.S. Holder”) will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year in which the Corporation qualifies as a PFIC on his pro rata share of the Corporation’s (i) ”net capital gain” (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder and (ii) ”ordinary earnings” (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for the shareholder’s taxable year in which (or with which) the Corporation’s taxable year ends, regardless of whether such amounts are actually distributed.

The effective QEF election also allows the Electing U.S. Holder to (i) generally treat any gain realized on the disposition of their common shares of the Corporation (or deemed to be realized on the pledge of their shares) as capital gain; (ii) treat his share of the Corporation’s net capital gain, if any, as long-term capital gain instead of ordinary income; and (iii) either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of the Corporation’s annual realized net capital gain and ordinary earnings subject, however, to an interest charge. If the Electing U.S. Holder is not a corporation, such an interest charge would be treated as “personal interest” that is not deductible.

The procedure a U.S. Holder must comply with in making an effective QEF election will depend on whether the year of the election is the first year in the U.S. Holder’s holding period in which the Corporation is a PFIC. If the U.S. Holder makes a QEF election in such first year, i.e., a timely QEF election, then the U.S. Holder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files his tax return for such first year. If, however, the Corporation qualified as a PFIC in a prior year, then in addition to filing documents, the U.S. Holder must elect to recognize (i) under the rules of Section 1291 of the Code (discussed below), any gain that he would otherwise recognize if the U.S. Holder sold his stock on the qualification date or (ii) if the Corporation is a controlled foreign corporation, the U.S. Holder’s pro rata share of the Corporation’s post-1986 earnings and profits as of the qualification date. The qualification date is the first day of the Corporation’s first tax year in which the Corporation qualified as a “qualified electing fund” with respect to such U.S. Holder. The elections to recognize such gain or earnings and profits can only be made if such U.S. Holder’s holding period for the common shares of the Corporation includes the qualification date. By electing to recognize such gain or earnings and profits, the U.S. Holder will be deemed to have made a timely QEF election. A U.S. Holder who made elections to recognize gain or earnings and profits after May 1, 1992 and before January 27, 1997 may, under certain circumstances, elect to change such U.S. Holder’s qualification date to the first day of the first QEF year. U.S. Holders are urged to consult a tax advisor regarding the availability of and procedure for electing to recognize gain or earnings and profits under the foregoing rules. In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a “controlled foreign corporation” (as defined below) and a U.S. Holder owns, directly or indirectly, ten percent (10%) or more of the total combined voting power of classes of shares of such foreign corporation (See more detailed discussion at “Controlled Foreign Corporation” below).

If the Corporation no longer qualifies as a PFIC in a subsequent year, a timely QEF election will remain in effect, although not applicable, during those years that the Corporation is not a PFIC. Therefore, if the Corporation requalifies as a PFIC, the QEF election previously made is still valid, and the U.S. Holder is required to satisfy the requirements of that election. Furthermore, a QEF election remains in effect with respect to a U.S. Holder, although dormant, after a U.S. Holder disposes of its entire interest in the Corporation. Upon the U.S. Holder’s reacquisition of an interest in the Corporation, the QEF election will apply to the newly acquired stock of the Corporation.

Effective for tax years of U.S. Holders beginning after December 31, 1997, U.S. Holders who hold (actually or constructively) marketable stock of a foreign corporation that qualifies as a PFIC, may annually elect to mark such stock to the market (a “mark-to-market election”). If such an election is made, such U.S. Holder will not be subject to the special taxation rules of Section 1291 described below for the taxable year for which the mark-to-market election is made. A U.S. Holder who makes such an election will include in income for the taxable year for which the election was made in an amount equal to the excess, if any, of the fair market value of the common shares of the Corporation as of the close of such tax year over such U.S. Holder’s adjusted basis in such common shares. In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder’s adjusted tax basis in the common shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any, of (A) the mark-to-market gains for the common shares in the Corporation included by such U.S. Holder for prior tax years, including any amount which would have been included for any prior tax year but for Section 1291 interest on tax deferral rules discussed below with respect to Non-Electing U.S. Holders, over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years. U.S. Holder’s adjusted tax basis in the common shares of the Corporation will be increased to reflect the amount included or deducted as a result of a mark-to-market election. A mark-to-market election only applies to the taxable year in which the election was made. A separate election must be made by a U.S. Holder for each subsequent taxable year. Because the Internal Revenue Service has not established procedures for making a mark-to-market election, U.S. Holders should consult their tax advisor regarding the manner of making such an election.

If a U.S. Holder does not make a timely QEF election during a year in which it holds (or is deemed to have held) the shares in question and the Corporation is a PFIC (a “Non-electing U.S. Holder”), then special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reasons of a pledge) of his common shares of the Corporation and (ii) certain “excess distributions”, as specifically defined, by the Corporation.

A Non-electing U.S. Holder generally would be required to pro rate all gains realized on the disposition of his common shares of the Corporation and all excess distribution of his common shares and all excess distributions over the entire holding period for the Corporation. All gains or excess distributions allocated to prior years of the U.S. Holder (other than years prior to the first taxable year of the Corporation during such U.S. Holder’s holding period and beginning after January 1, 1987 for which it was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The Non-electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-electing U.S. Holder that is not a corporation must treat this interest charge as “personal interest” which, as discussed above, is wholly non-deductible. The balance of the gain of the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance.

If the Corporation is a PFIC for any taxable year during which a Non-electing U.S. Holder holds common shares of the Corporation, then the Corporation will continue to be treated as a PFIC with respect to such common shares, even if it is no longer definitionally a PFIC. A Non-electing U.S. Holder may terminate this deemed PFIC status by electing to recognize a gain (which will be taxed under the rules discussed above for Non-electing U.S. Holders) as if such common shares had been sold on the last day of the last taxable year for which it was a PFIC.

Under Section 1291(f) of the Code, the IRS has issued proposed regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by Non-Electing U.S. Holders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. Generally, in such cases the basis of the Corporation common shares in the hands of the transferee and the basis of any property received in the exchange for those common shares would be increased by the amount of gain recognized. An Electing U.S. Holder would not be taxed on certain transfers of PFIC stock, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. The transferee’s basis in this case will depend on the manner of the transfer. In a transfer at death, for example, the transferee’s basis is equal to (i) the fair market value of the Electing U.S. Holder’s common shares, less (ii) the excess of the fair market value of the Electing U.S. Holder’s common shares reduced by the U.S. Holder’s adjusted basis in these common shares at death. The specific tax effect to the U.S. Holder and the transferee may vary based on the manner in which the common shares are transferred. Each U.S. Holder of the Corporation is urged to consult a tax advisor with respect to how the PFIC rules affect their tax situation.

Certain special, generally adverse, rules will apply with respect to common shares of the Corporation while the Corporation is a PFIC whether or not it is treated as a QEF. For example under Section 1297(b)(6) of the Code, a U.S. Holder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such shares.

Controlled Foreign Corporation

If more than 50% of the voting power of all classes of shares or the total value of the shares of the Corporation is owned, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of whom own 10% or more of the total combined voting power of all classes of shares of the Corporation (“United States shareholder”), the Corporation could be treated as a “controlled foreign corporation” under Subpart F of the Code. This classification would effect many complex results one of which is the inclusion of certain income of a CFC which is subject to current U.S. tax. The United States generally taxes a United States shareholder of a CFC currently on their pro rata shares of the Subpart F income of the CFC. Such U.S. shareholders are generally treated as having received a current distribution out of the CFC’s Subpart F income and are also subject to current U.S. tax on their pro rata shares of the CFC’s earnings invested in U.S. property. The foreign tax credit described above may reduce the U.S. tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of common shares of the Corporation who is or was a United States shareholder at any time during the five-year period ending with the sale or exchange is treated as ordinary income to the extent of earnings and profits of the Corporation attributable to the shares sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to United States shareholders of the CFC. This rule generally will be effective for taxable years of United States shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of United States shareholders. Special rules apply to United States shareholders who are subject to the special taxation rules under Section 1291 discussed above with respect to a PFIC. Because of the complexity of Subpart F, and because it is not clear that Subpart F would apply to U.S. Holders of common shares of the Corporation, a more detailed review of these rules is outside of the scope of this discussion.

F.                        DIVIDENDS AND PAYING AGENTS

                             Not Applicable.

G.                        STATEMENTS BY EXPERTS

                             Not Applicable.

H.                        DOCUMENTS ON DISPLAY

The documents concerning the Corporation may be viewed at Suite 1880, 1055 West Georgia Street, Vancouver, British Columbia, Canada V6E 3P3, during normal business hours.

I.                        SUBSIDIARY INFORMATION

                             Not required.

ITEM 11.            QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

There are no additional forms of market risk that apply to the Corporation beyond currency and interest rate fluctuations.

ITEM 12.            DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

                             Not Applicable.

PART III

ITEM 13.            DEFAULTS, DIVIDEND ARREARAGES AND DELINQUINCIES

                             None.

ITEM 14.            MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

                             None.

ITEM 15.            CONTROLS AND PROCEDURES

As required by Rule 13a-15 under the United States Securities Exchange Act of 1934 (the “Exchange Act”), the Corporation carried out an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures as of August 31, 2003, being the date of the Corporation’s most recently completed fiscal year. This evaluation was carried out under the supervision and with the participation of the Corporation’s Chief Executive Officer, Art Cowie, and Chief Financial Officer, Donald R. Harris. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded the Corporation’s disclosure controls and procedures are effective in timely alerting management to material information relating to the Corporation required to be included in its periodic filings with the United States Securities and Exchange Commission.

Disclosure controls and procedures are controls and other procedures designed to ensure that information required to be disclosed in the Corporation’s reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in the Corporation’s reports filed under the Exchange Act is accumulated and communicated to management, including the Corporation’s Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

During the Corporation’s most recently completed fiscal year ended August 31, 2003, there were no changes in the Corporation’s internal control over financial reporting that have materially affected, or are reasonably likely to affect, the Corporation’s internal control over financial reporting.

The term “internal control over financial reporting” is defined as a process designed by, or under the supervision of, the registrant's principal executive and principal financial officers, or persons performing similar functions, and effected by the registrant's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

(1)	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Corporation;

(2)
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Corporation are being made only in accordance with authorizations of management and directors of the registrant; and

(3)
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the registrant's assets that could have a material effect on the financial statements.

ITEM 16.            [RESERVED]

ITEM 16A.          AUDIT COMMITTEE FINANCIAL EXPERT

The Corporation has no financial expert. The Corporation’s management believes that the cost related to retaining a financial expert at this time is prohibitive. Further, because of the nature of the Corporation’s start-up operations, the Corporation believes the services of a financial expert are not warranted.

ITEM 16B.          CODE OF ETHICS

The Corporation has not yet adopted a corporate code of ethics. The Corporation’s board of directors is considering, over the next year, establishing a code of ethics to deter wrongdoing and promote honest and ethical conduct; provide full, fair, accurate, timely and understandable disclosure in public reports; comply with applicable laws; ensure prompt internal reporting of code violations; and provide accountability for adherence to the code.

ITEM 16C.          PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

The aggregate fees billed for the two most recently completed fiscal years ended August 31, 2003 for professional services rendered by the principal accountant for the audit of the Corporation’s annual financial statements and review of the financial statements included in the Corporation’s Annual Report on Form 20-F and services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for these fiscal periods were $74,132.

Audit Related Fees

None.

Tax Fees

None.

All Other Fees

None.

PART IV

ITEM 17.            FINANCIAL STATEMENTS

The Report and Consolidated Financial Statements for the years ended August 31, 2003, 2002, and 2001 reported on by Loewen, Stronach & Co., Chartered Accountants. The Financial Statements were prepared in accordance with Canadian GAAP and are presented in Canadian dollars. There are differences between United States and Canadian GAAP which are set forth in Note 13 of the Report and Consolidated Financial Statements for the years ended August 31, 2003, 2002, and 2001.

SUNGOLD ENTERTAINMENT CORP.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED AUGUST 31, 2003

(A Development Stage Company)

(Presented in Canadian Dollars)

LOEWEN, STRONACH & CO.
Chartered Accountants

AUDITORS' REPORT

To The Shareholders of Sungold Entertainment Corp.:

We have audited the consolidated balance sheet of Sungold Entertainment Corp. (a development stage company) as at August 31, 2003 and 2002 and the consolidated statements of loss and deficit and cash flows for the years ended August 31, 2003, 2002 and 2001 and for the cumulative period from April 7, 1986 (inception) to August 31, 2003. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at August 31, 2003 and 2002 and the results of its operations and cash flows for the years ended August 31, 2003, 2002 and 2001 and for the cumulative period from April 7, 1986 (inception) to August 31, 2003 in accordance with Canadian generally accepted accounting principles which differ in certain respects from United States generally accepted accounting principles (refer to Note 13). As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a consistent basis.

“Loewen, Stronach & Co.”

Chartered Accountants

Vancouver, BC
December 4, 2003

Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Conflict

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the company’s ability to continue as a going concern, such as described in Note 1 to the financial statements. Our report to the shareholders dated December 4, 2003 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

“Loewen, Stronach & Co.”

Chartered Accountants
Vancouver, BC
December 4, 2003

SUNGOLD ENTERTAINMENT CORP.

CONSOLIDATED BALANCE SHEET

AUGUST 31, 2003

(A Development Stage Company)
(Presented in Canadian Dollars)

	2003	2002
	$	$
ASSETS

CURRENT ASSETS
Cash	47,928	23,772
Prepaid expenses and deposits	4,154	374,953
	52,082	398,725
PRE-DEVELOPMENT COSTS (Note 3)	762,042	2,768,316
CAPITAL ASSETS (Note 4)	604,282	541,484
	1,418,406	3,708,525

LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued liabilities	175,238	32,824
Loans payable (Note 7 a)	17,390	282,187
Obligation under capital leases (Note 5)	17,253	19,423
	209,881	334,434
OBLIGATION UNDER CAPITAL LEASES (Note 5)	-	17,253
	209,881	351,687

SHAREHOLDERS’ EQUITY

SHARE CAPITAL (Note 6)	18,574,369	16,156,646
CONTRIBUTED SURPLUS	51,922	-
DEFICIT ACCUMULATED DURING DEVELOPMENT STAGE	(17,417,766)	(12,799,808)
	1,208,525	3,356,838
	1,418,406	3,708,525

APPROVED BY THE DIRECTORS:

“Art Cowie”                                    Director

“Anne Kennedy”                           Director

(See accompanying notes to consolidated financial statements)

SUNGOLD ENTERTAINMENT CORP.

CONSOLIDATED STATEMENT OF LOSS AND DEFICIT

FOR THE YEAR ENDED AUGUST 31, 2003

(A Development Stage Company)
(Presented in Canadian Dollars)

	April 7, 1986
	(inception) to
	August 31, 2003	2003	2002	2001
	$	$	$	$

REVENUE
Sales	33,179	1,305	19,446	12,428
Interest income and miscellaneous	43,336	12	11	2
Gain on disposition of marketable securities	838,947	-	-	-
	915,462	1,317	19,457	12,430

EXPENSES
Advertising and promotion	3,139,255	594,941	808,511	714,709
Management fees	1,829,253	286,603	246,000	246,000
Professional and consulting fees	1,966,833	547,829	242,565	118,716
Investor relations	1,001,315	214,843	169,935	93,927
Travel and conferences	865,849	201,229	138,468	77,504
Internet services	746,184	184,249	410,144	151,791
Office and miscellaneous	733,970	164,044	60,936	70,096
Amortization	527,210	144,616	161,923	142,669
Office rent and services	456,467	80,595	69,017	48,990
Transfer agent and filing fees	292,320	33,078	34,902	24,916
Insurance	262,390	61,470	71,552	51,449
Financing fees	218,000	-	-	-
Finder fees	154,031	-	-	-
Interest and bank charges	139,221	8,314	4,923	4,149
Stock based compensation	51,922	51,922	-	-
Settlement agreement	40,000	-	-	-
Prizes	34,726	5,641	29,085	-
Fees and commissions	29,741	-	-	-
Interest on capital leases	25,623	11,962	10,543	3,118
Corporate capital tax	500	250	250	-
Foreign exchange loss (gain)	(13,640)	10,269	4,526	(12,098)
	12,501,170	2,601,855	2,463,280	1,735,936
Impairment write-down of pre-development
costs and investment	5,832,058	2,017,420	158,817	460,574
	18,333,228	4,619,275	2,662,097	2,196,510
LOSS	17,417,766	4,617,958	2,602,640	2,184,080
DEFICIT ACCUMULATED DURING
DEVELOPMENT STAGE – beginning	-	12,799,808	10,197,168	8,013,088
DEFICIT ACCUMULATED DURING
DEVELOPMENT STAGE – ending	17,417,766	17,417,766	12,799,808	10,197,168

Weight Average Number of Shares		63,900,867	42,409,898	27,991,260
Adjusted for Sept 8, 2003, 21 for 20 stock split
(Note 10)		3,993,531	3,993,531	3,993,531
		67,894,398	46,403,429	31,984,791

Loss per share		0.0680	0.0560	0.0682

(See accompanying notes to consolidated financial statements)

SUNGOLD ENTERTAINMENT CORP.

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED AUGUST 31, 2003

(A Development Stage Company)
(Presented in Canadian Dollars)

	April 7, 1986
	(inception) to
	August 31	2003	2002	2001
	2003	$	$	$
	$

OPERATING ACTIVITIES
Loss	(17,417,766)	(4,617,958)	(2,602,640)	(2,184,080)
Items not involving cash:
Amortization	527,210	144,616	161,923	142,669
Debt settled by issuance of private
placements units	582,561	582,561	-	-
Stock-based compensation	51,922	51,922	-	-
Write-down of pre-development costs and
investment	5,832,057	2,017,420	158,817	460,574
Gain on disposition of marketable securities	(838,947)	-	-	-
Loss on disposition of capital assets	14,032	-	-	-
	(11,248,931)	(1,821,439)	(2,281,900)	(1,580,837)
Cash provided by changes in non-cash
Working capital items:
Prepaid expenses and deposits	(4,154)	370,799	(329,186)	(4,718)
Accounts payable and accrued liabilities	175,238	142,414	(82,886)	(20,977)
Loans payable	17,390	(264,797)	282,187	-
	(11,060,457)	(1,573,023)	(2,411,785)	(1,606,532)
INVESTING ACTIVITIES
Pre-development costs	(5,206,715)	(11,146)	(32,908)	(316,358)
Acquisition of capital assets	(1,103,025)	(207,414)	(7,690)	(416,489)
	(6,309,740)	(218,560)	(40,598)	(732,847)

FINANCING ACTIVITIES
Repayment of obligation under capital leases	(39,776)	(19,423)	(16,049)	(4,304)
Issuance of shares	15,717,808	1,835,162	2,388,010	2,391,331
Proceed of disposition of marketable securities	1,725,747	-	-	-
Proceeds of disposition of capital assets	14,346	-	-	-
	17,418,125	1,815,739	2,371,961	2,387,027

INCREASE (DECREASE) IN CASH	47,928	24,156	(80,422)	47,648
CASH – beginning	-	23,772	104,194	56,546
CASH – ending	47,928	47,928	23,772	104,194

Notes to statement of cash flows:

1)	Cash consists of balances with banks

2)	Interest and income taxes paid:	164,844	20,276	15,466	7,267
Interest paid
	Income taxes paid	-	-	-	-

3)	During the year, the Company issued 11,750,000 private placement units to settle $582,561of debts

(See accompanying notes to consolidated financial statements)

SUNGOLD ENTERTAINMENT CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED AUGUST 31, 2003

(A Development Stage Company)
(Presented in Canadian Dollars)

Note 1	GOING CONCERN AND NATURE OF OPERATIONS

Sungold Entertainment Corp. (the “Company”) is incorporated in the Province of British Columbia under the Company Act (British Columbia) (See Note 11 a), and its principal activity is developing and promoting horseracing, virtual horseracing, internet payment systems and other internet related products. To date, the Company has not earned significant revenues and is considered to be in a development stage.

The recoverability of the amounts shown for pre-development costs is primarily dependent on the ability of the Company to put its pre-development projects into economically viable products in the future. The Company plans to meet anticipated financing needs in connection with its obligations by the exercise of stock options, share purchase warrants, and through private placements, public offerings or joint-venture participation by others.

These consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The Company’s shares are trading in the United States on the O.T.C. bulletin board and on the Frankfurt Stock Exchange, Germany.

Note 2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)

Commitments and Contingencies

The Company’s activities are subject to various governmental laws and regulations relating to horseracing, virtual horseracing, online jackpot wagering copyrights, trademarks and patents. These regulations are continually changing. The Company believes its activities comply in all material respects with all applicable laws and regulations.

b)

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities at the date of financial statements and revenue and expenses for the period reported. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant. Actual results will likely differ from those estimates.

c)

Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, SafeSpending Inc. (formerly Sungold Entertainment USA, Inc.), Horsepower Broadcasting Network Inc., Horsepower Broadcasting Network (HBN) International Ltd. and Racing Unified Network (R.U.N.) Inc. (incorporated June 26, 2003). All inter-company transactions and balances have been eliminated.

	d)	Translation of Foreign Currencies: Accounts recorded in foreign currency have been converted to Canadian dollars as follows:

		•	Current assets and current liabilities at exchange rates at the end of the year;
		•	Other assets at historical rates;
		•	Revenues and expenses at the average rate of exchange for the month incurred.

SUNGOLD ENTERTAINMENT CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED AUGUST 31, 2003

(A Development Stage Company)
(Presented in Canadian Dollars)

Note 2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

	d)	Translation of Foreign Currencies (continued): Gains and losses resulting from the fluctuation of foreign exchange rates are included in the determination of income.

e)

Pre-development costs

The Company is in the development stage and capitalizes all costs related to its pre-development projects in accordance with Accounting Guideline No. 11, “Enterprises in the Development Stage”, issued by the Canadian Institute of Chartered Accountants. The management assess annually whether the recovery of the unamortized balance of these costs from the future operations can continue to be regarded as probable. When the unamortized balance is determined to exceed the expected amount of recovery through future related revenues, less relevant costs, the deferred pre-development costs are impaired and are written down to fair value.

The costs deferred at any time do not necessarily reflect present or future values. The ultimate recovery of such amounts depends on the Company successfully developing and commencing the project.

	f)	Capital Assets and Amortization Capital assets are recorded at cost with amortization provided on a declining balance as follows:

	Computer equipment	30%
	Computers under capital leases	30%
	Internet software	20%
	Furniture and fixtures	20%

	The above rate has been utilized to reflect the anticipated life expectancy. In the year of acquisition only one-half the normal rate is applied.

g)

Income Taxes

Income taxes are provided for in accordance with the liability method. Under this method of tax allocation, future income tax assets and liabilities are determined based on differences between the financial statements carrying values and their respective income tax bases (temporary differences). Future income tax assets and liabilities are measured using the enacted tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in rates is included in operations in the period in which the change is enacted or substantively enacted. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

h)

Loss Per Share

Loss per share is determined using the treasury stock method on the weighted average number of shares outstanding during the year. All outstanding options, purchase warrants and private placement units are anti-dilutive, and therefore have no effect on the determination of loss per share.

SUNGOLD ENTERTAINMENT CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED AUGUST 31, 2003

(A Development Stage Company)
(Presented in Canadian Dollars)

Note 2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

i)

Stock-based Compensation Plans

The Company has adopted prospectively the recommendations of the Canadian Institute of Chartered Accountants (the “CICA”) Section 3870 – stock-based compensation and other stock-based payments regarding accounting for stock-based compensation, which requires the use of fair value based method prospectively.

Under this fair value based method, the value of stock-based compensation plan is the sum of two component parts: its intrinsic value and its time value. The intrinsic value reflects the extent to which it is “in the money” at any date; and the time value is the value of the potential increases to the plan holder at any given time. The estimated time value is added to the intrinsic value to determine the fair value of the plan at any time. The Company has a stock-based compensation plan, which is described in Note 6 b).

NOTE 3	PRE-DEVELOPMENT COSTS

a)

Gun Lake Indian Band project

In 1994 the Company entered into an agreement with the Gun Lake Indian Band (“Band”) in Michigan, USA to develop and manage a full service casino and gaming operation. In 1999, the Band beached the agreement. As a consequent, the Company filed a comprehensive lawsuit in the Michigan courts against the Band. In 2002, the Michigan Court of Appeals court dismissed the appeal on the basis of the Defendants’ claim of sovereign immunity. During the current fiscal year, the Michigan Supreme Court denied the Company an application to appeal the Michigan Court of Appeals court decision and the Company decided not to appeal to the United States Supreme Court..

The management believes that the Company could receive compensation of damages from parties that caused the beach of agreement, but the likelihood for the success of a lawsuit cannot be determined. After assessing the Michigan courts decisions; and considering the project has been delayed for more than three years, the management decided to provide an impairment write-off on the Gun Lake project.

				Impairment
		2002	Additions	Write-off	2003
		$	$	$	$

	Consulting and legal fees	1,036,168	-	(1,036,168)	-
	Contractual obligation	520,117	-	(520,117)	-
	Travel and lodging	213,432	-	(213,432)	-
		1,769,717	-	(1,769,717)	-

b)

Vancouver Racecourse / Richmond Equine Training Centre project

In November 2002, the option to purchase 227 acres in Richmond, British Columbia, Canada for the purpose of developing a horse training complex expired, and the Company did not obtain a new option to purchase 100 acres on the same property. Consequently, the Company wrote-off all deferred expenditure that were related directly to the option property.

SUNGOLD ENTERTAINMENT CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED AUGUST 31, 2003

(A Development Stage Company)
(Presented in Canadian Dollars)

b)

Vancouver Racecourse / Richmond Equine Training Centre project (Continued)

The Company is continuously lobbying with the regulatory authorities on its proposal to renovate the Hastings Park horse track facility in Vancouver, British Columbia, in conjunction with the construction of a one-mile thoroughbred training centre in Richmond.

In September 2003, the Company renegotiated to extend the agreement with a party who is interested in both the Vancouver one-mile racecourse and the Richmond equine training centre project. The agreement set out the intention of both parties that upon the Company receiving the appropriate permission from the Cities of Vancouver and of Richmond, BC and from the Province of British Columbia to develop the project, the interested party would purchase 6 million common treasury shares of Sungold Entertainment Corp. at US$4.00 per share by way of a private placement. The agreement was extended to October 1, 2004. (See Related Party Transactions Note 7 a).

				Impairment
		2002	Additions	Write off	2003
		$	$	$	$
	Consulting and legal fees	807,626	1,680	(195,507)	613,799
	Architectural fees	32,752	-	(32,752)	-
	Other direct costs	20,972	-	(19,444)	1,528
		861,350	1,680	(247,703)	615,327

c)

HorsepowerTM Software Development project

On September 15, 1999, the Company incorporated a wholly owned subsidiary, Horsepower.com Network Inc. in the Province of British Columbia under the Company Act (BC) to develop a virtual Horserace wagering system - HorsepowerTM. On March 22, 2000, the subsidiary name changed to Horsepower Network.com Inc., and on January 25, 2001, the subsidiary name changed to Horsepower Broadcasting Network Inc. (“HBNI”). Sungold reserves the rights to all intellectual property.

HBNI acquired computer hardware for developing software and leased a hosting facility that enables HorsepowerTM to operate the $US based World wagering pool at licensed racetracks and licensed teletheatres worldwide. HBNI engaged it’s sister company Horsepower Broadcasting Network (HBN) International Ltd. to test run their US $ wagering program through the World Wide Web. The hardware and software development costs are capitalized under capital assets and amortized annually.

			Impairment
	2002	Additions	Write off	2003
	$	$	$	$
Legal and consulting fees	58,999	-	-	58,999

SUNGOLD ENTERTAINMENT CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED AUGUST 31, 2003

(A Development Stage Company)
(Presented in Canadian Dollars)

NOTE 3	PRE-DEVELOPMENT COSTS (continued)

d)

HorsepowerTM Operating project

On February 20, 2001, the Company incorporated a wholly owned subsidiary, Horsepower Broadcasting Network (HBN) International Ltd. (“HBN”), in the Province of Quebec under the Canada Business Corporation Act. HBN operated under the Horsepower World Pool pari-mutual licensing system licensed by the Kahnawake Gaming Commission and operates on the Kahnawake Territory in Quebec. In March 2003, HBN made a strategic decision to offer Horsepower pari-mutual wagering and the Horsepower World Pool, exclusively through licensed, land based Racetrack and Teletheatres and to grant 20 year licenses for Horsepower Parimutual World Pool Wagering, to authorized racing affiliates worldwide. During the year no predevelopment costs were capitalized under HorsepowerTM operating project. The Company management believes the Company complies in all material respects with the governing laws and regulations.

e)

SafeSpending project

In May 2001, the Company acquired the entire world wide right, title and interest to the internet payment system technology of SafeSpending from SafeSpending Services Inc. The SafeSpending internet payment system will be a prepaid spending system that uses a unique and personalized PIN number which can be used to make anonymous purchases online from merchants and individuals. The acquisition agreement includes all copyrights, trademarks, source codes and SafeSpending’s intellectual property. Under the terms of agreement the Company has agreed to pay a 7.5 percent royalty of net revenue of the Company upon the Company or it’s subsidiary Horsepower Broadcasting Network Inc. receiving $1,000,000 in net revenue from operation, sale or license of the technology.

In May 2003, the Company changed the name of its US subsidiary, Sungold Entertainment USA Inc., to SafeSpending, Inc. and intends to set up a SafeSpending operation in USA.

			Impairment
	2002	Additions	Write off	2003
	$	$	$	$
Acquisition cost	62,300	-	-	62,300
Legal and consulting fees	15,950	9,466	-	25,416
	78,250	9,466	-	87,716

			Impairment
	2002	Additions	Write off	2003
	$	$	$	$

TOTAL PRE-DEVELOPMENT COSTS	2,768,316	11,146	(2,017,420)	762,042

SUNGOLD ENTERTAINMENT CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED AUGUST 31, 2003

(A Development Stage Company)
(Presented in Canadian Dollars)

Note 4	CAPITAL ASSETS

			2003		2002
		Cost	Less	Net Book	Net Book
			Accumulated	Value	Value
			Amortization
		$	$	$	$
	Internet software – HorsepowerTM	761,104	289,407	471,697	385,902
	Computer equipment	266,340	180,721	85,619	118,463
	Computers under capital leases	54,834	31,050	23,784	37,119
	Furniture and fixtures	25,758	2,576	23,182	-

		1,108,036	503,754	604,282	541,484

Note 5

OBLIGATION UNDER CAPITAL LEASES

The Company has two lease agreements for computers accounted for as capital leases. Current payments are $1,822 monthly, expiring April 2004 through June 2004. The following is a schedule of future lease payments

		2003	2002
		$	$
	Total minimum lease payments	18,252	41,834
	Less amount representing interest	(999)	(5,158)
	Balance of obligations	17,253	36,676
	Less current portion	(17,253)	(19,423)
	Non-current portion	-	17,253

	In August 2003, the Company exercised a buy option to purchase a computer under capital lease.

Note 6

SHARE CAPITAL

During the year, the Company received regulatory approval to increase its authorized share capital as approved in the Annual General Meeting held in February 2003. The authorized common shares were then increased to unlimited from 100,000,000 shares (See subsequent event note 11 c).

	2003	2002
	$	$
Authorized:
Unlimited common shares without par value
100,000,000 Class “A” preference shares
with a par value of $10 each
100,000,000 Class “B” preference shares
with a par value of $50 each
Issued and outstanding:
79,871,209 common
(2002 – 50,121,209 common)	18,574,369	16,156,646

SUNGOLD ENTERTAINMENT CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED AUGUST 31, 2003

(A Development Stage Company)
(Presented in Canadian Dollars)

Note 6	SHARE CAPITAL (continued)

	a)	Shares issued during the year:

		2003		2002
		#	$	#	$
	For cash – private placements	16,000,000	1,673,938	13,270,000	2,028,381
	– exercise of share
	purchase warrants	2,000,000	161,224	516,666	48,162
	– exercise of incentive share
	purchase options	-	-	1,880,000	311,467
		18,000,000	1,835,162	15,666,666	2,388,010
	For debt – private placements	11,750,000	582,561	-	-
		29,750,000	2,417,723	15,666,666	2,388,010

b)

Stock options and stock based compensation

The Company has a fixed stock option plan on the issuance of options of up to 10% of the Company’s issued share capital. The following are outstanding incentive share purchase options:

Date of Grant	Price	Balance Aug 31, 2002	Granted	Exercised / Expired	Balance Aug 31, 2003	Expiration date
Feb. 16, 2001	US$0.1500	100,000	-	-	100,000	February 16, 2006
Feb. 28, 2001	US$0.0600	1,050,000	-	-	1,050,000	February 28, 2006
Mar. 5, 2001	US$0.0850	79,900	-	-	79,900	March 5, 2006
Aug. 10, 2001	US$0.1200	300,000	-	-	300,000	August 10, 2006
Oct. 22, 2001	US$0.1000	100,000	-	-	100,000	October 22, 2006
Oct. 23, 2001	US$0.1200	100,000	-	-	100,000	October 23, 2006
Dec. 20, 2001	US$0.0900	100,000	-	-	100,000	December 20, 2006
Jan. 4, 2002	US$0.0800	802,764	-	-	802,764	January 4, 2007
Jan. 24, 2002	US$0.0725	400,000	-	-	400,000	January 24, 2007
Mar 26, 2002	US$0.2300	136,000	-	136,000	-	Cancelled
May 17, 2002	US$0.0200	272,000	-	-	272,000	May 17, 2007
Oct. 11, 2002	US$0.1500	-	200,000	-	200,000	October 11, 2007
Oct. 16, 2002	US$0.1500	-	300,000	-	300,000	October 16, 2007
Jan. 23, 2003	US$0.1100	-	136,000	-	136,000	January 23, 2008
Jan. 28, 2003	US$0.1000	-	750,000	750,000	-	Cancelled
May 27, 2003	US$0.0500	-	64,000	-	64,000	May 27, 2008
May 28, 2003	US$0.0500	-	150,000	-	150,000	May 28, 2008

		3,440,664	1,600,000	886,000	4,154,664

In 2001, the Canadian Institute of Chartered Accountants issued Section 3870 for Stock-based Compensations, which requires the use of fair value based method for fiscal years beginning on or after January 1, 2002 and applied to awards granted on or after the date of adoption. The Company adopted the recommendations prospectively for the fiscal year starting September 1, 2002.

Under this fair value based method, the value of stock-based compensation plan is the sum of two component parts: its intrinsic value and its time value. The intrinsic value reflects the extent to which it is “in the money” at any date; and the time value is the value of the potential increases to the plan holder at any given time. The estimated time value is added to the intrinsic value to determine the fair value of the plan at any time.

SUNGOLD ENTERTAINMENT CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED AUGUST 31, 2003

(A Development Stage Company)
(Presented in Canadian Dollars)

Note 6	SHARE CAPITAL (continued)

	b)	Stock options and stock based compensation (continued)

Since September 1, 2002, the Company granted 850,000 share purchase options to employees and non-employees as follows:

Date of Grant	Price	Granted #	Exercisable #	Exercised #	Compensation $	Expiration date
Oct. 11, 2002	US$0.1500	200,000	200,000	-	16,600	October 11, 2007
Oct. 16, 2002	US$0.1500	300,000	300,000	-	24,900	October 16, 2007
Jan. 23, 2003	US$0.1100	136,000	136,000	-	8,282	January 23, 2008
May 27, 2003	US$0.0500	64,000	64,000	-	640	May 27, 2008
May 28, 2003	US$0.0500	150,000	150,000	-	1,500	May 28, 2008

		850,000	850,000	-	51,922

The fair value of each option granted is estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	3.00%
Dividend yield	0
Estimated hold period prior to exercise (years)	3
Volatility in the price of the Company’s common shares	150%

Between January 1, 2002 and August 31, 2002, the Company granted 946,764 share purchase options to directors at US$0.08 per share until Jan 4, 2007, 136,000 share purchase options to a director at US$0.08 per share until Jan 15, 2007, 400,000 share purchase options to a director at US$0.0725 per share until Jan 24, 2007, 136,000 share purchase options to a director at US$0.23 per share until March 26, 2007 and 272,000 share purchase options to a director at US$0.20 per share until May 17, 2007.

Had compensation cost of the stock based employee compensation been recorded, based upon the fair value of share options, additional compensation expense for the year ended August 31, 2002 would have been $111,430. The pro forma loss per share, assuming this additional compensation expense would have been ($0.0584). The Pro forma results may be materially different than actual results realized.

The Black-Scholes valuation model was developed for use in estimating the fair value of traded options which are fully transferable and highly traded. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company’s stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its director stock options.

Outstanding share purchase options which were issued prior January 1, 2002 have neither been charged to income nor included in the calculation of pro forma loss, in accordance with Section 3870 of the CICA Handbook, which is to take effect prospectively.

SUNGOLD ENTERTAINMENT CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED AUGUST 31, 2003

(A Development Stage Company)
(Presented in Canadian Dollars)

Note 6	SHARE CAPITAL (continued)

	c)	Share purchase warrants:

Date of Grant	Price	Balance Aug 31, 2002	Granted	Exercised	Cancelled / Expired	Balance Aug 31, 2003	Expiration date
Oct. 12, 1999	US$0.250	136,000	-	-	136,000	-	October 12, 2002
Oct. 12, 1999	US$0.320	150,000	-	-	150,000	-	October 12, 2002
Apr. 20, 2000	US$0.330	500,000	-	-	500,000	-	Voluntary request
May 24, 2000	US$0.250	400,000	-	-	400,000	-	Voluntary request
Jun. 28, 2000	US$0.420	200,000	-	-	200,000	-	Voluntary request
Jul. 31, 2000	US$0.300	400,000	-	-	400,000	-	Voluntary request
Aug.24, 2000	US$0.300	240,000	-	-	240,000	-	Voluntary request
Aug. 29, 2000	US$0.250	100,000	-	-	100,000	-	Voluntary request
Sep.6, 2000	US$0.300	100,000	-	-	100,000	-	Voluntary request
Sep.21, 2000	US$0.200	800,000	-	-	800,000	-	Voluntary request
Oct.12, 2000	US$0.200	919,000	-	-	600,000	319,000	(1)October 12, 2003
Dec.22, 2000	US$0.200	100,000	-	-	100,000	-	Voluntary request
Mar.23, 2001	US$0.200	900,000	-	-	900,000	-	Voluntary request
Mar.19, 2001	US$0.200	600,000	-	-	600,000	-	Voluntary request
April 5, 2001	US$0.200	550,000	-	-	550,000	-	Voluntary request
May 8, 2001	US$0.200	1,000,000	-	-	1,000,000	-	Voluntary request
May 29, 2001	US$0.200	1,000,000	-	-	1,000,000	-	Voluntary request
Jun.27, 2001	US$0.200	1,000,000	-	-	1,000,000	-	Voluntary request
Sep.7, 2001	US$0.200	1,000,000	-	-	-	1,000,000	September 7, 2004
Oct.24, 2001	US$0.150	420,000	-	-	-	420,000	October 24, 2004
Nov.4, 2001	US$0.150	1,000,000	-	-	-	1,000,000	November 4, 2004
Dec.14, 2001	US$0.060	2,333,334	-	-	-	2,333,334	December 14, 2004
Jan.7, 2002	US$0.060	1,700,000	-	-	-	1,700,000	January 7, 2005
Jan.30, 2002	US$0.060	1,000,000	-	-	-	1,000,000	January 30, 2005
Mar.1, 2002	US$0.110	300,000	-	-	-	300,000	March 1, 2005
Mar.26, 2002	US$0.170	1,000,000	-	-	-	1,000,000	March 26, 2005
Apr. 4, 2002	US$0.165	1,000,000	-	-	-	1,000,000	April 4, 2005
May 7, 2002	US$0.160	400,000	-	-	-	400,000	May 7, 2005
May 30, 2002	US$0.150	600,000	-	-	-	600,000	May 30, 2005
Jul. 10, 2002	US$0.075	2,500,000	-	-	-	2,500,000	July 10, 2005
Jul. 24, 2002	US$0.080	250,000	-	-	-	250,000	July 24, 2005
Aug. 21, 2002	US$0.090	100,000	-	-	-	100,000	August 21, 2005
Jul. 23, 2002	US$0.080	-	1,500,000	-	-	1,500,000	July 23, 2005
Sep. 27, 2002	US$0.080	-	3,000,000	-	-	3,000,000	September 27, 2005
Nov. 1, 2002	US$0.070	-	3,000,000	-	-	3,000,000	November 1, 2005
Dec. 12, 2002	US$0.060	-	1,000,000	1,000,000	-	-	December 12, 2005
Dec. 18, 2002	US$0.050	-	1,000,000	1,000,000	-	-	December 18, 2005
Jan. 24, 2003	US$0.100	-	2,000,000	-	-	2,000,000	January 24, 2006
Mar. 26, 2003	US$0.050	-	3,000,000	-	-	3,000,000	March 26, 2006
Apr. 10, 2003	US$0.040	-	3,750,000	-	-	3,750,000	April 10, 2006
May 16, 2003	US$0.030	-	3,000,000	-	-	3,000,000	May 16, 2006
Jun. 11, 2003	US$0.030	-	3,000,000	-	-	3,000,000	June 11, 2006
Jul. 7, 2003	US$0.031	-	2,500,000	-	-	2,500,000	July 7, 2006
Aug. 21, 2003	US$0.075	-	1,000,000	-	-	1,000,000	August 21, 2006

		22,698,334	27,750,000	2,000,000	8,776,000	39,672,334

                (1) See Subsequent Events note 11 (d

SUNGOLD ENTERTAINMENT CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED AUGUST 31, 2003

(A Development Stage Company)
(Presented in Canadian Dollars)

Note 7	RELATED PARTY TRANSACTIONS

	a)	Loans payable of $17,390 (US$12,250) [2002 - $282,187 (US$181,028)] are from a director and officer of a subsidiary of the Company.

	b)	The Company extended an intention agreement with a company with a common director, for its Richmond / Vancouver Horseracing project. (See Pre-development Costs Note 3 c).

	c)	During the year management fees of $286,603 [2002 - $246,000] were paid to the directors and officers.

	d)	During the year consulting fees of $286,645 [2002 - $76,102] were paid to the directors or companies with common directors.

Note 8

FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash, receivables, accounts payable and accrued liabilities, loans payable and obligation under capital leases. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial statements. The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

Note 9

ACCUMULATED LOSSES AND INCOME TAXES

The company has accumulated non-capital losses for income tax purposes of $9,559,268 which may be carried forward and used to reduce taxable income in future years. Under present tax legislation, these losses will expire as follows:

Year	Amount
$

2004	543,932
2005	474,086
2006	653,279
2007	1,273,366
2008	1,714,246
2009	2,427,247
2010	2,473,112
9,559,268

The company has accumulated capital losses for income tax purposes of $3,143,556 that may be carried forward indefinitely and used to reduce capital gains in the future.

The Company follows the asset and liability method of accounting for income taxes. Future income taxes assets and liabilities are determined based on temporary differences between the accounting and tax bases of existing assets and liabilities, and are measured using tax rates expected to apply when these differences reverse. A valuation allowance is recorded against any future tax asset if it is more likely than not that the asset will not be realized.

SUNGOLD ENTERTAINMENT CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED AUGUST 31, 2003

(A Development Stage Company)
(Presented in Canadian Dollars)

Note 9

ACCUMULATED LOSSES AND INCOME TAXES (continued)

In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion of all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of future tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. The amount of future tax asset considered realizable could change materially in the near term based on future taxable income during the carry forward period.

Note 10

EARNINGS PER SHARE

A 21 for 20 stock split occurred after the August 31, 2003 year-end but before the completion of the financial statements, CICA handbook section 3500 – Earning per Share requires the computations of earning per share should be based on the new number of shares and adjusted retroactively for all periods presented to reflect that change. (See also subsequent events note 11c).

Note 11	SUBSEQUENT EVENTS

a)
The Company is in the process of changing its name to Sungold International Holdings Corp. and continuing under the Canada Business Corporate Act from the British Columbia Company Acts. In connection with the Company’s name change and continuation, the Company will change its trading symbol from “SGGNF” to “SGIHF” on the OTC Bulletin Board. The change is subject to government agency and regulatory approval.

b)
On September 5, 2003, the Company announced a private placement of 2,000,000 units at US$0.06 each and subsequently issued the units for a total of $161,100 (US$120,000) for debt in September and October.

	c)	On September 8, 2003, the Company issued 3,993,531 shares to its shareholders, record date September 1, 2003, pursuant to a 21 for 20 stock split approved by the Board of Directors on July 28, 2003.

	d)	On October 12, 2003, 319,000 share purchase warrants expired after the year end.

e)
On October 31, 2003, the Company announced a private placement of 2,000,000 units at US$0.06 each and subsequently issued the units for a total of $158,064 (US$120,000) for debt in October and November.

Note 12	COMPARATIVE FIGURES The comparative figures have been reclassified where applicable in order to conform to the presentation used in the current year.

SUNGOLD ENTERTAINMENT CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED AUGUST 31, 2003

(A Development Stage Company)
(Presented in Canadian Dollars)

Note 13

UNITED STATES ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“CDN GAAP”) which differ in certain respects from those principles that the Company would have followed had its consolidated financial statements been prepared in accordance with generally accepted accounting principles in United States (“US GAAP”). The Company is considered to be a pre-operational Company under US GAAP.

The significant differences related principally to the following items and the adjustments necessary to restate the loss and shareholders’ equity in accordance with US GAAP are outlined as follows:

a)

Pre-Development Costs

Under CDN GAAP, pre-development expenditures are capitalized and amortized over the benefit period of the deferred expenditures once operations commence or written off if abandoned or impaired. US GAAP requires that pre-development expenditures be expensed as incurred until it is determined that commercially viable operations exist and the expenses then incurred are recoverable.

b)

Foreign Currency Translation

Under US GAAP, all asset and liability accounts are translated at the exchange rates in effect at the balance sheet dates. Income statement amounts are translated at the average rate of exchange for the year. The resulting differences are accumulated in a separate component of shareholders’ equity.

c)

Share Options

In December 2002, Financial Accounting Standards Board issued FASB No. 148 “Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of FASB No. 123 “Accounting for stock-based Compensation””. FASB No. 148 allows a change to the fair value based method of accounting for stock-based employee compensation prospectively. The Company adopted the new FASB No. 148 for the year-end August 31, 2003. There are no differences between CDN GAAP and US GAAP on stock-based compensation presentation..

	d)	Loss per share For all years indicated, the options and warrants outstanding during the year are anti-dilutive and therefore fully diluted loss per share has not been disclosed.

e)

Comprehensive Income

Under US GAAP, SFAS No. 130 requires that companies report comprehensive income as a measure of overall performance. Comprehensive income includes all changes in equity during a year except those resulting from investments by owners and distribution to owners. There is no similar concept under Canadian GAAP. The Company has determined that it had no comprehensive income other than the loss in any of the years presented.

SUNGOLD ENTERTAINMENT CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED AUGUST 31, 2003

(A Development Stage Company)
(Presented in Canadian Dollars)

Note 13	UNITED STATES ACCOUNTING PRINCIPLES (Continued)

	f)	The following are balance sheet items under US GAAP that differ from Canadian GAAP:

		2003	2002	2001
		$	$	$

	Pre-development costs	-	-	-
	Share capital	23,285,107	20,867,384	18,479,374
	Foreign currency adjustments	13,640	23,909	28,435
	Deficit	(22,904,186)	(20,302,771)	(17,830,566)

g)	The following table summarizes the effect on Deficit of differences between CDN GAAP and US GAAP:

	2003	2002	2001
	$	$	$
Deficit - CDN GAAP	(17,417,766)	(12,799,808)	(10,197,168)
Cumulative effect of previous
years’ adjustments	(7,502,963)	(7,633,398)	(7,765,516)
	(24,920,729)	(20,433,206)	(17,962,684)
US GAAP material adjustments:
· Effect of the write-off of pre-
development costs on net loss	2,006,274	125,909	144,216
· Foreign currency adjustments	10,269	4,526	(12,098)
	2,016,543	130,435	132,118
Deficit - US GAAP	(22,904,186)	(20,302,771)	(17,830,566)

SUNGOLD ENTERTAINMENT CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED AUGUST 31, 2003

(A Development Stage Company)
(Presented in Canadian Dollars)

Note 13	UNITED STATES ACCOUNTING PRINCIPLES (continued)

	h)	The following table summarizes the effect on shareholders’ equity after considering the US GAAP adjustments:

			Foreign	Total
	Common	Accumulated	Currency	Shareholders’
	Shares	Deficit	Translation	Equity
	Amount		Adjustments
	$	$	$	$
Common Shares issued /net loss:
August 31, 1986
• Shares for cash	107,501	-	-	107,501
• Net loss under US GAAP	-	-	-	-
August 31, 1987	107,501	-	-	107,501
• Shares for cash	166,971	-	-	166,971
• Net loss under US GAAP	-	-	-	-
August 31, 1988	274,472	-	-	274,472
• Shares for cash	401,667	-	-	401,667
• Shares for property	227,000	-	-	227,000
• Net loss under US GAAP	-	(753,962)	-	(753,962)
August 31, 1989	903,139	(753,962)	-	149,177
• Shares for cash	622,215	-	-	622,215
• Shares for property	1,897,000	-	-	1,897,000
• Net loss under US GAAP	-	(575,612)	-	(575,612)
August 31, 1990	3,422,354	(1,329,574)	-	2,092,780
• Shares for cash	100,250	-	-	100,250
• Net loss under US GAAP	-	(350,482)	-	(350,482)
August 31, 1991	3,522,604	(1,680,056)	-	1,842,548
• Shares for cash	402,900	-	-	402,900
• Net loss under US GAAP	-	(1,420,584)	-	(1,420,584)
August 31, 1992	3,925,504	(3,100,640)	-	824,864
• Shares for cash	465,875	-	-	465,875
• Shares for property	150,000	-	-	150,000
• Net loss under US GAAP	-	(289,189)	-	(289,189)
August 31, 1993	4,541,379	(3,389,829)	-	1,151,550
• Shares for cash	576,500	-	-	576,500
• Net loss under US GAAP	-	(836,050)	-	(836,050)
August 31, 1994	5,117,879	(4,225,879)	-	892,000
• Shares for cash	175,000	-	-	175,000
• Foreign currency	-	-	3,448	3,448
• Net loss under US GAAP	-	(738,384)	-	(738,384)
August 31, 1995	5,292,879	(4,964,263)	3,448	332,064
• Shares for cash	255,750	-	-	255,750
• Foreign currency	-	-	3,329	3,329
• Net loss under US GAAP	-	(501,749)	-	(501,749)
August 31, 1996	5,548,629	(5,466,012)	6,777	89,394

SUNGOLD ENTERTAINMENT CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED AUGUST 31, 2003

(A Development Stage Company)
(Presented in Canadian Dollars)

Note 13	UNITED STATES ACCOUNTING PRINCIPLES (continued)

			Foreign	Total
	Common	Accumulated	Currency	Shareholders’
	Shares	Deficit	Translation	Equity
	Amount		Adjustments
	$	$	$	$
August 31, 1996 – balance forward	5,548,629	(5,466,012)	6,777	89,394
• Shares for cash	1,250,000	-	-	1,250,000
• Share-based compensation	1,345,680	(1,345,680)	-	-
• Foreign currency	-	-	(1,646)	(1,646)
• Net loss under US GAAP	-	(1,046,798)	-	(1,046,798)
August 31, 1997	8,144,309	(7,858,490)	5,131	290,950
• Shares for cash	1,351,967	-	-	1,351,967
• Share-based compensation	2,078,946	(2,078,946)	-	-
• Foreign currency	-	-	11,140	11,140
• Net loss under US GAAP	-	(1,297,719)	-	(1,297,719)
August 31, 1998	11,575,222	(11,235,155)	16,271	356,338
• Shares for cash	1,044,358	-	-	1,044,358
• Share-based compensation	1,286,112	(1,286,112)	-	-
• Foreign currency	-	-	(18,372)	(18,372)
• Net loss under US GAAP	-	(1,300,904)	-	(1,300,904)
August 31, 1999	13,905,692	(13,822,171)	(2,101)	81,420
• Shares for cash	2,182,351	-	-	2,182,351
• Foreign currency	-	-	18,438	18,438
• Net loss under US GAAP	-	(1,956,433)	-	(1,956,433)
August 31, 2000	16,088,043	(15,778,604)	16,337	325,776
• Shares for cash	2,391,331	-	-	2,391,331
• Foreign currency	-	-	12,098	12,098
• Net loss under US GAAP	-	(2,051,962)	-	(2,051,962)
August 31, 2001	18,479,374	(17,830,566)	28,435	677,243
• Shares for cash	2,388,010	-	-	2,388,010
• Foreign currency	-	-	(4,526)	(4,526)
• Net loss under US GAAP	-	(2,472,205)	-	(2,472,205)
August 31, 2002	20,867,384	(20,302,771)	23,909	588,522
• Shares for cash	2,417,723			2,417,723
• Foreign currency			(10,269)	(10,269)
• Net loss under US GAAP		(2,601,415)		(2,601,415)
August 31, 2003	23,285,107	(22,904,186)	13,640	394,561

SUNGOLD ENTERTAINMENT CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED AUGUST 31, 2003

(A Development Stage Company)
(Presented in Canadian Dollars)

Note 13	UNITED STATES ACCOUNTING PRINCIPLES (continued)

	i)	The following table summarizes the effect on Net Loss of differences between CDN GAAP and US GAAP:

	Cumulative	2003	2002	2001
	Amounts
	From
	Apr 7/86 to
	Aug 31/02
	$	$	$	$
Net loss under CDN GAAP	(17,417,766)	(4,617,958)	(2,602,640)	(2,184,080)
US GAAP material adjustments:
• Effect of the write-off of pre-
development costs on net loss	(762,042)	2,006,274	125,909	144,216
• Share-based compensation	(4,710,738)	-	-	-
• Foreign currency adjustments	(13,640)	10,269	4,526	(12,098)
Net loss under US GAAP	(22,904,186)	(2,601,415)	(2,472,205)	(2,051,962)
Loss per share under US GAAP		0.0383	0.0533	0.0642
			`
Weighted average number of shares		67,894,398	46,403,429	31,984,791

SUNGOLD ENTERTAINMENT CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED AUGUST 31, 2003

(A Development Stage Company)
(Presented in Canadian Dollars)

Note 13	UNITED STATES ACCOUNTING PRINCIPLES (continued)

k)

New Accounting Standards

Under the Securities and Exchange Commission’s Staff Accounting Bulletin No.74, the Company is required to disclose certain information related to recently issued accounting standards. The recently issued accounting standards are summarized as follows:

U.S. Standards

In June 2001, Financial Accounting Standards Board (“the FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 143 Accounting for Asset Retirement Obligations (SFAS 143). SFAS 143 addresses financial accounting and reporting for obligations and costs associated with the retirement of tangible long-lived assets and the associated asset retirement costs, and is effective for fiscal years beginning after June 15, 2002. The Company does not expect that adoption of SFAS No. 143 will have a material impact on its results from operations or financial position.

In April 2002, the FASB issued Statement No. 145 Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections (SFAS 145). Among other things, SFAS 145 rescinds both SFAS No. 4 Reporting Gains and Losses from Extinguishment of Debt and the amendment of SFAS No. 4, and SFAS No. 64 Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements. Through these rescission, SFAS 145 eliminates the requirement (in both SFAS No. 4 and SFAS No. 64) that gains and losses from the extinguishment of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect. Generally, SFAS 145 is effective for financial statements issued after May 15, 2002. The Company does not expect that adoption of SFAS 145 will have a material impact on its results from operations or financial position.

In June 2002, the FASB issued Statement No. 146 Accounting for Costs Associated with Exit or Disposal Activities (SFAS 146), which is effective for exit or disposal activities after December 31, 2002. Under SFAS 146, liabilities arising from exit or disposal activities are recognized only when incurred, and measured at their fair value. The Company does not expect that adoption of SFAS 146 will have a material impact on its results from operations or financial position.

In November 2002, the FASB issued FASB Interpretation No. 45 Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34 (FIN 45). FIN 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under that guarantee. Initial recognition and measurement provisions are effective for guarantees issued or modified after December 31, 2002. The Company does not expect that adoption of FIN 45 will have a material impact on its results from operations or financial position.

In December 2002, the FASB issued SFAS No. 148 Accounting for Stock-Based Compensation – Transition and Disclosure – an Amendment of FASB Statement No. 123 (SFAS 148). This amendment provides alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based employee compensation, and amends disclosure requirements to require prominent disclosure in both annual and interim financial statements about the method adopted for stock compensation accounting and its effect on reported results. Certain of the disclosure modifications are required for fiscal years ending after December 15, 2002 and are included in the notes to these consolidated financial statements. The Company has adopted the recommendation for current year.

SUNGOLD ENTERTAINMENT CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED AUGUST 31, 2003

(A Development Stage Company)
(Presented in Canadian Dollars)

Note 13	UNITED STATES ACCOUNTING PRINCIPLES (continued)

k)

New Accounting Standards (continued)

In January 2003, the FASB issued Interpretation No. (‘‘FIN’’) 46 – ‘‘Consolidation of Variable Interest Entities’’ (‘‘FIN 46’’). FIN 46 clarifies the application of Accounting Research Bulletin No. 51 – Consolidated Financial Statements to those entities defined as ‘‘Variable Interest Entities’’ (more commonly referred to as special purpose entities) in which equity investors do not have the characteristics of a ‘‘controlling financial interest’’ or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 applies immediately to all Variable Interest Entities created after January 31, 2003, and by the beginning of the first interim or annual reporting period commencing after June 15, 2003 for Variable Interest Entities created prior to February 1, 2003. The Company does not expect that adoption of FIN 46 will have a material impact on its results from operations or financial position.

In April 2003, the FASB issued SFAS 149, which amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. The amendments are intended to improve financial reporting by requiring that contracts with comparable characteristics be accounted for similarly. In particular, this Statement clarifies the circumstances under which a contract with an initial net investment meets the characteristics of a derivative as discussed in SFAS 133. SFAS 149 is effective for contracts entered into or modified after June 30, 2003, except as stated below, and for hedging relationships designated after June 30, 2003. The guidance should be applied prospectively. The Company does not expect that adoption of SFAS 149 will have a material impact on its results from operations or financial position.

On May 15, 2003, the FASB issued SFAS 150, which aims to eliminate diversity in practice by requiring that mandatorily redeemable instruments, forward purchase contracts, and certain financial instruments that include an obligation that (1) the issuer may or must settle by issuing a variable number of its equity shares and (2) has a "monetary value" at inception that (a) is fixed, (b) is tied to a market index or other benchmark (something other than the fair value of the issuer's equity shares), or (c) varies inversely with the fair value of the equity shares (e.g., a written put option) be reported as liabilities. The provisions of SFAS 150, which also include a number of new disclosure requirements, are effective for (1) instruments entered into or modified after May 31, 2003 and (2) pre-existing instruments as of the beginning of the first interim period that commences after June 15, 2003. The Company does not expect that adoption of SFAS 150 will have a material impact on its results from operations or financial position.

Canadian Standards

In 2002, the Canadian Institute of Chartered Accountants (CICA) issued Accounting Guideline 13 Hedging Relationships (AcG-13), which requires that in order to apply hedge accounting, all hedging relationships must be identified, designated, documented, and effective. Where hedging relationships cannot meet these requirements, hedge accounting must be discontinued. AcG-13 is applicable for fiscal years beginning on or after July 1, 2003. The Company does not expect that adoption of AcG-13 will have a material impact on its results from operations or financial position.

SUNGOLD ENTERTAINMENT CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED AUGUST 31, 2003

(A Development Stage Company)
(Presented in Canadian Dollars)

Note 13	UNITED STATES ACCOUNTING PRINCIPLES (continued)

k)

New Accounting Standards (continued)

Canadian Standards

In 2002, the CICA issued revised Handbook section 3475 Disposal of Long-Lived Assets and Discontinued Operations. The revised standard establishes criteria for the classification of long-lived assets as “held for sale” and requires that long-lived assets that are to be disposed of by sale be measured at the lower of carrying value or fair value less cost to sell. It eliminates the previous recommendation that companies include under “discontinued operations” in the financial statements amounts for operating losses that have not yet occurred. Additionally, the revised standard expands the scope of discontinued operations to include all components of a company with operations that can be distinguished from the rest of the company and will be eliminated from the ongoing operations of the company in a disposal transaction. Section 3475 is effective for disposal activities initiated by the Company’s commitment to a plan on or after May 1, 2003. The Company does not expect the adoption of CICA section 3475 to have a material impact on its results from operations or financial position.

In 2002, the CICA issued Handbook section 3063 Impairment of Long-Lived Assets, harmonizes with the impairment provisions of FASB Statement No. 144 – Accounting for Impairment or Disposal of Long-Lived Assets, which requires that impairment of long-lived assets held for use be determined by a two-step process, with the first step determining when an impairment is recognized and the second step measuring the amount of the impairment. Under Handbook Section 3063 an impairment loss is recognized when the carrying amount of a long-lived asset exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition and is measured as the amount by which the long-lived asset’s carrying amount exceeds its fair value. Section 3063 is effective for fiscal years beginning on or after April 1, 2003. The Company does not expect the adoption of CICA section 3063 to have a material impact on its results from operations or financial position.

In 2003, the Canadian Institute of Chartered Accountants (CICA) issued Accounting Guideline 14 Disclosure of Guarantees (AcG-14), which is generally consistent with the disclosure requirements in FASB Interpretation No. 45 Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, except it does not apply to product warranties. It requires entities to disclose key information about certain types of guarantee contracts that require payments contingent on specified types of future events. The Guideline is applicable to annual and interim periods beginning on or after January 1,2003. The Company does not expect that adoption of AcG-14 will have a material impact on its results from operations or financial position.

In 2003, the Canadian Institute of Chartered Accountants (CICA) issued Accounting Guideline 15 Consolidation of Variable Interest Entities (AcG-15), in harmony with FASB Interpretation No. 46, with the same title, to provide guidance for applying the principles in Subsidiaries, Section 1590, to certain special-purpose entities. The consolidation requirement in the Guideline will be effective for all annual and interim periods beginning on or after November 1, 2004. The Company does not expect that adoption of AcG-15 will have a material impact on its results from operations or financial position.

ITEM 18.            FINANCIAL STATEMENTS

                             Not applicable.

ITEM 19.            EXHIBITS

                             The following financial statements and related schedules are included in this Item:

(a)

Financial Statements

Auditors’ Report

Consolidated Balance Sheets as at August 31, 2003 and 2002.

Consolidated Statements of Loss and Deficit for the years ended August 31, 2003, 2002, and 2001.

Consolidated Statements of Cash Flow for the years ended August 31, 2003, 2002, and 2001.

Notes to Consolidated Financial Statements.

(b)	Exhibits

Exhibit Number	Description
1.1	Certificate of Incorporation for 307198 B.C. Ltd. dated April 7, 1986.(1)
1.2	Certificate for 307198 B.C. Ltd. changing name to Fircrest Resources Ltd. dated July 2, 1986.(1)
1.3	Certificate for Fircrest Resources Ltd. changing name to NTC Capital Corporation dated October 30, 1991. (1)
1.4	Certificate of Change of Name for NTC Capital Corporation changing name to Sungold Gaming Inc. dated March 1, 1994.(1)
1.5	Certificate of Change of Name for Sungold Gaming Inc. changing name to Sungold Gaming International Ltd. dated May 26, 1997.(1)
1.6	Altered Memorandum of the Company dated February 22, 2002, effective June 13, 2002, amending share capital. (1)
1.7	Articles of Continuance.
1.8	Bylaw No. 1 of the Corporation.
4.1	Consulting Agreement between Sungold Gaming International Ltd. and Kim N. Hart dated May 1, 1998.(1)

Exhibit Number	Description
4.2	Consulting Agreement between Sungold Gaming International Ltd. and Anne Kennedy dated July 1, 1998.(1)
4.3	Consulting Agreement between Horsepower Network.com Inc. and Kim N. Hart dated May 1, 2000.
4.4	Lease Agreement dated October 1, 2000 between the Corporation and Insignia Corporate Establishments (Nine) Inc.(1)
4.5	Agreement dated May 2, 2001 between the Corporation and Safespending Services Inc.(1)
4.6	Agreement dated May 2, 2001 between the Corporation and Jerome Nootebos.(1)
4.7	Consulting Agreement between Horsepower Broadcasting Network (HBN) International ltd. and Larry Simpson dated October 11, 2002.(1)
4.8	Amendment to Consulting Agreement dated January 2, 2003, between the Corporation and Kim N. Hart. (1)
4.9	Amendment to Consulting Agreement dated January 2, 2003, between the Corporation and Anne Kennedy.(1)
4.10	Letter of Intent-Extension between TAC International Investments LLC and the Corporation dated September 30, 2003.
4.11	Amendment to Consulting Agreement dated October 1, 2003, between the Corporation and Anne Kennedy.(1)
4.12	Amendment to Consulting Agreement dated October 1, 2003, between the Corporation and Kim N. Hart.(1)
4.13	Amendment to Consulting Agreement dated January 2, 2004, between the Corporation and Anne Kennedy.
4.14	Amendment to Consulting Agreement dated January 2, 2004, between the Corporation and Kim N. Hart.
4.15	Amendment to Consulting Agreement dated January 2, 2004, between Horsepower Broadcasting Network (HBN) International ltd. and Kim N. Hart.
6	See Note 10 to the Corporation’s consolidated financial statements included in Item 17of this Form 20-F for information on how earnings per share information was calculated.
8	List of significant subsidiaries.
12.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
(1) Previously filed as an exhibit to the Corporation’s Annual Report on Form 20-F.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

SUNGOLD INTERNATIONAL HOLDINGS CORP.

Date: March 1, 2004	By:
/s/ Art Cowie
Art Cowie
President and Chief Executive Officer