Form 20-F/A
period 2003-08-31
SUNGOLD INTERNATIONAL HOLDINGS CORP
filed 2004-03-19
CIK 1073674

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A

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
Item 17 ☒         Item 18 ☐

Explanatory Note

This amended annual report on Form 20-F/A dated March 17, 2004 is being filed to:

(1)
amend “Item 4. Information on the Company” of the Form 20-F filed on March 1, 2004 to delete references to the term “gaming” and replace such term with “pari-mutuel wagering” and make other minor amendments to better reflect the nature of the Coporation’s business operations; and

(2)
amend “Item 16C. Principal Accountant Fees and Services” on page 56 of the Form 20-F filed on March 1, 2004 to break down the aggregate fees billed for the two most recently completed fiscal years ended August 31, 2003 for professional services rendered by the Corporation’s principal accountant for the audit of the Corporation’s annual financial statements.

Other than the foregoing items and conforming changes related thereto, and the correction of certain typographical errors, no part of the Annual Report on Form 20-F filed on March 1, 2004 is being amended, and the filing of this amended annual report on Form 20-F/A should not be understood to mean that any other statements contained therein are untrue or incomplete as of any date subsequent to March 1, 2004.

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

B.                        CAPITALIZATION AND INDEBTEDNESS

                             Not Applicable.

C.                        REASONS FOR THE OFFER AND USE OF PROCEEDS

                             Not Applicable.

D.                        RISK FACTORS

The securities of the Corporation are highly speculative. In evaluating the Corporation, it is important to consider that the Corporation is in the preliminary stage of its operations as a developer of emerging pari-mutuel wagering entertainment facilities. A prospective investor or other person reviewing the Corporation should not consider an investment unless the investor is capable of sustaining an economic loss of the entire investment. All costs have been funded through equity and related party advances. Certain risks are associated with the Corporation’s business including the following:

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

Governmental Regulations; Uncertainty of Obtaining licenses

Racetrack establishment operations are subject to extensive federal, provincial and local regulations. Federal, provincial and the applicable local authorities will require various licenses, permits and approvals to be held by the Corporation and its management company. The local and federal authorities may, among other things, revoke a business license, or the license of any individual or registered entity.

The Corporation has not obtained any government licenses, permits and approvals necessary for the operation of the proposed pari-mutuel wagering activities. Business licenses and related approvals are generally deemed to be privileges under the law and no assurances can be given that any licenses, permits or approvals that may be required will be given or that existing ones will not be revoked. In particular, the Corporation’s Horsepower® World Pool racing system operations for Vancouver Thoroughbred Park will require various approvals from the applicable authorities, provincial and city government, and this approval process can be time consuming and costly with no assurance of success. Moreover, all of the Corporation’s projects are subject to risks from political and economic uncertainty, which are beyond the control of the Corporation. The application processes for securing business licenses are extremely complex and time consuming. Each project has specific requirements.

The laws, rules and regulations governing the Corporation’s proposed projects are subject to change and variation prior to the Corporation and its joint venture partners obtaining the required licenses. To a certain extent, the licensing process is a political process and the Corporation and its joint venture partners may face delays in obtaining licenses due to political changes or competing political interests.

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

In February, 2001, the Corporation through its subsidiaries, operated the Horsepower® World Pool pari-mutuel wagering system. In March, 2003, the Corporation made a strategic decision to offer the Horsepower® pari-mutuel wagering system and the Horsepower World Pool, exclusively through licensed, land based racetracks and licensed off track betting centres and to grant long term licenses to operate the Horsepower® pari-mutuel wagering system exclusively to authorized racetrack affiliates (“A.R.A.'S”) worldwide.

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
  Certain computer hardware and software for scaleable operation of multiuser wagering systems; and
  Investment in research and development related to pari-mutuel wagering systems and online payment processing systems.

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

The Corporation’s present business operations consist of the following projects to develop entertainment, racing and pari-mutuel wagering operations:

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

Vancouver Thoroughbred Park Racing Days, Licenses

The approval to operate the Vancouver Thoroughbred Park and policies related to pari-mutuel wagering activities are regulated by the Province of British Columbia. The Corporation must submit an application for business licenses required to operate the Vancouver Thoroughbred Park. The Corporation must also submit an application to the B.C. Government for authorization to conduct horse racing and to receive race dates for the racing seasons and apply to the B.C. Gaming Commission for approval to operate Horsepower® electronic horse racing at the Vancouver Thoroughbred Park. The operator of the Vancouver Thoroughbred Park must receive the approval of the Solicitor General before the required permits, licenses and race days will be issued for VTP. All requests for proposals relating to Hastings Park are expected by July, 2004.

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

The Corporation is in the preliminary stages of obtaining the regulatory and other approvals required to develop each of the Sungold® Projects. Some of the Corporation’s projects are in the development stage and currently produce no revenues. The Corporation’s projects are in the pari-mutuel wagering /entertainment industry and are subject to significant regulatory requirements.

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

Horsepower™ Project

During the fiscal year ending August 31, 2004, the Corporation anticipates that its plan of operation related to the Horsepower™ pari-mutuel wagering system will consist of, among other things, (i) preparing the Horsepower™ system for introduction at selected international racetracks; (ii) development of an advertising/sponsorship network focusing on mutual promotion to develop the Horsepower™ system and create awareness of the Corporation.

Set forth below is the Corporation’s anticipated operating budget for the Horsepower™ pari-mutuel wagering system for the fiscal year ending August 31, 2004.

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

C.                        RESEARCH AND DEVELOPMENT

The Corporation has not expended any funds over the last three years on "Research and Development" as that term is defined in the CICA Handbook. The Corporation has, however, expended the following amounts directly in connection with software development of the Horsepower® World Pool system over the past three years:

	Pre-development costs	Computer	Computer
Year	- Consulting and legal	Hardware	Software
2001	$ 41,884	$ 7,009	$ 349,481

2002	-	$ 3,112	$ 4,579

2003	-	-	$ 181,084

TOTAL	$ 41,884	$ 10,121	$ 535,144

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

Name of Optionees	Options	Exercise Price (US)	Expiration Date	Total Outstanding Options at August 31, 2003
Officers and Directors:
Kim N. Hart(1)	1,050,000	$0.06	February 28, 2006
	79,900	$0.085	March 05, 2006
	550,764	$0.08	January 04, 2007
	400,000	$0.0725	January 24, 2007	2,080,664
Donald R. Harris	300,000	$0.08	August 10, 2006
	108,000	$0.08	January 04, 2007	408,000
Anne Kennedy	272,000	$0.20	May 17, 2007	272,000
Walter Wolff	100,000	$0.15	February 16, 2006
	36,000	$0.08	January 04, 2007	136,000
Art Cowie	136,000	$0.11	January 15, 2007
	64,000	$0.05	May 27, 2008	200,000
Larry R. Simpson	200,000	$0.15	October 11, 2007	200,000
Dennis Hedtke	150,000	$0.05	May 28, 2008	150,000
Consultants:
Jeff Grant	100,000	$0.09	December 20, 2006	100,000
	36,000	$0.08	January 04, 2007	136,000
Robert Zeilke	300,000	$0.15	October 16, 2007	300,000
			Total	3,982,664
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

Identity of Persons or Group	Number of Shares Owned (1)	Percentage of Class
CDS & Co.	41,691,270	45.38%
Cede & Co. (2)	12,628,307	13.75%
Kim N. Hart(3) (4)	7,040,000	7.66%
Donald Harris(4)	5,892,207	6.4%
Total	67,251,784	73.19%

(1)	Based on 91,864,742 shares outstanding at January 31, 2004.
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

PART III

ITEM 13.            DEFAULTS, DIVIDEND ARREARAGES AND DELINQUINCIES

                             None.

ITEM 14.            MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

                             None.

ITEM 15.            CONTROLS AND PROCEDURES

As required by Rule 13a-15 under the United States Securities Exchange Act of 1934 (the “Exchange Act”), the Corporation carried out an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures as of August 31, 2003, being the date of the Corporation’s most recently completed fiscal year. This evaluation was carried out under the supervision and with the participation of the Corporation’s Chief Executive Officer and Chief Financial Officer, Art Cowie. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded the Corporation’s disclosure controls and procedures are effective in timely alerting management to material information relating to the Corporation required to be included in its periodic filings with the United States Securities and Exchange Commission.

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

ITEM 16C.          PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

The aggregate fees billed for the two most recently completed fiscal years ended August 31, 2003 for professional services rendered by the principal accountant for the audit of the Corporation’s annual financial statements and review of the financial statements included in the Corporation’s Annual Report on Form 20-F and services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for these fiscal periods were as follows:

	Year Ended August 31, 2003	Year Ended August 31, 2002
Audit Related Fees	$26,243	$27,862
Tax Fees	$2,200	$2,200
All Other Fees	$7,538	$8,089
Total	$35,981	$38,151

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

(a)

Financial Statements

Auditors’ Report

Consolidated Balance Sheets as at August 31, 2003 and 2002.

Consolidated Statements of Loss and Deficit for the years ended August 31, 2003, 2002, and 2001.

Consolidated Statements of Cash Flow for the years ended August 31, 2003, 2002, and 2001.

Notes to Consolidated Financial Statements.

(b)	Exhibits

Exhibit Number	Description
1.1	Certificate of Incorporation for 307198 B.C. Ltd. dated April 7, 1986.(1)
1.2	Certificate for 307198 B.C. Ltd. changing name to Fircrest Resources Ltd. dated July 2, 1986.(1)
1.3	Certificate for Fircrest Resources Ltd. changing name to NTC Capital Corporation dated October 30, 1991. (1)
1.4	Certificate of Change of Name for NTC Capital Corporation changing name to Sungold Gaming Inc. dated March 1, 1994.(1)
1.5	Certificate of Change of Name for Sungold Gaming Inc. changing name to Sungold Gaming International Ltd. dated May 26, 1997.(1)
1.6	Altered Memorandum of the Company dated February 22, 2002, effective June 13, 2002, amending share capital. (1)
1.7	Articles of Continuance. (1)
1.8	Bylaw No. 1 of the Corporation. (1)
4.1	Consulting Agreement between Sungold Gaming International Ltd. and Kim N. Hart dated May 1, 1998.(1)

Exhibit Number	Description
4.2	Consulting Agreement between Sungold Gaming International Ltd. and Anne Kennedy dated July 1, 1998.(1)
4.3	Consulting Agreement between Horsepower Network.com Inc. and Kim N. Hart dated May 1, 2000. (1)
4.4	Lease Agreement dated October 1, 2000 between the Corporation and Insignia Corporate Establishments (Nine) Inc.(1)
4.5	Agreement dated May 2, 2001 between the Corporation and Safespending Services Inc.(1)
4.6	Agreement dated May 2, 2001 between the Corporation and Jerome Nootebos.
4.7	Consulting Agreement between Horsepower Broadcasting Network (HBN) International ltd. and Larry Simpson dated October 11, 2002.(1)
4.8	Amendment to Consulting Agreement dated January 2, 2003, between the Corporation and Kim N. Hart. (1)
4.9	Amendment to Consulting Agreement dated January 2, 2003, between the Corporation and Anne Kennedy.(1)
4.10	Letter of Intent-Extension between TAC International Investments LLC and the Corporation dated September 30, 2003. (1)
4.11	Amendment to Consulting Agreement dated October 1, 2003, between the Corporation and Anne Kennedy.(1)
4.12	Amendment to Consulting Agreement dated October 1, 2003, between the Corporation and Kim N. Hart.(1)
4.13	Amendment to Consulting Agreement dated January 2, 2004, between the Corporation and Anne Kennedy. (1)
4.14	Amendment to Consulting Agreement dated January 2, 2004, between the Corporation and Kim N. Hart. (1)
4.15	Amendment to Consulting Agreement dated January 2, 2004, between Horsepower Broadcasting Network (HBN) International ltd. and Kim N. Hart. (1)
6	See Note 10 to the Corporation’s consolidated financial statements included in Item 17of this Form 20-F for information on how earnings per share information was calculated.
8	List of significant subsidiaries.
12.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
(1) Previously filed as an exhibit to the Corporation’s Annual Report on Form 20-F.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

SUNGOLD INTERNATIONAL HOLDINGS CORP.

Date: March 17, 2004	By:
/s/ Art Cowie
Art Cowie
President and Chief Executive Officer