Form 20-F
period 2004-08-31
SUNGOLD INTERNATIONAL HOLDINGS CORP
filed 2005-03-16
CIK 1073674

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED AUGUST 31, 2004

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

Not Applicable
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. COMMON SHARES: 103,364,740

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark which financial statement item the Registrant has elected to follow.

Item 17 ☒ Item 18 ☐

GENERAL

In this Annual Report on Form 20-F, all references to the “Corporation” or “Sungold” refer to Sungold International Holdings Corp. and its subsidiaries.

The Corporation uses the Canadian dollar as its reporting currency. All references in this document to “dollars” or “$” are expressed in Canadian dollars, unless otherwise indicated.

NOTE REGARDING FORWARD LOOKING STATEMENTS

This document contains statements that constitute “forward-looking statements”. Forward looking statements include the words “believes”, “anticipates”, “intends”, “expects”, “estimates”, “projects” and words of similar import, as well as all projections of future results. Such forward-looking statements involved known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements of the Corporation expressed or implied by such forward-looking statements. Such risks are discussed in Item 3D “Risk Factors.” The statements contained in Item 4B “Business Overview” and Item 5 “Operating and Financial Review and Prospects” are inherently subject to a variety of risks and uncertainties that could cause actual results, performance or achievements to differ significantly. You should carefully review the cautionary statements and risk factors contained herein and in other documents that the Corporation files from time to time with the Securities and Exchange Commission.

-i-

Part III

Item 17.	Financial Statements	57

Item 18.	Financial Statements	57

Item 19.	Exhibits	57

-ii-

ITEM 1.     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not Applicable.

ITEM 2.     OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.     KEY INFORMATION

A.     SELECTED FINANCIAL DATA

The following table presents selected consolidated financial data of the Corporation for the fiscal years 2000, 2001, 2002, 2003 and 2004. You should read this information in conjunction with the financial statements included elsewhere in this annual report. The Corporation’s financial statements have been audited by Loewen, Stronach & Co., Chartered Accountants, the Corporation’s independent accountants. The financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”). Note 10 to the Corporation’s financial statements provides a description of the principal differences between Canadian GAAP and United States Generally Accepted Accounting Principles (“US GAAP”), as they relate to the Corporation, and a reconciliation to US GAAP of the Corporation’s net income and stockholders’ equity.

All information provided in the Summary of Financial Information below is in Canadian dollars and has been compiled according to Canadian GAAP and reconciled with U.S. GAAP at Note 10 to the Financial Statements.

	2004	2003	2002	2001	2000
	(Cdn$)	(Cdn$)	(Cdn$)	(Cdn$)	(Cdn$)
OPERATING DATA:
Revenue(1)	-	1,317	19,457	12,430	6
General And
Administrative Expenses(1)	1,211,718	2,601,855	2,463,280	1,735,936	1,314,129
Net (Loss) from
Continuing Operations
- Canadian GAAP	(1,211,718)	(4,617,958)	(2,602,640)	(2,184,080)	(1,314,123)
- US GAAP	(1,274,878)	(2,601,415)	(2,472,205)	(2,051,962)	(1,956,433)
Net (Loss) Per Share(2)
- Canadian GAAP	(0.01)	(0.07)	(0.06)	(0.07)	(0.06)
- US GAAP	(0.01)	(0.04)	(0.05)	(0.06)	(0.08)

	2004	2003	2002	2001	2000
	(Cdn$)	(Cdn$)	(Cdn$)	(Cdn$)	(Cdn$)

Working Capital (Deficiency)	34,395	(157,799)	64,291	18,214	(39,093)
Total Assets
- Canadian GAAP	1,592,034	1,418,406	3,708,525	3,739,902	3,500,905
- US GAAP	766,880	656,364	940,209	845,677	462,464
Total Liabilities	210,030	209,881	351,687	168,434	136,688
Shareholders Equity
- Canadian GAAP	1,382,004	1,208,525	3,356,838	3,571,468	3,364,217
- US GAAP	556,850	446,483	588,522	677,243	325,776
Long-Term Obligations	0	17,253	36,676	52,724	-

Capital Stock(2)	103,364,740	79,871,209	50,121,209	34,454,543	22,175,743

Dividends Declared Per Share	-	-	-	-	-

(1)	Foreign exchange gain (losses) have been reclassified to form part of the general and administrative expenses from revenue.
(2)	As adjusted to reflect a 21 for 20 stock split effected on September 8, 2003.

CURRENCY AND EXCHANGE RATES

We prepare our financial statements in Canadian dollars. In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian dollars. The following tables set forth, for the periods and dates indicated, information concerning the exchange rates between U.S. dollars and Canadian dollars based on the noon rates of exchange as reported by the Bank of Canada, expressed in U.S. dollars per Canadian dollar. No representation is made that the Canadian dollar amounts, on the one hand, or the U.S. dollar amounts, on the other hand, referred to in this Annual Report could be or could have been converted in U.S. dollars or Canadian dollars, as the case may be, at any particular rate or at all.

Year Ended	Average(1)	High	Low	Period End
	(US$)	(US$)	(US$)	(US$)
August 31, 2000	0.6808	0.6973	0.6631	0.6793
August 31, 2001	0.6539	0.6787	0.6334	0.6461
August 31, 2002	0.6358	0.6618	0.6199	0.6415
August 31, 2003	0.6790	0.7495	0.6273	0.7220
August 31, 2004	0.7522	0.7879	0.7159	0.7595

Month	Average(2)	High	Low	Period End
	(US$)	(US$)	(US$)	(US$)
August 2004	0.7609	0.7714	0.7504	0.7595
September 2004	0.7782	0.7912	0.7652	0.7912
October 2004	0.7886	0.8199	0.7859	0.8192
November 2004	0.8321	0.8493	0.8150	0.8401
December 2004	0.8257	0.8433	0.8080	0.8308

Month	Average(2)	High	Low	Period End
	(US$)	(US$)	(US$)	(US$)
January 2005	0.8196	0.8342	0.8051	0.8078
February 2005	0.8044	0.8130	0.7958	0.8059

Notes:

(1)	The average of the noon buying rates on the last business day of each month during the period.
(2)	The average of the lowest and the highest noon buying rates during the month.

The noon rate of exchange on March 9, 2005 as reported by the United States Federal Reserve Bank of New York for the conversion of Canadian dollars into United States dollars was $1.20 ($1.00 = US$0.83) .

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

Limited History of Operations

The Corporation has a limited history of operations. The Corporation does not expect to receive any revenues from operations until the required approvals are received and the projects begin operations in a commercially profitable manner. There can be no assurance that any approvals will be obtained for the proposed projects, that the Corporation will obtain the required financing or that the Corporation or its strategic partners will be able to manage the Corporation’s proposed projects in commercially profitable manner.

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

Governmental Regulations; Uncertainty of Obtaining Licenses

Racetrack establishment operations are subject to extensive federal, provincial and local regulations. Federal, provincial, state and the applicable local authorities will require various licenses, permits and approvals to be held by the Corporation and its management company. The local and federal authorities may, among other things, revoke a business license, or the license of any individual or registered entity. The Corporation has not obtained any government licenses, permits and approvals necessary for the operation of the proposed pari-mutuel wagering activities. Business licenses and related approvals are generally deemed to be privileges under the law and no assurances can be given that any licenses, permits or approvals that may be required will be given or that existing ones will not be revoked. In particular, the Corporation’s Horsepower® World Pool racing system operations for Vancouver Thoroughbred Park will require various approvals from the applicable authorities, provincial and city government, and this approval process can be time consuming and costly with no assurance of success. Moreover, all of the Corporation’s projects are subject to risks from political and economic uncertainty, which are beyond the control of the Corporation. The application processes for securing business licenses are extremely complex and time consuming.

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

Need for Additional Financing to Fund Current Commitments

The Corporation anticipates it will need to raise approximately US$1,500,000 to meet its operating budget for the fiscal year ending August 31, 2005. The Corporation has not completed the financing to meet its operating budget through August 31, 2005. The Corporation requires further financings to continue its operations. If additional financing is not available at all or on acceptable terms, the Corporation may have to substantially reduce or cease its operations.

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

Dependence on Key Personnel

The Corporation’s success is highly dependent upon the performance of its key personnel and continued service of certain independent contractors. The Corporation currently has hired and contracted the services of professional providers for government consulting, environmental, construction, real estate, engineering, architectural and planning service and has consulting contracts with its key personnel. The Corporation does not maintain key-man life insurance. The loss of the services of senior management and/or key personnel could have a material and adverse effect on the Corporation, its business and results of operations.

Horse Racing Industry Risks

The Corporation’s projects are speculative by their nature and involve a high degree of risk. The thoroughbred horse racing industry is subject to a number of factors beyond the Corporation’s control including changes in economic conditions, industry competition, management risks, changes in racing products, variability in operating costs, changes in government and changes in regulatory authorities’ rules and regulations, the occurrence of which could materially adversely affect the Corporation’s business operations.

Real Property Ownership Risks

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

Delays in Completion of Construction Projects

The Corporation anticipates that it will derive growth in revenues from its Horsepower® World Pool racetrack program. The Corporation is subject to a number of risks relating to delays in obtaining a long term lease for the racetrack and grandstands at Hastings Park in Vancouver, British Columbia, and delays to its plans to renovate the Hastings Park facility in conjunction with the construction of a one mile thoroughbred training centre in Richmond and completing construction facilities housing such projects. Such risks include the unavailability of materials and labour, the abilities of the sub-contractors to complete work competently and on schedule, the surface and subsurface conditions of the land underlying the project, weather, economic and other ordinary risks of construction or other occurrences that may hinder or delay the successful completion of a particular project and the revenues from operating the Vancouver racetrack. Many of these factors are beyond the control of the Corporation.

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

Government Construction Regulations and Environmental Matters

The Corporation’s participation in its planned projects may be subject to a variety of statutes and rules regulating certain environmental and developmental matters, as well as building design and site design. In particular, the Corporation may be required to obtain the approval of numerous governmental authorities regulating such matters as permitted land uses, levels of density and the installation of utility services such as electricity, water and waste disposal. In addition, development fees, some of which may be substantial, are typically imposed by municipal authorities to defray the cost of providing certain governmental services and public improvements. The amount of such charges cannot always reliably be predicted and may arise after lands are acquired. The Corporation may also be required to obtain numerous government approvals and permits before it can commence construction of projects and obtaining such approvals and permits can require substantial expense, time and risk. The Corporation’s participation in its planned projects may be subject to additional costs or delays or may be precluded entirely from building its projects because of “no growth” or “slow growth” initiatives, building permit allocation ordinances, building moratoriums or similar government regulations that could be imposed in the future due to unforeseen health, safety, welfare or environmental concerns. Environmental regulations can also have an adverse impact on the availability and price of certain raw materials such as lumber.

Low-Priced Stocks are Subject to Greater Disclosure Requirements

The Securities and Exchange Commission adopted rules (“Penny Stock Rules”) that regulate broker-dealer practices in connection with transactions in penny stocks. The Common Shares of the Corporation fall within the Commission’s definition of a penny stock. The closing price of the Corporation’s shares on March 8, 2005 was US$0.08. Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current prices and volume information with respect to transactions in such securities is provided by the exchange or system). The Penny Stock Rules require a broker-dealer, prior to effecting a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prepared by the Securities and Exchange Commission that provides information about penny stocks and the nature and level or risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer’s account. The bid and offer quotations, and the broker-dealer and salesperson compensation information must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation. In addition, the Penny Stock Rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must receive the purchaser’s written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that is subject to the Penny Stock Rules, shareholders may find it more difficult to sell their shares.

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

The Corporation’s Audited Financial Statements Contain a Note about the Corporation’s Ability to Continue as a Going Concern

The Corporation’s financial statements have been prepared on the basis of accounting principles applicable to a going concern. As of August 31, 2004 the Corporation had an accumulated deficit of $18,629,484, which if prepared under U.S. GAAP would have been an accumulated deficit of US$24,179,064. The Corporation continues to incur operating losses, including losses of $1,211,718 during the fiscal year ended August 31, 2004 ($4,617,958 in 2003, and $2,602,640 in 2002). The Corporation’s ability to continue as a going concern and the recoverability of the amounts shown for predevelopment costs is primarily dependant on the ability of the Corporation to operate the Horsepower World Pool profitably in the future. The Corporation plans to meet anticipated financing needs in connection with its obligations by the exercise of stock options, share purchase warrants and through private placements, public offerings or joint venture participation by others. Failure to continue as a going concern would require a restatement of assets and liabilities on a liquidation basis, which would differ materially from the going concern basis on which the Corporation’s financial statements were prepared. Under U.S. GAAP, the auditor’s report on the consolidated financial statements contains an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on a company’s ability to continue as a going concern such as those described in Note 1 to the financial statements.

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

Name and Incorporation History

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

Offices

The Corporation’s head office is located at 500 Park Place, 666 Burrard Street, Vancouver, British Columbia, Canada V6C 3P6 (Tel: 604-669-9580). The Corporation’s registered office is located at Suite 1880, Royal Centre, 1055 West Georgia Street, Box 11122, Vancouver, British Columbia, Canada V6E 3P3 (Tel: 604-687-5792).

History and Development of the Corporation

The Corporation is a development stage company focused on the development of property for horse racing, internet payment systems, and pari-mutuel, virtual, horseracing entertainment software. From 1988 to 1993, the Corporation was engaged in the mineral exploration business. Beginning in 1993, the Corporation decided to refocus its principal business and concentrate its resources on developing property for horse racing and entertainment.

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

The Corporation entered into a letter of intent dated December 8, 1997, which was subsequently amended and extended, with TAC International Investments LLC (“TAC”), a private investment company, regarding Richmond Thoroughbred Training Centre. Pursuant to the TAC letter of intent, if the Corporation receives authorization to develop the complex from the City of Richmond and the Province of British Columbia prior to October 1, 2005, TAC agrees to purchase six million common treasury shares of the Corporation at US $4.00 per share by way of private placement.

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

In February, 2001, the Corporation through its subsidiaries, operated the Horsepower® World Pool pari-mutuel wagering system. In March 2003 the Corporation made a strategic decision to offer the Horsepower® pari-mutuel wagering system and the Horsepower World Pool, exclusively through licensed, land based racetracks and licensed off track betting centres and to grant long term licenses to operate the Horsepower pari-mutuel wagering system exclusively to authorized racetrack affiliates (“A.R.A.'S”) worldwide.

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

Recent Corporate Developments

Since August 31, 2003 Sungold has experienced the following significant developments:

1.
The Corporation’s wholly owned subsidiary Horsepower Broadcasting Network (HBN) International Ltd. (“HBN”) entered into five year non-exclusive and non-transferable license agreements for the use of HBN’s Horsepower™ pari-mutuel wagering based virtual horse racing game and certain maintenance and support services in relation to the operation and installation of the Horsepower™ system, with the following licensees the (“Licensees”):

	(a)	Pompano Park Racing, the license agreement was entered into in March, 2004.
	(b)	Manitoba Jockey Club Inc, the license agreement was entered into in April, 2004.
	(c)	Truro Raceway, the license agreement was entered into in May, 2004.
	(d)	Invereness Raceway, the license agreement was entered into in August, 2004.
	(e)	Fredericton Exhibition Limited, the license agreement was entered into in September, 2004.
	(f)	Buffalo Trotting Association, the license agreement was entered into in November, 2004.
	(g)	Flagler Greyhound Track, the license agreement was entered into in November, 2004.

In consideration of the grant of license each Licensee agreed to pay 86% of the net revenue received by the Licensee from customers playing the Horsepower™ game. Each of the license agreements is subject to termination in the event that: (i) the Licensee fails to make any required payments under the agreement, (ii) the Licensee breaches any of its covenants or commits a breach of its obligations under the agreement that are not cured within 20 days written notice to the Licensee.

2.
During the year the Corporation signed a $275,825 software development agreement with a consulting company for its Horsepower™ program. The owner of the consulting company is Jeff Grant, the Chief Technical Officer of HBN. See “Item 7. Major Shareholder And Related Party Transactions”.

3.
In July 2004, the Corporation obtained an option to purchase 126 acres of land southwest of No. 8 Road and Westminster Highway in Richmond, BC, Canada for the purpose of developing a horse training complex, subject to approval of all zoning and regulatory authorities. The agreement gave the Corporation the option to purchase the Westminster Property for $10,500,000 until January 2, 2005. The option expired on January 2, 2005. The Corporation continues to be interested in pursuing this project and may seek to acquire a new option on the Westminster Property or other suitable property. See “Item 4. Information On The Company - Business Overview”.

4.
In July 2004, the Corporation renegotiated to extend the agreement with TAC International Investments LLC (“TAC”) which is interested in both the Vancouver one-mile racecourse and the Corporation’s Richmond Equine Training Center project. The agreement sets out the intention of both parties that upon the Corporation receiving the appropriate permission from the Cities of Vancouver and of Richmond, British Columbia and from the Province of British Columbia to develop the project, the interested party would purchase 6 million common treasury shares of Sungold at a price of US$4.00 per share. The agreement was extended to October 1, 2005. In the event that the Corporation does not complete the financing with TAC, the Corporation will require additional financing in order to proceed with its Vancouver Thoroughbred Park (“VTP”) proposal. As at August 31, 2004, the Corporation expended $12,919 in direct costs on the VTP project. See “Item 4. Information On The Company - Business Overview”.

5.
In the past twelve months the Corporation undertook various initiatives to streamline its operations, activities and strategies to reduce its costs. The primary focus of these activities in 2004 was to reposition Sungold from a financial perspective. The Corporation was able to reduce its operating expenses from $2,601,855 in fiscal 2003 to $1,211,718 in 2004.

6.
As part of the Corporation’s decision to streamline and restructuring its operations the Corporation dissolved its wholly owned inactive subsidiary Horsepower Broadcasting Network Inc., in January, 2005.

7.
As part of the Corporation’s corporate restructuring during the past twelve months, the Corporation appointed Larry Simpson as Chief Executive Officer and President of Horsepower Broadcasting Network (HBN) International Ltd. and Roy Woodbridge has been appointed to the Corporation’s board following the Corporation’s 2005 annual meeting of shareholders. See “Item 6. Directors, Senior Management and Employees”.

For fiscal 2005 management is considering, as part of the Corporation’s business plan, making further fundamental changes to Sungold’s business strategies including, but not limited to, focusing on the Corporation’s Horsepower® World Pool Wagering System, selling assets or subsidiaries, pursuing a revised business focus, further reducing the Corporation’s level of business activity, discontinuing certain of the Corporation’s current projects or making other significant changes.

The Corporation’s principal capital expenditures currently in progress consist of:

  The Horsepower® based racing system, source codes, patent, trademarks and worldwide licence;

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

During the three year period ended August 31, 2004, the Corporation financed its operations by selling 64,916,666 in equity securities either for cash or in settlement of debt. In the same three year period, the Corporation spent $284,684 in acquisition of capital assets, $107,166 in direct costs and $3,720,816 in indirect overhead and administrative costs, for a total of $4,112,666 spent on development expenditures related to its entertainment projects, including approximately $284,684 in capital assets, $107,166 in direct costs for a total of approximately $391,850 on its current projects to August 31, 2004. See “Business Overview” below.

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

The Corporation’s present business operations consist of the following projects to develop entertainment, racing and pari-mutuel wagering operations:

1.     HORSEPOWER BROADCASTING NETWORK (HBN) INTERNATIONAL LTD.

The Corporation controls the international rights, title and interest in the Horsepower® World Pool, random, virtual horserace and pari-mutuel based wagering system. The Horsepower® World Pool Wagering System (“Horsepower®”) operates through licensed, racetrack operators by Horsepower Broadcasting International (HBN) Ltd., a subsidiary company 100% owned and controlled by the Corporation. Horsepower® is a computer generated horse racing jackpot system, which is viewed in real time worldwide. Players can win small prizes or multimillion-dollar jackpots from a $1 base wager.

The Corporation believes that due to the state of the overall worldwide lottery market including the many racetrack facilities worldwide, there are many opportunities for the Corporation to offer Horsepower® as a pari-mutuel wager worldwide. The market for Horsepower® includes racetracks and off track betting facilities worldwide that potentially can offer the Horsepower World Pool as a pari-mutuel wager.

The Corporation owns the exclusive perpetual right and license to market its Horsepower® proprietary system, commercial sponsorships, advertising and other promotional materials in connection with the use of the technology. This includes the rights to all intellectual property including copyrights, patents and trademarks.

During the most recently completed fiscal year, the Corporation assisted its wholly owned subsidiary HBN to develop the Horsepower® system for worldwide racetrack introduction. HBN has added a Chinese wagering format for racetrack applications of the Horsepower® system.

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

The Corporation has entered into a letter of intent with TAC which may provide the Corporation with US$24,000,000 in financing for racecourse development in British Columbia. The letter of intent between the Corporation and TAC grants TAC an option to purchase six million shares of the Corporation’s common stock for $4 US per share until October 1, 2005. In the event that the Corporation does not complete the financing with TAC, the Corporation will require additional financing in order to proceed with its VTP proposal. As at August 31, 2004, the Corporation expended $12,919 in direct costs on the VTP project.

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

TAC’s agreement to purchase the six million common shares of the Corporation expires on October 1, 2005, unless extended by the parties. There can be no assurance that the City of Vancouver or the Province of British Columbia will provide the approval needed to operate the Vancouver Thoroughbred Park before October 1, 2005, if at all, or that TAC will purchase the Corporation’s treasury shares in the private placement as agreed. If such private placement is completed, there can be no assurance that the funds will be sufficient to complete the Vancouver Thoroughbred Park. If the Corporation is unable to obtain the required approval or financing required to complete the project, the Corporation may abandon its plans to operate the Vancouver Thoroughbred Park.

Summary of Governmental Regulation of the Vancouver Thoroughbred Park

The process for obtaining regulatory approval for the Vancouver Thoroughbred Park is complex and time consuming. In the future, the federal, and provincial legislature may pass legislation that may place additional regulatory requirements on the Corporation’s plans to develop or operate the Vancouver Thoroughbred Park.

2.     RICHMOND EQUINE TRAINING CENTRE “RETC”

In July 2004, the Corporation obtained an option to purchase 126 acres of land southwest of No. 8 Road and Westminster Highway in Richmond, BC, Canada (the “Westminster Property”) for the purpose of developing a horse training complex, subject to approval of all zoning and regulatory authorities (the Richmond Equine Training Center”). The agreement gave the Corporation the option to purchase the Westminster Property for $10,500,000 until January 2, 2005. The option expired on January 2, 2005. The Corporation continues to be interested in pursuing this project and may seek to acquire a new option on the Westminster Property or other suitable property.

In July 2004, the Corporation renegotiated to extend the agreement with a TAC International Investments LLC (“TAC”) which is interested in both the Vancouver one-mile racecourse and the Corporation’s Richmond Equine Training Center project. The agreement sets out the intention of both parties that upon the Corporation receiving the appropriate permission from the Cities of Vancouver and of Richmond, British Columbia and from the Province of British Columbia to develop the project, the interested party would purchase 6 million common treasury shares of Sungold at a price of US$4.00 per share. The agreement was extended to October 1, 2005.

Status of Richmond Equine Training Centre

The Corporation has undertaken extensive activities related to the development and obtaining regulatory approval for its Richmond Equine Training Centre. Below is an outline of the activities undertaken by the Corporation and the status of Richmond Equine Training Centre as of the date of this annual report.

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

The regulatory approval process is complex, time consuming and expensive. There can be no assurance that the Corporation will obtain the required financing, appropriate authorization, approval and permits to develop Richmond Equine Training Centre in a timely manner or that the Corporation will successfully develop and construct Richmond Equine Training Centre. TAC’s agreement to purchase the six million common shares of the Corporation to partially fund Richmond Equine Training Centre expires on October 1, 2005, unless extended by the parties. There can be no assurance that the Province of British Columbia will provide the approval needed to complete development of Richmond Equine Training Centre before October 1, 2005, if at all. If such private placement is completed, there can be no assurance that the Corporation will secure additional funds required to complete Richmond Equine Training Centre. Except for the TAC Letter of Intent, the Corporation has no other agreements related to the financing for the Richmond Equine Training Centre. If the Corporation is unable to obtain the required approval or financing required to complete the project, the Corporation may abandon its plans to complete the Richmond Equine Park Training Center.

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

The Corporation is in the preliminary stages of obtaining the regulatory and other approvals required to develop each of the Sungold® Projects. All of the Corporation’s projects are in the development stage and currently produce no revenues. The Corporation’s projects are in the pari-mutuel wagering/entertainment industry and are subject to significant regulatory requirements.

There can be no assurance that the Corporation will successfully develop all of the Projects currently under development or that such projects, if developed, will generate any revenues or profits from operations.

The Corporation anticipates it will need to raise approximately US$1,500,000 during the fiscal year ending August 31, 2005 to meet its minimum projected expenditures for such period. See “Description of Business - Plan of Operation.” There can be no assurance that the Corporation will successfully obtain such financing on acceptable terms.

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

PLAN OF OPERATION

The Corporation’s plan of operation is based on information provided in the reports of its consultants and the decisions of management. Set out below is a summary of the Corporation’s Plan of Operation and operating budget (in US Dollars) for each of the Corporation’s projects and for administration and marketing for the fiscal year ending August 31, 2005.

Richmond Thoroughbred Training Centre

The Corporation does not anticipate that the construction of the Richmond Thoroughbred Training Centre facilities will begin until after October, 2005, subject to the Corporation’s ability to: (i) rezone the Gilmore Land and the Fraser River Land, (ii) obtain regulatory approval for the project, and (iii) obtain additional financing for the project. Other factors which may affect the construction of the project are the projected cost of the project, economic conditions and other conditions that may affect regulatory approval of the Richmond Thoroughbred Training Centre. See “Risk Factors.” The Corporation believes that a majority of its activities on the Richmond Thoroughbred Training Centre during the remainder of the fiscal year ending August 31, 2005 will be related to pre-development activities and obtaining regulatory approval for the project. There can be no assurance that the Corporation will receive regulatory approval for the Richmond Thoroughbred Training Centre.

Set forth below is the Corporation’s anticipated operating budget for the Richmond Thoroughbred Training Centre for the fiscal year ending August 31, 2005.

Richmond Thoroughbred Training Centre

Option Payments	US$4,000
Legal	US$2,000
Total:	US $6,000

Horsepower™ Project

During the fiscal year ending August 31, 2005, the Corporation anticipates that its plan of operation related to the Horsepower™ pari-mutuel wagering system will consist of, among other things, (i) preparing the Horsepower™ system for introduction at selected international racetracks; (ii) development of an advertising/sponsorship network focusing on mutual promotion to develop the Horsepower™ system and create awareness of the Corporation.

Set forth below is the Corporation’s anticipated operating budget for the Horsepower™ pari-mutuel wagering system for the fiscal year ending August 31, 2005.

Horsepower™ System

Operating Expenses	US$
Legal	$ 20,000
Software Development	150,000
Hardware Systems	50,000
System Management	100,000
Advertising/Marketing	125,000
Total Horsepower™ System:	US$445,000

Vancouver Thoroughbred Park

The Corporation’s operating budget for the financial year ending August 31, 2005 with respect to the Vancouver Thoroughbred Park is as follows:

Consulting Fees	US$15,000
Total Thoroughbred Park	US$15,000

Set forth below are the Corporation’s estimated operating budgets for administrative and marketing expenses for the fiscal year ending August 31, 2005:

Administration Expenses	US($)
Office/Telephone/Supplies	$10,000
Insurance	$10,000
Office Rent Services	$50,000
Legal/Audit/Trust Corporation	$150,000
Management Fees	$50,000
Consulting Fees	$300,000
Travel/Entertainment	$100,000
Contingency	$164,000
Total Administration Expenses	$834,000

Marketing Expenses	$200,000

TOTAL OPERATING BUDGET:	US$1,500,000

The Corporation’s total operating budget for the fiscal year ending August 31, 2005 is estimated to be approximately US$1,500,000. There can be no assurance that the Corporation’s actual expenditures for the fiscal year ending August 31, 2005 will not exceed the Corporation’s estimated operating budgets. Actual expenditures will depend on a number of factors, some of which are beyond the control of the Corporation, including, among other things, timing of regulatory approval of its projects, the availability of financing on acceptable terms, reliability of the assumptions of management in estimating cost and timing, certain economic and political factors, the time expended by consultants and professionals and fees associated with applications related to the Corporation’s projects. If the actual expenditures for such costs exceed the estimated costs or if events occur that require additional expenditures, the Corporation will be required to raise additional financing or to defer certain expenditures to meet other obligations. The failure to meet certain expenditures may cause the Corporation to default on material obligations and such default may have a material adverse effect on the Corporation’s business and results of operations.

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

The Corporation dissolved its wholly owned subsidiary Horsepower Broadcasting Network Inc. in January, 2005.

D.     PROPERTY PLANTS AND EQUIPMENT

The Corporation’s corporate headquarters are located in Vancouver, British Columbia. The Corporation leases corporate office space at an annual rent of approximately $21,000, which includes rent, secretarial services, two offices and the shared use of boardrooms. The Corporation has 27 months remaining on its current office lease. Management believes these offices are adequate for its needs and that the rates are comparable with market rates.

ITEM 5.     OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following should be read in conjunction with the Corporation’s financial statements, forming a part of this document, including note 10 to the annual financial statements which provides a reconciliation between US GAAP and Canadian GAAP.

Critical Accounting Policies

The Corporation’s financial statements are prepared in conformity with Canadian generally accepted accounting principles, which require management to make estimates and assumptions which can affect the reported balances. In determining estimates of net recoverable amounts and net realizable values, or whether there has been a permanent impairment in value, for, pre-paid and deposits, pre-development costs and equipment, patent rights and other assets, the Corporation relies on assumptions regarding applicable industry performance and prospects, as well as general business and economic conditions that prevail and are expected to prevail. Assumptions underlying asset valuations are limited by the availability of reliable comparable data and the uncertainty of predictions concerning future events.

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

Commitments and Contingencies

The Corporation’s activities are subject to various governmental laws and regulations relating to horse racing, virtual horse racing, copyrights, trademarks and patents. These regulations are continually changing. The Corporation believes its activities comply in all material respects with all applicable laws and regulations.

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

Pre-development costs

The Corporation is in the development stage and capitalizes all costs related to its pre-development projects in accordance with Accounting Guideline No. 11, “Enterprises in the Development Stage”, issued by the Canadian Institute of Chartered Accountants. These costs will be amortized on the basis of revenue generated in relation to the project following commencement of operations. When management decides a project is to be abandoned, costs of the abandoned project are written off to operations. As the date of this annual report, there were no projects which commenced operations.

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

The Corporation has funded its business operations, working capital and business development by the issuance of share capital under private placements and by the exercise of accompanying warrants and stock options in the aggregate amount of $15,717,808 for cash and $1,967,758 for debt settlement since inception.

As of August 31, 2004, the Corporation had $185,657 cash, $58,768 in prepaid expenses and $200,334 in accounts payable. As at August 31, 2003, the Corporation had $47,928 cash on hand, $4,154 in prepaid expenses and $175,238 in accounts payable.

The Corporation's net losses for the fiscal years ended 2004 and 2003 were $1,211,718 and $4,617,958 respectively.

A.     OPERATING RESULTS

The following is a summary of selected financial data for the Corporation for its last three completed financial years.

		Year ended
	August 31,	August 31,	August 31,
	2004	2003	2002
Revenue(1)	$Nil	$1,317	$19,457
Net Income (Loss)	($1,211,718)	($4,617,958)	($2,602,097)
Earnings (Loss) Per Share	($0.0131)	($0.0680)	($0.0560)
Net Income (Loss) US GAAP	($1,274,878)	($2,601,415)	($2,472,205)
EPS (Loss) US GAAP	($0.0138)	($0.0383)	($0.0533)
Dividends Per Share	$Nil	$Nil	$Nil
Dividends Per Share (US GAAP)	$Nil	$Nil	$Nil
Weighted Average Number of Shares(2)	92,239,057	67,894,398	46,403,429
Working Capital	$34,395	($157,799)	$64,291
Pre-development costs	$825,154	$762,042	$2,768,316
Long Term Debt	$Nil	$17,253	$36,676
Long Term Debt (US GAAP)	$Nil	$17,253	$36,676
Shareholder’s Equity	$1,382,004	$1,208,525	$3,356,838
Total Assets	$1,592,034	$1,418,406	$3,708,525
Total Assets (US GAAP)	$766,880	$656,364	$940,209

Notes

(1)	Foreign exchange gain (losses) have been reclassified to form part of the general and administrative expenses from revenue.
(2)	As adjusted to reflect a 21 for 20 stock split effected on September 8, 2003.

Year Ended August 31, 2004 Compared to August 31, 2003

Revenues. The Corporation had no revenue from operation during fiscal 2004 compared to $1,317 during the same period in 2003 and a foreign exchange gain of $48 compared to a loss of $10,269 for 2003.

Operating Expenses. Operating expenses for fiscal 2004 decreased to $1,211,718 compared to $2,601,855 for fiscal 2003, primarily due the Corporation being in a period of retrenchment and restructuring administration and management which resulted in reduced management and consulting fees.

Financing Expenditures. During the year ended August 31, 2004, the Corporation issued 19,500,000 private placement units to settle $1,385,197 of debts. Proceeds from the exercise of share purchase warrants, incentive share purchase options and private placements totaled $Nil in fiscal 2004 compared to $1,835,162 in fiscal 2003.

Pre-development Expenditures. Overall the pre-development expenditures and investments capitalized under Canadian GAAP for the year ended August 31, 2004 were increased by $63,112, as compared to a decrease of $2,006,274 in 2003, which includes the impairment write-off of $2,017,420 in 2003. The Vancouver Thoroughbred Park/Richmond Equine Training Centre project pre-development expenditures for fiscal 2004 were $12,919 and the Safespending® project pre-development expenditures for fiscal year 2004 were $30,073. The Horsepower® software development project pre-development expenses for fiscal 2004 were $20,120.

Professional and consulting expenditures for fiscal 2004 were $488,500 compared to expenses of $547,829 in fiscal 2003. Investor relations fees decreased to $35,192 in fiscal 2004 from $214,843 in fiscal 2003. Office expenses decreased to $59,673 in fiscal 2004 from $164,044 in fiscal 2003.

Management Fees. In fiscal years 2004 and 2003, the Corporation had agreements with two consultants providing full time administration and management services and agreements with ten other consultants providing services such as internet consulting, marketing and corporate development. Management fees for the two agreements respecting management services during the year ended August 31, 2004 were $58,353 compared to $286,603 in 2003. Fees for internet services in fiscal 2004 were $23,831 compared to $184,249 in 2003.

Net Loss. The Corporation had a net loss of $1,211,718 for fiscal 2004 which was largely due to the Corporation being in a period of retrenchment and restructuring administration and management, compared to net loss of $4,617,958 for fiscal 2003 which was primarily due to a one time impairment write down of $2,017,420 primarily related to the Gun Lake project. The $0.01 loss per share for fiscal 2004 compares to $0.07 loss per share for fiscal 2003 and reflects the Corporation's net loss in the 2003 and 2004 fiscal years under Canadian GAAP.

As the Corporation's only revenue-producing technology Horsepower® pari-mutuel wagering system is in the early startup stage, income from operation is not material at this point. However, the Corporation anticipates that the system will continue to develop more revenues as the HBN World Pool Racetrack Program becomes operational.

The Corporation’s “The Horsepower World Pool Jackpot Program” has attracted new Authorized Racetrack Affiliates (A.R.A.’s) under five year exclusive agreements with the following Racetracks; Pompano Park in Florida, Assiniboia Downs in Manitoba, Fredericton Raceway in New Brunswick, Buffalo Raceway in New York, Flagler Greyhound Track in Miami, Florida, and both Truro Raceway and Inverness in Nova Scotia. In 2004, interest has developed in the Horsepower A.R.A. opportunity in dozens of jurisdictions within North America and the Caribbean. In 2005, the Corporation plans to sign up new A.R.A.’s within North America, the Caribbean and overseas.

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

In November 2002, the option to purchase 227 acres in Richmond, British Columbia, Canada for the purpose of developing a horse training complex expired, and the Corporation did not obtain a new option to purchase 100 acres on the same property. Consequently, the Corporation wrote-off all deferred expenditures that were related directly to the option property in 2003.

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

B.     LIQUIDITY AND CAPITAL RESOURCES

As at August 31, 2004, the Corporation had the following cash:

Cdn Account	$92,958
US Account (expressed in CDN$)	$92,699

TOTAL:	$185,657

The Corporation has a planned operating budget of US$1,500,000 for the fiscal year ended August 31, 2005. The Corporation currently does not have sufficient funds to fund its operations through the fiscal year ended August 31, 2005, and will be required to raise additional funds from, operations or through equity or debt financing. The Corporation anticipates it will raise funds to meet its planned operating budget through private placements of equity and debt financing.

There can be no assurance that the Corporation's actual expenditures for the fiscal year ending August 31, 2005 will not exceed the Corporation's estimated operating budget. If the actual expenditures for such cost exceed the estimated costs or if events occur that require additional expenditures, the Corporation will be required to raise additional financing or to defer expenditures to meet other obligations. The failure to meet certain expenditures may cause the Corporation to default on material obligations and such default may have a material adverse effect on the Corporation's business and results of operations. If the Corporation is unable to obtain additional financing on acceptable terms, the Corporation will be unable to meet its obligations and the Corporation may be forced to abandon its interest in some of its projects and write off its investment.

The following is a summary of the Corporation’s financing activities during the fiscal years ending August 31, 2004, 2003 and 2002:

1.
During the year ended August 31, 2004, the Corporation issued 19,500,000 common shares pursuant to private placements to settle $1,385,197 of debts owed by the Corporation. The exercise of share purchase warrants, and the exercise of incentive share purchase options for cash was $Nil. Also, on September 8, 2003 the Corporation issued 3,993,531 common shares pursuant to 21 for 20 stock split.

2.
During the year ended August 31, 2003, the Corporation issued 29,750,000 common shares pursuant to private placements, the exercise of share purchase warrants, and the exercise of incentive share purchase options for proceeds of $1,835,162 cash and to settle $582,561 of debts owed by the Corporation.

3.
During the year ended August 31, 2002, the Corporation issued 15,666,666 common shares pursuant to private placements, the exercise of incentive share purchase options and the exercise of share purchase warrants for proceeds of $2,388,010.

While the Corporation has been successful in raising the necessary funds in the past, there can be no assurance it can continue to do so. If such funds cannot be secured, the Corporation may be forced to curtail some of its development efforts to a level for which funding can be secured through new investment or joint venturing. If the Corporation cannot raise or arrange to obtain the cash requirements necessary to meet its minimum obligations for the Richmond Equine Training Centre, the Vancouver Thoroughbred Park and the SafeSpending® Project, some of its projects may be forfeited. The Corporation believes its minimum financial obligations during the fiscal year ending August 31, 2005 will be approximately US$1,500,000. The Corporation anticipates it will finance the Richmond Equine Training Centre by issuing six million common shares to TAC for US$4.00 per share pursuant to a letter of intent. The Corporation has TAC's commitment to purchase six million shares of the Corporation under the TAC letter of intent for US$24 million. The Corporation has not obtained any firm commitment to finance the Richmond Equine Training Centre. There can be no assurance that such financing will be obtained on acceptable terms. In 2004, the Corporation financed the Horsepower® World Pool system with equity financing. The Corporation anticipates it will finance the Horsepower® World Pool system and the SafeSpending® Project primarily through revenues from the Horsepower® World Pool system.

The Corporation does not currently have adequate funds available to finance its operations through August 31, 2005. The Corporation intends finance its operations through additional equity financings of its shares.

The Corporation's liquidity depends largely on the established financing capabilities of its principals and on its ability to access the capital markets or to enter into joint venture agreements. Although the Corporation has no plans to acquire additional projects or to explore new opportunities in fiscal 2005, the Corporation may enter into arrangements to do so if management determines that such projects are economically viable and in the best interest of the Corporation's shareholders. Such acquisition may affect the Corporation's ability to access the capital markets or to enlist new joint venture partners. The Corporation does not know of any other trends, demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, the Corporation's liquidity either materially increasing or decreasing at present or in the foreseeable future.

The Corporation relies on private placements, investment by related parties and revenues from the licensing Horsepower Racetrack World Pool system for the working capital necessary for its operations. It is anticipated that financings will continue to be achieved through these means as well as through potential joint ventures. The Corporation has received expressions of interest from both private and public investors. There can be no guarantee that the expressions of interest will be sufficient to fund the Corporation's projects.

As at August 31, 2004, the Corporation has no obligations under its capital lease. The Corporation repaid its the obligation under capital leases for two computer hardware leases in February 2004. The Corporation does not have any material commitments for capital expenditures.

C.     RESEARCH AND DEVELOPMENT

The Corporation has not expended any funds over the last three years on "Research and Development" as that term is defined in the CICA Handbook. The Corporation has, however, expended the following amounts directly in connection with software development of the Horsepower® World Pool system over the past three years:

	Pre-development costs	Computer	Computer
Year	- Consulting and legal	Hardware	Software

2002	-	$3,112	$4,579
2003	-	-	$181,084
2004	$20,120	-	$69,580
TOTAL	$20,120	$3,112	$255,243

The Corporation continues to be in the development stage of its operations. Consequently a significant amount of the Corporation's expenditures have been related to software development. The Corporation's plans for its software research and development expenditures for fiscal 2005 will represent a decreasing percentage of the Corporation's budget as advertising and marketing Horsepower® system are expected to begin generating revenues for the Corporation.

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

E.     OFF-BALANCE SHEET ARRANGEMENTS

As at the date of this annual report the Corporation does not have any off-balance sheet arrangements.

F.     TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

As of the date of the balance sheet for the Corporation’s last fiscal year end contained in this Form 20-F, the Corporation’s known contractual obligations identified in the following table are:

Payments Due by Period

Contractual Obligations	Total	Less than	1- 3 years	3 -5 years	More than
		1 year			5 years
Long-Term Debt Obligations	-	-	-	-	-
Capital (Finance) Lease Obligations(1)	-	-	-	-	-
Operating Lease Obligations(2)	46,800	20,550	26,250	-	-
Purchase Obligations	-	-	-	-	-
Other Long-Term Liabilities reflected	-	-	-	-	-
on the Corporation’s Balance Sheet
under Canadian GAAP
Total	46,800	20,550	26,250	-	-

(1)	As of February 27, 2004 the Corporation repaid the outstanding balance of its two existing capital leases.
(2)	Operating lease obligations represent leases on the Corporation’s current offices to November, 2006.

G.     SAFE HARBOR

The safe harbor provided in Section 27A of the Securities Act and Section 21E of the Exchange Act applies to forward-looking information provided pursuant to Item 5.E and F above.

ITEM 6.     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.     DIRECTORS AND SENIOR MANAGEMENT

All of the directors of the Corporation are elected annually by the shareholders and hold office until the next annual general meeting of shareholders or until their successors are duly elected and qualified, unless they sooner resign or cease to be directors in accordance with the Corporation’s bylaws. The Corporation’s last annual general meeting was held on March 4, 2005. The Corporation’s executive officers are appointed by and serve at the pleasure of the Board of Directors.

As of March 9, 2005, the following persons are directors and/or executive officers of the Corporation:

		Number of Common
Name	Position with the Corporation	Shares Owned

Art Cowie(1) (2) (3)	Director and President	1,356,900
Donald R. Harris	Director and Chairman	6,562,851
Roy Woodbridge(1)	Director	332,350
Dennis Hedtke(1) (2)	Director and Corporate Secretary	2,027,182

(1)	Member of the Corporation’s Audit Committee.
(2)	Member of the Corporation’s Executive Committee.
(2)	Includes 274,500 shares held in the name of Mr. Cowie’s spouse and 50,000 shares held by Eikos Planning Inc., a company controlled by Mr. Cowie.

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

ROY WOODBRIDGE, has been a Director of the Corporation since March 4, 2005. He is President of Woodbridge & Associates, a consulting firm that works with Canadian companies, governments and international organizations to access international business opportunities and address policy issues related to the environment. He is a broadly-based executive with senior public and private sector management experience. As President of the Canadian Advanced Technology Association and as a Director of the Mining Association of Canada he has been a national industry spokesperson.

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

The following table sets forth details of the compensation paid during the Corporation’s fiscal year ended August 31, 2004, to directors and executive officers:

Directors and Officers	Salary/Bonus	Other Compensation
Kim N. Hart(1)	Nil	$276,842(2)
Anne Kennedy(4)	Nil	$58,353(2)
Art Cowie	Nil	$34,684(3)
Donald Harris	Nil	Nil
Dennis Hedtke	Nil	Nil
Walter Wolff	Nil	Nil
Larry R. Simpson	Nil	$30,000(2)
Troy Griffin	Nil	$4,860
Jeff Grant	Nil	$46,000

Notes

(1)	Mr. Hart was formerly President, Chief Executive Officer and a director of the Corporation’s subsidiary – Horsepower Broadcasting Network (HBN) International Ltd.
(2)	Paid in consideration of consulting services provided to the Corporation. See “Item 6.C. Board Practices”.
(3)	Paid as consulting fees to Eikos Planning Inc., a company controlled by Mr. Cowie.
(4)	Anne Kennedy resigned as a director of Sungold in April, 2004.

The aggregate amount of compensation paid by the Corporation during the fiscal year ended August 31, 2004 to all officers and directors as a group was $450,739.

No amounts have been set aside or accrued by the Corporation during the year ended August 31, 2004 to provide pension retirements or similar benefits for directors or executive officers of the Corporation pursuant to any plan provided for or contributed to by the Corporation.

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

The names and titles of the directors, executive officers and consultants of the Corporation to whom outstanding stock options have been granted and the number of shares subject to such stock options are set forth below as at August 31, 2004. The exercise price of the stock options is stated in U.S. dollars.

Name of Optionees	Options	Exercise Price (US)	Expiration Date	Total Outstanding Options at August 31, 2004
Officers and Directors:
Kim N. Hart	1,050,000	$0.06	February 28, 2006
	79,900	$0.085	March 05, 2006
	550,764	$0.08	January 04, 2007
	400,000	$0.0725	January 24, 2007	2,080,664
Donald R. Harris	300,000	$0.08	August 10, 2006
	108,000	$0.08	January 04, 2007	408,000
Walter Wolff	100,000	$0.15	February 16, 2006
	36,000	$0.08	January 04, 2007	136,000
Art Cowie	136,000	$0.11	January 15, 2007
	64,000	$0.05	May 27, 2008	200,000
Larry R. Simpson	200,000	$0.15	October 11, 2007	200,000
Dennis Hedtke	150,000	$0.05	May 28, 2008	150,000

Consultants:
Jeff Grant	100,000	$0.09	December 20, 2006
	36,000	$0.08	January 04, 2007	136,000

Robert Zeilke	300,000	$0.15	October 16, 2007	300,000
			Total	3,610,664

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

Agreements with Senior Management

                  Effective May 1, 1998 as amended January 2, 2003, October 1, 2003 and January 2, 2004, the Corporation entered into a consulting agreement with Mr. Kim Hart, a former director of the Corporation’s wholly owned subsidiary HBN. The consulting agreement provided for the payment of consulting fee at a rate of $100 USD per hour for an initial three year term. Pursuant to the terms of the consulting agreement, Mr. Hart was responsible for the supervision, direction, control, promotion and operation of the Corporation. Mr. Hart had the obligation and duty to perform all those duties which are generally performed by a Chief Executive Officer and President in corporations of similar size to the Corporation, and all acts which are reasonably necessary for the efficient and proper operation and development of the Corporation including all matters related to the general administration of the Corporation. Effective January 3, 2005 the Corporation and Hart Ventures, a business controlled by Mr. Hart, entered into a business services agreement pursuant to which Hart Ventures agreed to provide certain independent business services including office administration and accounting services to the Corporation at a fee of $120USD per hour. The agreement was for a term of three years.

Mr. Hart was also required to provide management services to the Corporation, including negotiations with other persons, firms, corporations or financial institutions in connection with the arranging and securing of financing for the Corporation, including financings through underwritings, best efforts offerings or such other offerings as may be allowed through the facilities of the NASD and financings through limited partnership offerings or by conventional bank financing methods, the terms of such financing to be subject to the approval of the Board of Directors. Hart was to be paid consulting bonuses from time to time, as determined by the Board of Directors. The consulting agreement was to be terminated by the Corporation at any time with cause and at any time on payment of twelve month’s compensation without cause. Mr. Hart was entitled to terminate the consulting agreement on 90 day’s notice to the Corporation.

Pursuant to an agreement dated May 1, 2000, as amended January 2, 2004, Mr. Hart also agreed to provide management services to the Corporation’s wholly owned subsidiary, HBN for a management fee at a rate of $100 USD per hour for an initial three year term. Mr. Hart was the President and a director of HBN. During the Corporation’s most recently completed financial year a total of $276,842 has been paid or is payable by the Corporation and its subsidiaries to Mr. Hart for such services.

Effective July 1, 1998, the Corporation entered into a consulting agreement, as amended April 11, 2002, January 2, 2003, October 1, 2003 and January 2, 2004, with Anne Kennedy, a director of the Corporation. The consulting agreement was for an initial term of two years and provided for the payment of $7,500 per month to Ms. Kennedy by the Corporation. The consulting agreement may be terminated by the Corporation at any time for cause, and at any time without cause by giving 30 days written notice to Ms. Kennedy and Ms. Kennedy may terminate the consulting agreement at any time by giving the Corporation 30 days’ written notice. During the Corporation’s last completed financial year a total of $58,353 has been paid or is payable by the Corporation to Ms. Kennedy for such services. Ms. Kennedy resigned as director of the Corporation in April, 2004 and her consulting agreement has been terminated.

Pursuant to a consulting agreement dated effective October 11, 2002, between the Corporation’s wholly owned subsidiary, HBN and Larry R. Simpson, Mr. Simpson provides marketing consulting services to HBN. Mr. Simpson is a director of the Corporation. During the Corporation’s last completed financial year a total of $30,000 has been paid or is payable by HBN to Mr. Simpson for such services.

During the year the Corporation signed a $275,825 software development agreement with a consulting company for its Horsepower™ program. As of August 31, 2004, the Corporation paid $69,580 as progress payments. The owner of the consulting company is Jeff Grant, the Chief Technical Officer of HBN.

Audit Committee

The members of the Corporation’s audit committee are Art Cowie, Dennis Hedtke and Roy Woodbridge. They may be appointed any time by the Corporation’s board of directors. The board, in its discretion may change the membership and fill vacancies in the audit committee, otherwise, audit committee members shall serve until his or her successor is appointed or until his or her earlier resignation.

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

Executive Committee

The executive committee of the Corporation’s board of directors currently consists of Art Cowie and Dennis Hedtke. This committee is directed to have and exercise, during the intervals between the meetings of the Corporation’s board of directors, all the powers vested in the Board except the power to fill vacancies, the power to change the membership of, or fill vacancies in, the executive committee or any other committee of the Board.

D.          EMPLOYEES

As of March 9, 2005, the Corporation had no employees. The Corporation relies primarily on part-time staff, flex-time and consultants to minimize expenses.

ITEM 7.          MAJOR SHAREHOLDER AND RELATED PARTY TRANSACTIONS

A.                    MAJOR SHAREHOLDERS

The Corporation is currently a publicly-held corporation, with its shares held by residents of Canada, the United States and other countries. To the best of its knowledge, the Corporation is not controlled, directly or indirectly, by another corporation or any government or by any natural or legal persons and, as at March 9, 2005, no person or corporation or other entity owns, directly or indirectly, or controls more than 5% of the shares of the Corporation, the only class of securities with voting rights, except for the persons or groups listed below:

Identity of Persons or Group	Number of Shares Owned(1)	Percentage of Class
CDS & Co. (2)	58,523,685	51.76%
Cede & Co. (2)	10,219,922	9.04%
Estate of Kim N. Hart (deceased)(3) (4)	6,576,859	5.82%
Donald Harris(4)	2,455,340	2.17%
Total	77,775,806	68.79%

(1)	Based on 113,064,742 shares outstanding at March 9, 2005.
(2)
CDS & Co. and Cede & Co. are depository enterprises. It is the Corporation’s understanding that CDS & Co, and Cede & Co. hold the specified shares as shareholder of record in a nominal, fiduciary, trustee or similar capacity. Accordingly, the names of the beneficial owners are not available to the Corporation unless the shareholders voluntarily elect to contact the Corporation or request disclosure of his, her or its identity. The Corporation is unaware of the identities of the beneficial owners of these shares.

(3)	Mr. Hart resigned as President, Chief Executive Officer and director of the Corporation on May 27, 2003, and was the President and Chief Executive Officer of HBN until March, 2005.
(4)	Messrs. Hart and Harris are the only persons, corporations or other entities known by the Corporation to own directly or indirectly or control more than 5% of the shares of the Corporation.

There are no arrangements, known to the Corporation which may at a subsequent date result in a change in control of the Corporation.

The Corporation’s major shareholders do not have different voting rights from other shareholders of the Corporation.

Based on the records of Computershare Investor Services Inc., the Corporation’s registrar and transfer agent, at March 9, 2005, there were 372 holders of record of the Corporation’s shares with United States addresses who collectively held 40,990,950 shares or approximately 36.25% of the 113,064,742 issued and outstanding shares. As noted above, the Corporation is not in a position to confirm ownership by these parties.

B.                    RELATED PARTY TRANSACTIONS

Except for the ownership of the Corporation’s securities and the compensation described herein, advances to and by certain officers to or from the Corporation to cover expenses (all of which were reimbursed or repaid without interest), below are all of the material transactions between the Corporation and its directors, executive officers, holders of ten percent or more of the Corporation’s outstanding shares, or any associate or affiliate of such person since the commencement of the last fiscal year, or in any proposed transaction which may materially affect the Corporation.

The Corporation has entered into consulting agreements with certain directors. See “Item 6. Directors, Senior Management and Employees.”

The Corporation does not provide benefits to any personnel or its consultants. None of the officers or directors of the Corporation are indebted to the Corporation or were indebted to the Corporation during the fiscal years ended August 31, 2004, 2003 and 2002. See “Indebtedness of Directors and Officers” below.

The Corporation has entered into the TAC International Investments LLC letter of intent dated December 8, 1997, as recently extended on July 30, 2004, with TAC International Investments LLC, a company controlled by Donald Harris, a director of the Corporation. Pursuant to the letter of intent, if the Corporation receives authorization to develop the Vancouver Thoroughbred Park prior to October 1, 2005, TAC will purchase six million common treasury shares of the Corporation at US$4.00 per share, by way of private placement.

During the year the Corporation signed a $275,825 software development agreement with a consulting company for its Horsepower™ program. As of August 31, 2004, the Corporation paid $69,580 as progress payments. The owner of the consulting company is also the Chief Technical Officer of the Corporation's subsidiary, Horsepower Broadcasting Network (HBN) International Ltd. See Note 6 of the audited consolidated financial statements of Sungold for the year ended August 31, 2004 attached to this report.

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

SIGNIFICANT CHANGES

Other than as described in this Annual Report, the Corporation does not have any significant changes to report since the date of the financial statements included with this Annual Report on Form 20-F.

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

The following is a summary of trading of Sungold on the OTC Bulletin Board during the first, second, third and fourth quarters of fiscal 2000, 2001, 2002, 2003 and 2004:

OTC Bulletin Board	2000	High (US$)	Low (US$)	Volume
	1st Quarter	1.06	0.40	5,466,800
	2nd Quarter	1.00	0.31	2,480,900
	3rd Quarter	0.71	0.21	3,450,300
	4th Quarter	0.26	0.06	7,315,200
	2001	High (US$)	Low (US$)	Volume
	1st Quarter	0.25	0.047	12,114,300
	2nd Quarter	0.25	0.10	13,945,400
	3rd Quarter	0.18	0.08	6,721,600
	4th Quarter	0.17	0.08	8,380,100
	2002	High (US$)	Low (US$)	Volume
	1st Quarter	0.18	0.07	17,189,600
	2nd Quarter	0.23	0.06	11,947,300
	3rd Quarter	0.59	0.14	29,207,400
	4th Quarter	0.37	0.10	29,207,400

OTC Bulletin Board	2003	High (US$)	Low (US$)	Volume
	1st Quarter	0.20	0.07	15,671,400
	2nd Quarter	0.13	0.06	16,929,100
	3rd Quarter	0.13	0.03	27,202,400
	4th Quarter	0.13	0.03	33,562,100
	2004	High (US$)	Low (US$)	Volume
	1st Quarter	0.10	0.05	442,856
	2nd Quarter	0.11	0.08	230,382
	3rd Quarter	0.10	0.07	226,081
	4th Quarter	0.10	0.07	226,081

The following is a summary of trading, on a monthly basis, in the shares on the OTC Bulletin Board in the United States during the past six months:

Month & Year	High (US$)	Low (US$)	Volume
February 2005	0.08	0.04	188,952
January 2005	0.08	0.06	287,416
December 2004	0.10	0.07	266,234
November 2004	0.10	0.06	121,796
October 2004	0.12	0.06	482,628
September 2004	0.09	0.06	148,706
August 2004	0.11	0.07	303,095

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

At March 9, 2005, there were 113,064,742 shares issued and outstanding and an additional 53,900,000 shares have been allotted and reserved for issuance pursuant to outstanding private placement warrants to purchase shares and 3,610,644 incentive stock options. As at August 31, 2004, there were 103,364,740 shares issued and outstanding and an additional 60,463,998 shares had been allotted and reserved for issuance pursuant to outstanding private placement warrants to purchase shares and incentive stock options.

There are no shares of the Corporation held by or on behalf of the Corporation itself or by subsidiaries of the Corporation. The Corporation’s board of directors has approved a share buy back program by its wholly owned subsidiary Horsepower Broadcasting Network (HBN) International Ltd. (“HBN”), whereby HBN may buy back up to 25% of the Corporation’s shares from HBN’s revenues.

SUMMARY OF SECURITIES TRANSACTIONS

Set forth below are the closed and pending transactions pursuant to which securities of the Corporation have been issued or sold over the Corporation’s last three fiscal years.

SHARE, OPTION AND WARRANT TRANSACTIONS

Shares Issued During Fiscal Year Ended August 31, 2002

		Price per	Total Gross
	Number of	Security	Consideration
Transaction	Securities Issued	(Cdn$)	(Cdn$)	Date Closed
Private Placement	150,000	$0.23/US$0.15	34,850	September 2001
Private Placement	230,000	$0.23/US$0.15	53,590	September 2001
Private Placement	400,000	$0.23/US$0.15	93,714	September 2001
Options Exercised	200,000	$0.17/US$0.11	34,621	October 2001
Options Exercised	200,000	$0.17/US$0.11	34,621	October 2001
Private Placement	220,000	$0.24/US$0.15	51,932	October 2001
Private Placement	420,000	$0.24/US$0.15	99,143	October 2001
Options Exercised	200,000	$0.16/US$0.10	31,546	November 2001
Options Exercised	100,000	$0.19/US$0.12	18,928	November 2001
Options Exercised	100,000	$0.19/US$0.12	19,003	November 2001
Private Placement	150,000	$0.09/US$0.06	14,189	December 2001
Private Placement	100,000	$0.09/US$0.06	9,465	December 2001
Private Placement	2,000,000	$0.09/US$0.06	189,300	December 2001
Private Placement	133,334	$0.09/US$0.06	12,620	December 2001
Private Placement	200,000	$0.09/US$0.06	18,930	December 2001
Private Placement	100,000	$0.09/US$0.06	9,465	December 2001
Private Placement	150,000	$0.10/US$0.06	14,403	January 2002
Private Placement	166,666	$0.10/US$0.06	16,003	January 2002
Private Placement	1,700,000	$0.10/US$0.06	163,231	January 2002
Options Exercised	400,000	$0.16/US$0.10	64,012	January 2002
Private Placement	1,000,000	$0.10/US$0.06	95,748	February 2002
Private Placement	300,000	$0.17/US$0.11	52,061	March 2002
Options Exercised	136,000	$0.13/US$0.08	17,188	March 2002
Private Placement	1,000,000	$0.27/US$0.17	268,312	April 2002
Warrants Exercised	1666,666	$0.09/US$0.06	15,813	April 2002
Private Placement	1,000,000	$0.26/US$0.165	260,915	April 2002
Options Exercised	36,000	$0.13/US$0.08	4,511	April 2002
Options Exercised	100,000	$0.23/US$0.15	23,495	April 2002
Options Exercised	36,000	$0.12/US$0.08	4,497	April 2002
Options Exercised	100,000	$0.23/US$0.15	23,419	April 2002
Warrants Exercised	200,000	$0.09/US$0.06	18,557	May 2002
Private Placement	400,000	$0.25/US$0.16	98,980	May 2002
Options Exercised	222,000	$0.12/US$0.08	27,210	May 2002
Private Placement	600,000	$0.23/US$0.15	136,764	May 2002
Warrants Exercised	150,000	$0.09/US$0.06	13,793	June 2002
Private placement	2,500,000	$0.12/US$0.075	289,856	July 2002
Private Placement	250,000	$0.12/US$0.08	31,026	July 2002
Private Placement	100,000	$0.14/US$0.09	13,885	August 2002

Total (Since Inception)	50,121,209		$16,156,646

Shares Issued During Fiscal Year Ended August 31, 2003

		Price per	Total Gross
	Number of	Security	Consideration
Transaction	Securities Issued	(Cdn$)	(Cdn$)	Date Closed
Private Placement	1,500,000	0.08	185,388	September 2002
Private Placement	1,500,000	0.08	188,316	October 2002
Private Placement	1,500,000	0.08	185,532	October 2002
Private Placement	1,000,000	0.07	115,672	November 2002
Private Placement	1,000,000	0.08	123,800	November 2002
Private Placement	700,000	0.06	64,995	November 2002
Private Placement	300,000	0.06	27,855	November 2002
Private Placement	1,000,000	0.06	92,265	January 2003
Private Placement	500,000	0.05	38,720	January 2003
Private Placement	2,000,000	0.10	308,200	January 2003
Private Placement	500,000	0.05	37,810	February 2003
Warrants Exercised	500,000	0.06	44,070	February 2003
Warrants Exercised	1,000,000	0.05	73,450	February 2003
Warrants Exercised	500,000	0.06	43,704	March 2003
Private Placement	1,200,000	0.05	88,554	March 2003
Private Placement	800,000	0.05	59,036	March 2003
Private Placement	1,000,000	0.05	71,725	April 2003
Private Placement	1,500,000	0.04	86,070	April 2003
Private Placement	2,250,000	0.04	124,605	May 2003
Private Placement	3,000,000	0.03	121,707	June 2003
Private Placement	700,000	0.03	28,398	June 2003
Private Placement	2,300,000	0.03	95,324	July 2003
Private Placement	721,000	0.03	30,878	July 2003
Private Placement	1,779,000	0.03	76,971	August 2003
Private Placement	1,000,000	0.07	104,678	August 2003

Total (Since Inception)	79,871,209		$18,574,369

Shares Issued During Fiscal Year Ended August 31, 2004

		Price per Security	Total Gross
	Number of	(Cdn$)	Consideration
Transaction	Securities Issued		(Cdn$)	Date Closed
21 for 20 stocks split	3,993,531	-	-
Private Placement	1,000,000	$0.08/US$0.060	81,792	September 2003
Private Placement	1,000,000	$0.08/US$0.060	79,308	September 2003
Private Placement	1,000,000	$0.08/US$0.060	79,308	October 2003
Private Placement	1,000,000	$0.08/US$0.060	78,756	October 2003
Private Placement	4,000,000	$0.05/US$0.040	212,920	February 2004
Private Placement	2,500,000	$0.06/US$0.045	151,306	February 2004
Private Placement	1,500,000	$0.07/US$0.0525	103,235	March 2004
Private Placement	3,000,000	$0.08/US$0.060	244,386	June 2004
Private Placement	4,500,000	$0.08/US$0.060	354,186	August 2004

Total (Since Inception)	103,364,740		$19,959,566

Options Outstanding as of August 31, 2004

Description	Number of Shares	Exercise Price (US$)	Expiration Date
Option	100,000	$0.15	February 16, 2006
Option	1,050,000	$0.06	February 28, 2006
Option	79,900	$0.08	March 5, 2006
Option	300,000	$0.12	August 10, 2006
Option	100,000	$0.09	December 20, 2006
Option	730,764	$0.08	January 4, 2007
Option	400,000	$0.07	January 24, 2007
Option	200,000	$0.15	October 11, 2007
Option	300,000	$0.15	October 16, 2007
Option	136,000	$0.11	January 23, 2008
Option	64,000	$0.05	May 27, 2008
Option	150,000	$0.05	May 28, 2008
Total:	3,610,644

Share Purchase Warrants Outstanding as of August 31, 2004

			Exercise Price
Description	Date of Grant	Number of Shares	(US$)	Expiry Date
Warrant(1)	Sep.7, 2001	1,000,000	$0.20	September 7, 2004
Warrant(1)	Oct.24, 2001	420,000	$0.15	October 24, 2004
Warrant(1)	Nov.4, 2001	1,000,000	$0.15	November 4, 2004
Warrant(1)	Dec.14, 2001	2,333,334	$0.06	December 14, 2004
Warrant(1)	Jan.7, 2002	1,700,000	$0.06	January 7, 2005
Warrant(1)	Jan.30, 2002	1,000,000	$0.06	January 30, 2005
Warrant(1)	Mar.1, 2002	300,000	$0.11	March 1, 2005
Warrant(7)	Mar.26, 2002	1,000,000	$0.17	March 26, 2005
Warrant(1)	Apr. 4, 2002	1,000,000	$0.16	April 4, 2005
Warrant(1)	May 7, 2002	400,000	$0.16	May 7, 2005
Warrant(1)	May 30, 2002	600,000	$0.15	May 30, 2005
Warrant(1)	Jul. 10, 2002	2,500,000	$0.07	July 10, 2005
Warrant(1)	Jul. 24, 2002	250,000	$0.08	July 24, 2005
Warrant(1)	Aug. 21, 2002	100,000	$0.09	August 21, 2005
Warrant(1)	Jul. 23, 2002	1,500,000	$0.08	July 23, 2005
Warrant(1)	Sep. 27, 2002	3,000,000	$0.08	September 27, 2005
Warrant(1)	Nov. 1, 2002	3,000,000	$0.07	November 1, 2005
Warrant(1)	Mar. 26, 2003	3,000,000	$0.05	March 26, 2006
Warrant(1)	Apr. 10, 2003	3,750,000	$0.04	April 10, 2006
Warrant(1)	May 16, 2003	3,000,000	$0.03	May 16, 2006
Warrant(1)	Jun. 11, 2003	3,000,000	$0.03	June 11, 2006
Warrant(1)	Jul. 7, 2003	2,500,000	$0.03	July 7, 2006
Warrant(1)	Aug. 21, 2003	1,000,000	$0.07	August 21, 2006
Warrant(1)	Sept. 5, 2003	2,000,000	$0.06	September 5, 2006
Warrant(1)	Oct. 31, 2003	2,000,000	$0.06	October 31, 2006
Warrant(1)	February 10, 2004	4,000,000	$0.04	February 10, 2007
Warrant(1)	February 18, 2004	2,500,000	$0.045	February 18, 2007
Warrant(1)	March 30, 2004	1,500,000	$0.0525	March 30, 2007
Warrant(1)	June 04, 2004	3,000,000	$0.06	June 04, 2007
Warrant(1)	August 20, 2004	4,500,000	$0.06	August 20, 2007

Total		56,853,334
(1) Each warrant is exercisable to acquire one common share.

Pending Transactions and Security Grants

	Relevant			Closing
Description	Agreement	Number of Shares	Price	Date/Expiry
Private Placement to TAC(1)	TAC Letter of Intent	6,000,000	US$4.00	Est. to 10/05(1)

(1)
Pursuant to the TAC letter of intent, TAC has agreed to enter into a private placement subscription agreement to purchase 6,000,000 shares from the Corporation at US$4.00, subject to receiving all regulatory authority to operate the Richmond Equine Training Centre and the Vancouver Thoroughbred Park on or before October 1, 2005. There can be no assurance that the Corporation will receive such regulatory approval in a timely manner, if at all.

CURRENCY TRANSLATION

The Corporation’s proposed operations will be carried out in United States and Canadian dollars. As a result, the Corporation will be faced with currency fluctuations. The Corporation does not currently engage in currency hedging, however, the Corporation will do so once operations have commenced.

B.                     MEMORANDUM AND ARTICLES OF ASSOCIATION

The Corporation was continued on December 12, 2003 under the provisions of the Canada Business Corporations Act (the "CBCA"). The Articles of Corporation place no restrictions upon the Corporation's objects and purposes.

Memorandum and Articles of Association

Pursuant to the Articles and the By-laws of Corporation and the requirements of the CBCA, the board of directors must consist of not fewer than three (3) and not more than eleven (11) directors. A majority of the number of directors appointed constitutes a quorum at any meeting of directors, provided, however, that no business may be transacted at a meeting of directors unless at least one-quarter of the directors present are resident Canadians. The duty of the directors is to manage or supervise the management of the business of the Corporation.

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

C.                     MATERIAL CONTRACTS

Except as otherwise disclosed in this annual report and our financial statements and notes included in this annual report, we have no other material contracts.

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

A non-Canadian shall not implement an investment reviewable under the Investment Act unless the investment has been reviewed and the Minister responsible for Investment Canada is satisfied or is deemed to be satisfied that the investment is likely to be a net benefit to Canada, the non-Canadian shall not implement the investment or, if the investment has been implemented, shall divest himself of control of the business that is the subject of the investment.

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

Subsections 2(3) and 115(1) of the Act provide that a non-resident person is subject to tax in Canada at the rates generally applicable to residents of Canada on any “taxable capital gain” arising on the disposition of the shares of a company which are listed on a prescribed stock exchange if such non-resident, together with persons with whom he does not deal at arm’s length, owned 25 percent or more of the issued shares of any class of the capital stock of the Corporation at any time in the five years immediately preceding the date of disposition of the shares. Subsections 2(3) and 115(1) also provide that a non-resident person is subject to tax in Canada on taxable capital gains arising on the disposition of shares that constitute capital property used in carrying on a business in Canada. The taxable portion of a capital gain is equal to one-half of the amount by which the proceeds of disposition of such shares, net of any reasonable costs associated with the disposition, exceeds the adjusted cost base to the holder of the shares.

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

I.                     SUBSIDIARY INFORMATION

Not Applicable.

ITEM 11.         QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Not Applicable.

ITEM 12.         DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART III

ITEM 13.         DEFAULTS, DIVIDEND ARREARAGES AND DELINQUINCIES

Not Applicable.

ITEM 14.         MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable.

ITEM 15.         CONTROLS AND PROCEDURES

Evaluation Of Disclosure Controls And Procedures

As of the end of the period covered by this report, we carried out an evaluation, under the supervision and with the participation of our Principal Executive Officer and Principal Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Our disclosure controls and procedures are designed to provide a reasonable level of assurance of achieving our disclosure control objectives. Our Principal Executive Officer and Principal Accounting Officer have concluded that our disclosure controls and procedures are, in fact, effective at this reasonable assurance level as of the period covered.

Changes In Internal Controls Over Financial Reporting

In connection with the evaluation of our internal controls during our last fiscal year, our Principal Executive Officer and Principal Financial Officer have determined that there are no changes to our internal controls over financial reporting that has materially affected, or is reasonably likely to materially effect, our internal controls over financial reporting.

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

ITEM 16C.      PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

The aggregate fees billed for the two most recently completed fiscal years ended August 31, 2004 for professional services rendered by the principal accountant for the audit of the Corporation’s annual financial statements and review of the financial statements included in the Corporation’s Annual Report on Form 20-F and services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for these fiscal periods were as follows:

	Year Ended August 31, 2004	Year Ended August 31, 2003
Audit Related Fees	$30,815	$26,243
Tax Fees	$2,800	$2,200
All Other Fees	$18,590	$7,538
Total	$52,205	$35,981

ITEM 16D.      EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E.      PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

None.

PART IV

ITEM 17.         FINANCIAL STATEMENTS

The Report and Consolidated Financial Statements for the years ended August 31, 2004, 2003, and 2002 reported on by Loewen, Stronach & Co., Chartered Accountants. The Financial Statements were prepared in accordance with Canadian GAAP and are presented in Canadian dollars. There are differences between United States and Canadian GAAP which are set forth in Note 10 of the Report and Consolidated Financial Statements for the years ended August 31, 2004, 2003, and 2002.

ITEM 18.         FINANCIAL STATEMENTS

Not applicable.

ITEM 19.         EXHIBITS

The following financial statements and related schedules are included in this Item:

SUNGOLD INTERNATIONAL HOLDINGS CORP.
(Formerly Sungold Entertainment Corp.)

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED AUGUST 31, 2004

(A Development Stage Company)

(Presented in Canadian Dollars)

LOEWEN, STRONACH & CO.
Chartered Accountants

AUDITORS' REPORT

To The Shareholders of Sungold International Holdings Corp.

We have audited the consolidated balance sheet of Sungold International Holdings Corp. (a development stage company) (formerly Sungold Entertainment Corp.) as at August 31, 2004 and 2003 and the consolidated statements of loss and deficit and cash flows for the years ended August 31, 2004, 2003 and 2002 and for the cumulative period from April 7, 1986 (inception) to August 31, 2004. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at August 31, 2004 and 2003 and the results of its operations and cash flows for the years ended August 31, 2004, 2003 and 2002 and for the cumulative period from April 7, 1986 (inception) to August 31, 2004 in accordance with Canadian generally accepted accounting principles which differ in certain respects from United States generally accepted accounting principles (refer to Note 10). As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a consistent basis.

“Loewen, Stronach & Co.”

Chartered Accountants
Vancouver, BC

December 14, 2004

Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Conflict

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the company’s ability to continue as a going concern, such as described in Note 1 to the financial statements. Our report to the shareholders dated December 14, 2004 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

“Loewen, Stronach & Co.”

Chartered Accountants
Vancouver, BC

December 14, 2004

SUNGOLD INTERNATIONAL HOLDINGS CORP.
(Formerly Sungold Entertainment Corp.)

CONSOLIDATED BALANCE SHEET

AUGUST 31, 2004

(A Development Stage Company)
(Presented in Canadian Dollars)

	2004	2003
	$	$

ASSETS

CURRENT ASSETS
Cash	185,657	47,928
Prepaid expenses and deposits	58,768	4,154
	244,425	52,082
PRE-DEVELOPMENT COSTS (Note 3)	825,154	762,042
EQUIPMENT (Note 4)	522,455	604,282
	1,592,034	1,418,406

LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued liabilities	200,334	175,238
Loans payable (Note 6 a)	9,696	17,390
Obligation under capital leases	-	17,253
	210,030	209,881

SHAREHOLDERS’ EQUITY

SHARE CAPITAL (Note 5)	19,959,566	18,574,369
CONTRIBUTED SURPLUS	51,922	51,922
DEFICIT	(18,629,484)	(17,417,766)
	1,382,004	1,208,525
	1,592,034	1,418,406

APPROVED BY THE DIRECTORS:

“Art Cowie”	Director

“Walter Wolff”	Director

(See accompanying notes to consolidated financial statements)

SUNGOLD INTERNATIONAL HOLDINGS CORP.
(Formerly Sungold Entertainment Corp.)

CONSOLIDATED STATEMENT OF LOSS AND DEFICIT

FOR THE YEAR ENDED AUGUST 31, 2004

(A Development Stage Company)
(Presented in Canadian Dollars)

	April 7, 1986
	(inception) to
	August 31, 2004	2004	2003	2002
	$	$	$	$

REVENUE
Gain on disposition of marketable securities	838,947	-	-	-
Interest income and miscellaneous	43,336	-	12	11
Sales	33,179	-	1,305	19,446
	915,462	-	1,317	19,457

EXPENSES
Advertising and promotion	3,261,763	122,508	594,941	808,511
Professional and consulting fees	2,455,333	488,500	547,829	242,565
Management fees	1,887,606	58,353	286,603	246,000
Investor relations	1,036,507	35,192	214,843	169,935
Travel and conferences	1,033,965	168,116	201,229	138,468
Office and miscellaneous	793,643	59,673	164,044	60,936
Internet services	770,015	23,831	184,249	410,144
Amortization	654,109	126,899	144,616	161,923
Office rent and services	519,919	63,452	80,595	69,017
Transfer agent and filing fees	342,607	50,287	33,078	34,902
Insurance	262,953	563	61,470	71,552
Financing fees	218,000	-	-	-
Finder fees	154,031	-	-	-
Interest and bank charges	151,782	12,561	8,314	4,923
Stock based compensation	51,922	-	51,922	-
Settlement agreement	40,000	-	-	-
Prizes	34,726	-	5,641	29,085
Fees and commissions	29,741	-	-	-
Interest on capital leases	26,628	1,005	11,962	10,543
Loss on disposition of equipment	826	826	-	-
Quebec capital tax	500	-	250	250
Foreign exchange loss (gain)	(13,688)	(48)	10,269	4,526
	13,712,888	1,211,718	2,601,855	2,463,280
Impairment write-down of pre-development
costs and investment	5,832,058	-	2,017,420	158,817
	19,544,946	1,211,718	4,619,275	2,662,097
LOSS	18,629,484	1,211,718	4,617,958	2,602,640
DEFICIT– beginning	-	17,417,766	12,799,808	10,197,168

DEFICIT – ending	18,629,484	18,629,484	17,417,766	12,799,808

Weight Average Number of Shares		92,239,057	63,900,867	42,409,898
Adjusted for Sept 8, 2003, 21 for 20 stock split		-	3,993,531	3,993,531
		92,239,057	67,894,398	46,403,429

Loss per share		0.0131	0.0680	0.0560

(See accompanying notes to consolidated financial statements)

SUNGOLD INTERNATIONAL HOLDINGS CORP.
(Formerly Sungold Entertainment Corp.)

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED AUGUST 31, 2004

(A Development Stage Company)
(Presented in Canadian Dollars)

	April 7, 1986
	(inception) to
	August 31 2004	2004	2003	2002
	$	$	$	$

OPERATING ACTIVITIES
Loss	(18,629,484)	(1,211,718)	(4,617,958)	(2,602,640)
Items not involving cash:
Amortization	654,109	126,899	144,616	161,923
Stock-based compensation	51,922	-	51,922	-
Write-down of pre-development costs and
investment	5,832,057	-	2,017,420	158,817
Gain on disposition of marketable securities	(838,947)	-	-	-
Loss on disposition of equipment	14,858	826	-	-
	(12,915,485)	(1,083,993)	(2,404,000)	(2,281,900)
Cash provided by changes in non-cash
working capital items:
Prepaid expenses and deposits	(58,768)	(54,614)	370,799	(329,186)
Accounts payable and accrued liabilities	200,334	25,096	142,414	(82,886)
Loans payable (See note 3 to statement of
cash flows below)	1,977,454	1,377,503	317,764	282,187
	(10,796,465)	263,992	(1,573,023)	(2,411,785)
INVESTING ACTIVITIES
Pre-development costs	(5,269,827)	(63,112)	(11,146)	(32,908)
Proceeds of disposition of equipment	38,028	23,682	-	-
Acquisition of equipment	(1,172,605)	(69,580)	(207,414)	(7,690)
	(6,404,404)	(109,010)	(218,560)	(40,598)

FINANCING ACTIVITIES
Repayment of obligation under capital leases	(57,029)	(17,253)	(19,423)	(16,049)
Issuance of shares	15,717,808	-	1,835,162	2,388,010
Proceed of disposition of marketable securities	1,725,747	-	-	-
	17,386,526	(17,253)	1,815,739	2,371,961

INCREASE (DECREASE) IN CASH	185,657	137,729	24,156	(80,422)
CASH – beginning	-	47,928	23,772	104,194
CASH – ending	185,657	185,657	47,928	23,772

Notes to statement of cash flows:

1)	Cash consists of balances with banks

2)	Interest and income taxes paid:
	Interest paid	178,410	13,566	20,276	15,466
	Income taxes paid	-	-	-	-

3)
During the year the Company issued 19,500,000 private placement units to settle $1,385,197 of debts. Since April 7, 1986 (inception) to August 31, 2004, the Company issued 31,250,000 private placement units to settle $1,967,758 of debts.

(See accompanying notes to consolidated financial statements)

SUNGOLD INTERNATIONAL HOLDINGS CORP.
(Formerly Sungold Entertainment Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED AUGUST 31, 2004

(A Development Stage Company)
(Presented in Canadian Dollars)

Note 1	GOING CONCERN AND NATURE OF OPERATIONS

On December 12, 2003, Sungold Entertainment Corp. changed its name to Sungold International Holdings Corp. (“the Company”) and continued under the Canada Business Corporate Act from the British Columbia Company Act. In connection with the Company’s name change the Company changed its trading symbol from “SGGNF” to “SGIHF” on the OTC Bulletin Board. The principal activity is developing and promoting horseracing, virtual horseracing, internet payment systems and other internet related products. To date, the Company has not earned significant revenues and is considered to be in a development stage.

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

The Company’s shares are trading in the United States on the O.T.C. bulletin board.

Note 2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

	a)	Commitments and Contingencies

The Company’s activities are subject to various governmental laws and regulations relating to horseracing, virtual horseracing, copyrights, trademarks and patents. These regulations are continually changing. The Company believes its activities comply in all material respects with all applicable laws and regulations.

	b)	Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities at the date of financial statements and revenue and expenses for the year reported. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future years could be significant. Actual  results will likely differ from those estimates.

	c)	Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, SafeSpending Inc., Horsepower Broadcasting Network Inc. – in the process of being wound up, Horsepower Broadcasting Network (HBN) International Ltd. and Racing Unified Network (R.U.N.) Inc. All inter-company transactions and balances have been eliminated.

..../2

SUNGOLD INTERNATIONAL HOLDINGS CORP.
(Formerly Sungold Entertainment Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED AUGUST 31, 2004

(A Development Stage Company)
(Presented in Canadian Dollars)

PAGE – 2 –

Note 2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

	d)	Translation of Foreign Currencies:

Accounts recorded in foreign currency have been converted to Canadian dollars as follows:

• Current assets and current liabilities at exchange rates at the end of the year;
• Other assets at historical rates;
• Revenues and expenses at the average rate of exchange for the month incurred.

Gains and losses resulting from the fluctuation of foreign exchange rates are included in thedetermination of income.

	d)	Pre-development costs

The Company is in the development stage and capitalizes all costs related to its pre-development  projects in accordance with Accounting Guideline No. 11, “Enterprises in the Development Stage”,  issued by the Canadian Institute of Chartered Accountants. These costs will be amortized on the basis  of revenue generated in relation to the project following commencement of operations. When  management decides a project is to be abandoned, costs of the abandoned project are written off to  operations.

The costs deferred at any time do not necessarily reflect present or future values. The ultimate recovery of such amounts depends on the Company successfully developing the project.

	e)	Equipments and Amortization

Equipment is recorded at cost with amortization provided on a declining balance as follows:

Computer equipment 30%
Software – Horsepower ™ 20%

The above rates have been utilized to reflect the anticipated life expectancy. In the year acquired and put in use, only one-half the normal rate is applied.

	f)	Income Taxes

Income taxes are provided for in accordance with the liability method. Under this method of tax  allocation, future income tax assets and liabilities are determined based on differences between the  financial statements carrying values and their respective income tax bases (temporary differences).  Future income tax assets and liabilities are measured using the enacted tax rates expected to be in  effect when the temporary differences are likely to reverse. The effect on future income tax assets and  liabilities of a change in rates is included in operations in the year in which the change is enacted or  substantively enacted. The amount of future income tax assets recognized is limited to the amount that  is more likely than not to be realized.

..../3

SUNGOLD INTERNATIONAL HOLDINGS CORP.
(Formerly Sungold Entertainment Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED AUGUST 31, 2004

(A Development Stage Company)
(Presented in Canadian Dollars)

PAGE – 3–

Note 2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

	g)	Loss Per Share

Loss per share is determined using the treasury stock method on the weighted average number of  shares outstanding during the year. All outstanding options, purchase warrants and private placement  units are anti-dilutive, and therefore have no effect on the determination of loss per share.

	h)	Stock-based Compensation Plans

The Company uses the value based method. Under this method, the value of stock-based compensation plan is the sum of two component parts: its intrinsic value and its time value. The intrinsic value reflects the extent to which it is “in the money” at any date; and the time value is the value of the potential increases to the plan holder at any given time. The estimated time value is added to the intrinsic value to determine the fair value of the plan at any time. The Company has a stock-based compensation plan, which is described in Note 5 b).

Note 3	PRE-DEVELOPMENT COSTS

	a)	Vancouver Racecourse / Richmond Equine Training Centre project

In July 2004, the Company obtained an option to purchase 126 acres of land southwest of No. 8 Road and Westminster Highway in Richmond, BC, Canada (“Land”) for the purpose of developing a horse training complex, subject to approval of all zoning and regulatory authorities. The agreement gave the Company the option to purchase the Land for $10,500,000 until January 2, 2005.

The Company is currently in discussions with various parties to determine if the stakeholders will support a renovation of Hastings Park horse track facility in Vancouver, British Columbia to a regulation sized one mile facility in conjunction with its Richmond project.

In September 2004, the Company renegotiated to extend the agreement with a party who is interested in both the Vancouver one-mile racecourse and the Richmond equine training centre project. The agreement set out the intention of both parties that upon the Company receiving the appropriate permission from the Cities of Vancouver and of Richmond, BC and from the Province of British Columbia to develop the project, the interested party would purchase 6 million common treasury shares of Sungold International Holdings Corp. at US$4.00 per share by way of a private placement. The agreement was extended to October 1, 2005. (See Related Party Transactions Note 6 b).

			Impairment
	2003	Additions	Write off	2004
	$	$	$	$
Consulting and legal fees	613,799	2,919	-	616,718
Options	-	10,000	-	10,000
Other direct costs	1,528	-	-	1,528
	615,327	12,919	-	628,246

..../4

SUNGOLD INTERNATIONAL HOLDINGS CORP.
(Formerly Sungold Entertainment Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED AUGUST 31, 2004

(A Development Stage Company)
(Presented in Canadian Dollars)

PAGE – 4–

Note 3	PRE-DEVELOPMENT COSTS (Continued)

	b)	HorsepowerTM project (formerly Horsepower™ Software Development project and Horsepower™ Operating project)

On September 15, 1999, the Company incorporated a wholly owned subsidiary, Horsepower.com Network Inc. in the Province of British Columbia under the Company Act (BC) to develop a virtual Horserace wagering system - HorsepowerTM . On March 22, 2000, the subsidiary name changed to Horsepower Network.com Inc., and on January 25, 2001, the subsidiary name changed to Horsepower Broadcasting Network Inc. (“HBNI”). Sungold reserves the rights to all HorsepowerTM intellectual property.

On February 20, 2001, the Company incorporated a wholly owned subsidiary, Horsepower Broadcasting Network (HBN) International Ltd. (“HBN”), in the Province of Quebec under the Canada Business Corporation Act. Initially, HBN operated the Horsepower World Pool pari-mutual wagering system licensed by the Kahnawake Gaming Commission and operated on the Kahnawake Territory in Quebec. In March 2003, HBN made a strategic decision to offer Horsepower pari-mutual wagering and the Horsepower World Pool virtual simulcast racing system, exclusively through licensed Authorized Racing Affiliates (ARA) land based Racetrack and Teletheatres worldwide.

As a result of the proposed wind up of HBNI, the Company combined Horsepower™ Software Development project and Horsepower™ Operating project into one project, named Horsepower™ project. The Company’s management mandated Horsepower Broadcasting International (HBN) Ltd. to assume 100% control of all proposed Horsepower Development and Pari-mutuel Wagering Operations. The Horsepower Racetrack Affiliated Marketing program will be assigned in 2005 to the new subsidiary -Racing Unified Network (R.U.N.) Inc.

During the year, the Company signed a software development agreement (See related parties transactions note) to develop and integrate the existing Horsepower™ program with Inter Tote System Protocol, a common interface between various Tote systems existing with Authorized Racetrack Affiliates (ARA). The hardware and software development costs are capitalized under equipment and amortized annually when put in use. In addition, the Company incurred legal fees for numerous trademark applications for its Horsepower™ project, and those application costs were deferred under its HorsepowerTM project.

			Impairment
	2003	Additions	Write off	2004
	$	$	$	$
Legal and consulting fees	58,999	20,120	-	79,119

..../5

SUNGOLD INTERNATIONAL HOLDINGS CORP.
(Formerly Sungold Entertainment Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED AUGUST 31, 2004

(A Development Stage Company)
(Presented in Canadian Dollars)

PAGE – 5–

Note 3	PRE-DEVELOPMENT COSTS (Continued)

	c)	SafeSpending project

In May 2001, the Company acquired the entire world wide right, title and interest to the internet payment system technology of SafeSpending from SafeSpending Services Inc. The SafeSpending internet payment system will be a prepaid spending system that uses a unique and personalized PIN number which can be used to make anonymous purchases online from merchants and individuals. The acquisition agreement includes all copyrights, trademarks, source codes and SafeSpending’s intellectual property. Under the terms of agreement the Company has agreed to pay a 7.5 percent royalty of net revenue of the Company upon the Company receiving $1,000,000 in net revenue from operation, sale or license of the technology.

In May 2003, the Company changed the name of its subsidiary, Sungold Entertainment USA, Inc., an Arizona Corporation, to SafeSpending Inc. During the year, the Company incurred legal costs for SafeSpending’s patent and trademark applications, and deferred those costs under the SafeSpending project.

			Impairment
	2003	Additions	Write off	2004
	$	$	$	$
Acquisition cost	62,300	-	-	62,300
Legal and consulting fees	25,416	30,073	-	55,489
	87,716	30,073	-	117,789

			Impairment
	2003	Additions	Write off	2004
	$	$	$	$

TOTAL PRE-DEVELOPMENT COSTS	762,042	63,112	-	825,154

..../6

SUNGOLD INTERNATIONAL HOLDINGS CORP.
(Formerly Sungold Entertainment Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED AUGUST 31, 2004

(A Development Stage Company)
(Presented in Canadian Dollars)

PAGE – 6–

Note 4	EQUIPMENT

	2004			2003
	Cost	Less	Net Book	Net Book
		Accumulated	Value	Value
		Amortization
	$	$	$	$
Software – HorsepowerTM(1)	830,684	383,746	446,938	471,697
Computer equipment (2), (3)	313,057	237,540	75,517	85,619
Computers under capital leases (2)	-	-	-	23,784
Furniture and fixtures (3)	-	-	-	23,182

	1,143,741	621,286	522,455	604,282

(1)
During the year, the Company incurred $69,580 software development costs to modify its existence Horsepower ™ software program utilizing Inter Tote System Protocol. As the modification portion is still under development and has not been put in use, no amortization has been provided on the current cost.

	(2)	During the year, the Company paid out its capital leases and all computers under capital leases were reclassified to computer equipment.

	(3)	During the year, furniture and fixtures, and a computer were sold to a management consultant of the Company at market value.

Note 5	SHARE CAPITAL

	2004	2003
	$	$
Authorized:
Unlimited common shares without par value
100,000,000 Class “A” preference shares
without par value (1)
100,000,000 Class “B” preference shares
without par value (2)

Issued and outstanding:
103,364,740 common
(2003 – 79,871,209 common)	19,959,566	18,574,369

(1)	On December 12, 2003, 100,000,000 authorized Class “A” Preference shares with a par value of $10 each were amended to be without par value.

(2)	On December 12, 2003, 100,000,000 authorized Class “B” Preference shares with a par value of $50 each were amended to be without par value.

..../7

SUNGOLD INTERNATIONAL HOLDINGS CORP.
(Formerly Sungold Entertainment Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED AUGUST 31, 2004

(A Development Stage Company)
(Presented in Canadian Dollars)

PAGE – 7–

Note 5	SHARE CAPITAL (continued)

	a)	Shares issued during the year:

	2004		2003
	#	$	#	$
For debt – private placements	19,500,000	1,385,197	11,750,000	582,561
21 for 20 stock split – Sept 8, 2003	3,993,531	-	-	-
	23,493,531	1,385,197	11,750,000	582,561
For cash – private placements	-	-	16,000,000	1,673,938
– exercise of share
purchase warrants	-	-	2,000,000	161,224
	-	-	18,000,000	1,835,162

	23,493,531	1,385,197	29,750,000	2,417,723

b)	Stock options and stock based compensation

The Company has a fixed stock option plan on the issuance of options of up to 10% of the Company’s issued share capital. The following are outstanding incentive share purchase options:

Date of Grant	Price	Balance Aug 31, 2003	Granted	Exercised / Expired / Cancelled	Balance August 31, 2004	Expiration date
February 16, 2001	US$0.1500	100,000	-	-	100,000	February 16, 2006
February 28, 2001	US$0.0600	1,050,000	-	-	1,050,000	February 28, 2006
March 5, 2001	US$0.0850	79,900	-	-	79,900	March 5, 2006
August 10, 2001	US$0.1200	300,000	-	-	300,000	August 10, 2006
October 22, 2001	US$0.1000	100,000	-	100,000	-	Cancelled
October 23, 2001	US$0.1200	100,000	-	100,000	-	Cancelled
December 20, 2001	US$0.0900	100,000	-	-	100,000	December 20, 2006
January 4, 2002	US$0.0800	802,764	-	72,000	730,764	January 4, 2007
January 24, 2002	US$0.0725	400,000	-	-	400,000	January 24, 2007
May 17, 2002	US$0.0200	272,000	-	272,000	-	Cancelled
October 11, 2002	US$0.1500	200,000	-	-	200,000	October 11, 2007
October 16, 2002	US$0.1500	300,000	-	-	300,000	October 16, 2007
January 23, 2003	US$0.1100	136,000	-	-	136,000	January 23, 2008
May 27, 2003	US$0.0500	64,000	-	-	64,000	May 27, 2008
May 28, 2003	US$0.0500	150,000	-	-	150,000	May 28, 2008

		4,154,664	-	544,000	3,610,664

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

... /8

SUNGOLD INTERNATIONAL HOLDINGS CORP.
(Formerly Sungold Entertainment Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED AUGUST 31, 2004

(A Development Stage Company)
(Presented in Canadian Dollars)

PAGE – 8 –

Note 5	SHARE CAPITAL (continued)

	b)	Stock options and stock based compensation (continued)

During the year no options were granted. In fiscal 2003, the Company granted 850,000 share purchase options, all to non-employees as follows:

Date of Grant	Price	Granted #	Exercisable #	Exercised #	Compensation $	Expiration date
Oct. 11, 2002	US$0.1500	200,000	200,000	-	16,600	October 11, 2007
Oct. 16, 2002	US$0.1500	300,000	300,000	-	24,900	October 16, 2007
Jan. 23, 2003	US$0.1100	136,000	136,000	-	8,282	January 23, 2008
May 27, 2003	US$0.0500	64,000	64,000	-	640	May 27, 2008
May 28, 2003	US$0.0500	150,000	150,000	-	1,500	May 28, 2008

		850,000	850,000	-	51,922

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

Had compensation cost of the stock based employee compensation been recorded, based upon the fair value of share options, additional compensation expense for the year ended August 31, 2002 would have been $111,430. The pro forma loss per share, assuming this additional compensation expense would have been ($0.0584) . The Pro forma results may be materially different than actual results realized.

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

... /9

SUNGOLD INTERNATIONAL HOLDINGS CORP.
(Formerly Sungold Entertainment Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED AUGUST 31, 2004

(A Development Stage Company)
(Presented in Canadian Dollars)

PAGE – 9 –

Note 5	SHARE CAPITAL (continued)

	c)	Share purchase warrants:

Date of Grant	Price	Balance Aug 31, 2003	Granted	Exercised	Expired / Cancelled	Balance May 31, 2004	Expiration date
October 12, 2000	US$0.200	319,000	-	-	319,000	-	Cancelled
September 7, 2001	US$0.200	1,000,000	-	-	-	(1) 1,000,000	September 7, 2004
October 24, 2001	US$0.150	420,000	-	-	-	(1) 420,000	October 24, 2004
November 4, 2001	US$0.150	1,000,000	-	-	-	(1) 1,000,000	November 4, 2004
December 14, 2001	US$0.060	2,333,334	-	-	-	(1) 2,333,334	December 14, 2004
January 7, 2002	US$0.060	1,700,000	-	-	-	1,700,000	January 7, 2005
January 30, 2002	US$0.060	1,000,000	-	-	-	1,000,000	January 30, 2005
March 1, 2002	US$0.110	300,000	-	-	-	300,000	March 1, 2005
March 26, 2002	US$0.170	1,000,000	-	-	-	1,000,000	March 26, 2005
April 4, 2002	US$0.165	1,000,000	-	-	-	1,000,000	April 4, 2005
May 7, 2002	US$0.160	400,000	-	-	-	400,000	May 7, 2005
May 30, 2002	US$0.150	600,000	-	-	-	600,000	May 30, 2005
July 10, 2002	US$0.075	2,500,000	-	-	-	2,500,000	July 10, 2005
July 24, 2002	US$0.080	250,000	-	-	-	250,000	July 24, 2005
July 23, 2002	US$0.080	1,500,000	-	-	-	1,500,000	July 23, 2005
August 21, 2002	US$0.090	100,000	-	-	-	100,000	August 21, 2005
September 27, 2002	US$0.080	3,000,000	-	-	-	3,000,000	September 27, 2005
November 1, 2002	US$0.070	3,000,000	-	-	-	3,000,000	November 1, 2005
January 24, 2003	US$0.100	2,000,000	-	-	2,000,000	-	Cancelled
March 26, 2003	US$0.050	3,000,000	-	-	-	3,000,000	March 26, 2006
April 10, 2003	US$0.040	3,750,000	-	-	-	3,750,000	April 10, 2006
May 16, 2003	US$0.030	3,000,000	-	-	-	3,000,000	May 16, 2006
June 11, 2003	US$0.030	3,000,000	-	-	-	3,000,000	June 11, 2006
July 7, 2003	US$0.031	2,500,000	-	-	-	2,500,000	July 7, 2006
August 21, 2003	US$0.075	1,000,000	-	-	-	1,000,000	August 21, 2006
September 5, 2003	US$0.060	-	2,000,000	-	-	2,000,000	September 5, 2006
October 31, 2003	US$0.060	-	2,000,000	-	-	2,000,000	October 31, 2006
February 10, 2004	US$0.040	-	4,000,000	-	-	4,000,000	February 10, 2007
February 18, 2004	US$0.045	-	2,500,000	-	-	2,500,000	February 18, 2007
March 30, 2004	US$0.0525	-	1,500,000	-	-	1,500,000	March 20, 2007
June 04, 2004	US$0.060	-	3,000,000	-	-	3,000,000	June 04, 2007
August 20, 2004	US$0.060	-	4,500,000	-	-	4,500,000	August 20, 2007

		39,672,334	19,500,000	-	2,319,000	56,853,334

              (1) See Subsequent Events note 9

... /10

SUNGOLD INTERNATIONAL HOLDINGS CORP.
(Formerly Sungold Entertainment Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED AUGUST 31, 2004

(A Development Stage Company)
(Presented in Canadian Dollars)

PAGE – 10–

Note 6	RELATED PARTY TRANSACTIONS

	a)	Loans payable of $9,696 (US$7,384) [2003 - $17,390 (US$12,250)] are from a director and officer of a subsidiary of the Company.

	b)	The Company extended an intention agreement with a company with a common director, for its Richmond/Vancouver Horseracing project. (See Pre-development Costs Note 3 a).

c)
During the year management fees of $58,353 [2003 - $286,603] were paid to a director and officer.  The fees are in the normal course of business and are measured at the exchange amount, which is the  amount of consideration established and agreed to by the related party.

d)
During the year consulting fees of $392,386 [2003 - $286,645] were paid to a director, a company with  common director, an officer, and a director and officer of a subsidiary of the Company. The fees are  in the normal course of business and are measured at the exchange amount, which is the amount  of consideration established and agreed to by the related parties.

e)
During the year the Company signed a $275,825 software development agreement with a consulting  company for its Horsepower™ program. As of August 31, 2004, the Company paid $69,580 as  progress payments. The owner of the consulting company is also the Chief Technical Officer of a  subsidiary - Horsepower Broadcasting Network (HBN) International Ltd. The fees are in the normal  course of business and are measured at the exchange amount, which is the amount of  consideration established and agreed to by the related parties.

Note 7	FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash, accounts payable and accrued liabilities and loans  payable. The loans payable are repayable in US dollars and subject to Canadian and United States currency  exchange rate fluctuation. Unless otherwise noted, it is management’s opinion that the Company is not  exposed to significant interest, currency or credit risks arising from these financial statements. The fair value  of these financial instruments approximates their carrying value, unless otherwise noted.

Note 8	ACCUMULATED LOSSES AND INCOME TAXES

The company has accumulated non-capital losses for income tax purposes of $10,204,294 which may be carried forward and used to reduce taxable income in future years. Under present tax legislation, these losses will expire as follows:

Year	Amount
$

2005	474,086
2006	653,279
2007	1,273,366
2008	1,714,246
2009	2,427,247
2010	2,473,112
2014	1,188,958
10,204,294

..../11

SUNGOLD INTERNATIONAL HOLDINGS CORP.
(Formerly Sungold Entertainment Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED AUGUST 31, 2004

(A Development Stage Company)
(Presented in Canadian Dollars)

PAGE – 11–

Note 8	ACCUMULATED LOSSES AND INCOME TAXES (continued)

The company also has accumulated capital losses for income tax purposes of $3,143,556 that may be carried forward indefinitely and used to reduce capital gains in the future.

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

Note 9	SUBSEQUENT EVENTS

	a)	On September 7, 2004, 1,000,000 US$0.20 share purchase warrants expired.

	b)	On October 1, 2004, the Company announced a private placement of 2,500,000 units at US$0.06 each and subsequently issued the units as shares for debts of US$150,000.

	c)	On October 24, 2004, 420,000 US$0.15 share purchase warrants expired.

	d)	On November 4, 2004, 1,000,000 US$0.15 share purchase warrants expired.

	e)	On December 14, 2004, 2,333,334 US$0.06 share purchase warrants expired.

... /12

SUNGOLD INTERNATIONAL HOLDINGS CORP.
(Formerly Sungold Entertainment Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED AUGUST 31, 2004

(A Development Stage Company)
(Presented in Canadian Dollars)

PAGE – 12 –

Note 10	UNITED STATES ACCOUNTING PRINCIPLES

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

	c)	Comprehensive Income

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

.... /13

SUNGOLD INTERNATIONAL HOLDINGS CORP.
(Formerly Sungold Entertainment Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED AUGUST 31, 2004

(A Development Stage Company)
(Presented in Canadian Dollars)

PAGE – 13 –

Note 10	UNITED STATES ACCOUNTING PRINCIPLES (Continued)

	d)	The following are balance sheet items under US GAAP that differ from Canadian GAAP:

	2004	2003	2002
	$	$	$

Pre-development costs	-	-	-
Share capital	24,670,304	23,285,107	20,867,384
Foreign currency adjustments	13,688	13,640	23,909
Accumulated Deficit During Development Stage	(24,179,064)	(22,904,186)	(20,302,771)

e)	The following table summarizes the effect on Deficit of differences between CDN GAAP and US GAAP:

	2004	2003	2002
	$	$	$

Deficit - CDN GAAP	(18,629,484)	(17,417,766)	(12,799,808)
Cumulative effect of previous
years’ adjustments	(5,486,420)	(7,502,963)	(7,633,398)
	(24,115,904)	(24,920,729)	(20,433,206)
US GAAP material adjustments:
• Effect of the write-off of pre-
development costs on net loss	(63,112)	2,006,274	125,909
• Foreign currency adjustments	(48)	10,269	4,526
	(63,160)	2,016,543	130,435
Deficit - US GAAP	(24,179,064)	(22,904,186)	(20,302,771)

..../14

SUNGOLD INTERNATIONAL HOLDINGS CORP.
(Formerly Sungold Entertainment Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED AUGUST 31, 2004

(A Development Stage Company)
(Presented in Canadian Dollars)

PAGE – 14 –

Note 10	UNITED STATES ACCOUNTING PRINCIPLES (continued)

	f)	The following table summarizes the effect on shareholders’ equity after considering the US GAAP adjustments:

			Deficit	Foreign
	Common	Additional	Accumulated	Currency	Total
	Shares	Paid-in	During	Translation	Shareholders’
	Amount	Capital	Development	Adjustments	Equity
			Stage
	$	$	$	$	$
Common Shares issued /net loss:
August 31, 1986
• Shares for cash	107,501	-	-	-	107,501
• Net loss under US GAAP	-	-	-	-	-
August 31, 1987	107,501	-	-	-	107,501
• Shares for cash	166,971	-	-	-	166,971
• Net loss under US GAAP	-	-	-	-	-
August 31, 1988	274,472	-	-	-	274,472
• Shares for cash	401,667	-	-	-	401,667
• Shares for property	227,000	-	-	-	227,000
• Net loss under US GAAP	-	-	(753,962)	-	(753,962)
August 31, 1989	903,139	-	(753,962)	-	149,177
• Shares for cash	622,215	-	-	-	622,215
• Shares for property	1,897,000	-	-	-	1,897,000
• Net loss under US GAAP	-	-	(575,612)	-	(575,612)
August 31, 1990	3,422,354	-	(1,329,574)	-	2,092,780
• Shares for cash	100,250	-	-	-	100,250
• Net loss under US GAAP	-	-	(350,482)	-	(350,482)
August 31, 1991	3,522,604	-	(1,680,056)	-	1,842,548
• Shares for cash	402,900	-	-	-	402,900
• Net loss under US GAAP	-	-	(1,420,584)	-	(1,420,584)
August 31, 1992	3,925,504	-	(3,100,640)	-	824,864
• Shares for cash	465,875	-	-	-	465,875
• Shares for property	150,000	-	-	-	150,000
• Net loss under US GAAP	-	-	(289,189)	-	(289,189)
August 31, 1993	4,541,379	-	(3,389,829)	-	1,151,550
• Shares for cash	576,500	-	-	-	576,500
• Net loss under US GAAP	-	-	(836,050)	-	(836,050)
August 31, 1994	5,117,879	-	(4,225,879)	-	892,000
• Shares for cash	175,000	-	-	-	175,000
• Foreign currency	-	-	-	3,448	3,448
• Net loss under US GAAP	-	-	(738,384)	-	(738,384)
August 31, 1995	5,292,879	-	(4,964,263)	3,448	332,064
• Shares for cash	255,750	-	-	-	255,750
• Foreign currency	-	-	-	3,329	3,329
• Net loss under US GAAP	-	-	(501,749)	-	(501,749)
August 31, 1996	5,548,629	-	(5,466,012)	6,777	89,394

..../15

SUNGOLD INTERNATIONAL HOLDINGS CORP.
(Formerly Sungold Entertainment Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED AUGUST 31, 2004

(A Development Stage Company)
(Presented in Canadian Dollars)

PAGE – 15 –

Note 10	UNITED STATES ACCOUNTING PRINCIPLES (continued)

			Deficit	Foreign
	Common	Additional	Accumulated	Currency	Total
	Shares	Paid in	During	Translation	Shareholders’
	Amount	Capital	Development	Adjustments	Equity
			Stage
	$	$	$	$	$
August 31, 1996 – balance forward	5,548,629	-	(5,466,012)	6,777	89,394
• Shares for cash	1,250,000	-	-	-	1,250,000
• Share-based compensation	1,345,680	-	(1,345,680)	-	-
• Foreign currency	-	-	-	(1,646)	(1,646)
• Net loss under US GAAP	-	-	(1,046,798)	-	(1,046,798)
August 31, 1997	8,144,309	-	(7,858,490)	5,131	290,950
• Shares for cash	1,351,967	-	-	-	1,351,967
• Share-based compensation	2,078,946	-	(2,078,946)	-	-
• Foreign currency	-	-	-	11,140	11,140
• Net loss under US GAAP	-	-	(1,297,719)	-	(1,297,719)
August 31, 1998	11,575,222	-	(11,235,155)	16,271	356,338
• Shares for cash	1,044,358	-	-	-	1,044,358
• Share-based compensation	1,286,112	-	(1,286,112)	-	-
• Foreign currency	-	-	-	(18,372)	(18,372)
• Net loss under US GAAP	-	-	(1,300,904)	-	(1,300,904)
August 31, 1999	13,905,692	-	(13,822,171)	(2,101)	81,420
• Shares for cash	2,182,351	-	-	-	2,182,351
• Foreign currency	-	-	-	18,438	18,438
• Net loss under US GAAP	-	-	(1,956,433)	-	(1,956,433)
August 31, 2000	16,088,043	-	(15,778,604)	16,337	325,776
• Shares for cash	2,391,331	-	-	-	2,391,331
• Foreign currency	-	-	-	12,098	12,098
• Net loss under US GAAP	-	-	(2,051,962)	-	(2,051,962)
August 31, 2001	18,479,374	-	(17,830,566)	28,435	677,243
• Shares for cash	2,388,010	-	-	-	2,388,010
• Foreign currency	-	-	-	(4,526)	(4,526)
• Net loss under US GAAP	-	-	(2,472,205)	-	(2,472,205)
August 31, 2002	20,867,384	-	(20,302,771)	23,909	588,522
• Shares issuance	2,417,723	-	-	-	2,417,723
• Share-based compensation	-	51,922	-	-	51,922
• Foreign currency	-	-	-	(10,269)	(10,269)
• Net loss under US GAAP	-	-	(2,601,415)	-	(2,601,415)
August 31, 2003	23,285,107	51,922	(22,904,186)	13,640	446,483
• Shares issuance	1,385,197	-	-	-	1,385,197
• Foreign currency	-	-	-	48	48
• Net loss under US GAAP	-	-	(1,274,878)	-	(1,274,878)
August 31, 2004	24,670,304	51,922	(24,179,064)	13,688	556,850

..../16

SUNGOLD INTERNATIONAL HOLDINGS CORP.
(Formerly Sungold Entertainment Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED AUGUST 31, 2004

(A Development Stage Company)
(Presented in Canadian Dollars)

PAGE – 16 –

Note 10	UNITED STATES ACCOUNTING PRINCIPLES (continued)

	g)	The following table summarizes the effect on Net Loss of differences between CDN GAAP and US GAAP:

	Cumulative	2004	2003	2002
	Amounts
	From
	Apr 7/86 to
	Aug 31/04
	$	$	$	$

Net loss under CDN GAAP	(18,629,484)	(1,211,718)	(4,617,958)	(2,602,640)
US GAAP material adjustments:
• Effect of the write-off of pre-
development costs on net loss	(825,154)	(63,112)	2,006,274	125,909
• Share-based compensation	(4,710,738)	-	-	-
• Foreign currency adjustments	(13,688)	(48)	10,269	4,526
Net loss under US GAAP	(24,179,064)	(1,274,878)	(2,601,415)	(2,472,205)

Loss per share under US GAAP		0.0138	0.0383	0.0533

Weighted average number of shares		92,239,057	67,894,398	46,403,429

... /17

SUNGOLD INTERNATIONAL HOLDINGS CORP.
(Formerly Sungold Entertainment Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED AUGUST 31, 2004

(A Development Stage Company)
(Presented in Canadian Dollars)

PAGE – 17 –

Note 10	UNITED STATES ACCOUNTING PRINCIPLES (continued)

	k)	New Accounting Standards

Under the Securities and Exchange Commission’s Staff Accounting Bulletin No.74, the Company is required to disclose certain information related to recently issued accounting standards. The recently issued accounting standards are summarized as follows:

U.S. Standards

In December 2003, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin (SAB) No. 104 “ Revenue Recognition”, which codifies, revises and rescinds certain sections of SAB 101, “revenue Recognition”, in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The Company does not expect that adoption of SAB 104 will have a material impact on its results from operations or financial position.

In March 2004, the SEC issued Staff Accounting Bulletin (SAB) No. 105 “Loan Commitments Accounted for as Derivative Instruments”, which summarizes the views of the SEC staff regarding the application of generally accepted accounting principles to loan commitments accounted for as derivative instruments. SAB 105 must be applied to loan commitments entered into after March 31, 2004. The Company does not expect that adoption of SAB 105 will have a material impact on its results from operations or financial position.

In March 2004, the Public Company Accounting Oversight Board (United States) (“PCAOB”) approved an auditing standard that addresses both the work required to audit internal controls over financial reporting and the relationship between that audit and the audit of financial statements. Auditing standard No. 1 is effective for audits of companies on May 15, 2004.

Canadian Standards

In March 2003, the Canadian Institute of Chartered Accountants (“CICA”) issued new Section 3110, Asset Retirement Obligations effective for financial years beginning on or after January 1, 2004. The new standard focuses on the recognition and measurement of liabilities for obligations associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets. The standard requires the recognition of any statutory, contractual or other legal obligation, normally when incurred. The obligations are measured initially at fair value and the resulting costs capitalized into the carrying amount of the related asset. In subsequent periods, the liability is adjusted for the accretion of discount and any changes in the amount or timing of the underlying future cash flows. The asset retirement cost is amortized to income on a systematic and rational basis. The Company does not expect that adoption of Section 3110 will have a material impact on its results from operations or financial position.

In June 2003 and amended in September 2004, the CICA issued Accounting Guideline 15 Consolidation of Variable Interest Entities (AcG-15), is harmonized with FASB Interpretation No. 46, with the same title, to provide guidance for applying the principles in Subsidiaries, Section 1590, to certain special-purpose entities. The consolidation requirement in the Guideline will be effective for all annual and interim periods beginning on or after November 1, 2004. The Company does not expect that adoption of AcG-15 will have a material impact on its results from operations or financial position.

..../18

SUNGOLD INTERNATIONAL HOLDINGS CORP.
(Formerly Sungold Entertainment Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED AUGUST 31, 2004

(A Development Stage Company)
(Presented in Canadian Dollars)

PAGE – 18 –

NOTE 10	UNITED STATES ACCOUNTING PRINCIPLES (continued)

	k)	New Accounting Standards (continued)

Canadian Standards (Continued)

In July 2003, the CICA issued new Handbook Sections 1100, Generally Accepted Accounting Principles, and 1400 General Standards of Financial Statement Presentation. Section 1100 describes what constitutes Canadian GAAP and its sources, and provides guidance on sources to consult when selecting accounting policies and appropriate disclosure when a matter is not dealt with explicitly in the primary sources of GAAP, thereby recodifying the Canadian GAAP hierarchy. Section 1400 clarifies what is fair presentation in accordance with GAAP and provides general guidance on financial presentation. These sections apply to fiscal years beginning on or after October 1, 2003. The Company adopted the standards for current year and does not expect the adoption has a material impact of its results from operations or financial position.

In December 2003, the CICA issued Emerging Issues Committee Abstract, EIC-141 Revenue Recognition, EIC-142, Revenue Arrangements with Multiple Deliverables, and EIC-143 Accounting for Separately Priced Extended Warranty and Product Maintenance Contracts, which highlight broad principles that are considered when determining the appropriate application of revenue recognition policies. EIC-141, 142 and 143 are effective in the first interim or annual fiscal period beginning December 17, 2003. As the Company is still in pre-operating stage with no revenue, the Company does not expect that adoption of EIC-141, EIC-142 and EIC-143 will have a material impact on its results from operations or financial position.

In January 2004, the CICA issued Emerging Issues Committee Abstract, EIC-144 Accounting by a Customer (Including a Reseller) for Certain Consideration Received From a Vendor, which provides guidance on how a customer (including a reseller) of a vendor’s products should account for cash consideration received from a vendor. EIC-144 should be applied retroactively to all financial statements for the first interim or annual fiscal period ending after August 15, 2004. As the Company is still in pre-operating stage with no revenue, the Company does not expect that adoption of EIC-144 will have a material impact on its results from operations or financial position.

In January 2004, the CICA issued Accounting Guideline 15 Investment companies (AcG-18). The guideline provides guidance regarding an investment company’s measurement of its investments, determining whether an entity is an investment company; and when an investor in an investment company should account for the investment company’s investments in the same manner as the investment company accounts for those investments. AcG-18 is effective for fiscal year beginning on or after July 1, 2004. The Company does not expect that adoption of AcG-18 will have a material impact on its results from operations or financial position.

In March 2004, the CICA issued Emerging Issues Committee Abstract, EIC-145 Accounting for Assets Acquired upon the Formation of an Income Trust. EIC-145 should be applied to transactions that are initiated on or after January 1, 2004. As the Company does not anticipate the formation of income trusts, the Company does not expect that adoption of EIC-145 will have a material impact on its results from operations or financial position.

..../19

SUNGOLD INTERNATIONAL HOLDINGS CORP.
(Formerly Sungold Entertainment Corp.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED AUGUST 31, 2004

(A Development Stage Company)
(Presented in Canadian Dollars)

PAGE – 19 –

NOTE 10	UNITED STATES ACCOUNTING PRINCIPLES (continued)

	k)	New Accounting Standards (continued)

Canadian Standards (Continued)

In March 2004, the CICA issued Emerging Issues Committee Abstract, EIC-146 Flow-Through Shares, which required that the future income tax liability should be recognized, and the shareholders’ equity reduced, on the date that the company renounces the flow-through shares tax credits associated with the expenditures. In addition, the Committee noted that the benefits of the loss carryforward to be recognized would have been recognized as a reduction of income tax expense included in the determination of net income or loss in the period incurred, except for the failure to meet the requirement of the “more likely than not” test. EIC-146 should be applied to transactions that are initiated on or after March 19, 2004. As the Company does anticipate issuing any flow-through shares, the Company does not expect that adoption of EIC-146 will have a material impact on its results from operations or financial position.

In March 2004, the CICA amended Section 3461, Employee Future Benefits for financial years beginning on or after June 30, 2004, with earlier adoption encouraged. The amendments improve and expand the disclosure requirements, including clarifying the nature of accounting policy disclosures that should be made. As the Company does not have any employee pension plans, the Company does not expect that adoption of Section 3461 will have a material impact on its results from operations or financial position.

In April 2004, the CICA issued Emerging Issues Committee Abstract, EIC-147 Implementation of Accounting Changes Resulting from the Application of CICA 1100 Generally Accepted Accounting Principles. The abstract discussed a change involving in the basis of measurement of a recognized asset or liability between cost and fair value, a change involving in the accounting method for an investment between the cost, equity and consideration methods and adjustment to net income arising from the implementation of CICA 1100. EIC-147 should be applied to transactions that are initiated on or after April 19, 2004. The Company adopted the standards for current year and did not expect the adoption has a material impact of its results from operations or financial position.

In July 2004, the CICA issued Emerging Issues Committee Abstract, EIC-148 Accounting for Shares that Provide Investors with a Sale Right. EIC-148 should be applied to transactions that are initiated on or after July 30, 2004. As the Company does not have any shares that provide investors with a sale right, the Company does not expect that adoption of EIC-148 will have a material impact on its results from operations or financial position.

(b)	Exhibits

Exhibit Number	Description
1.1	Certificate of Incorporation for 307198 B.C. Ltd. dated April 7, 1986.(1)
1.2	Certificate for 307198 B.C. Ltd. changing name to Fircrest Resources Ltd. dated July 2, 1986.(1)
1.3	Certificate for Fircrest Resources Ltd. changing name to NTC Capital Corporation dated October 30, 1991. (1)
1.4	Certificate of Change of Name for NTC Capital Corporation changing name to Sungold Gaming Inc. dated March 1, 1994.(1)
1.5	Certificate of Change of Name for Sungold Gaming Inc. changing name to Sungold Gaming International Ltd. dated May 26, 1997.(1)
1.6	Altered Memorandum of the Corporation dated February 22, 2002, effective June 13, 2002, amending share capital.(3)
1.7	Articles of Continuance.(4)
1.8	Bylaw No. 1 of the Corporation.(4)
4.1	Consulting Agreement between Sungold Gaming International Ltd. and Kim N. Hart dated May 1, 1998.(1)
4.2	Consulting Agreement between Sungold Gaming International Ltd. and Anne Kennedy dated July 1, 1998.(1)
4.3	Consulting Agreement between Horsepower Network.com Inc. and Kim N. Hart dated May 1, 2000.(4)
4.4	Agreement dated May 2, 2001 between the Corporation and Safespending Services Inc.(2)
4.5	Agreement dated May 2, 2001 between the Corporation and Jerome Nootebos.(2)
4.6	Consulting Agreement between Horsepower Broadcasting Network (HBN) International Ltd. and Larry Simpson dated October 11, 2002.(3)
4.7	Amendment to Consulting Agreement dated January 2, 2003, between the Corporation and Kim N. Hart. (3)
4.8	Amendment to Consulting Agreement dated January 2, 2003, between the Corporation and Anne Kennedy.(3)
4.9	Letter of Intent-Extension between TAC International Investments LLC and the Corporation dated September 30, 2003.(4)
4.10	Amendment to Consulting Agreement dated October 1, 2003, between the Corporation and Anne Kennedy.(1)
4.11	Amendment to Consulting Agreement dated October 1, 2003, between the Corporation and Kim N. Hart.(1)
4.12	Amendment to Consulting Agreement dated January 2, 2004, between the Corporation and Anne Kennedy.(4)
4.13	Amendment to Consulting Agreement dated January 2, 2004, between the Corporation and Kim N. Hart.(4)
4.14	Amendment to Consulting Agreement dated January 2, 2004, between Horsepower Broadcasting Network (HBN) International Ltd. and Kim N. Hart.(4)
4.15	Business Services Agreement dated January 18, 2005, between Sungold International Holdings Corp. and Hart Ventures.
4.16	Option Agreement dated March, 2004 between the Corporation and A.C. Gilmore & Sons (Farms) Ltd.
4.17	Consulting Agreement dated June 28, 2004 between the Corporation and T-SWAT Consulting Ltd.
4.18	License Agreement dated May 12, 2004 between Truro Raceway and Horsepower Broadcasting Network (HBN) International Ltd.
4.19	License Agreement dated August 13, 2004 between Inverness Raceway and Horsepower Broadcasting Network (HBN) International Ltd.
4.20	License Agreement dated April 2, 2004 between Manitoba Jockey Club dba as Assinbonia Downs and Horsepower Broadcasting Network (HBN) International Ltd.
4.21	License Agreement dated March 8, 2004 between Pompano Park Racing and Horsepower Broadcasting Network (HBN) International Ltd.
4.22	License Agreement dated September 28, 2004 between Fredericton Exhibition Limited and Horsepower Broadcasting Network (HBN) International Ltd.
4.23	License Agreement dated November 15, 2004 between Flagler Greyhound Track and Horsepower Broadcasting Network (HBN) International Ltd.
4.24	License Agreement dated November 24, 2004 between Buffalo Trotting Association and Horsepower Broadcasting Network (HBN) International Ltd.

Exhibit Number	Description
4.25	Letter of Intent-Extension between TAC International Investments LLC and the Corporation dated July 30, 2004.
6	See Note 10 to the Corporation’s consolidated financial statements included in Item 17 of this Form 20-F for information on how earnings per share information was calculated.
8	List of significant subsidiaries.
12.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(1)	Previously filed as an exhibit to the Corporation’s Registration Statement on Form 20-F filed on February 20, 2002.
(2)	Previously filed as an exhibit to the Corporation’s Annual Report on Form 20-F filed on February 28, 2002.
(3)	Previously filed as an exhibit to the Corporation’s Annual Report on Form 20-F filed on March 17, 2003.
(4)	Previously filed as an exhibit to the Corporation’s Annual Report on Form 20-F filed March 19, 2004.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

SUNGOLD INTERNATIONAL HOLDINGS CORP.

Date: March 15, 2005	By:	“Art Cowie”
Art Cowie
President and Chief Executive Officer