Form 20-F
period 2005-08-31
SUNGOLD INTERNATIONAL HOLDINGS CORP
filed 2006-03-15
CIK 1073674

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED AUGUST 31, 2005

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Event requiring this shell company report …………

COMMISSION FILE NUMBER 000-30006

SUNGOLD INTERNATIONAL HOLDINGS CORP.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant's name into English)

Canada
(Jurisdiction of incorporation or organization)

300-940 The East Mall
Toronto, Ontario, Canada M9B 6J7
(Address of principal executive offices)

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:

Title of each Class	Name of each exchange on which registered
None	N/A

Securities registered or to be registered pursuant to Section 12(g) of the Act: Common Shares

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: Not Applicable

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report. COMMON SHARES: 119,607,800

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

This document contains statements that constitute “forward-looking statements”. Forward looking statements include the words “believes”, “anticipates”, “intends”, “expects”, “estimates”, “projects” and words of similar import, as well as all projections of future results. Such forward-looking statements involved known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements of the Corporation expressed or implied by such forward-looking statements. Such risks are discussed in Item 3D “Risk Factors.” The statements contained in Item 4B “Business Overview” and Item 5 “Operating and Financial Review and Prospects” are inherently subject to a variety of risks and uncertainties that could cause actual results, performance or achievements to differ significantly. You should carefully review the cautionary statements and risk factors contained herein and in other documents that the Corporation files from time to time with the United States Securities and Exchange Commission.

-i-

ITEM 1.                 IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not Applicable.

ITEM 2.                 OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.                 KEY INFORMATION

A.                            SELECTED FINANCIAL DATA

The following table presents selected consolidated financial data of the Corporation for the fiscal years 2001, 2002, 2003, 2004 and 2005. You should read this information in conjunction with the financial statements included elsewhere in this Annual Report. The Corporation’s financial statements have been audited by Loewen, Stronach & Co., Chartered Accountants, the Corporation’s independent accountants. The financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”). Note 13 to the Corporation’s financial statements provides a description of the principal differences between Canadian GAAP and United States Generally Accepted Accounting Principles (“US GAAP”), as they relate to the Corporation, and a reconciliation to US GAAP of the Corporation’s net income and stockholders’ equity.

All information provided in the Summary of Financial Information below is in Canadian dollars and has been compiled according to Canadian GAAP and reconciled with U.S. GAAP at Note 10 to the Financial Statements.

	2005	2004	2003	2002	2001
	(Cdn$)	(Cdn$)	(Cdn$)	(Cdn$)	(Cdn$)
OPERATING DATA:

Revenue(1)	-	-	-	-	-
General And
Administrative Expenses(1)	1,988,897	1,211,718	2,600,538	2,443,823	1,723,506

Net (Loss) from Operations
- Canadian GAAP	(1,988,897)	(1,211,718)	(4,617,958)	(2,602,640)	(2,184,080)
- US GAAP	(1,389,886)	(1,274,878)	(2,601,415)	(2,472,205)	(2,051,962)
Net (Loss) Per Share(2)
- Canadian GAAP	(0.02)	(0.01)	(0.07)	(0.06)	(0.07)
- US GAAP	(0.01)	(0.01)	(0.04)	(0.05)	(0.06)

	2005	2004	2003	2002	2001

	(Cdn$)	(Cdn$)	(Cdn$)	(Cdn$)	(Cdn$)
Working Capital (Deficiency)	(187,667)	34,395	(157,799)	64,291	18,214
Total Assets
- Canadian GAAP	928,938	1,592,034	1,418,406	3,708,525	3,739,902
- US GAAP	704,040	766,880	656,364	940,209	845,677
Total Liabilities	278,214	210,030	209,881	351,687	168,434

	2005	2004	2003	2002	2001
	(Cdn$)	(Cdn$)	(Cdn$)	(Cdn$)	(Cdn$)
Shareholders Equity
- Canadian GAAP	650,724	1,382,004	1,208,525	3,356,838	3,571,468
- US GAAP	425,826	556,850	446,483	588,522	677,243
Long-Term Obligations	14,519	-	17,253	36,676	52,724
Capital Stock	119,607,800	103,364,740	79,871,209	50,121,209	34,454,543
Dividends Declared Per Share	-	-	-	-	-

(1)

Immaterial revenue received in prior years from the Horsepower® game (2003 - $1,317; 2002 - $19,457; 2001 - $12,430) has been reclassified to show net of prizes expense. Foreign exchange gains (losses) have been reclassified to form part of the general and administrative expenses from revenue.

CURRENCY AND EXCHANGE RATES

The Corporation prepares its financial statements in Canadian dollars. In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian dollars. The following tables set forth, for the periods and dates indicated, information concerning the exchange rates between U.S. dollars and Canadian dollars based on the noon rates of exchange as reported by the Bank of Canada, expressed in U.S. dollars per Canadian dollar. No representation is made that the Canadian dollar amounts, on the one hand, or the U.S. dollar amounts, on the other hand, referred to in this Annual Report could be or could have been converted in U.S. dollars or Canadian dollars, as the case may be, at any particular rate or at all.

Year Ended	Average(1)	High	Low	Period End
	(US$)	(US$)	(US$)	(US$)
August 31, 2001	0.6539	0.6787	0.6334	0.6461
August 31, 2002	0.6358	0.6618	0.6199	0.6415
August 31, 2003	0.6790	0.7495	0.6273	0.7220
August 31, 2004	0.7522	0.7879	0.7159	0.7595
August 31, 2005	0.8163	0.8411	0.7912	0.8411

Month	Average(2)	High	Low	Period End
	(US$)	(US$)	(US$)	(US$)
August 2005	0.8308	0.8411	0.8205	0.8411
September 2005	0.8519	0.8613	0.8425	0.8613
October 2005	0.8495	0.8577	0.8413	0.8566
November 2005	0.8470	0.8579	0.8361	0.8566
December 2005	0.8606	0.8690	0.8522	0.8577
January 2006	0.8635	0.8742	0.8528	0.8742
Notes:
(1)	The average of the noon buying rates on the last business day of each month during the period.
(2)	The average of the lowest and the highest noon buying rates during the month.

The noon rate of exchange on February 20, 2006 as reported by the United States Federal Reserve Bank of New York for the conversion of Canadian dollars into United States dollars was $1.148 ($1.00 = US$0.8711) .

B.                           CAPITALIZATION AND INDEBTEDNESS

Not Applicable.

C.                           REASONS FOR THE OFFER AND USE OF PROCEEDS

Not Applicable.

D.                            RISK FACTORS

The securities of the Corporation are highly speculative. In evaluating the Corporation, it is important to consider that the Corporation is in the development stage of its operations as a software supplier of a virtual pari-mutuel wagering entertainment system, and an Internet anonymous payment system. A prospective investor or other person reviewing the Corporation should not consider an investment unless the investor is capable of sustaining an economic loss of the entire investment. All costs have been funded through equity. Certain risks are associated with the Corporation’s business including the following:

Limited History of Operations

The Corporation has a limited history of operations. Investors should be aware of the delays, expenses and difficulties encountered in an enterprise in this stage, many of which may be beyond the Corporation’s or its affiliates’ control, including, but not limited to, the regulatory environment in which the Corporation expects to operate, problems related to regulatory compliance costs and delay, marketing difficulties and costs that may exceed current estimates. The Corporation is dependent on receiving jurisdictional approvals to have its Horsepower® pari-mutuel wagering based virtual horse racing game legalized as an alternative form of pari-mutuel wagering. The Corporation does not expect to receive any revenues from operations until the required approvals are received and the projects begin operations in a commercially profitable manner. There can be no assurance that any jurisdictional approvals will be obtained for the proposed pari-mutuel licensed facilities at Authorized Racing Affiliates that the Corporation has entered into five year exclusive license agreements with. There can be no assurance that the Corporation or its affiliates will be able to implement their business strategies and successfully develop any of the planned development projects or complete their projects according to specifications in a timely manner or on a profitable basis. The Corporation will require additional financing to carry out its business plan and, if financing is unavailable for any reason, the Corporation may be unable to carry out its business plan.

Governmental Regulations; Uncertainty of Obtaining Licenses

Racetrack establishment operations are subject to federal, provincial and local regulations. Federal, state, provincial and the applicable local authorities will require various licenses, permits and approvals. The local and federal authorities may, among other things, revoke a business license, or the license of any individual or registered entity. No racetrack has yet obtained the government licenses, permits and approvals necessary for the operation of the proposed pari-mutuel wagering activities. Business licenses and related approvals are generally deemed to be privileges under the law and no assurances can be given that any licenses, permits or approvals that may be required will be given or that existing ones will not be revoked. In particular, the Corporation’s Horsepower® World Pool racing system and operations will require various approvals from the applicable authorities, and this approval process can be time consuming and costly with no assurance of success. Moreover, all of the Corporation’s projects are subject to risks from political and economic uncertainty, which are beyond the control of the Corporation. The application processes for securing business licenses are complex and time consuming. Each project has specific requirements.

The laws, rules and regulations governing the Corporation’s proposed projects are subject to change and variation prior to the Corporation obtaining the required licenses. To a certain extent, the licensing process is a political process and the Corporation may face delays in obtaining licenses due to political changes or competing political interests.

Need for Additional Financing to Fund Current Commitments

The Corporation requires further financing to continue its daily operations and to fund ongoing project development. The Corporation anticipates it will need to raise approximately US$1,450,000 to meet its current operating budget for the fiscal year ending August 31, 2006. If additional financing is not available at all or on acceptable terms, the Corporation may have to substantially reduce or cease its operations.

The development of the Corporation’s business will depend upon cash flow from operations and the Corporation’s ability to obtain financing through private placement financing, or other means. The Corporation currently has no significant revenues from operations and is experiencing negative cash flow, accordingly, the only other sources of funds presently available to the Corporation is through the sale of equity and debt capital. While the Corporation has successfully raised such capital in the past there can be no assurance that it will be able to do so in the future. If the Corporation cannot obtain sufficient capital to fund its planned expenditures, its planned operations may be significantly delayed or abandoned. Any such delay or abandonment could result in cost increases and adversely affect the Corporation’s future results which could result in a material adverse effect on an investment in the Corporation’s securities.

Future Revenues Depend On the Corporation’s Ability To Get Patent Protection For its Technology.

Protection of trade secrets and proprietary know how is critical to the Corporation’s success. If the Corporation’s competitors independently develop similar or superior technologies or gain access to the Corportion’s trade secrets, its business will be materially and adversely affected. Accordingly, the Corporation depends on patent protection for these products. If the Corporation is unable to obtain patent protection for its technology, they may not be able to gain a competitive advantage or protect the technology and the Coporation’s business may be adversely affected.

The Corporation may incur substantial costs seeking to enforce its patent rights against infringement or the unauthorized use of the Corporation’s proprietary technology by others or in defending the Corporation against similar claims of others. The Corporation’s trade secrets and proprietary know how are critical for it to achieve and maintain a competitive position. The Corporation cannot assure you that others may not independently develop similar or superior technologies or gain access to the Corporation’s trade secrets or know how.

The racing industry is subject to a number of factors beyond the Corporation’s control including changes in economic conditions, industry competition, management risks

The Corporation’s projects are speculative by their nature and involve a high degree of risk. The racing industry is subject to a number of factors beyond the Corporation’s control including changes in economic conditions, industry competition and management risks, changes in racing products, variability in operating costs, changes in government and changes in regulatory authorities’ rules and regulations. Any such changes in economic conditions and industry competition could result in cost increases and adversely affect the Corporation’s future results which could result in a material adverse effect on an investment in the Corporation’s securities.

The Corporation’s Common Stock is Traded on the OTC Bulletin Board and as a Result May Experience Price and Volume Fluctuations.

The market price of the Corporation’s common stock is subject to fluctuations in response to several factors, such as:

1.	actual or anticipated variations in the Corporation’s results of operations;
2.	the Corporation’s ability or inability to generate new revenues;
3.	competition; and
4.	conditions and trends in the horse racing industry.

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

The Corporation’s Audited Financial Statements Contain a Note about the Corporation’s Ability to Continue as a Going Concern

The Corporation’s financial statements have been prepared on the basis of accounting principles applicable to a going concern. As of August 31, 2005, the Corporation had an accumulated deficit of $20,618,381which increased to $20,891,342 as at November 30, 2005, which, if prepared under US GAAP, would have an accumulated deficit of $25,568,050 as at August 31, 2005 and $25,842,484 as at November 30, 2005. The Corporation’s ability to continue as a going concern and the recoverability of the amounts shown for predevelopment costs is primarily dependant on the ability of the Corporation to operate the Horsepower® World Pool, and or the SafeSpending™ system profitably in the future. The Corporation plans to meet anticipated financing needs through private placements, debt offerings, public offerings or joint venture participation by others. Failure to continue as a going concern would require a restatement of assets and liabilities on a liquidation basis, which would differ materially from the going concern basis on which the Corporation’s financial statements were prepared.

Under U.S. GAAP, the auditor’s report on the consolidated financial statements contains an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on a company’s ability to continue as a going concern such as those described in Note 2 to the Corporation’s audited financial statements.

It may be difficult for United States investors to effect service of process within the United States upon the Corporation or upon those directors or officers who are not residents of the United States

The Corporation is incorporated under the laws of Canada and a majority of the Corporation’s officers are residents of Canada. Consequently, it may be difficult for United States investors to effect service of process within the United States upon the Corporation or upon those directors or officers who are not residents of the United States, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934, as amended. A judgment of a U.S. court predicated solely upon such civil liabilities may not be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Corporation predicated solely upon such civil liabilities.

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

Offices

The Corporation’s head office and registered office, since February 10, 2006, is located at 300-940 The East Mall, Toronto Ontario Canada, M9B 6J7 (Tel: 416-621-4519).

History and Development of the Corporation

The Corporation is a development stage company focused on the development of a pari-mutuel, virtual, horseracing entertainment software, advertising sales designed to operate in conjunction with this software, and an internet payment system. From 1988 to 1993, the Corporation was engaged in the mineral exploration business. Beginning in 1993, the Corporation decided to refocus its principal business and concentrate its resources on developing the above projects and two others which have since been abandoned.

The first such abandoned project was an agreement in 1994 with the Gun Lake Indian Band in the State of Michigan, to develop and manage a full service casino and gaming operation (the “Gun Lake Agreement”). In 1999, the Gun Lake Band breached the agreement with the Corporation. As a result, the Corporation filed a lawsuit in the Michigan courts against the Gun Lake Band claiming damages for breach of contract. In 2002, the Michigan Court of Appeals court dismissed the appeal on the basis of the Gun Lake Band’s claim of sovereign immunity. In 2003, the Michigan Supreme Court denied the Corporation an application to appeal the Michigan Court of Appeals court decision and in 2003 the Corporation decided not to appeal the decision to the United States Supreme Court. This project was written off in fiscal 2003.

The other abandoned project was a letter of intent dated December 8, 1997, which was subsequently amended and extended, with TAC International Investments LLC (“TAC”), a private investment company, regarding Richmond Thoroughbred Training Centre. Pursuant to the TAC letter of intent, if the Corporation had received authorization to develop the complex from the City of Richmond and the Province of British Columbia prior to October 1, 2005, TAC had agreed to purchase six million common treasury shares of the Corporation at US $4.00 per share by way of private placement. In July 2004, this project was amended when the Corporation obtained an option to purchase 126 acres of land southwest of No. 8 Road and Westminster Highway in Richmond, BC, Canada for the purpose of developing a horse training complex, subject to approval of all zoning and regulatory authorities. The agreement gave the Corporation the option to purchase the Westminster Property for $10,500,000 until January 2, 2005, and in July 2004, the Corporation renegotiated to extend the agreement with TAC International Investments LLC (“TAC”) which was interested in both the Vancouver one-mile racecourse and the Corporation’s Richmond Equine Training Center project. The agreement set out the intention of both parties that upon the Corporation receiving the appropriate permission from the Cities of Vancouver and Richmond, British Columbia and from the Province of British Columbia to develop the project, the interested party would purchase 6 million common treasury shares of Sungold at a price of US$4.00 per share. The agreement was extended to October 1, 2005. Zoning approvals were not achieved, the option to purchase the land was allowed to expire on January 2, 2005, and the Corporation expensed the pre-development costs for the project in 2005 in the amount of $628,246.

In September, 1999, the Corporation, through its wholly owned subsidiary, Horsepower Broadcasting Network Inc., the Corporation acquired computer hardware for developing software and leased a hosting facility that enabled Horsepower to operate the $US based world wagering pool at licensed racetracks and licensed teletheatres worldwide. The Corporation engaged another of its wholly owned subsidiaries Horsepower Broadcasting Network (HBN) International Ltd. (“HBN”) to test run their US$ wagering program through the internet.

In May, 2001, the Corporation acquired the right, title and interest to the internet payment system technology of SafeSpending™ from SafeSpending Services Inc. The SafeSpending™ internet payment system is intended to become a prepaid spending system that uses a unique and personalized PIN number which can be used to make anonymous purchases online from merchants and individuals. The acquisition agreement includes all copyrights, trademarks, source codes and SafeSpending’s intellectual property. Under the terms of agreement the Corporation agreed to pay a 7.5% royalty upon the Corporation or its licensed subsidiary receiving $1,000,000 in net revenue from operation, sale or license of the technology.

In March 2003, the Corporation made a strategic decision to offer the Horsepower® pari-mutuel wagering system and the Horsepower® World Pool, exclusively through licensed, land based racetracks and licensed off track betting centres and to grant long term licenses to operate the Horsepower® pari-mutuel wagering system exclusively to authorized racetrack affiliates (“A.R.A.'S”) worldwide.

In fiscal 2004, the Corporation’s wholly owned subsidiary Horsepower Broadcasting Network (HBN) International Ltd. (“HBN”) entered into five year non-exclusive and non-transferable license agreements for the use of HBN’s Horsepower® pari-mutuel wagering based virtual horse racing game and certain maintenance and support services in relation to the operation and installation of the Horsepower® system, with the following licensees the (“Licensees”):

(a)	Pompano Park Racing, the license agreement was entered into in March, 2004.
(b)	Manitoba Jockey Club Inc, the license agreement was entered into in April, 2004.
(c)	Truro Raceway, the license agreement was entered into in May, 2004.
(d)	Inverness Raceway, the license agreement was entered into in August, 2004.

In consideration of the grant of license each Licensee agreed to pay 85% of the net revenue received by the Licensee from customers playing the Horsepower® game. Each of the license agreements is subject to termination in the event that: (i) the Licensee fails to make any required payments under the agreement, (ii) the Licensee breaches any of its covenants or commits a breach of its obligations under the agreement that are not cured within 20 days written notice to the Licensee.

Recent Corporate Developments

Since the completion of our fiscal year ended August 31, 2004, the Corporation has experienced the following significant corporate developments:

1.

On November 22, 2005, Horsepower Broadcasting Network (HBN) International Ltd., the Corporation’s subsidiary, signed a Letter of Intent with Clinton Phipps Racetrack to be an Authorized Racetrack Affiliate for a five year exclusive license agreement for the pari-mutuel product Horsepower® World Pool at the U.S. Virgin Island facilities on St. Thomas. The definitive five year licensing agreement will be subject to all mandatory legal approvals. There can be no assurance that the definitive agreement will be completed.

2.

In November 2005 the Corporation announced the appointment of Patrick Kearns as Vice President International Operations to coordinate international efforts and develop opportunities in the emerging markets of Europe. The Corporation entered into a management services agreement with Patrick Kearns dated effective November 14, 2005 pursuant to which Mr. Kearns agreed to act as VP of International Operations of Sungold in consideration of which the Corporation agreed to: (i) pay a monthly fee of £$3,000, (ii) issue an option to purchase 250,000 shares of the Corporation’s common stock at a price of $0.15 per share expiring May 31, 2007, and (iii) issue 100,000 shares of the Corporation’s common stock upon execution of the agreement and a further 250,000 upon achievement of certain milestones. The agreement is for a six month term and may be terminated at any time by Sungold on two months notice.

3.

For fiscal 2005, the Corporation has focused on five strategic objectives: strengthening management, finishing the software development of the Horsepower® World Pool software system, marketing the product to licensed pari- mutuel wagering establishments, obtaining requisite legal approvals in the appropriate jurisdictions, and starting the software development of the SafeSpending™ Internet Payment system.

4.

As part of the Corporation’s restructuring of management since the completion of the Corporation’s prior fiscal year, the Corporation appointed a new Chief Financial Officer, President, Vice-President Corporate Development, and Vice-President Administration. The Corporation appointed Keith Blackwell as Chief Executive Officer and Chief Financial Officer, Paul Coulter as Vice-President Administration of Sungold, Patrick Kearns as Vice-President International Operations of Sungold, Troy Griffin as Vice-President Corporate Development of Sungold and President and CEO of Safespending Inc., Tony Currie as President of Sungold, Larry Simpson as President and CEO of HBN, Nicholas DeSante as Vice-President of Operations of HBN and J. Scott Rowe as Director of the Corporation and as Vice-President Corporate Development for Horsepower Broadcasting Network (HBN) International Ltd. In addition, the Corporation announced the appointment of Richard Henley as General Manager, Commercial Advertising for Racing Unified Network (R.U.N.) Inc.

5.

In June 2005, Sungold entered into an agreement with the estate of Kim N. Hart, the former President and CEO of HBN for the purpose of cancelling warrants to purchase 55,150,000 shares of Sungold previously granted to Mr. Hart. Pursuant to the terms of the cancellation agreement Sungold agreed to pay the estate $25,000 and assume the obligations under certain office leases. The Corporation also reached an agreement with two other warrant holders to cancel an additional 550,000 warrants.

6.

In July 2004, the Corporation obtained an option to purchase 126 acres of land southwest of No. 8 Road and Westminster Highway in Richmond, BC, Canada for the purpose of developing a horse training complex, subject to approval of all zoning and regulatory authorities. The agreement gave the Corporation the option to purchase the Westminster Property for $10,500,000 until January 2, 2005. The option expired on January 2, 2005. The Corporation was unable to arrange for necessary zoning changes before the option on the land expired and therefore was unable to proceed with the project. Also fiscal 2005, the Corporation abandoned the Vancouver Race Course project and wrote down $628,246 in pre-development costs related to both projects. During fiscal 2005, management decided not to pursue the land purchase option on Richmond Equine Training Centre and cancelled the letter of intent to issue six million common shares related to the project at $4.00 per share and expensed the deferred pre- development costs of the project. The Corporation had entered into a letter of intent with TAC for US$24,000,000 in financing for racecourse development in British Columbia. There were no impairment write downs in 2004.

7.

In July 2005, the Corporation’s subsidiary, Safe Spending Inc. arranged contracts with Jereome Nootebos and Mark Evans to assist in completing the development of the SafeSpending® Anonymous Internet Payment.

8.

In July 2005, the Corporation entered into a six month agreement with Cynthia DeMonte Associates Ltd. Pursuant to which the Corporation agreed to pay a monthly fee of $4,000 and issue 100,000 shares of the Corporation’s common stock to Ms. DeMonte in consideration of which Ms. DeMonte agreed to provide investor relations and marketing communication services to Sungold.

9.

The Corporation’s marketing efforts are a continuous process in North America and abroad, in July 2005 the Corporation entered into a one year agreement with an industry consulting agency in Ireland, the Web Gaming Consultants, to represent it in Ireland, the U.K., France, South Africa and Israel. With the appointment of Richard Henley, the marketing effort is expected to include the aspect of selling the video advertising time between the virtual horse races on the Horsepower® World Pool display.

10.

During the year ended August 31, 2005, the Corporation signed letters of intent with 5 race track locations and 2 of their off-track affiliates to become licensed affiliates for a total of 7, bringing the total track and off-track affiliates to approximately 40 under license agreements and letters of intend to become licensed affiliates.

11.

During fiscal 2005, the Corporation’s wholly owned subsidiary Horsepower Broadcasting Network (HBN) International Ltd. (“HBN”) entered into five year non-exclusive and non-transferable license agreements for the use of HBN’s Horsepower® pari-mutuel wagering based virtual horse racing game and certain maintenance and support services in relation to the operation and installation of the Horsepower® system, with the following licensees the (“Licensees”):

	a.	Fredericton Exhibition Limited, the license agreement was entered into in September, 2004.

	b.	Buffalo Trotting Association, the license agreement was entered into in November, 2004.

	c.	Flagler Greyhound Track, the license agreement was entered into in November, 2004.

In consideration of the grant of license each Licensee agreed to pay 85% of the net revenue received by the Licensee from customers playing the Horsepower® game. Each of the license agreements is subject to termination in the event that: (i) the Licensee fails to make any required payments under the agreement, (ii) the Licensee breaches any of its covenants or commits a breach of its obligations under the agreement that are not cured within 20 days written notice to the Licensee. The Corporation has not yet received revenues pursuant to the license agreements and is awaiting regulatory approvals and final development of the Horsepower® game.

12.

As part of the Corporation’s decision to streamline and restructure its operations the Corporation dissolved its wholly owned inactive subsidiary Horsepower Broadcasting Network Inc., in January, 2005.

The Corporation’s principal capital expenditures currently in progress consist of:

  The Horsepower® based racing system, source codes, patent, trademarks and worldwide license;

  The rights, title and all intellectual property rights to the SafeSpending™ anonymous internet payment system;

  Certain computer hardware and software for scaleable operation of multi-user wagering systems; and

  Investment in research and development related to pari-mutuel wagering systems and online payment processing systems.

The Corporation intends to continue to finance its operations through the issuance of equity and debt financing and through revenues from Horsepower® World Pool system.

During the three year period ended August 31, 2005, the Corporation financed its operations by selling 65,493,060 in equity securities either for cash or in settlement of debt. In the same three year period, the Corporation spent $497,215 in acquisition of capital assets, and $80,254 in pre-development costs for a total of $577,469 spent on development expenditures related to its entertainment projects. See “Business Overview” below.

B.                           BUSINESS OVERVIEW

The Corporation and its wholly owned subsidiaries, Horsepower Broadcasting Network (HBN) International Ltd., a company incorporated under the laws of Canada, Racing Unified Network (R.U.N.) Inc. a company incorporated under the laws of Canada, and SafeSpending Inc., a company incorporated under the laws of Arizona, are in the business of developing and operating the virtual horse racing software system, developing advertising revenues associated with the virtual horse racing system, and designing the online internet prepayment system.

1.                 HORSEPOWER BROADCASTING NETWORK (HBN) INTERNATIONAL LTD.

Horsepower Broadcasting Network (HBN) International Ltd (“HBN”) controls the international rights, title and interest in the Horsepower® World Pool Sytem, random, virtual horserace and pari-mutuel based wagering system. Horsepower® is a computer generated horse racing jackpot system, which is viewed in real time worldwide. The Horsepower® World Pool Wagering System (“Horsepower®”) is designed to operate through licensed, pari-mutuel racetrack locations. Players can win small prizes or multimillion-dollar payoffs from a $1 base wager.

The Corporation believes that the many racetrack facilities worldwide are all opportunities for the Corporation to offer Horsepower® as a pari-mutuel wager worldwide. The Corporation owns the exclusive perpetual right and license to market its Horsepower® proprietary system, commercial sponsorships, advertising and other promotional materials in connection with the use of the technology. This includes the rights to all intellectual property including copyrights, patents and trademarks.

Horsepower® Systems Management and Horsepower® Security are internally managed by Horsepower Broadcasting Network (HBN) International Ltd.

Consulting Agreement with T-Swat Consulting

The Corporation entered into a consulting agreement dated June 29, 2004 with T-Swat Consulting, a private company controlled by Jeff Grant the Chief Technical Officer of HBN, for the purpose of developing the hardware appliance, and web/database infrastructure necessary for the Horsepower® World Pool Wagering System to operate in licensed facilities. Pursuant to the terms of the agreement, the Corporation agreed to pay a fixed cost engagement price of $275,825 excluding hardware, software, network upgrade, travel and 3rd party technical consulting costs for completion of the product. As of August 31, 2004, the Corporation had paid $69,580 as progress payments. During the year ended August 31, 2005, the Corporation paid an additional $180,301, and owed $22,232 at August 31, 2005. The Horsepower® World Pool Wagering System was substantially completed in 2005. The Corporation is presently in the final phase of development of the system. Once the Corporation completes the last phase it intends to commence installing the product at licensed facilities.

Agency Agreement with The Web Gaming Consultants

On July 15, 2005 Sungold entered into an Agency Agreement with the Web Gaming Consultants (“WGC”) pursuant to which WGC agreed to act as Sungold’s agent in obtaining licensing approvals for the Horsepower World Pool system in Ireland, the United Kingdom, Israel, France and South Africa. Pursuant to the terms of the agreement as consideration for the agency services provided by WGC, the Corporation agreed to pay WGC a fee of $2,500 per month commencing August 1, 2005, issue 15,000 shares of Sungold and pay bonuses of $1,500 and $6,000 upon reaching certain milestones. The agreement is for a term of one year.

2.                 RACING UNIFIED NETWORK (R.U.N.) INC.

Racing Unified Network (R.U.N.) Inc. (“RUN”) was incorporated to sell and arrange the advertising opportunities associated with the Horsepower® game. The advertising consists of video commercials which are to be broadcast between the Horsepower® races, and background billboard space in the race graphics. Subsequent to the year end, RUN has hired Richard Henley for the position of General Manager Commercial Advertising to head up this function.

3.                 SAFESPENDING INC.

In May 2001, Sungold® acquired the entire world wide right, title and interest to the internet payment system technology of SafeSpending Services Inc. (“SafeSpending”). The SafeSpending™ internet payment system is a prepaid anonymous cash spending system that uses a unique and personalized PIN number which can be used to make purchases online from merchants and individuals.

The acquisition agreement includes all copyrights, trademarks, source codes and intellectual property. Under the terms of the agreement the Corporation has agreed to pay a royalty of 7.5% of net revenue relating to the technology upon the Corporation or its subsidiary Horsepower Broadcasting Network Inc. receiving $1,000,000 in net revenue from operation, sales or license of the technology. The Corporation intends to negotiate for a joint venture partner to distribute SafeSpending™ through retailers (land based) on a worldwide basis. A patent is pending for the anonymous cash payment system in 105 countries. In July, 2005 Safe Spending Inc. arranged contracts with the inventors of the SafeSpending® Anonymous Internet Payment system to assist in completing the development of the system.

The Corporation is in the preliminary stages of seeking regulatory and other approvals required to develop each of the Sungold® Projects. All of the Corporation’s projects are in the development stage and currently produce no revenues. The Corporation’s Horsepower® project is in the pari-mutuel wagering/entertainment industry and is subject to significant regulatory requirements.

There can be no assurance that the Corporation will successfully develop all of the Projects currently under development or that such projects, if developed, will generate any revenues or profits from operations.

The Corporation anticipates it will need to raise approximately US$1,450,000 during the fiscal year ending August 31, 2006 to meet its minimum projected expenditures for such period. See “Description of Business - Plan of Operation.” There can be no assurance that the Corporation will successfully obtain such financing on acceptable terms.

Principal Markets

The Corporation’s principal markets include North, Central and South America, Asia and Europe for the installation of the Horsepower® racing system at licensed pari-mutuel facilities.

Seasonality of the Corporation’s Business

The Corporation’s business is not seasonal nor does the Corporation require raw materials to conduct its business.

Marketing Channels

The Corporation’s marketing channels are primarily licensed world pari-mutuel facilities as well as the Internet and traditional multimedia.

PLAN OF OPERATION

Below is a summary of the Corporation’s Plan of Operation and operating budget for each of the Corporation’s projects and for administration and marketing for the fiscal year ending August 31, 2006.

Horsepower® Project

During the fiscal year ending August 31, 2006, the Corporation anticipates that its plan of operation related to the Horsepower® pari-mutuel wagering system will consist of, among other things, (i) preparing the Horsepower® system for introduction and then installation at selected international racetracks; and (ii) development of an advertising network integrated with the Horsepower® system and create more awareness of the Corporation.

SafeSpending™ Project

During the fiscal year ending August 31, 2006, the Corporation intends to begin software development of the internet prepayment system. Set forth below is the Corporation’s anticipated operating budget for the Horsepower® pari-mutuel wagering system and the SafeSpending™ system for the fiscal year ending August 31, 2006.

Horsepower® System

Operating Expenses	US$
Legal	25,000
Software Development	150,000
Hardware Systems	50,000
System Management	100,000
Total Horsepower® System:	$325,000

SafeSpending™ System

US$
Software Development	$200,000

Set forth below are the Corporation’s estimated operating budgets for administrative and marketing expenses for the fiscal year ending August 31, 2006:

Administration Expenses	US$
Office/Telephone/Supplies	25,000
Office Rent/Services	125,000
Legal/Audit/Transfer Agent	50,000

Management/Consulting Fees	250,000
Investor Relations	100,000
Travel/Entertainment	75,000
Contingency	100,000
Total Administration Expenses	$725,000

Marketing Expenses	$200,000

TOTAL OPERATING BUDGET:	$1,450,000

The Corporation’s total operating budget for the fiscal year ending August 31, 2006 is estimated to be approximately $1,450,000. There can be no assurance that the Corporation’s actual expenditures for the fiscal year ending August 31, 2006 will not exceed the Corporation’s estimated operating budgets. Actual expenditures will depend on a number of factors, some of which are beyond the control of the Corporation, including, among other things, timing of regulatory approval of its projects, the availability of financing on acceptable terms, reliability of the assumptions of management in estimating cost and timing, certain economic and political factors, the time expended by consultants and professionals and fees associated with applications related to the Corporation’s projects. If the actual expenditures for such costs exceed the estimated costs or if events occur that require additional expenditures, the Corporation will be required to raise additional financing or to defer certain expenditures to meet other obligations. The failure to meet certain expenditures may cause the Corporation to default on material obligations and such default may have a material adverse effect on the Corporation’s business and results of operations.

C.                           ORGANIZATIONAL STRUCTURE

The Corporation has three wholly owned subsidiaries: (i) Horsepower Broadcasting Network (HBN) International Ltd., a company incorporated under the laws of Canada; (ii) Racing Unified Network (R.U.N.) Inc., a company incorporated under the laws of Canada; and (iii) SafeSpending Inc. (formerly Sungold Entertainment USA Inc.), a company incorporated under the laws of Arizona. The Corporation wound up its wholly owned subsidiary Horsepower Broadcasting Network Inc. in January, 2005.

D.                           PROPERTY, PLANTS AND EQUIPMENT

The Corporation’s corporate headquarters are located in Toronto, Ontario, Canada. The Corporation is renting office space in Toronto on a month to month basis from a related party at the rate of $1,570 per month. The Corporation maintains a corporate identity and use of board rooms in Vancouver at a rate of approximately $100 per month. Management believes these rates are favourable compared with market rates, but the Corporation expects to add more office space in the near future.

ITEM 5.                 OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following should be read in conjunction with the Corporation’s financial statements, forming a part of this document, including note 13 to the annual financial statements which provides a reconciliation between US GAAP and Canadian GAAP.

Critical Accounting Policies

The Corporation’s financial statements are prepared in conformity with Canadian generally accepted accounting principles, which require management to make estimates and assumptions which can affect the reported balances. In determining estimates of net recoverable amounts and net realizable values, or whether there has been a permanent impairment in value, for pre-development costs and equipment, the Corporation relies on assumptions regarding applicable industry performance and prospects, as well as general business and economic conditions that prevail and are expected to prevail. Assumptions underlying asset valuations are limited by the availability of reliable comparable data and the uncertainty of predictions concerning future events.

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

Commitments and Contingencies

The Corporation’s activities are subject to various governmental laws and regulations relating to, virtual horse racing, copyrights, trademarks and patents. These regulations are continually changing. The Corporation believes its activities comply in all material respects with all applicable laws and regulations.

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

The Corporation has funded its business operations, working capital and business development by the issuance of share capital under private placements and by the exercise of accompanying warrants and stock options in the aggregate amount of $15,973,140 for cash and $2,575,737 for debt settlement since inception.

As of August 31, 2005, the Corporation had $10,876 cash and $43,065 Canadian goods and services tax credits, $22,087 in prepaid expenses and $244,075 in accounts payable. As at August 31, 2004, the Corporation had $93,411 cash on hand, $92,246 Canadian goods and services tax credits, $58,768 in prepaid expenses and $200,334 in accounts payable.

The Corporation's net losses for the fiscal years ended 2005 and 2004 were $1,988,897 (including a write down of pre-development costs of $628,246) and $1,211,718 respectively.

A.                            OPERATING RESULTS

The following is a summary of selected financial data for the Corporation for its last three completed financial years.

		Year Ended
	August 31, 2005	August 31, 2004	August 31, 2003
Revenue(1)	$Nil	$Nil	$Nil
Net Income (Loss)	($1,988,897)	($1,211,718)	($4,617,958)
Earnings (Loss) Per Share	($0.0178)	($0.0131)	($0.0680)
Net Income (Loss) US GAAP	($1,389,886)	($1,274,878)	($2,601,415)
EPS (Loss) US GAAP	($0.0125)	($0.0138)	($0.0383)
Dividends Per Share	$Nil	$Nil	$Nil
Dividends Per Share (US GAAP)	$Nil	$Nil	$Nil
Weighted Average Number of Shares	111,579,338	92,239,057	67,894,398
Working Capital (Deficiency)	($187,667)	$34,395	($157,799)
Pre-development costs	$224,898	$825,154	$762,042
Long Term Debt	$14,519	$Nil	$17,253
Long Term Debt (US GAAP)	$14,519	$Nil	$17,253
Shareholder’s Equity	$650,724	$1,382,004	$1,208,525
Total Assets	$928,938	$1,592,034	$1,418,406
Total Assets (US GAAP)	$704,040	$766,880	$656,364

Notes

(1)	Foreign exchange gains (losses) have been reclassified to form part of the general and administrative expenses from revenue.

YEAR ENDED AUGUST 31, 2005 COMPARED TO AUGUST 31, 2004

Revenues. The Corporation had no revenue from operations during fiscal 2005 or 2004.

Operating Expenses. Operating expenses for fiscal 2005 increased to $1,988,897 compared to $1,211,718 for fiscal 2004, primarily due to the Corporation writing off $628,246 of pre-development expenses related to the Vancouver Racecourse / Richmond Equine Training Centre projects. Otherwise, the results would have been quite similar.

Financing Expenditures. During the year ended August 31, 2005, the Corporation issued 16,243,060 private placement units to settle debts, pay for services, and provide working capital in total of $1,119,082 Proceeds from the exercise of share purchase warrants and incentive share purchase options were NIL in fiscal 2005 the same as in fiscal 2004.

Pre-development Expenditures. The pre-development expenditures capitalized under Canadian GAAP for the year ended August 31, 2005 were $27,990, being $24,155 related to the SafeSpending™ project and $3,835 related to the Horsepower® project minus a write off of $628,246 closing out the Vancouver Racecourse/Richmond Equine Centre project which was abandoned for a net write off of $600,256 compared to an increase of $63,112 in 2004.

Professional and consulting expenditures for fiscal 2005 were $566,803 compared to expenses of $488,500 in fiscal 2004. Investor relations fees increased to $133,306 in fiscal 2005 over $35,192 in fiscal 2004. Office expenses decreased slightly to $43,756 in fiscal 2005 from $59,673 in fiscal 2004.

Net Loss. The Corporation had a net loss of $1,988,897 for fiscal 2005, which included a pre-development write down of $628,246, compared to a net loss of $1,211,718 for fiscal 2004, so other than the write down the losses were fairly consistent. The $0.0178 loss per share for fiscal 2005 compares to $0.0131 loss per share for fiscal 2004 and reflects the Corporation's net loss in the 2005 and 2004 fiscal years under Canadian GAAP.

As the Corporation is in the development stage, there is no income from operations at this point. However, the Corporation anticipates that revenue will develop before the end of the current fiscal year as the Horsepower® World Pool Racetrack System becomes operational.

YEAR ENDED AUGUST 31, 2004 COMPARED TO AUGUST 31, 2003

Revenues. The Corporation had no revenue from operations during fiscal 2004 and in fiscal 2003.

Operating Expenses. Operating expenses for fiscal 2004 decreased to $1,211,718 compared to $4,617,958, which included a pre-development cost write down of $2,017,420, for fiscal 2003, primarily due the Corporation being in a period of retrenchment and restructuring administration and management which resulted in reduced management and consulting fees.

Financing Expenditures. During the year ended August 31, 2004, the Corporation issued 19,500,000 private placement units to settle $1,385,197 of debts. Proceeds from the exercise of share purchase warrants, incentive share purchase options and private placements totaled $Nil in fiscal 2004 compared to $1,835,162 in fiscal 2003.

Pre-development Expenditures. Overall the pre-development expenditures and investments capitalized under Canadian GAAP for the year ended August 31, 2004 were increased by $63,112, as compared to a decrease of $2,006,274 in 2003, which includes the impairment write-off of $2,017,420 in 2003. The Vancouver Thoroughbred Park/Richmond Equine Training Centre project pre-development expenditures for fiscal 2004 were $12,919 and the SafeSpending™ project pre-development expenditures for fiscal year 2004 were $30,073. The Horsepower® software development project pre-development expenses for fiscal 2004 were $20,120.

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

As the Corporation's revenue-producing technology, Horsepower® pari-mutuel wagering system is still in the development stage, there is no income from operations.

In 2004 the Corporation’s “The Horsepower® World Pool Program” attracted new Authorized Racetrack Affiliates (A.R.A.’s) under five year exclusive agreements with the following Racetracks; Pompano Park in Florida, Assiniboia Downs in Manitoba, Fredericton Raceway in New Brunswick, Buffalo Raceway in New York, Flagler Greyhound Track in Miami, Florida, and both Truro Raceway and Inverness in Nova Scotia. In 2004, interest has developed in the Horsepower® A.R.A. opportunity in dozens of jurisdictions within North America and the Caribbean.

B.                            LIQUIDITY AND CAPITAL RESOURCES

As at August 31, 2005, the Corporation had the following cash:

CDN Account	$10,425
USD Account (expressed in CDN$)	451

TOTAL:	$10,876

The Corporation has an estimated operating budget of US$1,450,000 for the fiscal year ended August 31, 2006. The Corporation currently does not have sufficient funds to fund its operations through the fiscal year ended August 31, 2006, and will be required to raise additional funds from, operations or through equity or debt financing. The Corporation anticipates it will raise funds to meet its planned operating budget through private placements of equity and debt financing.

There can be no assurance that the Corporation's actual expenditures for the fiscal year ending August 31, 2006 will not exceed the Corporation's estimated operating budget. If the actual expenditures for such costs exceed the estimated costs or if events occur that require additional expenditures, the Corporation will be required to raise additional financing or defer expenditures to meet other obligations. The failure to meet certain expenditures may cause the Corporation to default on material obligations and such default may have a material adverse effect on the Corporation's business and results of operations. If the Corporation is unable to obtain additional financing on acceptable terms, the Corporation will be unable to meet its obligations and the Corporation may be forced to abandon its interest in some of its projects and write off its investment.

The following is a summary of the Corporation’s financing activities during the fiscal years ending August 31, 2005, 2004 and 2003:

1.

During the year ended August 31, 2005, the Corporation issued 16,243,060 common shares pursuant to private placements to settle $607,979 of debts owed by the Corporation, pay for services of $255,771, and provide working capital of $255,332. The exercise of share purchase warrants, and the exercise of incentive share purchase options for cash was $Nil.

2.

During the year ended August 31, 2004, the Corporation issued 19,500,000 common shares pursuant to private placements to settle $1,385,197 of debts owed by the Corporation. The exercise of share purchase warrants, and the exercise of incentive share purchase options for cash was $Nil.

3.

During the year ended August 31, 2003, the Corporation issued 29,750,000 common shares pursuant to private placements, the exercise of share purchase warrants, and the exercise of incentive share purchase options for proceeds of $1,835,162 cash and to settle $582,561 of debts owed by the Corporation.

While the Corporation has been successful in raising the necessary funds in the past, there can be no assurance it can continue to do so. If such funds cannot be secured, the Corporation may be forced to curtail some of its development efforts to a level for which funding can be secured through new investment or joint venturing. If the Corporation cannot raise or arrange to obtain the cash requirements necessary to meet its minimum obligations for the Horsepower® Worldpool Project and the SafeSpending™ Project, some aspects of these projects may be delayed or forfeited. The Corporation believes its minimum financial obligations during the fiscal year ending August 31, 2006, will be approximately US$1,450,000. There can be no assurance that such financing will be obtained on acceptable terms. In 2005, the Corporation financed the Horsepower® World Pool system with equity financing. The Corporation anticipates it will finance the Horsepower® World Pool system and the SafeSpending™ Project primarily through additional equity financing and, eventually, revenues from the Horsepower® World Pool system.

The Corporation does not currently have adequate funds available to finance its operations through August 31, 2006. The Corporation intends to finance its operations through additional equity financings of its shares.

The Corporation's liquidity depends largely on its ability to access the capital markets or to enter into joint venture agreements. Although the Corporation has no plans to acquire additional projects or to explore new opportunities in fiscal 2006, the Corporation may enter into arrangements to do so if management determines that such projects are economically viable and in the best interest of the Corporation's shareholders. Such acquisition may affect the Corporation's ability to access the capital markets or to enlist new joint venture partners. The Corporation does not know of any other trends, demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, the Corporation's liquidity either materially increasing or decreasing at present or in the foreseeable future.

The Corporation relies on private placements for the working capital necessary for its operations. It is anticipated that financings will continue to be achieved through these means. The Corporation has received expressions of interest from both private and public investors. There can be no guarantee that the expressions of interest will be sufficient to fund the Corporation's projects.

As at August 31, 2005, the Corporation has obligations under two capital leases for computer hardware.

	August 31, 2005			August 31, 2004
	Current	Long Term
Lessor	Portion	Portion	Total	Total
	$	$	$	$
National Leasing, having an original
principal of $20,975, repayable in
monthly payments of $640	5,246	12,647	17,893	-

Bodkin Capital, having an original
principal of $5,986, repayable in monthly
payments of $203	1,874	1,872	3,746	-

	7,120	14,519	21,639	-

C.                            RESEARCH AND DEVELOPMENT

The Corporation has not expended any funds over the last three years on "Research and Development" as that term is defined in the CICA Handbook. The Corporation has, however, expended the following amounts directly in connection with software development of the Horsepower® World Pool system over the past three years:

	Pre-development costs	Computer	Computer
Year	- Consulting and legal	Hardware	Software
2003	-	-	$181,084
2004	$20,120	-	$69,580
2005	$3,835	$38,178	$207,233
TOTAL	$23,955	$38,178	$457,897

The Corporation continues to be in the development stage of its operations. Consequently a significant amount of the Corporation's expenditures have been related to software development. The Corporation's plans for its software research and development expenditures for fiscal 2006 will represent a decreasing percentage of the Corporation's budget as installing the Horsepower® system and commercial advertising sales are expected to begin generating revenues for the Corporation.

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

F.                            TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

As of the date of the balance sheet for the Corporation’s last fiscal year end contained in this Form 20-F, the Corporation’s known contractual obligations identified in the following table are:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1- 3 years	3 -5 years	More than 5 years
Capital (Finance) Lease Obligations(1)	21,639	7,120	14,529	-	-
Office Lease Obligations(2)	51,000	40,900	10,200	-	-
Total	72,639	48,020	24,729	-	-

(1)	During the year ended August 31, 2005, the Corporation acquired computer hardware which it financed with two capital leases.
(2)

Subsequent to the year end, the Corporation has sublet its offices in Vancouver and is off covenant, and in Toronto, it is currently paying $1,570 per month on a month to month basis for offices with no lease commitment.

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

As of February 20, 2006, the following persons are directors of the Corporation:

Name	Position with the Corporation	Number of Common Shares Owned
Art Cowie(1)(2)	Director and Vice Chairman	1,446,500 (3)
Donald R. Harris(1)(2)	Director and Chairman	6,888,250
Dennis Hedtke	Director	2,443,860
J. Scott Rowe	Director	200,000

(1)	Member of the Corporation’s Audit Committee.
(2)	Member of the Corporation’s Executive Committee.
(3)	Includes 230,000 shares held in the name of Mr. Cowie’s spouse and 50,000 shares held by Eikos Planning Inc., a company controlled by Mr. Cowie.

Members of the Corporation’s board of directors are elected by the holders of the Corporation’s shares to represent the interests of all shareholders. The board of directors meets periodically to review significant developments affecting the Corporation and to act on matters requiring board approval. Although the board of directors delegates many matters to others, it reserves certain powers and functions to itself. The only standing committees of the Board of Directors of the Corporation are an audit committee and an executive committee. See “Board Practices” below.

None of the Corporation’s directors or executive officers is party to any arrangement or understanding with any other person pursuant to which said individual was elected as a director or officer or member of senior management of the Corporation.

No director or executive officer of the Corporation has any family relationship with any other officer or director of the Corporation.

The following is a brief summary of biographical information on each of the officers and directors listed above:

ART COWIE has served as President and director of the Corporation since January, 2003. Mr. Cowie has been a career community planner as well as a distinguished landscape architect, government affairs consultant and has an extensive public service record including member of the BC Legislature, Alderman for the City of Vancouver, Director of the Pacific National Exhibition, Chairman of Vancouver Board of Parks and Recreation, member of B.C. and Canadian Institutes of Planning, past President of the BC Society of Landscape Architects and a Fellow of the Canadian Society of Landscape Architects.

DONALD R. HARRIS has served as a director of the Corporation since January, 1998 and Chairman of the Board since December, 1999. Mr. Harris is the President and CEO of TAC International Investment LLC, a private investment company, and the Chairman of the Board and CEO of Town’s Edge Properties, Inc., a developer of multiple residential and commercial properties, for over 31 years. Town’s Edge is the managing entity for 12 real estate investment general and limited partnerships worth in excess of US $65 million.

DENNIS HEDTKE is presently the Corporate Secretary of the Corporation and has been a director of the Corporation since May, 2003. Mr. Hedtke is President and owner of Hedtke, Inc. a Manufacturer’s Representative firm offering engineered products to the mobile off-highway original equipment manufacturing market in 10 states. Mr. Hedtke is also founder and CEO of Specialty Fittings, Inc. a manufacturer of non-standard hydraulic fittings and Partner/Owner and

CEO of Filtration Products Corporation, a manufacturing company with worldwide sales and distribution of hydraulic filters and accessories.

J. SCOTT ROWE was named a Director of Sungold International Holdings Corp. and Vice-President Corporate Development for Horsepower Broadcasting Network (HBN) International Ltd in January 2006. Mr. Rowe has over 35 years of involvement in all aspects of harness racing including a 27-year driving career and serving as Chairman of the Board of Barrie Raceway and then later Georgian Downs Limited. Most recently Mr. Rowe has been working as a consultant on several new racetrack projects and redesigns around North America and the Caribbean

No director and/or executive officer of the Corporation has been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court of competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he or she is a director and/or executive officer, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he or she is an officer or director from engaging in or continuing any conduct, practice, or employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security or any aspect of the securities business or of theft or of any felony.

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

The following table sets forth details of the compensation paid during the Corporation’s fiscal year ended August 31, 2005 to directors and executive officers:

Directors and Officers	Salary/Bonus	Other Compensation
Art Cowie	Nil	$19,883(1)
Donald Harris	Nil	$6,977
Dennis Hedtke	Nil	$3,883
T. Keith Blackwell	Nil	$96,074(2)
Tony Currie	Nil	$47,000
Larry R. Simpson	$16,007	$39,304(2)
Troy Griffin	$8,250	$57,093
Jeff Grant	Nil	$202,533(2)
Kim N. Hart	Nil	$130,622(3)
Notes
(1)	Paid while holding the position of President as consulting fees to Eikos Planning Inc., a company controlled by Mr. Cowie.
(2)	Paid in consideration of consulting services provided to the Corporation. See “Item 6.C. Board Practices”.
(3)	Mr. Hart (deceased) was President, Chief Executive Officer and director of the Corporation’s subsidiary – Horsepower Broadcasting Network (HBN) International Ltd until February 10, 2005.

The aggregate amount of compensation paid by the Corporation during the fiscal year ended August 31, 2005 to all officers and directors as a group was $627,625.

No amounts have been set aside or accrued by the Corporation during the year ended August 31, 2005 to provide pension retirements or similar benefits for directors or executive officers of the Corporation pursuant to any plan provided for or contributed to by the Corporation.

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

The names and titles of the directors, executive officers and consultants, past and present, of the Corporation to whom outstanding stock options have been granted and the number of shares subject to such stock options are set forth below as at August 31, 2005. The exercise price of the stock options is stated in U.S. dollars.

Name of Optionees	Options	Exercise Price (US)	Expiration Date	Total Outstanding Options at August 31, 2005
Officers and Directors:
Kim N. Hart	1,050,000	$0.06	February 10, 2006
	79,900	$0.085	February 10, 2006
	550,764	$0.08	February 10, 2006
	400,000	$0.0725	February 10, 2006	2,080,664
Donald R. Harris	300,000	$0.08	August 10, 2006
	108,000	$0.08	January 04, 2007	408,000
Walter Wolff	100,000	$0.15	February 16, 2006
	36,000	$0.08	January 04, 2007	136,000
Art Cowie	136,000	$0.11	January 15, 2008
	64,000	$0.05	May 27, 2008	200,000
Larry R. Simpson	200,000	$0.15	October 11, 2007
	500,000	$0.12	March 31, 2007	700,000
Dennis Hedtke	150,000	$0.05	May 28, 2008	150,000
T. Keith Blackwell	1,000,000	$0.12	March 31, 2007	1,000,000
Tony Currie	750,000	$0.12	March 31, 2007	750,000
Troy Griffin	500,000	$0.12	March 31, 2007	500,000
Nicholas DeSante	500,000	$0.12	March 31, 2007	500,000
Paul T. Coulter	500,000	$0.12	March 31, 2007	500,000
Consultants:
Jeff Grant	100,000	$0.09	December 20, 2006
	36,000	$0.08	January 04, 2007
	500,000	$0.12	March 31, 2007	636,000
Robert Zeilke	300,000	$0.15	October 16, 2007	300,000
			Total	7,860,664

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

Executive officers are appointed from time to time by the Board of Directors. The Board, in its discretion, may remove any officer of the Corporation, otherwise each officer shall hold office until his successor is appointed or until his earlier resignation.

Agreements with Senior Management

Pursuant to a management services agreement dated as of April 14, 2005, between Mr. T. Keith Blackwell, of Toronto Ontario, and the Corporation, Mr. Blackwell agreed to act as: the Chief Financial Officer and Treasurer of the Corporation, the Treasurer and Secretary of Horsepower Broadcasting Network International Ltd. and to serve on a management committee of the Corporation, in consideration of which the Corporation agreed to the following: (i) to pay a monthly fee to Mr. Blackwell at a rate of $3,500 plus $250 per hour for extra time worked over 14 hours a month (not to exceed 25 hours per month), (ii) to issue to Mr. Blackwell 200,000 Common shares on execution of the agreement (which shares have been issued), and (iii) issue to Mr. Blackwell an option to purchase 1,000,000 Common shares of the Corporation at a price of $0.12 per share expiring on March 31, 2007. The agreement is for a term of two years and may only be terminated by a majority vote of the Corporation’s management committee and upon payment of three months notice in which case the options granted under the agreement will continue until their expiration date. In the event of a resignation by Mr. Blackwell, his options granted under the agreement shall terminate within two months of the resignation notice. This agreement was amended on February 7, 2006, to add the title of Chief Executive Officer of the Corporation and replace the consulting fee with a salary of $10,000 per month. Mr. Blackwell is presently the Chief Executive Officer, Chief Financial Officer, and Treasurer of the Corporation, and the Secretary/Treasurer of HBN, a wholly owned subsidiary of the Corporation.

Pursuant to an employment agreement dated effective June 1, 2005, between the Corporation’s wholly owned subsidiary, HBN and Larry R. Simpson, Mr. Simpson is the President and Chief Executive Officer of HBN, at an annual salary of $90,000 and bonuses of (i) 35,000 Common shares for each installation that becomes operational, to a maximum of 525,000, (ii) 5% of HBN pre-tax income to a maximum of $200,000 and (iii) an option to purchase 500,000 Common shares at US$0.12, expiring on March 31, 2007. During the Corporation’s last completed financial year a total of $55,311 has been paid to Mr. Simpson. The agreement is for a term of two years and may only be terminated by a majority vote of the Corporation’s management committee and upon payment of three months notice in which case the options granted under the agreement will continue until their expiration date. In the event of a resignation by Mr. Simpson, his options granted under the agreement shall terminate within two months of the resignation notice. Mr. Simpson was named President and CEO in March, 2005 after serving as Vice President of Corporate Development since October, 2002. Mr. Simpson has over 25 years of administrative, marketing, public relations and sales experience in horseracing, sports and leisure. Mr. Simpson has been a successful publisher, manager and writer for many Thoroughbred and Standardbred publications.

The Corporation entered into a management services agreement with J. Scott Rowe dated effective January 16, 2006 pursuant to which Mr. Rowe agreed to act as VP Corporate Development of HBN and as a director of Sungold in consideration of which the Corporation agreed to: (i) pay a monthly fee of CDN$1,200 plus CDN$200 per hour for extra time over 8 hours per month not to exceed 22 extra hours per month, (ii) issue an option to purchase 300,000 shares of the Corporation’s common stock at a price of $0.65 per share expiring March 31, 2007, and (iii) issue 200,000 shares of the Corporation’s common stock upon achievement of certain milestones. The agreement is for a one year term and may be terminated at any time by Sungold on three months notice.

Pursuant to an employment agreement dated effective July 1, 2005, between the Corporation and Troy Griffin, Mr. Griffin was appointed the President and Chief Executive Officer of SafeSpending Inc. and the Vice-President Corporate Development of Sungold International Holdings Corp., at an annual salary of $60,000 and (i) an allocation of 750,000 Common shares, (ii) a bonus of 250,000 Common shares when the first track is fully operational and (iii) an option to purchase 500,000 Common shares at US$0.12, expiring on March 31, 2007. During the Corporation’s last completed financial year a total of $65,343 has been paid by the Corporation to Mr. Griffin. The agreement is for a term of one year and may only be terminated by a majority vote of the Corporation’s management committee and upon payment of three months notice in which case the options granted under the agreement will continue until their expiration date. In the event of a resignation by Mr. Griffin, his options granted under the agreement shall terminate within two months of the resignation notice.

During 2004, the Corporation signed a $275,825 software development agreement with T-Swat Consulting for the development Horsepower® Worldpool system. As of August 31, 2004, the Corporation had paid $69,580 as progress payments. During the year ended August 31, 2005, the Corporation paid an additional $180,301, and owed $22,232 at the year end. The owner of T-Swat Consulting is Jeff Grant, the Chief Technical Officer of HBN. Mr. Grant also has a consulting agreement with Sungold dated as of June 6, 2005 pursuant to which Mr. Grant provides software consulting services at a rate of $125 per hour to HBN to complete the installation of the Horsepower World Pool system and act as HBN’s Chief Technical Officer. Pursuant to the term of the consulting agreement the Corporation also granted Mr. Grant an option to purchase 500,000 shares of the Corporation’s common stock at a price of $0.12 and 200,000 restricted shares of the Corporation’s common stock upon achievement of certain milestones. Jeff Grant has been authorizing and developing the Horsepower World Pool® System from inception to date. Mr. Grant also consults on software development with a variety of other companies and has been for a number of years.

The Corporation entered into a management services agreement with Tony Currie dated effective May 27, 2005 pursuant to which Mr. Currie agreed to act as President of Sungold and sit on the management committee of Sungold in consideration of which the Corporation agreed to: (i) pay a monthly fee of CDN$1,000 plus CDN$150 per hour for extra time over 8 hours per month not to exceed 22 extra hours per month, (ii) issue an option to purchase 500,000 shares of the Corporation’s common stock at a price of $0.12 per share expiring March 31, 2007, and (iii) issue 200,000 shares of the Corporation’s common stock upon achievement of certain milestones. The agreement is for a one year term and may be terminated at any time by Sungold on three months notice.

The Corporation entered into a management services agreement with Paul T. Coulter dated effective June 1, 2005 pursuant to which Mr. Coulter agreed to act as VP of Administration of Sungold in consideration of which the Corporation agreed to: (i) pay a monthly fee of CDN$1,000 plus CDN$150 per hour for extra time over 8 hours per month not to exceed 22 extra hours per month, (ii) issue an option to purchase 500,000 shares of the Corporation’s common stock at a price of $0.12 per share expiring March 31, 2007, and (iii) issue 200,000 shares of the Corporation’s common stock upon achievement of certain milestones. The agreement is for a one year term and may be terminated at any time by Sungold on three months notice.

Audit Committee

The members of the Corporation’s audit committee are Donald Harris, Art Cowie, and T. Keith Blackwell. They may be appointed any time by the Corporation’s board of directors. The board, in its discretion may change the membership and fill vacancies in the audit committee, otherwise, audit committee members shall serve until his or her successor is appointed or until his or her earlier resignation.

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

Executive Committee

The executive committee of the Corporation’s board of directors currently consists of Art Cowie and Donald Harris. This committee is directed to have and exercise, during the intervals between the meetings of the Corporation’s board of directors, all the powers vested in the Board except the power to fill vacancies, the power to change the membership of, or fill vacancies in, the executive committee or any other committee of the Board. The Corporation also has a management committee comprised of T.K. Blackwell, Tony Currie, Larry Simpson and Troy Griffin.

D.                            EMPLOYEES

As of February 20, 2006, the Corporation had five employees. The Corporation also relies on part-time staff, flex-time and consultants to minimize expenses.

ITEM 7.                 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.                            MAJOR SHAREHOLDERS

The Corporation is currently a publicly-held corporation, with its shares held by residents of Canada, the United States and other countries. To the best of its knowledge, the Corporation is not controlled, directly or indirectly, by another corporation or any government or by any natural or legal persons and, as at February 20, 2006, no person or corporation or other entity owns, directly or indirectly, or controls more than 5% of the shares of the Corporation, the only class of securities with voting rights, except for the persons or groups listed below:

Identity of Persons or Group	Number of Shares Owned(1)	Percentage of Class
CDS & Co. (2)	64,056,469	51.32%
Cede & Co. (2)	9,248,623	7.41%
Donald Harris(4)	6,888,250	5.51%
Estate of Kim N. Hart (deceased)(3)(4)	6,576,859	5.27%
Total	86,770,201	69.5%

(1)	Based on 124,803,771 shares outstanding at February 20, 2006.
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

(3)	Mr. Hart was the President and Chief Executive Officer of HBN until February, 2005.
(4)

Mr. Harris and the Estate of Kim N. Hart are the only persons, corporations or other entities known by the Corporation to own directly or indirectly or control more than 5% of the shares of the Corporation.

There are no arrangements, known to the Corporation which may at a subsequent date result in a change in control of the Corporation.

The Corporation’s major shareholders do not have different voting rights from other shareholders of the Corporation. Based on the records of Computershare Trust Company., the Corporation’s registrar and transfer agent, as at February 20, 2006, there were 395 holders of record of the Corporation’s shares with United States addresses who collectively held 44,537,676 shares or approximately 35.7% of the 124,803,771 issued and outstanding shares, and 102 holders of record of the Corporation’s shares with Canadian addresses who collectively held 78,013,092 shares or approximately 62.5% of the 124,803,771 issued and outstanding shares.

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

The Corporation does not provide benefits to any personnel or its consultants. None of the officers or directors of the Corporation are indebted to the Corporation or were indebted to the Corporation during the fiscal years ended August 31, 2005, 2004 and 2003. See “Indebtedness of Directors and Officers” below.

During the prior year the Corporation signed a $275,825 software development agreement with a consulting company for its Horsepower® program. As of August 31, 2004, the Corporation had paid $69,580 as progress payments. The owner of the consulting company is also the Chief Technical Officer of a subsidiary - Horsepower Broadcasting Network (HBN) International Ltd. See Note 7 of the audited consolidated financial statements of Sungold for the year ended August 31, 2005 attached to this report.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

None of the directors, executive officers or senior officers of the Corporation or persons who were directors, executive officers or senior officers of the Corporation at any time during the Corporation’s last completed financial year, and non of the associates of such persons are or have been indebted to the Corporation or its subsidiaries at any time since the beginning of the Corporation’s last completed financial year. Furthermore, no such person was indebted to a third party during such period where their indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or its subsidiaries.

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

DIVIDEND POLICY

Other than as described below, the Corporation has not and does not currently intend to pay any dividends on any of its shares. The Corporation intends to follow a policy of retaining earnings to finance the growth of the business. Any future determination to pay dividends will be at the discretion of the Corporation’s board of directors on the basis of earnings, financial requirements and other relevant factors.

SIGNIFICANT CHANGES

The Corporation does not have any significant changes to report since the date of the financial statements included with this Annual Report on Form 20-F.

ITEM 9.                 THE OFFER AND LISTING

On March 29, 1999, the Corporation became a Reporting Issuer under the Securities Exchange Act of 1934 and on May 14, 1999, the Corporation began trading on the OTC Bulletin Board under the symbol “SGGNF.” Effective September 7, 2001, the Corporation’s shares were also listed and posted for trading on the Frankfurt and Berlin Stock Exchanges. On December 15, 2003, the Corporation changed its trading symbol on the OTC Bulletin Board to “SGIHF” in connection with the Corporation’s name change to “Sungold International Holdings Corp.”.

The following is a summary of trading of Sungold on the OTC Bulletin Board during the first, second, third and fourth quarters of fiscal 2001, 2002, 2003, 2004 and 2005:

OTC Bulletin Board	2001	High (US$)	Low (US$)	Volume
	1st Quarter	0.25	0.047	12,114,300
	2nd Quarter	0.25	0.10	13,945,400
	3rd Quarter	0.18	0.08	6,721,600
	4th Quarter	0.17	0.08	8,380,100
	2002	High (US$)	Low (US$)	Volume
	1st Quarter	0.18	0.07	17,189,600

2nd Quarter	0.23	0.06	11,947,300
3rd Quarter	0.59	0.14	29,207,400
4th Quarter	0.37	0.10	29,207,400
2003	High (US$)	Low (US$)	Volume
1st Quarter	0.20	0.07	15,671,400
2nd Quarter	0.13	0.06	16,929,100
3rd Quarter	0.13	0.03	27,202,400
4th Quarter	0.13	0.03	33,562,100
2004	High (US$)	Low (US$)	Volume
1st Quarter	0.12	0.06	21,369,400
2nd Quarter	0.11	0.05	23,462,400
3rd Quarter	0.13	0.07	18,689,600
4th Quarter	0.11	0.07	13,427,018
2005	High (US$)	Low (US$)	Volume
1st Quarter	0.10	0.05	15,470,619
2nd Quarter	0.11	0.08	14,451,875
3rd Quarter	0.10	0.07	6,340,071
4th Quarter	0.10	0.07	7,174,801

The following is a summary of trading, on a monthly basis, in the shares on the OTC Bulletin Board in the United States during the past six months:

Month & Year	High (US$)	Low (US$)	Volume
January 2006	0.40	0.20	5,733,967
December 2005	0.42	0.10	10,426,369
November 2005	0.10	0.06	2,554,124
October 2005	0.09	0.06	2,638,499
September 2005	0.08	0.06	1,340,940
August 2005	0.09	0.06	1,582,048

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

At February 20, 2006, there were 124,803,771 common shares and no preferred shares issued and outstanding and an additional 3,861,493 shares have been allotted and reserved for issuance pursuant to outstanding private placement warrants to purchase shares and 5,680,000 incentive stock options.

There are no shares of the Corporation held by or on behalf of the Corporation itself or by subsidiaries of the Corporation.

SUMMARY OF SECURITIES TRANSACTIONS

Set forth below are the closed and pending transactions pursuant to which securities of the Corporation have been issued or sold over the Corporation’s last three fiscal years.

SHARE, OPTION AND WARRANT TRANSACTIONS

Shares Issued During Fiscal Year Ended August 31, 2003
		Price per	Total Gross
	Number of	Security	Consideration
Transaction	Securities Issued	(US$)	(Cdn$)	Date Closed
Private Placement	1,500,000	0.08	185,388	September 2002
Private Placement	1,500,000	0.08	188,316	October 2002
Private Placement	1,500,000	0.08	185,532	October 2002
Private Placement	1,000,000	0.07	115,672	November 2002
Private Placement	1,000,000	0.08	123,800	November 2002
Private Placement	700,000	0.06	64,995	November 2002
Private Placement	300,000	0.06	27,855	November 2002
Private Placement	1,000,000	0.06	92,265	January 2003
Private Placement	500,000	0.05	38,720	January 2003
Private Placement	2,000,000	0.10	308,200	January 2003
Private Placement	500,000	0.05	37,810	February 2003
Warrants Exercised	500,000	0.06	44,070	February 2003
Warrants Exercised	1,000,000	0.05	73,450	February 2003
Warrants Exercised	500,000	0.06	43,704	March 2003
Private Placement	1,200,000	0.05	88,554	March 2003
Private Placement	800,000	0.05	59,036	March 2003
Private Placement	1,000,000	0.05	71,725	April 2003
Private Placement	1,500,000	0.04	86,070	April 2003
Private Placement	2,250,000	0.04	124,605	May 2003
Private Placement	3,000,000	0.03	121,707	June 2003
Private Placement	700,000	0.03	28,398	June 2003
Private Placement	2,300,000	0.03	95,324	July 2003
Private Placement	721,000	0.03	30,878	July 2003
Private Placement	1,779,000	0.03	76,971	August 2003
Private Placement	1,000,000	0.07	104,678	August 2003

Total (Since Inception)	79,871,209		$18,574,369

Shares Issued During Fiscal Year Ended August 31, 2004
			Total Gross
	Number of	Price per Security	Consideration
Transaction	Securities Issued	(Cdn$)/(US$)	(Cdn$)	Date Closed
21 for 20 stock split	3,993,531	-	-
Private Placement	1,000,000	$0.08/US$0.060	81,792	September 2003
Private Placement	1,000,000	$0.08/US$0.060	79,308	September 2003
Private Placement	1,000,000	$0.08/US$0.060	79,308	October 2003
Private Placement	1,000,000	$0.08/US$0.060	78,756	October 2003
Private Placement	4,000,000	$0.05/US$0.040	212,920	February 2004
Private Placement	2,500,000	$0.06/US$0.045	151,306	February 2004
Private Placement	1,500,000	$0.07/US$0.0525	103,235	March 2004
Private Placement	3,000,000	$0.08/US$0.060	244,386	June 2004
Private Placement	4,500,000	$0.08/US$0.060	354,186	August 2004

Total (Since Inception)	103,364,740		$19,959,566

Shares Issued During Fiscal Year Ended August 31, 2005
	Number of	Price per Security	Total Gross
	Securities	(Cdn$)/(US$)	Consideration
Transaction	Issued		(Cdn$)	Date Closed
Private Placement	2,500,000	$0.076/US$0.06	189,750	October 2004
Private Placement	4,000,000	$0.060/US$0.05	240,720	December 2004
Private Placement	3,200,000	$0.056/US$0.05	177,509	January 2005
Private Placement	500,000	$0.077/US$0.06	38,750	May 3, 2005
Private Placement	535,000	$0.087/US$0.07	46,622	May 5, 2005
Private Placement	305,000	$0.082/US$0.065	24,949	May 25, 2005
Private Placement	305,000	$0.082/US$0.065	24,949	May 26, 2005
Private Placement	500,000	$0.088/US$0.065	44,000	May 27, 2005
Private Placement	200,000	$0.086/US$0.065	17,200	May 31, 2005
Private Placement	1,393,260	$0.063/US$0.05	87,148	May 31, 2005
Private Placement	100,000	$0.088/US$0.07	8,798	May 31, 2005
Private Placement	100,000	$0.088/US$0.07	8,800	June 1, 2005
Private Placement	104,500	$0.0861/US$0.07	9,000	June 17, 2005
Private Placement	295,000	$0.0862/US$0.07	25,435	June 22, 2005
Private Placement	750,000	$0.0735/US$0.06	55,152	July 11, 2005
Private Placement	150,000	$0.0733/US$0.06	10,997	July 20, 2005
Private Placement	150,000	$0.0733/US$0.06	10,997	July 20, 2005
Private Placement	100,000	$0.0855/US$0.07	8,553	July 20, 2005
Private Placement	175,000	$0.0855/US$0.07	14,963	July 20, 2005
Private Placement	101,300	$0.0987/US$0.08	10,000	July 27, 2005
Private Placement	102,000	$0.0987/US$0.08	10,069	July 29, 2005
Private Placement	102,000	$0.0987/US$0.08	10,069	July 29, 2005
Private Placement	575,000	$0.0778/US$0.065	44,652	August 12, 2005

Total (Since Inception)	119,607,800		$21,078,648

Options Outstanding as of August 31, 2005

Description	Number of Shares	Exercise Price (US$)	Expiration Date
Option	100,000	$0.15	February 16, 2006
Option	1,050,000	$0.06	February 10, 2006
Option	79,900	$0.08	February 10, 2006
Option	300,000	$0.12	August 10, 2006
Option	100,000	$0.09	December 20, 2006
Option	550,764	$0.08	February 10, 2006
Option	400,000	$0.07	February 10, 2006
Option	180,000	$0.08	January 4, 2007
Option	4,250,000	$0.12	March 31, 2007
Option	200,000	$0.15	October 11, 2007
Option	300,000	$0.15	October 16, 2007
Option	136,000	$0.11	January 15, 2008
Option	64,000	$0.05	May 27, 2008
Option	150,000	$0.05	May 28, 2008
Total:	7,860,664

Shares Purchase Warrants Outstanding as of August 31, 2005(2)
			Exercise Price
Description	Date of Grant	Number of Shares	(US$)	Expiry Date
Warrant(1)	May 2, 2005	250,000	$0.15	May 31, 2007
Warrant(1)	May 31, 2005	300,000	$0.15	May 31, 2007
Warrant(1)	May 31, 2005	300,000	$0.15	May 31, 2007
Warrant(1)	May 31, 2005	793,260	$0.15	May 31, 2007
Warrant(1)	May 31, 2005	152,500	$0.15	May 31, 2007
Warrant(1)	May 31, 2005	152,500	$0.15	May 31, 2007
Warrant(1)	June 17, 2005	52,250	$0.15	June 30, 2007
Warrant(1)	June 22, 2005	147,500	$0.15	June 30, 2007
Warrant(1)	July 20, 2005	87,500	$0.15	July 31, 2007
Warrant(1)	July 27, 2005	50,650	$0.15	July 31, 2007
Warrant(1)	July 30, 2005	51,000	$0.15	July 31, 2007
Warrant(1)	August 5, 2005	51,000	$0.15	July 31, 2007
Total		2,388,160

(1)	Each warrant is exercisable to acquire one common share.
(2)

On May 11, 2005 the Corporation entered into an agreement with the Estate of Kim N. Hart for the purpose of canceling warrants to purchase 55,150,000 shares of the Corporation’s common stock previously held by Kim N. Hart.

CURRENCY TRANSLATION

The Corporation’s proposed operations will be carried out in United States and Canadian dollars. As a result, the Corporation will be faced with currency fluctuations. The Corporation does not currently engage in currency hedging, however, the Corporation may do so once operations have commenced.

B.                            ARTICLES AND BYLAWS

The Corporation was continued on December 12, 2003 under the provisions of the Canada Business Corporations Act (the "CBCA"). The Articles of Corporation place no restrictions upon the Corporation's objects and purposes.

Articles and Bylaws

Pursuant to the Articles and the By-laws of the Corporation and the requirements of the CBCA, the board of directors must consist of not fewer than five (5) and not more than eleven (11) directors. A majority of the number of directors appointed constitutes a quorum at any meeting of directors, provided, however, that no business may be transacted at a meeting of directors unless at least one-quarter of the directors present are resident Canadians. The duty of the directors is to manage or supervise the management of the business of the Corporation.

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

The By-laws of the Corporation state that the directors may fix the remuneration of the directors and that the directors shall be paid such remuneration for their services as the board may from time to time determine. The directors are also entitled to be reimbursed for travel and other expenses properly incurred by them in attending meetings of the board or any committee of the board of directors. Nothing in the By-laws precludes any director from serving the Corporation in any other capacity and receiving remuneration for such services.

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

C.                            MATERIAL CONTRACTS

Except as otherwise disclosed in this Annual Report and the Corporation’s financial statements and notes included in this Annual Report, the Corporation has no other material contracts.

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

Provisions in the Act relating to dividend and deemed dividend payments and gains realized by non-residents of Canada who are residents of the United States are subject to the Canada-United States Income Tax Convention (1980), as amended (the “1980 Convention”).

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

F.                            DIVIDENDS AND PAYING AGENTS

Not Applicable.

G.                            STATEMENTS BY EXPERTS

Not Applicable.

H.                            DOCUMENTS ON DISPLAY

The documents concerning the Corporation may be viewed at Suite 300, 940 The East Mall, Toronto, Ontario, Canada M9B 6J7, during normal business hours.

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

ITEM 14.               MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable.

ITEM 15.               CONTROLS AND PROCEDURES

Evaluation Of Disclosure Controls And Procedures

As of the end of the period covered by this report, the Corporation carried out an evaluation, under the supervision and with the participation of the Corporation’s Principal Executive Officer and Principal Financial Officer, of the effectiveness of the design and operation of the Corporation’s disclosure controls and procedures. The Corporation’s disclosure controls and procedures are designed to provide a reasonable level of assurance of achieving the Corporation’s disclosure control objectives. The Corporation’s Principal Executive Officer and Principal Accounting Officer have concluded that its disclosure controls and procedures are, in fact, effective at this reasonable assurance level as of the period covered.

Changes In Internal Controls Over Financial Reporting

In connection with the evaluation of the Corporation’s internal controls during its last fiscal year, the Corporation’s Principal Executive Officer and Principal Financial Officer have determined that there are no changes to the

Corporation’s internal controls over financial reporting that has materially affected, or is reasonably likely to materially effect, the Corporation’s internal controls over financial reporting.

ITEM 16.               [RESERVED]

ITEM 16A.            AUDIT COMMITTEE FINANCIAL EXPERT

The Corporation has no independent financial expert on the audit committee. T. Keith Blackwell, a Chartered Accountant and the CEO and CFO of the Corporation, serves on the Corporation’s audit committee. Mr. Blackwell is the Corporation’s audit committee financial expert as that term is defined in paragraph (a) of Item 16A of Form 20-F.

ITEM 16B.            CODE OF ETHICS

The Corporation has adopted a Code of Ethics applicable to its officers and directors which is a "code of ethics" as defined by applicable rules of the SEC. Sungold’s Code of Ethics is attached as an exhibit to this Annual Report. If the Corporation makes any amendments to its Code of Ethics other than technical, administrative, or other non-substantive amendments, or grant any waivers, including implicit waivers, from a provision of the Corporation’s Code of Ethics to its Chief Executive Officer, Chief Financial Officer, or certain other finance executives, the Corporation will disclose the nature of the amendment or waiver, its effective date and to whom it applies in a report on Form 6-K filed with the SEC.

ITEM 16C.            PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

The aggregate fees billed for the two most recently completed fiscal years ended August 31, 2005 for professional services rendered by the principal accountant for the audit of the Corporation’s annual financial statements and review of the financial statements included in the Corporation’s Annual Report on Form 20-F and services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for these fiscal periods were as follows:

	Year Ended August 31, 2005	Year Ended August 31, 2004
Audit Fees	$20,250	$30,815
Audit Related Fees	$6,150	$7,900
Tax Fees	$2,500	$2,800
Other Fees	$7,220	$10,690
Total	$36,120	$52,205

ITEM 16D.            EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E.            PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

None.

PART IV

ITEM 17.               FINANCIAL STATEMENTS

The Report and Consolidated Financial Statements for the years ended August 31, 2005, 2004, and 2003 reported on by Loewen, Stronach & Co., Chartered Accountants. The Financial Statements were prepared in accordance with Canadian GAAP and are presented in Canadian dollars. There are differences between United States and Canadian GAAP which are set forth in Note 13 of the Report and Consolidated Financial Statements for the years ended August 31, 2005, 2004, and 2003.

ITEM 18.               FINANCIAL STATEMENTS

Not applicable.

ITEM 19.               EXHIBITS

The following financial statements and related schedules are included in this Item:

(a)	Financial Statements

Auditors’ Report

Consolidated Balance Sheets as at August 31, 2005 and 2004.

Consolidated Statements of Loss and Deficit for the years ended August 31, 2005, 2004, and 2003 and for the cumulative period from April 7, 1986 (inception) to August 31, 2005.

Consolidated Statements of Cash Flows for the years ended August 31, 2005, 2004, and 2003 and for the cumulative period from April 7, 1986 (inception) to August 31, 2005.

Notes to Consolidated Financial Statements.

SUNGOLD INTERNATIONAL HOLDINGS CORP.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED AUGUST 31, 2005

(A Development Stage Company)
(Presented in Canadian Dollars)

LOEWEN, STRONACH & CO.
Chartered Accountants

AUDITOR’S REPORT

To The Shareholders of Sungold International Holdings Corp.:

We have audited the consolidated balance sheet of Sungold International Holdings Corp. (a development stage company) as at August 31, 2005 and 2004 and the consolidated statements of loss and deficit and cash flows for the years ended August 31, 2005, 2004 and 2003 and for the cumulative period from April 7, 1986 (inception) to August 31, 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2005 and 2004 and the results of its operations and cash flows for the years ended August 31, 2005, 2004 and 2003 and for the cumulative period from April 7, 1986 (inception) to August 31, 2005 in accordance with Canadian generally accepted accounting principles which differ in certain respects from United States generally accepted accounting principles (refer to Note 13).

“Loewen, Stronach & Co.”

Chartered Accountants

Vancouver, BC
December 28, 2005

Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Conflict

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as described in Note 2 (a) to the financial statements. Our report to the shareholders dated December 28, 2005, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

“Loewen, Stronach & Co.”

Chartered Accountants

Vancouver, BC
December 28, 2005

SUNGOLD INTERNATIONAL HOLDINGS CORP.

CONSOLIDATED BALANCE SHEET

AUGUST 31, 2005

(A Development Stage Company)
(Presented in Canadian Dollars)

	2005	2004
	$	$

ASSETS

CURRENT ASSETS
Cash	10,876	93,411
Canadian goods and services input tax credit	43,065	92,246
Prepaid expenses and deposits	22,087	58,768
	76,028	244,425
PRE-DEVELOPMENT COSTS (Note 3)	224,898	825,154
EQUIPMENT (Note 4)	628,012	522,455
	928,938	1,592,034

LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued liabilities	244,075	200,334
Loans payable (Note 7c)	12,500	9,696
Current obligation under capital leases (Note 6)	7,120	-
	263,695	210,030
OBLIGATION UNDER CAPITAL LEASES (Note 6)	14,519	-
	278,214	210,030

SHAREHOLDERS’ EQUITY

SHARE CAPITAL (Note 5)	21,078,648	19,959,566
CONTRIBUTED SURPLUS (Note 5d)	190,457	51,922
DEFICIT	(20,618,381)	(18,629,484)
	650,724	1,382,004
	928,938	1,592,034

Going concern – Note 2
Operating lease commitment - Note 8
Subsequent events – Note 12

APPROVED BY THE DIRECTORS:

“Art Cowie”	Director

“Donald R. Harris”	Director

(See accompanying notes to consolidated financial statements)

SUNGOLD INTERNATIONAL HOLDINGS CORP.

CONSOLIDATED STATEMENT OF LOSS AND DEFICIT

FOR THE YEAR ENDED AUGUST 31, 2005

(A Development Stage Company)
(Presented in Canadian Dollars)

	April 7, 1986
	(inception) to
	August 31, 2005	2005	2004	2003
	$	$	$	$
REVENUE

Gain on disposition of marketable securities	838,947	-	-	-

EXPENSES

Impairment write-down of pre-development costs	6,460,304	628,246	-	2,017,420
Advertising and promotion	3,317,206	55,443	122,508	594,941
Professional and consulting fees	3,022,136	566,803	488,500	547,829
Management fees and salaries	1,934,294	46,688	58,353	286,603
Investor relations	1,169,813	133,306	35,192	214,843
Travel and conferences	1,109,935	75,970	168,116	201,229
Office and miscellaneous	837,399	43,756	59,673	164,044
Internet services	799,574	29,559	23,831	184,249
Amortization	794,558	140,449	126,899	144,616
Office rent and services	580,815	60,896	63,452	80,595
Transfer agent and filing fees	373,265	30,658	50,287	33,078
Insurance	263,786	833	563	61,470
Financing fees	218,000	-	-	-
Stock based compensation	190,457	138,535	-	51,922
Finder fees	154,031	-	-	-
Interest and bank charges	113,668	5,222	12,561	8,302
Settlement agreements	71,178	31,178	-	-
Interest on capital leases	29,228	2,600	1,005	11,962
Fees and commissions	29,741	-	-	-
Prizes	1,547	-	-	4,336
Loss on disposition of equipment	826	-	826	-
Quebec capital tax	500	-	-	250
Foreign exchange loss (gain)	(14,933)	(1,245)	(48)	10,269
	21,457,328	1,988,897	1,211,718	4,617,958
LOSS	20,618,381	1,988,897	1,211,718	4,617,958
DEFICIT– BEGINNING	-	18,629,484	17,417,766	12,799,808
DEFICIT – ENDING	20,618,381	20,618,381	18,629,484	17,417,766

Weighted average number of shares		111,579,338	92,239,057	63,900,867
Adjusted for Sept 8, 2003, 21 for 20 stock split		-	-	3,993,531
		111,579,338	92,239,057	67,894,398

Loss per share		0.0178	0.0131	0.0680

(See accompanying notes to consolidated financial statements)

SUNGOLD INTERNATIONAL HOLDINGS CORP.

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED AUGUST 31, 2005

(A Development Stage Company)
(Presented in Canadian Dollars)

	April 7, 1986
	(inception) to
	August 31, 2005	2005	2004	2003
	$	$	$	$
OPERATING ACTIVITIES
Loss	(20,618,381)	(1,988,897)	(1,211,718)	(4,617,958)
Items not involving cash:
Write-down of pre-development costs	6,460,303	628,246	-	2,017,420
Amortization	794,558	140,449	126,899	144,616
Stock-based compensation	190,457	138,535	-	51,922
Issuance of private placement units or common shares for
services	233,777	233,777	-	-
Gain on disposition of marketable securities	(838,947)	-	-	-
Loss on disposition of equipment	14,858	-	826	-
	(13,763,375)	(847,890)	(1,083,993)	(2,404,000)
Cash provided (used) by changes in non-cash working capital
items:
Canadian goods and services tax input tax credit	(43,065)	49,181	(48,197)	(25,981)
Prepaid expenses	(22,087)	36,681	(54,614)	370,799
Accounts payable and accrued liabilities	244,073	43,739	25,096	142,414
	(13,584,454)	(718,289)	(1,161,708)	(1,916,768)
INVESTING ACTIVITIES
Pre-development costs (See Note 3 below)	(5,275,823)	(5,996)	(63,112)	(11,146)
Proceeds of disposition of equipment	38,028	-	23,682	-
Acquisition of equipment (see Note 4 below)	(1,392,826)	(220,221)	(69,580)	(207,414)
	(6,630,621)	(226,217)	(109,010)	(218,560)
FINANCING ACTIVITIES
Loans payable (See Note 5 below)	2,588,228	610,774	1,377,503	317,764
Repayment of obligation under capital leases (see Note 4	(61,164)	(4,135)	(17,253)	(19,423)
below)
Issuance of shares	15,973,140	255,332	-	1,835,162
Proceeds of disposition of marketable securities	1,725,747	-	-	-
	20,225,951	861,971	1,360,250	2,133,503

INCREASE (DECREASE) IN CASH	10,876	(82,535)	89,532	(1,825)
CASH – beginning	-	93,411	3,879	5,704
CASH – ending	10,876	10,876	93,411	3,879

Notes to statement of cash flows:

1)	Cash consists of balances with banks

2)	Interest and income taxes paid:
	Interest paid	191,163	7,822	13,566	20,276
	Income taxes paid	-	-	-	-

3)	During the year, the Company issued 300,000 common shares in lieu payment of $21,994 consultant fees for its SafeSpending™ Project in addition to cash payments

4)	During the year, the Company acquired at an aggregate cost $26,961 of computer hardware under capital leases, including a $1,177 deposit in addition to cash payments.

5)

During in the year the Company issued 9,700,000 private placement units to settle $607,979 of debts. Since April 7, 1986 (inception) to August 31, 2005, the Company issued 40,950,000 private placement units to settle $2,575,737 of debts

(See accompanying notes to consolidated financial statements)

SUNGOLD INTERNATIONAL HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED AUGUST 31, 2005

(A Development Stage Company)
(Presented in Canadian Dollars)

Note 1	NATURE OF OPERATIONS

Sungold International Holdings Corp. (the “Company” or “Sungold”) is continued under the Canada Business Corporations Act and is a publicly traded company on the OTC bulletin board under the symbol SGIHF. The principal activity is developing and promoting a proprietary pari-mutuel wagering virtual horseracing project, commercial advertising time on the product, and an internet payment system. To date, the Company has not earned significant revenues and is considered to be in a development stage.

Note 2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)	Going concern

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and include the accounts of the Company and its wholly owned legal subsidiaries: SafeSpending Inc., Horsepower Broadcasting Network Inc., Racing Unified Network (R.U.N.) Inc., and Horsepower Broadcasting Network (HBN) International Ltd.

These consolidated financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting principles. The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

The recoverability of the amounts shown for pre-development costs is primarily dependant on the ability of the Company to put its pre-development projects into economically viable products in the future. The Company plans to meet anticipated financing needs in connection with its obligations by the exercise of stock options, share purchase warrants, and through private placements, public offerings or joint-venture participation by others.

There is significant doubt about the appropriateness of the use of the going concern assumption because the Company experienced significant recurring losses from operations and has experienced significant negative cash flow from operations over a number of years.

The ability of the Company to continue as a going concern and to realize the carrying value of its assets and discharge its liabilities when due is dependent on the successful completion of the actions taken or planned, which management believes will mitigate the adverse conditions and events which raise doubt about the validity of the "going concern" assumption used in preparing these financial statements. There is no assurance that the Company will be successful in its efforts.

The financial statements do not reflect adjustments that would be necessary if the "going concern" assumption is not appropriate. If the "going concern" basis is not appropriate for these financial statements, then adjustments would be necessary in the carrying value of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

b)	Commitments and Contingencies

The Company’s activities are subject to various governmental laws and regulations relating to pari- mutuel wagering virtual horseracing product, internet payment system, copyrights, trademarks and patents. These regulations are continually changing. The Company will require approval under all applicable laws and regulations.

SUNGOLD INTERNATIONAL HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED AUGUST 31, 2005

(A Development Stage Company)
(Presented in Canadian Dollars)

PAGE - 2 -

Note 2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

c)	Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities at the date of financial statements and revenue and expenses for the year reported. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future years could be significant. There are significant estimates on the deferred pre-development costs and equipment amortization policy. Actual results could from those estimates.

d)	Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Horsepower Broadcasting Network (HBN) International Ltd., SafeSpending Inc., and Racing Unified Network (R.U.N.) Inc. All inter-company transactions and balances have been eliminated. In January 2005, the Company wound up a wholly owned subsidiary, Horsepower Broadcasting Network Inc.

e)	Translation of Foreign Currencies:

Accounts recorded in foreign currency have been converted to Canadian dollars as follows:

Current assets and current liabilities at exchange rates at the end of the year;
Other assets at historical rates;
Revenues and expenses at the average rate of exchange for the month incurred.

Gains and losses resulting from the fluctuation of foreign exchange rates are included in the determination of income.

f)	Pre-development costs

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

…/ 3

SUNGOLD INTERNATIONAL HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED AUGUST 31, 2005

(A Development Stage Company)
(Presented in Canadian Dollars)

PAGE - 3 -

Note 2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

g)	Equipment and Amortization

Equipment is recorded at cost with amortization provided on a declining balance as follows:

Software – Horsepower®	20%
Computer hardware	30%
Computer software	100%
Computers under capital leases	30%
Office equipment	20%

The above rates have been utilized to reflect the anticipated life expectancy. In the year acquired and put in use, only one-half the normal rate is applied.

h)	Income Taxes

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

i)	Loss Per Share

Loss per share is determined using the treasury stock method on the weighted average number of shares outstanding during the year. All outstanding options, purchase warrants and private placement units are anti-dilutive, and therefore have no effect on the determination of loss per share.

j)	Stock-based Compensation Plans

The Company follows the fair value method of accounting for its stock-based compensation plans. The fair value of the stock options awarded is determined at the grant date using the Black-Sholes option pricing model. The Company recognizes compensation expense at the time the options are granted, since the options are immediately vested.

Shares issued for services received in lieu of payment in cash are valued according to the market value of the shares at the time the service is provided.

…/ 4

SUNGOLD INTERNATIONAL HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED AUGUST 31, 2005

(A Development Stage Company)
(Presented in Canadian Dollars)

PAGE - 4 -

Note 3	PRE-DEVELOPMENT COSTS

a)	SafeSpending™ project

In May 2001, a subsidiary of the Company, SafeSpending Inc., acquired all the rights to an internet payment system technology which is a spending system that can be used to make anonymous purchases online from merchants and individuals. The agreement provides SafeSpending Inc. with all copyrights, trademarks, source codes and intellectual property and the Company has patents pending in 105 countries for the SafeSpending™ anonymous payment system. During the year, the Company entered into consulting agreements with the two individuals from whom the rights were acquired, to assist in the further development of the project. The contracts are for six months from July 20th , 2005, and the consultants each received total compensation of 150,000 shares, having a total value at the time of $10,997 each.

	August 31		Impairment	August 31
	2004	Additions	Write off	2005
	$	$	$	$
Acquisition cost	62,300	-	-	62,300
Legal and consulting fees	55,489	24,155	-	79,644
	117,789	24,155	-	141,944

b)	Horsepower® project

Horsepower® World Pool Virtual Horse Racing System is a proprietary, pari-mutuel wagering product operated by Horsepower Broadcasting Network (HBN) International Ltd., a subsidiary of the Company. The product is being offered to Licensed facilities and Authorized Racetrack Affiliates. Development of this project is largely complete but there are no operating installations as of the date of this statement.

The hardware and software development costs are capitalized under equipment and amortized annually when put in use, and legal fees for trademark applications for Horsepower® were deferred under its HorsepowerTM project.

	August 31		Impairment	August 31
	2004	Additions	Write off	2005
	$	$	$	$
Legal and consulting fees	79,119	3,835	-	82,954

…/ 5

SUNGOLD INTERNATIONAL HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED AUGUST 31, 2005

(A Development Stage Company)
(Presented in Canadian Dollars)

PAGE - 5 -

Note 3	PRE-DEVELOPMENT COSTS (continued)

c)	Vancouver Racecourse / Richmond Equine Training Centre project

In July 2004, the Company obtained an option to purchase 126 acres of land southwest of No. 8 Road and Westminster Highway in Richmond, BC, Canada (“Land”) for the purpose of developing a horse training complex, subject to approval of all zoning and regulatory authorities. The agreement gave the Company the option to purchase the Land for $10,500,000 until January 2, 2005. During the year, the management decided not to pursue the project and did not exercise the land purchase option, cancelled the letter of intention to issue six million common treasury shares related to the project at $4.00 per share and expensed the deferred pre-development costs of the project.

	August 31		Impairment	August 31
	2004	Additions	Write off	2005
	$	$	$	$
Consulting and legal fees	616,718	-	616,718	-
Options	10,000	-	10,000	-
Other direct costs	1,528	-	1,528	-
	628,246	-	628,246	-

			Impairment
	2004	Additions	Write off	2005
	$	$	$	$

TOTAL PRE-DEVELOPMENT COSTS	825,154	27,990	628,246	224,898

Note 4	EQUIPMENT

		2005		2004
	Cost	Less	Net Book	Net Book
		Accumulated	Value	Value
		Amortization
	$	$	$	$
Software – Horsepower®	1,033,216	493,386	539,830	446,938
Computer hardware	324,598	261,926	62,672	75,517
Computers under capital leases	26,961	4,044	22,917	-
Computer software	4,701	2,351	2,350	-
Office equipment	270	27	243	-

	1,389,746	761,734	628,012	522,455

…/ 6

SUNGOLD INTERNATIONAL HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED AUGUST 31, 2005

(A Development Stage Company)
(Presented in Canadian Dollars)

PAGE - 6 -

Note 5	SHARE CAPITAL

	2005	2004
	$	$
Authorized:
Unlimited common shares without par value
100,000,000 Class “A” preference shares
without par value
100,000,000 Class “B” preference shares
without par value

Issued and outstanding:
119,607,800 common
(August 31, 2004 – 103,364,740 common)	21,078,648	19,959,566

a)	Shares issued during the year:	2005		2004
		#	$	#	$
	For cash	3,383,060	255,332	-	-
	Non-cash transactions:
	- for services provided	3,160,000	255,771	-	-
	- for debt settlement	9,700,000	607,979	19,500,000	1,385,197
		12,860,000	863,750	19,500,000	1,385,197
	- 21 for 20 stock split – Sept 8/03	-	-	3,993,531	-

		16,243,060	1,119,082	23,493,531	1,385,197

b)	Stock options and stock based compensation:

The Company has a fixed stock option plan on the issuance of options of up to 10% of the Company’s issued share capital. The following are incentive share purchase options outstanding:

Date of Grant	Price	Balance Aug 31, 2004	Granted	Exercised / Expired / Cancelled	Balance August 31, 2005	Expiration date
Feb 16, 2001	US$0.1500	100,000	-	-	100,000	Feb 16, 2006
Feb 28, 2001	US$0.0600	1,050,000	-	-	1,050,000	Feb 28, 2006
Mar 5, 2001	US$0.0850	79,900	-	-	79,900	Mar 5, 2006
Aug 10, 2001	US$0.1200	300,000	-	-	300,000	Aug 10, 2006
Dec 20, 2001	US$0.0900	100,000	-	-	100,000	Dec 20, 2006
Jan 4, 2002	US$0.0800	730,764	-	-	730,764	Jan 4, 2007
Jan 24, 2002	US$0.0725	400,000	-	-	400,000	Jan 24, 2007
Oct 11, 2002	US$0.1500	200,000	-	-	200,000	Oct 11, 2007
Oct 16, 2002	US$0.1500	300,000	-	-	300,000	Oct 16, 2007
Jan 23, 2003	US$0.1100	136,000	-	-	136,000	Jan 23, 2008
May 27, 2003	US$0.0500	64,000	-	-	64,000	May 27, 2008
May 28,2003	US$0.0500	150,000	-	-	150,000	May 28,2008
Apr 14, 2005	US$0.1200	-	1,000,000	-	1,000,000	Mar 31, 2007
May 27, 2005	US$0.1200	-	750,000	-	750,000	Mar 31, 2007
Jun 1, 2005	US$0.1200	-	500,000	-	500,000	Mar 31, 2007
Jun 1, 2005	US$0.1200	-	500,000	-	500,000	Mar 31, 2007
Jun 6, 2005	US$0.1200	-	500,000	-	500,000	Mar 31, 2007
Jul 1, 2005	US$0.1200	-	500,000	-	500,000	Mar 31, 2007
Jul 20, 2005	US$0.1200	-	500,000	-	500,000	Mar 31, 2007
		3,610,664	4,250,000	-	7,860,664

…/ 7

SUNGOLD INTERNATIONAL HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED AUGUST 31, 2005

(A Development Stage Company)
(Presented in Canadian Dollars)

PAGE - 7 -

Note 5	SHARE CAPITAL (continued)

b)	Stock options and stock based compensation (continued):

In 2001, the Canadian Institute of Chartered Accountants issued Section 3870 for Stock-based Compensations, which requires the use of fair value based method for fiscal years beginning on or after January 1, 2002, and applies to awards granted on or after the date of adoption. The Company adopted the recommendations prospectively for the fiscal year starting September 1, 2002.

Under this fair value based method, the value of a stock-based compensation plan is the sum of two component parts: its intrinsic value and its time value. The intrinsic value reflects the extent to which it is “in the money” at any date, and the time value is the value of the potential increases to the plan holder at any given time. The estimated time value is added to the intrinsic value to determine the fair value of the plan at any time.

Since September 1, 2002, the Company granted 5,100,000 share purchase options as follows:

Date of Grant	Price	Granted #	Exercisable #	Exercised #	Compensation $	Expiration date
Option granted in fiscal 2003:
Oct 11, 2002 Oct 16, 2002 Jan 23, 2003 May 27, 2003 May 28,2003	US$0.1500 US$0.1500 US$0.1100 US$0.0500 US$0.0500	200,000 300,000 136,000 64,000 150,000	200,000 300,000 136,000 64,000 150,000	- - - - -	16,600 24,900 8,282 640 1,500	October 11, 2007 October 6, 2007 January 23, 2008 May 27, 2008 May 27, 2008
Total granted		850,000	850,000	-	51,922
Outstanding Aug 31, 2003		850,000	850,000	-
Option granted in fiscal 2004:		-	-	-	-
Outstanding Aug 31, 2004		850,000	850,000
Option granted in fiscal 2005:
Apr 14, 2005 May 27, 2005 Jun 1, 2005 Jun 1, 2005 Jun 6, 2005 Jul 1, 2005 Jul 20, 2005	US$0.1200 US$0.1200 US$0.1200 US$0.1200 US$0.1200 US$0.1200 US$0.1200	1,000,000 750,000 500,000 500,000 500,000 500,000 500,000	1,000,000 750,000 500,000 500,000 500,000 500,000 500,000	- - - - - - -	32,597 24,448 16,307 16,307 16,298 16,290 16,288	Mar 31, 2007 Mar 31, 2007 Mar 31, 2007 Mar 31, 2007 Mar 31, 2007 Mar 31, 2007 Mar 31, 2007
Total granted		4,250,000	4,250,000	-	138,535
Outstanding Aug 31, 2005		5,100,000	5,100,000

…/ 8

SUNGOLD INTERNATIONAL HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED AUGUST 31, 2005

(A Development Stage Company)
(Presented in Canadian Dollars)

PAGE - 8 -

Note 5	SHARE CAPITAL (continued)

b)	Stock options and stock based compensation (continued):

The fair value of each option granted is estimated on the date of the grant using the Black-Sholes option pricing model with the following assumptions:

Risk-free interest rate	2.82% to 3.00%
Dividend yield	0
Estimated hold period prior to exercise (years)	2 to 3 year
Volatility in the price of the Company’s common shares	120% to 150%

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

The Black-Sholes valuation model was developed for use in estimating the fair value of traded options which are fully transferable and highly traded. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company’s stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its director stock options.

Outstanding share purchase options which were issued prior to January 1, 2002, have neither been charged to income nor included in the calculation of the pro forma loss, in accordance with Section 3870 of the CICA Handbook, which took effect prospectively.

…/9

SUNGOLD INTERNATIONAL HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED AUGUST 31, 2005

(A Development Stage Company)
(Presented in Canadian Dollars)

PAGE - 9 -

Note 5	SHARE CAPITAL (continued)

c)	Share purchase warrants (see also Note 7e - Related Party Transactions):

Date of Grant	Price	Balance August 31, 2004	Granted	Exercised	Expired / Cancelled	Balance August 31, 2005	Expiration date
Sep 7, 2001	US$0.200	1,000,000	-	-	1,000,000	-	Expired
Oct 24, 2001	US$0.150	420,000	-	-	420,000	-	Expired
Nov 4, 2001	US$0.150	1,000,000	-	-	1,000,000	-	Expired
Dec 14, 2001	US$0.060	2,333,334	-	-	2,333,334	-	Expired
Jan 7, 2002	US$0.060	1,700,000	-	-	1,700,000	-	Expired
Jan 30, 2002	US$0.060	1,000,000	-	-	1,000,000	-	Expired
Mar 1, 2002	US$0.110	300,000	-	-	300,000	-	Expired
Mar 26, 2002	US$0.170	1,000,000	-	-	1,000,000	-	Expired
Apr 4, 2002	US$0.165	1,000,000	-	-	1,000,000	-	Expired
May 7, 2002	US$0.160	400,000	-	-	400,000	-	Expired
May 30, 2002	US$0.150	600,000	-	-	600,000	-	Cancelled
Jul 10, 2002	US$0.075	2,500,000	-	-	2,500,000	-	Cancelled
Jul 24, 2002	US$0.080	250,000	-	-	250,000	-	Cancelled
Jul 23, 2002	US$0.080	1,500,000	-	-	1,500,000	-	Cancelled
Aug 21, 2002	US$0.090	100,000	-	-	100,000	-	Expired
Sep 27, 2002	US$0.080	3,000,000	-	-	3,000,000	-	Cancelled
Nov 1, 2002	US$0.070	3,000,000	-	-	3,000,000	-	Cancelled
Mar 26, 2003	US$0.050	3,000,000	-	-	3,000,000	-	Cancelled
Apr 10, 2003	US$0.040	3,750,000	-	-	3,750,000	-	Cancelled
May 16, 2003	US$0.030	3,000,000	-	-	3,000,000	-	Cancelled
Jun 11, 2003	US$0.030	3,000,000	-	-	3,000,000	-	Cancelled
Jul 7, 2003	US$0.031	2,500,000	-	-	2,500,000	-	Cancelled
Aug 21, 2003	US$0.075	1,000,000	-	-	1,000,000	-	Cancelled
Sep 5, 2003	US$0.060	2,000,000	-	-	2,000,000	-	Cancelled
Oct 31, 2003	US$0.060	2,000,000	-	-	2,000,000	-	Cancelled
Feb 10, 2004	US$0.040	4,000,000	-	-	4,000,000	-	Cancelled
Feb 18, 2004	US$0.045	2,500,000	-	-	2,500,000	-	Cancelled
Mar 30, 2004	US$0.0525	1,500,000	-	-	1,500,000	-	Cancelled
Jun 04, 2004	US$0.060	3,000,000	-	-	3,000,000	-	Cancelled
Aug 20, 2004	US$0.060	4,500,000	-	-	4,500,000	-	Cancelled
Oct 1, 2004	US$0.060	-	2,500,000	-	2,500,000	-	Cancelled
Dec 31, 2004	US$0.050	-	4,000,000	-	4,000,000	-	Cancelled
Jan 19, 2005	US$0.045	-	3,200,000	-	3,200,000	-	Cancelled
May 2, 2005	US$0.150	-	250,000	-	-	250,000	May 31, 2007
May 31, 2005	US$0.050	-	300,000	-	-	300,000	May 31, 2007
May 31, 2005	US$0.050	-	300,000	-	-	300,000	May 31, 2007
May 31, 2005	US$0.050	-	793,260	-	-	793,260	May 31, 2007
May 31, 2005	US$0.150	-	152,500	-	-	152,500	May 31, 2007
May 31, 2005	US$0.150	-	152,500	-	-	152,500	May 31, 2007
Jun 17, 2005	US$0.150	-	52,250	-	-	52,250	Jun 30, 2007
Jun 22, 2005	US$0.150	-	147,500	-	-	147,500	Jun 30, 2007
Jul 20, 2005	US$0.150	-	87,500	-	-	87,500	Jul 31, 2007
Jul 27, 2005	US$0.150	-	50,650	-	-	50,650	Jul 31, 2007
Jul 30, 2005	US$0.150	-	51,000	-	-	51,000	Jul 31, 2007
Aug 5, 2005	US$0.150	-	51,000	-	-	51,000	Jul 31, 2007
		56,853,334	12,088,160	-	66,553,334	2,388,160

…/10

SUNGOLD INTERNATIONAL HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED AUGUST 31, 2005

(A Development Stage Company)
(Presented in Canadian Dollars)

PAGE - 10 -

Note 5	SHARE CAPITAL (continued)

d)	Contributed surplus

	2005	2004
	$	$

Contributed surplus – beginning	51,922	51,922
Addition related to stock options granted under fair values	138,535	-
	190,457	51,922
Adjustment related to stock options exercised	-	-
Contributed surplus – ending	190,457	51,922

Note 6	OBLIGATION UNDER CAPITAL LEASES

The Company has two lease agreements for computers accounted for as capital leases. Current payments are $843 monthly, expiring June 2007 through April 2008. The following is a schedule of future lease payments

	2005	2004
	$	$
Total minimum lease payments	26,879	-
Less amount representing interest	(5,240)	-
Balance of obligations	21,639	-
Less current portion	(7,120)	-
Non-current portion	14,519	-

Future annual principal payments required to retire the lease obligations are as follows:

2006	7,120
2007	8,011
2008	6,518
21,639

Note 7	RELATED PARTY TRANSACTIONS

a)

During the year the Company paid $180,301 and has a payable of $22,232, for a total cost of $202,533 for software development to a consulting company for its Horsepower® program. The owner of the consulting company is also the Chief Technical Officer of a subsidiary - Horsepower Broadcasting Network (HBN) International Ltd. The fees are in the normal course of business, which is the amount of consideration established and agreed to by the related parties.

b)	Accounts payable include $51,751 to two directors for consulting service rendered.

c)	The loans payable of $12,500 are from two shareholders with no significant shareholdings. The loans were subsequently converted into common shares (See Note 12 - Subsequent events).

d)

During the year consulting fees of $460,436 (2004 - $392,386) were paid to directors and officers of the Company and subsidiaries of the Company, of which $282,079 was paid by cash and $178,357 was paid by shares, valued at the closing price before the date of settlement. The fees are in the normal course of business and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

…/11

SUNGOLD INTERNATIONAL HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED AUGUST 31, 2005

(A Development Stage Company)
(Presented in Canadian Dollars)

PAGE - 11 -

Note 7	RELATED PARTY TRANSACTIONS (continued)

e)

During the year the Company made agreements with share purchase warrant holders, the Estate of Kim N. Hart, to cancel all the 56,050,000 unexpired warrants issued prior to May 1, 2005 for a consideration of $31,178 (US$25,000) and Ms. Anne Kennedy 250,000 unexpired warrants for $Nil.

The amount is the amount of consideration established and agreed to by the related parties and the Company. The Company recorded the payment as a settlement agreement in the income statement.

Note 8	COMMITMENTS

Future minimum lease payments required on its Vancouver office under operating leases as follows:

Year	Amount
$

2006	40,900
2007	10,200
51,000

In addition, the Company is paying month to month rent for office space in Toronto at the rate of $1,570 per month. There is no lease commitment or long term liability.

Note 9	FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash, Canadian goods and services input tax credit, accounts payable and accrued liabilities, loans payable and leases payable. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial statements. The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

Note 10	INCOME TAXES AND ACCUMULATED LOSSES

The Company has accumulated non-capital losses for income tax purposes of $10,943,936 which may be carried forward and used to reduce taxable income in future years. Under present tax legislation, these losses will expire as follows:

Year	Amount

2006	653,279
2007	1,273,366
2008	1,714,246
2009	2,427,247
2010	2,473,112
2014	1,188,956
2015	1,213,730
10,943,936

The company also has accumulated capital losses from the pre-development projects written-off for income tax purposes of $3,771,802 that may be carried forward indefinitely and used to reduce capital gains in the future.

…/12

SUNGOLD INTERNATIONAL HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 FOR THE YEAR ENDED AUGUST 31, 2005

(A Development Stage Company)
(Presented in Canadian Dollars)

PAGE - 12 -

Note 10	ACCUMULATED LOSSES AND INCOME TAXES (continued)

The Company follows the asset and liability method of accounting for income taxes. Future income tax assets and liabilities are determined based on temporary differences between the accounting and tax bases of existing assets and liabilities, and are measured using tax rates expected to apply when these differences reverse. A valuation allowance is recorded against any future tax asset if it is more likely than not that the asset will not be realized.

In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion of all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of future tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. The amount of future tax assets considered realizable could change materially in the near term based on future taxable income during the carry forward period.

The Company’s effective income tax rate differs from the combined Canadian federal and provincial income tax rate. The difference results from the following:

	2005	2004
Combined federal and provincial tax rate	35.62%	36.29%

Provision for income taxes:

Income taxes at statutory rate	(708,445)	(439,732)
Adjusted for written-down of pre-development costs	223,781	-
Adjusted for stock based compensation	49,346	-
Other adjustments	261	154
Permanent differences for tax and accounting income	2,726	8,106
Unrecognized deductible temporary difference	432,331	431,472
Income tax expense	-	-

Future income tax assets and liabilities result from the differences between the carrying amount and the tax basis of the following:

	2005	2004

Tax losses carried forward	3,898,230	3,702,791
Difference in tax and accounting valuations for equipment	945	1,247
	3,899,175	3,704,038
Valuation allowance	(3,899,175)	(3,704,038)
Future tax asset	-	-

Note 11	COMPARATIVE FIGURES

The comparative figures have been reclassified where applicable in order to conform to the presentation used in the current year.

…/13

SUNGOLD INTERNATIONAL HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED AUGUST 31, 2005

(A Development Stage Company)
(Presented in Canadian Dollars)

PAGE - 13 -

Note 12	SUBSEQUENT EVENTS

Subsequent to the year-end, the Company received $296,036 from the issuance of 2,771,416 private placement shares, for an average share of $0.11 per share.

Subsequent to the year- end, the loans from shareholders of $12,500 were converted to 179,250 shares.

Subsequent to the year-end, the Company issued 1,024,800 shares for services in lieu of payments of $85,030.

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

d)	The following are balance sheet items under US GAAP that differ from Canadian GAAP:

	2005	2004	2003
	$	$	$

Pre-development costs	-	-	-
Share capital	25,789,386	24,670,304	23,285,107
Foreign currency adjustments	14,933	13,688	13,640
Accumulated Deficit During Development	(25,568,950)	(24,179,064)	(22,904,186)
Stage

…/16

SUNGOLD INTERNATIONAL HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED AUGUST 31, 2005

(A Development Stage Company)
(Presented in Canadian Dollars)

PAGE - 14 -

Note 13	UNITED STATES ACCOUNTING PRINCIPLES (Continued)

e)	The following table summarizes the effect on Deficit of differences between CDN GAAP and US GAAP:

	2005	2004	2003
	$	$	$

Deficit - CDN GAAP	(20,618,381)	(18,629,484)	(17,417,766)
Cumulative effect of previous
years’ adjustments	(5,549,580)	(5,486,420)	(7,502,963)
	(26,167,961)	(24,115,904)	(24,920,729)
US GAAP material adjustments:
• Effect of the write-off of pre-
development costs on net loss	600,256	(63,112)	2,006,274
• Foreign currency adjustments	(1,245)	(48)	10,269
	599,011	(63,160)	2,016,543
Deficit - US GAAP	(25,568,950)	(24,179,064)	(22,904,186)

f)	The following table summarizes the effect on shareholders’ equity after considering the US GAAP adjustments:

			Deficit	Foreign
	Common	Additional	Accumulated	Currency	Total
	Shares	Paid-in	During	Translation	Shareholders’
	Amount	Capital	Development	Adjustments	Equity
			Stage
	$	$	$	$	$
Common Shares issued /net loss:
August 31, 1986
• Shares for cash	107,501	-	-	-	107,501
• Net loss under US GAAP	-	-	-	-	-
August 31, 1987	107,501	-	-	-	107,501
• Shares for cash	166,971	-	-	-	166,971
• Net loss under US GAAP	-	-	-	-	-
August 31, 1988	274,472	-	-	-	274,472
• Shares for cash	401,667	-	-	-	401,667
• Shares for property	227,000	-	-	-	227,000
• Net loss under US GAAP	-	-	(753,962)	-	(753,962)
August 31, 1989	903,139	-	(753,962)	-	149,177
• Shares for cash	622,215	-	-	-	622,215
• Shares for property	1,897,000	-	-	-	1,897,000
• Net loss under US GAAP	-	-	(575,612)	-	(575,612)
August 31, 1990	3,422,354	-	(1,329,574)	-	2,092,780
• Shares for cash	100,250	-	-	-	100,250
• Net loss under US GAAP	-	-	(350,482)	-	(350,482)
August 31, 1991	3,522,604	-	(1,680,056)	-	1,842,548
• Shares for cash	402,900	-	-	-	402,900
• Net loss under US GAAP	-	-	(1,420,584)	-	(1,420,584)
August 31, 1992	3,925,504	-	(3,100,640)	-	824,864

…/15

SUNGOLD INTERNATIONAL HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED AUGUST 31, 2005

(A Development Stage Company)
(Presented in Canadian Dollars)

PAGE - 15 -

Note 13	UNITED STATES ACCOUNTING PRINCIPLES (continued)

			Deficit	Foreign
	Common	Additional	Accumulated	Currency	Total
	Shares	Paid in	During	Translation	Shareholders’
	Amount	Capital	Development	Adjustments	Equity
			Stage
	$	$	$	$	$
August 31, 1992 – balance forward	3,925,504	-	(3,100,640)	-	824,864
• Shares for cash	465,875	-	-	-	465,875
• Shares for property	150,000	-	-	-	150,000
• Net loss under US GAAP	-	-	(289,189)	-	(289,189)
August 31, 1993	4,541,379	-	(3,389,829)	-	1,151,550
• Shares for cash	576,500	-	-	-	576,500
• Net loss under US GAAP	-	-	(836,050)	-	(836,050)
August 31, 1994	5,117,879	-	(4,225,879)	-	892,000
• Shares for cash	175,000	-	-	-	175,000
• Foreign currency	-	-	-	3,448	3,448
• Net loss under US GAAP	-	-	(738,384)	-	(738,384)
August 31, 1995	5,292,879	-	(4,964,263)	3,448	332,064
• Shares for cash	255,750	-	-	-	255,750
• Foreign currency	-	-	-	3,329	3,329
• Net loss under US GAAP	-	-	(501,749)	-	(501,749)
August 31, 1996	5,548,629	-	(5,466,012)	6,777	89,394
• Shares for cash	1,250,000	-	-	-	1,250,000
• Share-based compensation	1,345,680	-	(1,345,680)	-	-
• Foreign currency	-	-	-	(1,646)	(1,646)
• Net loss under US GAAP	-	-	(1,046,798)	-	(1,046,798)
August 31, 1997	8,144,309	-	(7,858,490)	5,131	290,950
• Shares for cash	1,351,967	-	-	-	1,351,967
• Share-based compensation	2,078,946	-	(2,078,946)	-	-
• Foreign currency	-	-	-	11,140	11,140
• Net loss under US GAAP	-	-	(1,297,719)	-	(1,297,719)
August 31, 1998	11,575,222	-	(11,235,155)	16,271	356,338
• Shares for cash	1,044,358	-	-	-	1,044,358
• Share-based compensation	1,286,112	-	(1,286,112)	-	-
• Foreign currency	-	-	-	(18,372)	(18,372)
• Net loss under US GAAP	-	-	(1,300,904)	-	(1,300,904)
August 31, 1999	13,905,692	-	(13,822,171)	(2,101)	81,420
• Shares for cash	2,182,351	-	-	-	2,182,351
• Foreign currency	-	-	-	18,438	18,438
• Net loss under US GAAP	-	-	(1,956,433)	-	(1,956,433)
August 31, 2000	16,088,043	-	(15,778,604)	16,337	325,776
• Shares for cash	2,391,331	-	-	-	2,391,331
• Foreign currency	-	-	-	12,098	12,098
• Net loss under US GAAP	-	-	(2,051,962)	-	(2,051,962)
August 31, 2001	18,479,374	-	(17,830,566)	28,435	677,243

…/16

SUNGOLD INTERNATIONAL HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED AUGUST 31, 2005

(A Development Stage Company)
(Presented in Canadian Dollars)

PAGE - 16 -

Note 13	UNITED STATES ACCOUNTING PRINCIPLES (continued)

			Deficit	Foreign
	Common	Additional	Accumulated	Currency	Total
	Shares	Paid-in	During	Translation	Shareholders’
	Amount	Capital	Development	Adjustments	Equity
			Stage
	$	$	$	$	$
August 31, 2001 – balance forward	18,479,374	-	(17,830,566)	28,435	677,243
• Shares for cash	2,388,010	-	-	-	2,388,010
• Foreign currency	-	-	-	(4,526)	(4,526)
• Net loss under US GAAP	-	-	(2,472,205)	-	(2,472,205)
August 31, 2002	20,867,384	-	(20,302,771)	23,909	588,522
• Shares issuance	2,417,723	-	-	-	2,417,723
• Share-based compensation	-	51,922	-	-	51,922
• Foreign currency	-	-	-	(10,269)	(10,269)
• Net loss under US GAAP	-	-	(2,601,415)	-	(2,601,415)
August 31, 2003	23,285,107	51,922	(22,904,186)	13,640	446,483
• Shares issuance	1,385,197	-	-	-	1,385,197
• Foreign currency	-	-	-	48	48
• Net loss under US GAAP	-	-	(1,274,878)	-	(1,274,878)
August 31, 2004	24,670,304	51,922	(24,179,064)	13,688	556,850
• Shares issuance	1,119,082	-	-	-	1,119,082
• Share-based compensation	-	138,535	-	-	138,535
• Foreign currency	-	-	-	1,245	1,245
• Net loss under US GAAP	-	-	(1,389,886)	-	(1,389,886)
August 31, 2005	25,789,386	190,457	(25,568,950)	14,933	425,826

g)	The following table summarizes the effect on Net Loss of differences between CDN GAAP and US GAAP:

	Cumulative	2005	2004	2003
	Amounts
	From
	Apr 7/86 to
	Aug 31/05
	$	$	$	$

Net loss under CDN GAAP	(20,618,381)	(1,988,897)	(1,211,718)	(4,617,958)
US GAAP material adjustments:
Effect of the write-off of pre-			-	-
development costs on net loss	(224,898)	600,256	(63,112)	2,006,274
Share-based compensation	(4,710,738)	-	-	-
Foreign currency adjustments	(14,933)	(1,245)	(48)	10,269
Net loss under US GAAP	(25,568,950)	(1,389,886)	(1,274,878)	(2,601,415)

Loss per share under US GAAP		0.0125	0.0138	0.0383

Weighted average number of shares		111,579,338	92,239,057	67,894,398

…/17

SUNGOLD INTERNATIONAL HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED AUGUST 31, 2005

(A Development Stage Company)
(Presented in Canadian Dollars)

PAGE - 17 -

Note 13	UNITED STATES ACCOUNTING PRINCIPLES (continued)

h)	The following table summarizes the effect on cash flows after considering the US GAAP adjustment:

Cash flows from operating activities

	April 7, 1986
	(Inception) to	2005	2004	2003
	August 31,2005	$	$	$
Per CDN GAAP	(13,584,454)	(718,289)	(1,161,708)	(1,916,768)
Pre-developments costs	(5,275,823)	(5,996)	(63,112)	(11,146)
Per US GAAP	(18,860,277)	(724,285)	(1,224,820)	(1,927,914)

Cash flows from investing activities

	April 7, 1986
	(Inception) to	2005	2004	2003
	August 31,2005	$	$	$
Per CDN GAAP	(6,630,621)	(226,217)	(109,010)	(218,560)
Pre-developments costs	5,275,823	5,996	63,112	11,146
Per US GAAP	(1,354,798)	(220,221)	(45,898)	(207,414)

i)           New Accounting Standards

Under the Securities and Exchange Commission’s Staff Accounting Bulletin No.74, the Company is required to disclose certain information related to recently issued accounting standards. The recently issued accounting standards are summarized as follows:

U.S. Standards

In November 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 151, “Inventory Costs – an amendment of ARB No. 43 Chapter 4” (“SFAS 151”). The Statement amends the guidance in ARB No. 43, Chapter 4, "Inventory Pricing," to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Paragraph 5 of ARB 43, Chapter 4, previously stated that, "… under some circumstances, items such as idle facility expense, excessive spoilage, double freight, and rehandling costs may be so abnormal as to require treatment as current period charges..." This Statement requires that those items be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal." In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not expect that adoption of SFAS 151 will have a material impact on its results from operations or financial position.

…/18

SUNGOLD INTERNATIONAL HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 FOR THE YEAR ENDED AUGUST 31, 2005

(A Development Stage Company)
(Presented in Canadian Dollars)

PAGE - 18 -

Note 13	UNITED STATES ACCOUNTING PRINCIPLES (continued)

h)	New Accounting Standards (continued)

In December 2004, the FASB issued FASB Interpretations (“FIN”) No. 47, “Accounting for Conditional Asset Retirement Obligations—an interpretation of FASB Statement No. 143”. The Interpretation clarifies that the term conditional asset retirement obligation as used in FASB Statement No. 143, Accounting for Asset Retirement Obligations, refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and (or) method of settlement. Thus, the timing and (or) method of settlement may be conditional on a future event. Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. The fair value of a liability for the conditional asset retirement obligation should be recognized when incurred— generally upon acquisition, construction, or development and (or) through the normal operation of the asset. Uncertainty about the timing and (or) method of settlement of a conditional asset retirement obligation should be factored into the measurement of the liability when sufficient information exists. Statement 143 acknowledges that in some cases, sufficient information may not be available to reasonably estimate the fair value of an asset retirement obligation. This Interpretation also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005. The Company does not expect that adoption of FIN 47 will have a material impact on its results from operations or financial position.

In December 2004, the FASB issued SFAS 152, “Accounting for Real Estate Time-Sharing Transactions— an amendment of FASB Statements No. 66 and 67”. The Statement amends FASB Statement No. 66,

Accounting for Sales of Real Estate, to reference the financial accounting and reporting guidance for real estate time-sharing transactions that is provided in AICPA Statement of Position (SOP) 04-2, Accounting for Real Estate Time-Sharing Transactions. This Statement also amends FASB Statement No. 67, Accounting for Costs and Initial Rental Operations of Real Estate Projects, to state that the guidance for (a) incidental operations and (b) costs incurred to sell real estate projects does not apply to real estate time-sharing transactions. The accounting for those operations and costs is subject to the guidance in SOP 04-2. SFAS 152 is effective for real estate time-sharing transactions occurring in fiscal period beginning after June 15, 2005. The Company does not expect that adoption of SFAS 152 will have a material impact on its results from operations or financial position.

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 153, “Exchange of Non monetary Assets – an amendment of APB Opinion No. 29” (“SFAS 153”) which amends Accounting Principles Board (“APB”) Opinion No. 29, “Accounting for Non monetary Transactions” to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for non-monetary asset exchanges occurring in fiscal period beginning after June 15, 2005. The Company does not expect that adoption of SFAS 153 will have a material impact on its results from operations or financial position.

In December 2004, FASB issued Statement of Financial Accounting Standards No. 123R, “Share Based Payment” (“SFAS 123R”). SFAS 123R supersedes APB 25 and its related implementation guidance by requiring entities to recognize the cost of employee services received in exchange for awards of equity instruments based on the grant-date fair value of those awards. As the Company is using fair value method to recognize stock-based compensation, the Company does not expect that adoption of SFAS 123R will have a material impact on its results from operations or financial position.

…/19

SUNGOLD INTERNATIONAL HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED AUGUST 31, 2005

(A Development Stage Company)
(Presented in Canadian Dollars)

PAGE - 19 -

Note 13	UNITED STATES ACCOUNTING PRINCIPLES (continued)

h)	New Accounting Standards (continued)

In May 2005, the FASB issued Statement of Financial Accounting Standards No. 154, “Accounting changes and Error Corrections – a replacement of APB Opinion No. 20 and FASB Statement No. 3” (SFAS 154”) which replaces APB Opinion No. 20, “Accounting Changes” and FASB 3 “Reporting Accounting Changes in Interim Financial Statements”, and changes the requirements for the accounting for and reporting of a change in accounting principle. This statement applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transaction provisions, those provisions should be followed. SFAS 154 requires the issuer to report all voluntary changes in accounting principle via retrospective application, unless impracticable, which enhances the consistency of financial information between periods. SFAS 154 shall be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Early adoption is permitted for accounting changes and corrections of errors made in fiscal years beginning after the date of SFAS 154 was issued.

Canadian Standards

In January 2004 and amended in December 2004, the CICA issued Accounting Guideline No. 18 “Investment Companies” (“AcG-18”). AcG-18 requires investment companies to carry investment at fair value when they otherwise would have had to consolidate them or account for them using the equity method (An investment company will, however, consolidate a controlling interest in another investment company The Company does not expect that adoption of AcG-18 will have a material impact on its results from operations or financial position.

In January 2005 and amended in March 2005, the CICA issued EIC-151 “Exchangeable Securities Issued by Subsidiaries of Income Trust”, which provides guidance on how should exchangeable securities representing the retained interest in a subsidiary of an income trust be presented on the consolidated balance sheet of the income trust, the exchangeable securities be measured, the accounting treatment for the conversion of exchangeable securities that are not presented as part of unitholders’ equity, and earnings per shares be calculated. EIC –151 should be applied for financial years beginning on or after June 30, 2005, with earlier adoption encouraged. The Company does not expect that adoption of EIC-151 will have a material impact on its results from operations or financial position.

In March 2005, the CICA issued EIC-152 “Mining Assets – Impairment and Business Combination”, which provides guidance on an issue when testing mining assets for impairment under CICA 3063. Some mining entities exclude estimated cash flows associated with the economic value of a mining asset beyond that asset’s proven and probable reserves, and those estimated cash flows may also exclude the effects of anticipated fluctuations in the future market price of minerals over the period of cash flows. EIC–152 should be applied for financial years beginning on or after March 16, 2005. As the Company is a pre-operating stage entity and capitalized deferred exploration cost under AcG-11, the Company does not expect that adoption of EIC-152 will have a material impact on its results from operations or financial position.

In April 2005, the CICA issued EIC-154 “Accounting for Pre-Existing Relationships Between the Parties of a Business Combination”. EIC-154 addresses whether a business combination between two parties that have a pre-existing relationship should be evaluated to determine if a settlement of a pre-existing relationship exists, thus requiring the acquirer to account for the settlement separately from the business combination. EIC-154 shall be effective for a component of an enterprise that is either disposed of or classified as held for sale in fiscal years beginning after April 22, 2005. The Company does not expect that adoption of EIC- 154 will have a material impact on its results from operations or financial position.

…/20

SUNGOLD INTERNATIONAL HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED AUGUST 31, 2005

(A Development Stage Company)
(Presented in Canadian Dollars)

PAGE - 20 -

Note 13	UNITED STATES ACCOUNTING PRINCIPLES (continued)

h)	New Accounting Standards (continued)

In April 2005, the CICA issued new Section 1530 “Comprehensive Income”, the new section establishes standards for reporting and display of comprehensive income. The main feature of Section 1530 is a requirement for an enterprise to present comprehensive income and its components, as well as net income, in its financial statements. Section 1530 should be applied for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006.

In April 2005, the CICA issued new Section 3251 “Equity”, the new section, which replaces section 3250 “Surplus”, establishes standards for the presentation of equity and changes in equity during the reporting period. The main feature of Section 3250 is a requirement for an enterprise to present separately each of the changes in equity during the period, including comprehensive income, as well as components of equity at the end of the period. Section 3251 should be applied for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006.

In April 2005, the CICA issued new Section 3855 “Financial instruments – recognition and measurement”, the new section establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. The main features of Section 3855 are classified financial assets as held for trading, held to maturity, loans and receivables, or available for sales and their measurement. Section 3855 should be applied for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006.

In April 2005, the CICA issued new Section 3861 “Financial instruments – disclosure and presentation”, the new section, which replaces section 3860 “Financial instruments – disclosure and presentation”, establishes standards for the presentation of financial instruments and non-financial derivatives, and identifies the information that should be disclosed about them. Section 3861 should be applied for fiscal years beginning on or after November 1, 2004.

In April 2005, the CICA issued new Section 3865 “Hedges”, the new section establishes standards for when and how hedge accounting may be applied. Section 3865 should be applied for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006.

In May 2005, the CICA issued Accounting Guideline (“AcG”) - 19 “Disclosure by entities subject to rate regulation”. The guideline presents the views of the Accounting Standard Board on certain aspects of the disclosure and presentation of information in the financial statements of entities providing services or products for which customer rates are established, or subject to approval, by a regulator or a governing body empowered by status or contract to set rates. The Company does not expect that adoption of AcG-19 will have a material impact on its results from operations or financial position.

In June 2005, the CICA released new Handbook Section 3831, Non-monetary Transactions, effective for fiscal periods beginning on or after January 1, 2006. This standard requires all non-monetary transactions to be measured at fair value unless they meet one of four very specific criteria. Commercial substance replaces the culmination of the earnings process as the test for fair value measurement. A transaction has commercial substance if it causes an identifiable and measurable change in the economic circumstances of the entity. The Company does not expect that adoption of Section 3831 will have a material impact on its results from operations or financial position.

(b)	Exhibits

Exhibit Number	Description
1.1	Certificate of Incorporation for 307198 B.C. Ltd. dated April 7, 1986.(1)
1.2	Certificate for 307198 B.C. Ltd. changing name to Fircrest Resources Ltd. dated July 2, 1986.(1)
1.3	Certificate for Fircrest Resources Ltd. changing name to NTC Capital Corporation dated October 30, 1991. (1)
1.4	Certificate of Change of Name for NTC Capital Corporation changing name to Sungold Gaming Inc. dated March 1, 1994.(1)
1.5	Certificate of Change of Name for Sungold Gaming Inc. changing name to Sungold Gaming International Ltd. dated May 26, 1997.(1)
1.6	Altered Memorandum of the Corporation dated February 22, 2002, effective June 13, 2002, amending share capital.(3)
1.7	Articles of Continuance.(4)
1.8	Bylaw No. 1 of the Corporation.(4)
4.1	Consulting Agreement between Sungold Gaming International Ltd. and Kim N. Hart dated May 1, 1998.(1)
4.2	Consulting Agreement between Sungold Gaming International Ltd. and Anne Kennedy dated July 1, 1998.(1)
4.3	Consulting Agreement between Horsepower Network.com Inc. and Kim N. Hart dated May 1, 2000.(4)
4.4	Agreement dated May 2, 2001 between the Corporation and SafeSpending Services Inc.(2)
4.5	Agreement dated May 2, 2001 between the Corporation and Jerome Nootebos.(2)
4.6	Consulting Agreement between Horsepower Broadcasting Network (HBN) International Ltd. and Larry Simpson dated October 11, 2002.(3)
4.7	Amendment to Consulting Agreement dated January 2, 2003, between the Corporation and Kim N. Hart. (3)
4.8	Amendment to Consulting Agreement dated January 2, 2003, between the Corporation and Anne Kennedy.(3)
4.9	Letter of Intent-Extension between TAC International Investments LLC and the Corporation dated September 30, 2003.(4)
4.10	Amendment to Consulting Agreement dated October 1, 2003, between the Corporation and Anne Kennedy.(1)
4.11	Amendment to Consulting Agreement dated October 1, 2003, between the Corporation and Kim N. Hart.(1)
4.12	Amendment to Consulting Agreement dated January 2, 2004, between the Corporation and Anne Kennedy.(4)
4.13	Amendment to Consulting Agreement dated January 2, 2004, between the Corporation and Kim N. Hart.(4)
4.14	Amendment to Consulting Agreement dated January 2, 2004, between Horsepower Broadcasting Network (HBN) International Ltd. and Kim N. Hart.(4)
4.15	Business Services Agreement dated January 18, 2005, between Sungold International Holdings Corp. and Hart Ventures. (5)
4.16	Option Agreement dated March, 2004 between the Corporation and A.C. Gilmore & Sons (Farms) Ltd. (5)
4.17	Consulting Agreement dated June 28, 2004 between the Corporation and T-SWAT Consulting Ltd. (5)
4.18	License Agreement dated May 12, 2004 between Truro Raceway and Horsepower Broadcasting Network (HBN) International Ltd. (5)
4.19	License Agreement dated August 13, 2004 between Inverness Raceway and Horsepower Broadcasting Network (HBN) International Ltd. (5)
4.20	License Agreement dated April 2, 2004 between Manitoba Jockey Club dba as Assinboia Downs and Horsepower Broadcasting Network (HBN) International Ltd. (5)
4.21	License Agreement dated March 8, 2004 between Pompano Park Racing and Horsepower Broadcasting Network (HBN) International Ltd. (5)
4.22	License Agreement dated September 28, 2004 between Fredericton Exhibition Limited and Horsepower Broadcasting Network (HBN) International Ltd. (5)
4.23	License Agreement dated November 15, 2004 between Flagler Greyhound Track and Horsepower Broadcasting Network (HBN) International Ltd. (5)
4.24	License Agreement dated November 24, 2004 between Buffalo Trotting Association and Horsepower Broadcasting Network (HBN) International Ltd. (5)
4.25	Letter of Intent-Extension between TAC International Investments LLC and the Corporation dated July 30, 2004. (5)

Exhibit Number	Description
4.26	Agency Agreement dated July 15, 2005 between the Corporation, Horsepower Broadcasting Network (HBN) International Ltd. and The Web Gaming Consultants
4.27	Management Services Agreement dated June 1, 2005 between the Corporation, Horsepower Broadcasting Network (HBN) International Ltd. and Nick DeSante
4.28	Technical Services Agreement dated June 6, 2005 between the Corporation, Horsepower Broadcasting Network (HBN) International Ltd., Jeff Grant and T-Swat Consulting
4.29	Management Services Agreement dated July 12, 2005 between the Corporation, Horsepower Broadcasting Network (HBN) International Ltd., and Paul T. Coulter
4.30	Management Services Agreement dated November 14, 2005 between the Corporation, Horsepower Broadcasting Network (HBN) International Ltd., and Patrick Kearns
4.31	Agreement between the Corporation and Cynthia DeMonte Associates Ltd. dated July 7, 2005.
4.32	Employment Agreement dated June 1, 2005 between the Corporation, Horsepower Broadcasting Network (HBN) International Ltd., and Larry Simpson
4.33	Employment Agreement dated January 16, 2006 between the Corporation, Racing Unified Network (R.U.N.), and Richard Henley
4.34	Employment Agreement dated July 1, 2005 between the Corporation, Safespending Inc., and Troy Griffin
4.35	Management Services Agreement dated May 27, 2005 between the Corporation, Horsepower Broadcasting Network (HBN) International Ltd., and Tony Currie
4.36	Letter of Intent dated July 15, 2005 between Traxco and the Corporation
4.37	Management Services Agreement dated April 14, 2005 between the Corporation and T. Keith Blackwell
4.38	Amendment to Management Services Agreement between the Corporation and T. K. Blackwell dated February 7, 2006
4.39	Management Services Agreement dated January 16, 2006 between the Corporation, Horsepower Broadcasting Network (HBN) International Ltd. and Scott Rowe
6	See Note 10 to the Corporation’s consolidated financial statements included in Item 17 of this Form 20-F for information on how earnings per share information was calculated.
8	List of subsidiaries.
11.1	Code of Ethics
12.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (5)
13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (5)

(1)	Previously filed as an exhibit to the Corporation’s Registration Statement on Form 20-F filed on February 20, 2002
(2)	Previously filed as an exhibit to the Corporation’s Annual Report on Form 20-F filed on February 28, 2002.
(3)	Previously filed as an exhibit to the Corporation’s Annual Report on Form 20-F filed on March 17, 2003.
(4)	Previously filed as an exhibit to the Corporation’s Annual Report on Form 20-F filed March 19, 2004.
(5)	Previously filed as an exhibit to the Corporation’s Annual Report on Form 20-F filed March 5, 2005.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

SUNGOLD INTERNATIONAL HOLDINGS CORP.

Date: March 14, 2006	By:	/s/ T. Keith Blackwell
T. KEITH BLACKWELL
Chief Executive Officer and
Chief Financial Officer