Form 20-F
period 2006-08-31
SUNGOLD INTERNATIONAL HOLDINGS CORP
filed 2007-03-15
CIK 1073674

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED AUGUST 31, 2006

OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

OR

[   ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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
Not Applicable

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. COMMON SHARES: 126,375,535

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes [   ] No [ x ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer [   ] Accelerated filer [   ] Non-accelerated filer [ x ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the
Exchange Act).
Yes [   ] No [ x ]

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the
Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes [X] No [   ]

Indicate by check mark which financial statement item the Registrant has elected to follow.
Item 17 [X] Item 18 [   ]

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

-i-

Part III

Item 17.	Financial Statements	48

Item 18.	Financial Statements	48

Item 19.	Exhibits	48

-ii-

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not Applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.	KEY INFORMATION

A.                      SELECTED FINANCIAL DATA

The following table presents selected consolidated financial data of the Corporation for the fiscal years 2002, 2003, 2004, 2005 and 2006. You should read this information in conjunction with the financial statements included elsewhere in this annual report. The Corporation’s 2006 financial statements have been audited by Mintz & Patners LLP, the Corporation’s independent accountants. The prior years were audited by Loewen, Stronach & Co., Chartered Accountants. The financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”). Note 13 to the Corporation’s financial statements provides a description of the principal differences between Canadian GAAP and United States Generally Accepted Accounting Principles (“US GAAP”), as they relate to the Corporation, and a reconciliation to US GAAP of the Corporation’s net income and stockholders’ equity.

All information provided in the Summary of Financial Information below is in Canadian dollars and has been compiled according to Canadian GAAP and reconciled with U.S. GAAP at Note 13 to the Financial Statements.

	2006	2005	2004	2003	2002
	(Cdn$)	(Cdn$)	(Cdn$)	(Cdn$)	(Cdn$)
OPERATING DATA:
Revenue(1)	-	-	-	-	-
General And
Administrative Expenses(1)	1,571,934	1,988,897	1,211,718	2,600,538	2,443,823

Net (Loss) from Operations
- Canadian GAAP	(1,571,934)	(1,988,897)	(1,211,718)	(4,617,958)	(2,602,640)
- US GAAP	(1,616,259)	(1,389,886)	(1,274,878)	(2,601,415)	(2,472,205)
Net (Loss) Per Share(2)
- Canadian GAAP	(0.01)	(0.02)	(0.01)	(0.07)	(0.06)
- US GAAP	(0.01)	(0.01)	(0.01)	(0.04)	(0.05)
Working Capital (Deficiency)	(637,586)	(187,667)	34,395	(157,799)	64,291
Total Assets
- Canadian GAAP	772,557	928,938	1,592,034	1,418,406	3,708,525

	2006	2005	2004	2003	2002
	(Cdn$)	(Cdn$)	(Cdn$)	(Cdn$)	(Cdn$)
- US GAAP	502,269	704,040	766,880	656,364	940,209
Total Liabilities	662,597	278,214	210,030	209,881	351,687
Shareholders Equity
- Canadian GAAP	109,960	650,724	1,382,004	1,208,525	3,356,838
- US GAAP	(160,328)	425,826	556,850	446,483	588,522
Long-Term Obligations	6,518	14,519	-	17,253	36,676
Capital Stock (number of shares)	126,375,535	119,607,800	103,364,740	79,871,209	50,121,209
Dividends Declared Per Share	-	-	-	-	-

(1)

Immaterial revenue received in prior years from the Horsepower® game (2003 - $1,317; 2002 - $19,457) and foreign exchange gains (losses) have been reclassified from revenue to form part of the general and administrative expenses.

CURRENCY AND EXCHANGE RATES

We prepare our financial statements in Canadian dollars. In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian dollars. The following tables set forth, for the periods and dates indicated, information concerning the exchange rates between U.S. dollars and Canadian dollars based on the noon rates of exchange as reported by the Federal Reserve Bank of New York, expressed in U.S. dollars per Canadian dollar. No representation is made that the Canadian dollar amounts, on the one hand, or the U.S. dollar amounts, on the other hand, referred to in this Annual Report could be or could have been converted in U.S. dollars or Canadian dollars, as the case may be, at any particular rate or at all.

Year Ended	Average (US$)	High (US$)	Low (US$)	Period End (US$)
August 31, 2002	0.6358	0.6618	0.6199	0.6415
August 31, 2003	0.6790	0.7495	0.6273	0.7220
August 31, 2004	0.7522	0.7879	0.7159	0.7595
August 31, 2005	0.8163	0.8411	0.7912	0.8411
August 31, 2006	0.8720	0.9100	0.8361	0.9037

Month	Average(2) (US$)	High (US$)	Low (US$)	Period End (US$)
August 2006	0.8943	0.9037	0.8840	0.9037
September 2006	0.8960	0.9048	0.8872	0.8968
October 2006	0.8861	0.8965	0.8784	0.8907
November 2006	0.8804	0.8869	0.8715	0.8762
December 2006	0.8672	0.8760	0.8582	0.8582
January 2007	0.8502	0.8586	0.8457	0.8480

Notes:

(1)	The average of the noon buying rates on the last business day of each month during the period.
(2)	The average of the lowest and the highest noon buying rates during the month.

The noon rate of exchange on February 20, 2007 as reported by the United States Federal Reserve Bank of New York for the conversion of Canadian dollars into United States dollars was $1.1697 ($1.00 = US$0.8549) ..

B.	CAPITALIZATION AND INDEBTEDNESS

Not Applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not Applicable.

D.	RISK FACTORS

Certain risks are associated with the Corporation’s business including the following:

The Securities of the Corporation are Highly Speculative

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

Need for Additional Financing to Fund Current Commitments

The Corporation requires further financing to continue its daily operations and to fund ongoing project development. The Corporation anticipates it will need to raise approximately US$1,200,000 to meet its current operating budget for the fiscal year ending August 31, 2007. The Corporation has not yet secured all of this required financing, but management is confident in the processes underway and believes it will meet its operating budget requirements through August 31, 2007. If additional financing is not available at all or on acceptable terms, the Corporation may have to substantially reduce or cease its operations.

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

The Corporation’s Audited Financial Statements Contain a Note about the Corporation’s Ability to Continue as a Going Concern

The Corporation’s financial statements have been prepared on the basis of accounting principles applicable to a going concern. As of August 31, 2006, the Corporation had an accumulated deficit of $22,190,315 which increased to $22,413,666 as at November 30, 2006, which, if prepared under US

GAAP, would have an accumulated deficit of $27,185,209 as at August 31, 2006 and $27,407,307 as at November 30, 2006. The Corporation’s ability to continue as a going concern and the recoverability of the amounts shown for predevelopment costs is primarily dependant on the ability of the Corporation to operate the Horsepower® World Pool, and or the SafeSpending™ system profitably in the future. The Corporation plans to meet anticipated financing needs in connection with its obligations by the exercise of stock options, share purchase warrants and through private placements, public offerings or joint venture participation by others. Failure to continue as a going concern would require a restatement of assets and liabilities on a liquidation basis, which would differ materially from the going concern basis on which the Corporation’s financial statements were prepared. Under U.S. GAAP, the auditor’s report on the consolidated financial statements contains an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on a company’s ability to continue as a going concern such as those described in Note 2 to the Corporation’s audited financial statements.

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

History and Development of the Corporation

The Corporation is a development stage company focused on the development of a pari-mutuel, virtual, horseracing entertainment software, advertising sales designed to operate in conjunction with this software, plus print and electronic media, and an internet payment system. From 1988 to 1993, the Corporation was engaged in the mineral exploration business. Beginning in 1993, the Corporation decided to refocus its principal business and concentrate its resources on developing the above projects and two others which have since been abandoned.

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

In September, 1999, the Corporation, through its wholly owned subsidiary, Horsepower Broadcasting Network Inc., acquired computer hardware for developing software and leased a hosting facility that enabled Horsepower to operate the $US based world wagering pool at licensed racetracks and licensed teletheatres worldwide. The Corporation engaged another of its wholly owned subsidiaries Horsepower Broadcasting Network (HBN) International Ltd. (“HBN”) to test run their US$ wagering program through the internet.

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

In fiscal 2004 the Corporation’s wholly owned subsidiary Horsepower Broadcasting Network (HBN) International Ltd. (“HBN”) entered into five year non-exclusive and non-transferable license agreements for the use of HBN’s Horsepower® pari-mutuel wagering based virtual horse racing game and certain maintenance and support services in relation to the operation and installation of the Horsepower® system, with the following licensees the (“Licensees”):

(a)	Pompano Park Racing, the license agreement was entered into in March, 2004.
(b)	Manitoba Jockey Club Inc, the license agreement was entered into in April, 2004.
(c)	Truro Raceway, the license agreement was entered into in May, 2004.
(d)	Inverness Raceway, the license agreement was entered into in August, 2004..

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

In fiscal 2005, the Corporation focused on five strategic objectives: strengthening management, finishing the software development of the Horsepower® World Pool software system, marketing the product to licensed pari-mutuel wagering establishments, obtaining requisite legal approvals in the appropriate jurisdictions, and starting the software development of the SafeSpending™ Internet Payment system.

As part of the Corporation’s restructuring of management in fiscal 2005, the Corporation appointed a new Chief Financial Officer and President. The Corporation appointed Keith Blackwell as Chief Financial Officer and Tony Currie as President of Sungold. In addition, Larry Simpson was appointed as CEO of the subsidiary HBN and Nicholas DeSante as Vice President of Operations of HBN.

During fiscal 2005, the Corporation abandoned the Vancouver Race Course project and wrote down $628,246 in pre-development costs related to abandonment of the Vancouver Race Course project. The Coporation was unable to arrange for necessary zoning changes before the option on the land expired and therefore was unable to proceed with the project.

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

In June, 2005, the Corporation entered into an agreement with the estate of Kim N. Hart, the former President and CEO of HBN for the purpose of cancelling warrants to purchase 55,150,000 shares of Sungold previously granted to Mr. Hart. Pursuant to the terms of the cancellation agreement Sungold agreed to pay the estate $25,000 and assume the obligations under certain office leases. The Corporation also reached an agreement with two other warrant holders to cancel an additional 550,000 warrants.

As part of the Corporation’s marketing efforts, in July 2005, the Corporation entered into a one year agreement with an industry consulting agency in Ireland, the Web Gaming Consultants, to represent it in Ireland, the U.K., France, South Africa and Israel. The Corporation’s marketing efforts are a continuous process in North America and abroad. In November 2005 the Corporation announced the appointment of Patrick Kearns as Vice President International Operations to coordinate international efforts and develop opportunities in the emerging markets of Europe. With the appointment of Richard Henley, the marketing effort is expected to include the aspect of selling video advertising time between the virtual horse races on the Horsepower® World Pool display.

During fiscal 2005, the Corporation’s wholly owned subsidiary Horsepower Broadcasting Network (HBN) International Ltd. (“HBN”) entered into five year non-exclusive and non-transferable license agreements for the use of HBN’s Horsepower™ pari-mutuel wagering-based virtual horse racing game and certain maintenance and support services in relation to the operation and installation of the Horsepower™ system, with the following licensees the (“Licensees”), bringing the total track and off-track affiliates to approximately 40:

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

As part of the Corporation’s decision to streamline and restructure its operations, the Corporation dissolved its wholly owned inactive subsidiary Horsepower Broadcasting Network Inc., in January, 2005.

Recent Corporate Developments

Since the completion of our fiscal year ended August 31, 2005, we have experienced the following significant corporate developments:

Over the past year, the Corporation continued its marketing efforts in North America and abroad. In this regard, Corporation representatives attended the Symposium on Racing and Gaming at the University of Tucson in December 2005, the annual Harness Tracks of America meeting in February 2006 in Las Vegas, and the Association of Racing Commissioners International Inc. annual meeting in New Mexico in March 2006. The Corporation has been widening its sphere of influential contacts including race track owners, racing commissioners, lobbyists and strategic business partners. The Corporation introduced a concept it calls the “Regional HUB”. This idea is to select a significant race track in a particular geographic area and invite them to work with the Corporation in recruiting other tracks in their territory and present a unified lobby to the appropriate legislative process for approving the product.

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

Towards the end of the fiscal period the Corporation began to direct its attention to the Internet and European market because there are no legal barriers to the operation of the Horsepower® World Pool game in these markets. There are over 8,500 licensed betting shops in the United Kingdom where it is legal to operate the game as the Corporation envisions it. The amount of the total Handle (amount bet) for Great Britain and Ireland in 2004 as published by the International Federation of Horseracing Authorities was 18,120,259,542 Euros. This indicates the size of the market that the Corporation is now targeting for the introduction of the Horsepower® World Pool game.

The management made a decision to improve the appearance of the product by adopting more realistically detailed and fluid graphics that are currently available in the market. This decision was precipitated in order to make the product more attractive, particularly for the target market described above. The Corporation has had discussions with a graphic development company in London that is a likely candidate for providing this feature.

Currently the Corporation is also watching developments in the United States resulting from the Internet Gambling Prohibition and Enforcement Act passed in October of 2006. The headlines have concentrated on the point that this Act makes offshore internet gambling illegal for U.S. residents, but at the same time, the Act permits Intrastate gambling where the wager is initiated and received or otherwise made exclusively within a single state, and nothing in the Act prohibits the Interstate transmission of information relating to a state-specific lottery between a state or foreign country where such betting or wagering is permitted under Federal, State, tribal or local law and it does not prevent use of an out-of-state data centre for the purposes of assisting in the operation of such state-specific lottery. The Corporation thinks there are opportunities for the Horsepower® game to participate in the evolution of gaming in the U.S. as states develop their own policies within this Act.

In January 2007 the Corporation published a press release announcing that it has acquired an exclusive license on patents for the first ever lottery to be based on actual live horse racing. To be launched as Horsepower® World Pool Lottery, the license grants Sungold® the rights to a suite of lottery games that will include live horse racing at participating racetracks. In general the patents cover live and virtual horse, dog and auto races across North America.

In addition, the Corporation announced it will be directing a portion of the takeout on the Horsepower® World Pool Lottery games to recognized North American Horsemen’s Associations for direct purse enhancements for horsemen, and announced the appointment of experienced Thoroughbred breeder and owner, Todd Stinson, as Sungold’s Racing Industry Consultant.

In February 2007, the Corporation announced that it made an agreement with Michael Cichy to act in the capacity of the Corporation’s newly created position of Regulatory Affairs and Simulcast Consultant. Mr. Cichy is very experienced in racing and wagering legislation, having written wagering rules for racing and gaming commissions and testifying at various legislative committees. Mr. Cichy has a well rounded mix of simulcast and legislative process experience that will assist the Corporation in addressing any regulatory questions that might be encountered. This is especially appropriate for the recently announced Horsepower® World Pool Lottery project.

The Corporation’s subsidiary, Racing Unified Network (R.U.N.) Inc. developed and began to implement a plan for marketing print media for a consortium of publications with a combined circulation thought to be large enough to appeal to national advertisers. Consequently, press releases in June and July announced a total of seven contracts with publishers. This project provides the opportunity to generate commission income from advertising sales, and secondly, the opportunity to develop relationships with the same advertisers the Corporation wants to recruit for video advertising during the 45 second intervals between Horsepower® World Pool races.

The Corporation announced on December 21, 2006 that Racing Unified Network (R.U.N.) Inc. signed a Letter of Intent with SportsPageTV, a division of BeepMe Las Vegas Inc., a Nevada-based company that offers up-to-the-minute sports scores and odds using secure Internet technology. The letter of intent assigns Racing Unified Network the exclusive right to place the Scoreboard Sports Ticker system into any facilities in Canada, such as sports bars, restaurants, hotels and all racetracks and casinos in North America, and a non-exclusive right in any other unsigned locations worldwide. RUN also has the right to sell the advertising time to all new facilities. The letter of intent was confirmed in a formal agreement on February 14, 2007.

Through the Internet, the Scoreboard-Sports Ticker system can be sent to television monitors in all these locations. While showing the important score updates, the system will offer local, regional and national advertising along with branding opportunities.

The Corporation’s subsidiary, SafeSpending Inc., is in the business of developing a process to enable e-Commerce companies to access more revenue due to the elimination of current consumer fears and apprehensions surrounding the posting of credit card numbers and personal information on the Internet. The detailed development of this project is being deferred until after completing necessary financing arrangements.

Administrative changes made during the year included designating the Toronto address as the official Head Office of the Corporation, and adding John McDermott, through his company, McDerMedia Inc., to the Investor Relations team. Subsequent to the year end, Nicholas DeSante assumed the position of President of SafeSpending Inc., replacing Troy Griffin, who resigned.

The Corporation is currently exploring the capital market to source sufficient financing for completing its projects. From now until the Horsepower® product launch the Corporation has budgeted a requirement of $750,000 for the associated costs, including marketing. There are not yet any such funding commitments in place but the Corporation has several Financing Consultants currently working on obtaining additional financing.

The Corporation does not have any principal capital expenditures currently in progress. Planned capital expenditures for the future include:

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

During the three year period ended August 31, 2006, the Corporation financed its operations by selling 42,510,795 in equity securities either for cash or in settlement of debt. In the same three year period, the Corporation spent $280,870 in acquisition of capital assets, and $114,438 in pre-development costs for a total of $395,308 spent on development expenditures related to its entertainment projects. See “Business Overview” below.

B.                      BUSINESS OVERVIEW

The Corporation and its wholly owned subsidiaries, Horsepower Broadcasting Network (HBN) International Ltd., a company incorporated under the laws of Canada, Racing Unified Network (R.U.N.) Inc. a company incorporated under the laws of Canada, and SafeSpending Inc., a company incorporated under the laws of Arizona, are in the business of developing and operating the virtual horse racing software system, developing advertising revenues associated with the virtual horse racing system, developing advertising revenue from the print and electronic media magazine program and the SportsPage TV project, and designing the online internet prepayment system.

1.	HORSEPOWER BROADCASTING NETWORK (HBN) INTERNATIONAL LTD.

Horsepower Broadcasting Network (HBN) International Ltd (“HBN”) controls the international rights, title and interest in the Horsepower® World Pool, random, virtual horserace and pari- mutuel based wagering system. Horsepower® is a computer generated horse racing jackpot system, which is viewed in real time worldwide. The Horsepower® World Pool Wagering System (“Horsepower®”) was originally designed to operate through licensed, pari-mutuel racetrack locations. Recently, the Corporation decided to apply the design to the internet, betting shops and lotteries. Players can win small prizes or multimillion-dollar payoffs from a $1 base wager.

The Corporation believes that the many racetrack facilities worldwide are all opportunities for the Corporation to offer Horsepower® as a pari-mutuel wager worldwide, and now also includes internet sites, betting shops and lotteries. The Corporation owns the exclusive perpetual right and license to market its Horsepower® proprietary system, commercial sponsorships, advertising and other promotional materials in connection with the use of the technology. This includes the rights to all intellectual property including copyrights, patents and trademarks.

Horsepower® Systems Management and Horsepower® Security are internally managed by Horsepower Broadcasting Network (HBN) International Ltd.

2.	RACING UNIFIED NETWORK (R.U.N.) INC.

Racing Unified Network (R.U.N.) Inc. (“RUN”) was incorporated to sell and arrange the advertising opportunities associated with the Horsepower® game. The advertising consists of video commercials which are to be broadcast between the Horsepower® races, and background billboard space in the race graphics. During fiscal 2006, the print and electronic media advertising project was announced and launched, and subsequent to the year end, the SportsPage TV project was contracted and announced.

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

All of the Corporation’s projects are still in the development stage and currently produce no revenues. The Corporation’s Horsepower® project is in the pari-mutuel wagering/entertainment industry and may be subject to regulatory requirements.

There can be no assurance that the Corporation will successfully develop all of the Projects currently under development or that such projects, if developed, will generate any revenues or profits from operations.

The Corporation anticipates it will need to raise approximately $1,200,000 during the fiscal year ending August 31, 2007 to meet its minimum projected expenditures for such period. See “Description of Business - Plan of Operation.” There can be no assurance that the Corporation will successfully obtain such financing on acceptable terms.

Principal Markets

The Corporation’s principal markets for the Horsepower® World Pool product include North, Central and South America, the United Kingdom, Europe and Asia at licensed pari-mutuel operations, which include the internet, betting shops, casinos and lotteries. The Corporation’s principal market for the multi-media advertising and SportsPage TV product is mainly North America.

Seasonality and Raw Material Availability

The Corporation’s business is not seasonal nor does the Corporation require any raw materials to conduct its business.

Marketing Channels

The Corporation’s marketing channels for the Horsepower® World Pool product are the internet and licensed world pari-mutuel facilities such as betting shops and lotteries. The Corporation’s marketing channels for the SportsPage TV product are entertainment venues in North America, such as sports bars, betting shops, casinos, hotels and race tracks.

PLAN OF OPERATION

Below is a summary of the Corporation’s Plan of Operation and operating budget for each of the Corporation’s projects and for administration and marketing for the fiscal year ending August 31, 2007.

Horsepower® Project

During the fiscal year ending August 31, 2007, the Corporation anticipates that its plan of operation related to the Horsepower® pari-mutuel wagering system will consist of, among other things, (i) preparing the Horsepower® system for introduction and then installation as a United States Lottery result, and on the U. K. internet and in the U.K. betting shops; and (ii) development of an advertising network integrated with the Horsepower® system and create more awareness of the Corporation.

Racing Unified Network (R.U.N.) Inc. Project

During the fiscal year ending August 31, 2007, the Corporation intends to install potentially 500 SportsPage TV locations in North America, and sell advertising time on these locations.

SafeSpending™ Project

During the fiscal year ending August 31, 2007, the Corporation expects to be too busy to begin software development of the internet prepayment system.

Set forth below is the Corporation’s anticipated operating and development budget for the Horsepower® pari-mutuel wagering system, Racing Unified Network, SportsPage TV, and the SafeSpending™ system for the fiscal year ending August 31, 2007.

Horsepower® System

Development Expenses	CDN$
Launch expenses	500,000
Software Development (graphics)	175,000
Hardware Systems	100,000
System Management	100,000
Total Horsepower® System:	$875,000

Racing Unified Network (R.U.N.) Inc.

Operating Expenses	CDN$
Salaries	60,000
Travel	20,000
Total Racing Unified Network:	$80,000

Set forth below are the Corporation’s estimated operating budgets for administrative expenses for the fiscal year ending August 31, 2007:

Administration Expenses	CDN$
Office/Telephone/Supplies	35,000
Office Rent/Services	120,000
Legal/Audit/Trust Corporation	100,000
Management/Consulting Fees	650,000
Investor Relations	100,000
Travel/Entertainment	65,000
Contingency	50,000
Total Administration Expenses	1,120,000

TOTAL OPERATING AND DEVELOPMENT BUDGET:	$2,075,000

The Corporation’s total operating and development budget for the fiscal year ending August 31, 2007 is estimated to be approximately $2,075,000. There can be no assurance that the Corporation’s actual expenditures for the fiscal year ending August 31, 2007 will not exceed the Corporation’s estimated budgets. Actual expenditures will depend on a number of factors, some of which are beyond the control of the Corporation, including, among other things, timing of regulatory approval of its projects, the availability of financing on acceptable terms, reliability of the assumptions of management in estimating cost and timing, certain economic and political factors, the time expended by consultants and professionals and fees associated with applications related to the Corporation’s projects. If the actual expenditures for such costs exceed the estimated costs or if events occur that require additional expenditures, the Corporation will be required to raise additional financing or to defer certain expenditures to meet other obligations. The failure to meet certain expenditures may cause the Corporation to default on material obligations and such default may have a material adverse effect on the Corporation’s business and results of operations.

C.                      ORGANIZATIONAL STRUCTURE

The Corporation has three wholly owned subsidiaries: (i) Horsepower Broadcasting Network (HBN) International Ltd., a company incorporated under the laws of Canada; (ii) Racing Unified Network (R.U.N.) Inc., a company incorporated on June 26, 2003, under the laws of Canada; and (iii) SafeSpending Inc. (formerly Sungold Entertainment USA Inc.), a company incorporated under the laws of Arizona. The Corporation wound up its wholly owned subsidiary Horsepower Broadcasting Network Inc. in January, 2005.

D.                      PROPERTY PLANTS AND EQUIPMENT

The Corporation’s corporate headquarters are located in Toronto, Ontario, Canada. The Corporation is renting office space in Toronto, from January 1, 2007, under two leases, totaling 5,235 square feet, costing $8,245 per month. Management believes these rates are favourable compared with market rates.

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

The Corporation has funded its business operations, working capital and business development by the issuance of share capital under private placements and by the exercise of accompanying warrants and stock options in the aggregate amount of $16,548,468 for cash and $2,575,737 for debt settlement since inception.

As of August 31, 2006, the Corporation had a cash deficit of $2,919, $17,853 in sundry receivables, $640 in prepaid expenses and $639,532 in accounts payable. As of August 31, 2005, the Corporation had $10,876 cash and $43,065 in sundry receivables, $22,087 in prepaid expenses and $244,075 in accounts payable.

The Corporation's net losses for the fiscal years ended 2006 and 2005 were $1,571,934 and $1,988,897 respectively.

A.                      OPERATING RESULTS

The following is a summary of selected financial data for the Corporation for its last three completed financial years.

		Year ended
	August 31,	August 31,	August 31,
	2006	2005	2004
Revenue(1)	$Nil	$Nil	$Nil
Net Income (Loss)	($1,571,934)	($1,988,897)	($1,211,718)
Earnings (Loss) Per Share	($0.0127)	($0.0178)	($0.0131)
Net Income (Loss) US GAAP	($1,616,259)	($1,389,886)	($1,274,878)
EPS (Loss) US GAAP	($0.0131)	($0.0125)	($0.0138)
Dividends Per Share	$Nil	$Nil	$Nil
Dividends Per Share (US GAAP)	$Nil	$Nil	$Nil
Weighted Average Number of Shares(2)	123,834,644	111,579,338	92,239,057
Working Capital (Deficiency)	($637,586)	($187,667)	$34,395
Pre-development costs	$270,288	$224,898	$825,154
Long Term Debt	$6,518	$14,519	$Nil
Long Term Debt (US GAAP)	$6,518	$14,519	$Nil
Shareholder’s Equity	$109,960	$650,724	$1,382,004
Total Assets	$772,557	$928,938	$1,592,034
Total Assets (US GAAP)	$502,269	$704,040	$766,880

Notes
(1)	Foreign exchange gains (losses) have been reclassified from revenue to form part of the general and administrative expenses.
(2)	As adjusted to reflect a 21 for 20 stock split effected on September 8, 2003.

Year Ended August 31, 2006 Compared to August 31, 2005

Revenues. As the Corporation is still in the development stage, the Corporation had no revenue from operations during fiscal 2006 or 2005.

Operating Expenses. Operating expenses for fiscal 2006 decreased to $1,571,934 compared to $1,988,897 for fiscal 2005, primarily due to the Corporation writing off $628,246 of pre-development expenses during fiscal 2005 related to the Vancouver Racecourse / Richmond Equine Training Centre projects. Otherwise, the 2006 operating expenses are 15.5% higher than 2005, primarily resulting from an increase in Management fees and salaries, and Investor Relations.

Financing Expenditures. During the year ended August 31, 2006, the Corporation issued 6,767,735 private placement units to settle debts, pay for services, and provide working capital in total of $967,040. Proceeds from the exercise of share purchase warrants and incentive share purchase options were $113,149 in fiscal 2006.

Pre-development Expenditures.The pre-development expenditures capitalized under Canadian GAAP for the year ended August 31, 2006 were $45,390, being $3,547 related to the SafeSpending™ project and $41,843 related to the Horsepower® project.

Professional and consulting expenditures for fiscal 2006 were $516,911 compared to expenses of $566,803 in fiscal 2005. Investor relations fees increased to $186,063 in fiscal 2006 over $133,306 in fiscal 2005. Office expenses decreased slightly to $33,470 in fiscal 2006 from $43,756 in fiscal 2005.

Net Loss. The Corporation had a net loss of $1,571,934 for fiscal 2006, compared to a net loss of $1,988,897 for fiscal 2005, which included a pre-development write down of $628,246, so other than the write down, the 2006 loss was 15.5% higher. The $0.0127 loss per share for fiscal 2006 compares to $0.0178 loss per share for fiscal 2005 and reflects the Corporation's net loss in the 2006 and 2005 fiscal years under Canadian GAAP.

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

Pre-development Expenditures.The pre-development expenditures capitalized under Canadian GAAP for the year ended August 31, 2005 were $27,990, being $24,155 related to the SafeSpending™ project and $3,835 related to the Horsepower® project minus a write off of $628,246 closing out the Vancouver Racecourse/Richmond Equine Centre project which was abandoned for a net write off of $600,256 compared to an increase of $63,112 in 2004.

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

B.                      LIQUIDITY AND CAPITAL RESOURCES

As at August 31, 2006, the Corporation had the following cash deficit:

USD Account (expressed in CDN$)	$315
CDN Account	(3,234)
$(2,919)

The Corporation has a planned operating budget of $1,200,000 for the fiscal year ended August 31, 2007. The Corporation currently does not have sufficient funds to fund its operations through the fiscal year ended August 31, 2007, and will be required to raise additional funds from operations or through equity or debt financing. The Corporation anticipates it will raise funds to meet its planned operating budget through private placements of equity and debt financing.

There can be no assurance that the Corporation's actual expenditures for the fiscal year ending August 31, 2007 will not exceed the Corporation's estimated operating budget. If the actual expenditures for such costs exceed the estimated costs or if events occur that require additional expenditures, the Corporation will be required to raise additional financing or defer expenditures to meet other obligations. The failure to meet certain expenditures may cause the Corporation to default on material obligations and such default may have a material adverse effect on the Corporation's business and results of operations. If the Corporation is unable to obtain additional financing on acceptable terms, the Corporation will be unable to meet its obligations and the Corporation may be forced to abandon its interest in some of its projects and write off its investment.

The following is a summary of the Corporation’s financing activities during the fiscal years ending August 31, 2006, 2005 and 2004:

1.

During the year ended August 31, 2006, the Corporation issued 6,767,735 common shares pursuant to private placements to pay for services of $391,712, and provide working capital of $575,328. The exercise of share purchase warrants, and the exercise of incentive share purchase options for cash was $113,149.

2.

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

While the Corporation has been successful in raising the necessary funds in the past, there can be no assurance it can continue to do so. If such funds cannot be secured, the Corporation may be forced to curtail some of its development efforts to a level for which funding can be secured through new investment or joint venturing. If the Corporation cannot raise or arrange to obtain the cash requirements necessary to meet its minimum obligations for the Horsepower® Worldpool Project and the SafeSpending™ Project, some aspects of these projects may be delayed or forfeited. The Corporation believes its minimum financial obligations during the fiscal year ending August 31, 2007, will be approximately $1,200,000. There can be no assurance that such financing will be obtained on acceptable terms. In 2006, the Corporation financed the Horsepower® World Pool system with equity financing. The Corporation anticipates it will finance the Horsepower® World Pool system and the SafeSpending™ Project primarily through additional equity financing and, eventually, revenues from the Horsepower® World Pool system, and the Racing Unified Network advertising and SportsPage TV programs.

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

As at August 31, 2006, the Corporation has obligations under capital leases for computer hardware.

		August 31, 2006		August 31, 2005
	Current	Long Term
Lessor	Portion	Portion	Total	Total
	$	$	$	$
National Leasing, having an original
principal of $20,975, repayable in
monthly payments of $640	6,128	6,518	12,646	17,893

Bodkin Capital	-	-	-	3,746

	6,128	6,518	12,646	21,639

C.                      RESEARCH AND DEVELOPMENT

The Corporation has not expended any funds over the last three years on "Research and Development" as that term is defined in the CICA Handbook. The Corporation has, however, expended the following amounts directly in connection with software development of the Horsepower® World Pool system over the past three years:

	Pre-development costs	Computer	Computer
Year	- Consulting and legal	Hardware	Software
2004	$20,120	-	$69,580
2005	$3,835	$26,961	$207,233
2006	$41,843	-	-
TOTAL	$65,798	$26,961	$276,813

The Corporation continues to be in the development stage of its operations. Consequently a significant amount of the Corporation's expenditures have been related to software development. The Corporation's plans for its software research and development expenditures for fiscal 2007 will represent a decreasing percentage of the Corporation's budget as installing the Horsepower® system and commercial advertising sales are expected to begin generating revenues for the Corporation.

D.                      TREND INFORMATION

The Corporation does not have sufficient history of operations, because it has been in the development stage until the last fiscal year, to be able to ascertain any trends in production, sales or costs. The Corporation is unaware of any trends, uncertainties, demands, commitments or events that are likely to have a material effect on its net sales or revenues, income from operations, profitability, liquidity or capital resources or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition except that the Corporation plans to exploit the trend towards online delivery of wagering systems and focus primarily on the trend towards alternative wagering which the Corporation believes is in the initial stages of a major international expansion.

E.                      OFF-BALANCE SHEET ARRANGEMENTS

As at the date of this annual report the Corporation does not have any off-balance sheet arrangements.

F.                      TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

As of August 31, 2006, the Corporation’s known contractual obligations identified in the following table are:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1- 3 years	3 -5 years	More than 5 years
Capital (Finance) Lease Obligations(1)	12,646	6,128	6,518	-	-
Office Lease Obligations(2)	561,337	80,241	322,999	158,097	-
Total	573,983	86,369	329,517	158,097	-

(1) During the year ended August 31, 2005, the Corporation acquired computer hardware which it financed with two capital leases.
(2) During 2006 the Corporation sublet its offices in Vancouver and is off covenant, and in Toronto, it began paying $1,570 per month on a month to month basis for offices with no lease commitment for that space until December 31, 2006 when it signed a five year lease for the same space. Beginning in September 2006, the Corporation signed a five year and four month lease for additional office space.

G.                      SAFE HARBOR

The safe harbor provided in Section 27A of the Securities Act and Section 21E of the Exchange Act applies to forward-looking information provided pursuant to Item 5.E and F above.

ITEM 6.            DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                      DIRECTORS AND SENIOR MANAGEMENT

All of the directors of the Corporation are elected annually by the shareholders and hold office until the next annual general meeting of shareholders or until their successors are duly elected and qualified, unless they sooner resign or cease to be directors in accordance with the Corporation’s bylaws. The Corporation’s last annual general meeting was held on February 19, 2007. The Corporation’s executive officers are appointed by and serve at the pleasure of the Board of Directors.

As of February 20, 2007, the following persons are directors of the Corporation:

Name	Position with the Corporation	Number of Common Shares Owned
Art Cowie(1) (2)	Director and Vice Chairman	1,863,900 (3)
Donald R. Harris(1) (2)	Director and Chairman	7,081,250
Dennis Hedtke	Director	2,451,160
Larry Simpson	Director	365,000

(1)	Member of the Corporation’s Audit Committee.
(2)	Member of the Corporation’s Executive Committee.
(3)	Includes 230,000 shares held in the name of Mr. Cowie’s spouse and 50,000 shares held by Eikos Planning Inc., a company controlled by Mr. Cowie.

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

LARRY SIMPSON is President and CEO of the Corporations’s subsidiaries, Horsepower Broadcasting Network (HBN) International Ltd. and Racing Unified Network (R.U.N.) Inc., and was elected as a Director of Sungold International Holdings Corp. at the Annual Meetings in February of 2006 and 2007. Mr. Simpson has over 25 years of administrative, marketing, public relations and sales experience in horseracing, sports and leisure. Mr. Simpson has been a successful publisher, manager and writer for many Thoroughbred and Standardbred publications. His influence within the racing industry has extended to charity work for equine research, and lecturing on a regular basis on marketing racing, successful handicapping and new horse ownership. Mr. Simpson’s background is unique in that his contacts are strong in both Thoroughbred and Standardbred racing.

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

B.                      COMPENSATION

The Corporation compensates its directors nominally for their services as directors. Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors. The Board of Directors makes separate remuneration to any director undertaking services on behalf of the Corporation other than services ordinarily required of a director. Other than indicated below, no director received any compensation for his or her services as a director, including any committee participation or special assignments.

The Corporation grants stock options to directors, executive officers and employees. See “Options to Purchase Securities from the Corporation or Subsidiary”.

The following table sets forth details of the compensation paid during the Corporation’s fiscal year ended August 31, 2006 to directors and executive officers:

Directors and Officers	Directors Fees	Salary	Consulting Fees	Other Compensation
Art Cowie (3)	2,800	-	-	-
Donald Harris (3)	2,800	-	-	-
Dennis Hedtke (3)	2,100	-	-	-
J. Scott Rowe (1)	1,200	-	11,000	22,463 (4)
Larry R. Simpson (5)	-	105,841	-	28,505 (4)
T. Keith Blackwell	-	78,000	50,704	66,601 (4)
Tony Currie	-	-	12,000	-
Troy Griffin (2)	-	76,427	-	28,505 (4)

Notes

(1)	Appointed to the Board on January 16, 2006 and resigned in May 2006.
(2)	Resigned from the company on October 4, 2006.
(3)	Individuals owning more than 1% of the common shares of the Corporation as of January 19, 2007 are Art Cowie – 1,863,900 (1.4%), Donald Harris – 7,081,250 (5.4%) and Dennis Hedtke – 2,451,160 (1.9%).
(4)	Compensation paid in shares at market value on date of grant.
(5)	Salary and Other Compensation paid as compensation for executive position.

The aggregate amount of compensation paid by the Corporation during the fiscal year ended August 31, 2006 to all officers and directors as a group was $488,946.

No amounts have been set aside or accrued by the Corporation during the year ended August 31, 2006 to provide pension retirements or similar benefits for directors or executive officers of the Corporation pursuant to any plan provided for or contributed to by the Corporation.

OPTIONS TO PURCHASE SECURITIES FROM THE CORPORATION OR SUBSIDIARY

Stock Options to purchase shares from the Corporation are granted to directors and employees of the Corporation on terms and conditions acceptable to the applicable securities regulatory authorities. The Corporation has no formal written stock option plan. No stock option granted under the stock option program is transferable by the optionee other than by will or the laws of descent and distribution, and each stock option is exercisable during the lifetime of the optionee only by such optionee. The exercise price of all stock options granted under the stock option program is based on the market price of the Corporation’s securities at the time of the grant of the incentive stock option and the maximum term of each stock option may not exceed five years.

The names of the directors, executive officers and consultants, past and present, of the Corporation to whom outstanding stock options have been granted and the number of shares subject to such stock options are set forth below as at August 31, 2006 The exercise price of the stock options is stated in U.S. dollars.

Name of Optionees	Options	Exercise Price (US)	Expiration Date	Total Outstanding Options at August 31, 2006
Officers and Directors:
Donald R. Harris	300,000	$0.08	August 10, 2006
	125,000	$0.15	March 31, 2008	425,000
Art Cowie	136,000	$0.11	January 15, 2008
	64,000	$0.05	May 27, 2008	200,000
Larry R. Simpson	200,000	$0.15	October 11, 2007
	500,000	$0.12	March 31, 2007	700,000
Dennis Hedtke	370,000	$0.15	March 31, 2008	370,000
T. Keith Blackwell	1,000,000	$0.12	March 31, 2007	1,000,000
Tony Currie	750,000	$0.12	March 31, 2007	750,000
Troy Griffin (resigned)	500,000	$0.12	March 31, 2007	500,000 (1)
Nicholas DeSante	500,000	$0.12	March 31, 2007	500,000
Paul T. Coulter	500,000	$0.12	March 31, 2007	500,000
Consultants:
Jeff Grant (resigned)	100,000	$0.09	December 20, 2006
	36,000	$0.08	January 04, 2007
	500,000	$0.12	March 31, 2007	636,000 (1)
Patrick Kearns (resigned)	250,000	$0.15	March 31, 2007	250,000 (1)
J. Scott Rowe (resigned)	300,000	$0.65	March 31, 2007	300,000 (1)
Richard Henley	200,000	$0.65	March 31, 2007	200,000
John McDermott	200,000	$0.50	February 28, 2008	200,000
			Total	6,531,000

Note

(1)	Stock options expire if not excercised within two months of resigning; therefore, as of February 20, 2007, these 1,686,000 options have expired, leaving the total outstanding at 4,845,000.

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

Agreements with Senior Management

Pursuant to a management services agreement dated as of April 14, 2005, between Mr. T. Keith Blackwell, of Toronto Ontario, and the Corporation, Mr. Blackwell agreed to act as: the Chief Financial Officer and Treasurer of the Corporation, the Treasurer and Secretary of Horsepower Broadcasting

Network International Ltd. and to serve on a management committee of the Corporation, in consideration of which the Corporation agreed to the following: (i) to pay a monthly fee to Mr. Blackwell at a rate of $3,500 plus $250 per hour for extra time worked over 14 hours a month (not to exceed 25 hours per month), (ii) to issue to Mr. Blackwell 200,000 Common shares on execution of the agreement, and (iii) issue to Mr. Blackwell an option to purchase 1,000,000 Common shares of the Corporation at a price of $0.12 per share expiring on March 31, 2007. The agreement is for a term of two years and may only be terminated by a majority vote of the Corporation’s management committee and upon payment of three months notice in which case the options granted under the agreement will continue until their expiration date. In the event of a resignation by Mr. Blackwell, his options granted under the agreement shall expire within two months of the resignation notice. This agreement was amended on February 7, 2006, to add the title of Chief Executive Officer of the Corporation and replace the consulting fee with a salary of $10,000 per month. Mr. Blackwell is presently the Chief Executive Officer, Chief Financial Officer, and Treasurer of the Corporation, and the Secretary/Treasurer of HBN, a wholly owned subsidiary of the Corporation.

Pursuant to an employment agreement dated effective June 1, 2005, between the Corporation’s wholly owned subsidiary, HBN and Larry R. Simpson, Mr. Simpson is the President and Chief Executive Officer of HBN, at an annual salary of $90,000 and bonuses of (i) 35,000 Common shares for each installation that becomes operational, to a maximum of 525,000, (ii) 5% of HBN pre-tax income to a maximum of $200,000 and (iii) an option to purchase 500,000 Common shares at US$0.12, expiring on March 31, 2007. The agreement is for a term of two years and may only be terminated by a majority vote of the Corporation’s management committee and upon payment of three months notice in which case the options granted under the agreement will continue until their expiration date. In the event of a resignation by Mr. Simpson, his options granted under the agreement shall expire within two months of the resignation notice. Mr. Simpson was named President and CEO in March, 2005 after serving as Vice President of Corporate Development since October, 2002. Mr. Simpson has over 25 years of administrative, marketing, public relations and sales experience in horseracing, sports and leisure. Mr. Simpson has been a successful publisher, manager and writer for many Thoroughbred and Standardbred publications.

Pursuant to an employment agreement dated effective July 1, 2005, between the Corporation and Troy Griffin, Mr. Griffin was appointed the President and Chief Executive Officer of SafeSpending Inc. and the Vice-President Corporate Development of Sungold International Holdings Corp., at an annual salary of $60,000 and (i) an allocation of 750,000 Common shares, (ii) a bonus of 250,000 Common shares when the first track is fully operational and (iii) an option to purchase 500,000 Common shares at US$0.12, expiring on March 31, 2007. The agreement is for a term of one year and may only be terminated by a majority vote of the Corporation’s management committee and upon payment of three months notice in which case the options granted under the agreement will continue until their expiration date. In the event of a resignation by Mr. Griffin, his options granted under the agreement shall expire within two months of the resignation notice. The contract was not renewed when it expired, but the Corporation was making the same salary payments until Mr. Griffin resigned on October 4, 2006. As he did not exercise his options, they have now expired.

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

The Corporation’s audit committee has the following primary duties, responsibilities and powers, as set out in its charter:

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

Executive Committee

The executive committee of the Corporation’s board of directors currently consists of Art Cowie and Donald Harris. This committee is directed to have and exercise, during the intervals between the meetings of the Corporation’s board of directors, all the powers vested in the Board except the power to fill vacancies and the power to change the membership of, or fill vacancies in, the executive committee or any other committee of the Board.

D.                      EMPLOYEES

As of February 20, 2007, the Corporation had three employees. The prior year, the Corporation had five employees. The Corporation also relies on part-time staff, flex-time and consultants to minimize expenses, which on average would amount to four people.

ITEM 7.            MAJOR SHAREHOLDER AND RELATED PARTY TRANSACTIONS

A.                      MAJOR SHAREHOLDERS

The Corporation is currently a publicly-held corporation, with its shares held by residents of Canada, the United States and other countries. To the best of its knowledge, the Corporation is not controlled, directly or indirectly, by another corporation or any government or by any natural or legal persons and, as at February 20, 2007, no person or corporation or other entity owns, directly or indirectly, or controls more than 5% of the shares of the Corporation, the only class of securities with voting rights, except for the persons or groups listed below:

Identity of Persons or Group	Number of Shares Owned(1)	Percentage of Class
Donald Harris (2)	7,081,250	5.43% (1)

(1)	Based on 130,341,314 shares outstanding at February 20, 2007.
(2)	Mr. Harris is the only person, corporation or other entity known by the Corporation to own, directly or indirectly, or to control more than 5% of the shares of the Corporation.

There are no arrangements, known to the Corporation which may at a subsequent date result in a change in control of the Corporation.

The Corporation’s major shareholders do not have different voting rights from other shareholders of the Corporation.

Based on the records of Automated Depository Services Inc., as at February 20, 2007, there were 402 holders of record of the Corporation’s shares with United States addresses who collectively held 48,267,355 shares or approximately 37% of the 130,341,314 issued and outstanding shares.

B.                      RELATED PARTY TRANSACTIONS

For the three year period ended August 31, 2006, there were no material transactions between the Corporation and its directors, executive officers, holders of ten percent or more of the Corporation’s outstanding shares, or any associate or affiliate of such person, except as follows:

During the 2004 fiscal year, the Corporation signed a $275,825 software development agreement with a consulting company for its Horsepower® program, which was completed in 2005. The owner of the consulting company was also the Chief Technical Officer of the subsidiary, Horsepower Broadcasting Network (HBN) International Ltd. The officer had no influence over obtaining the contract which was a normal transaction in the ordinary course of business, and did not become an officer except as a result of the contract.

ITEM 8.                      FINANCIAL INFORMATION

CONSOLIDATED FINANCIAL STATEMENTS

The financial statements required as part of this Annual Report are filed under Item 17 of this Annual Report.

LITIGATION

The Corporation is not aware of any active or pending legal proceedings or claims against it or any of its properties that will have a material effect on the Corporation’s business or results of operations.

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

ITEM 9.                      THE OFFER AND LISTING

On March 29, 1999, the Corporation became a Reporting Issuer under the Securities Exchange Act of 1934 and on May 14, 1999, the Corporation began trading on the OTC Bulletin Board as “SGGNF.” Effective September 7, 2001, the Corporation’s shares were also listed and posted for trading on the Frankfurt and Berlin Stock Exchanges, but to date, no significant trading has taken place on the Frankfurt or Berlin Stock exchanges. On December 15, 2003, the Corporation changed its trading symbol on the OTC Bulletin Board to “SGIHF” in connection with the Corporation’s name change to “Sungold International Holdings Corp.”.

The following is a summary of trading of Sungold on the OTC Bulletin Board during the first, second, third and fourth quarters of fiscal 2002, 2003, 2004, 2005 and 2006:

OTC Bulletin Board	2002	High (US$)	Low (US$)	Volume
	1st Quarter	0.18	0.07	17,189,600
	2nd Quarter	0.23	0.06	11,947,300
	3rd Quarter	0.59	0.14	29,207,400
	4th Quarter	0.37	0.10	29,207,400
	2003	High (US$)	Low (US$)	Volume
	1st Quarter	0.20	0.07	15,671,400
	2nd Quarter	0.13	0.06	16,929,100

	3rd Quarter	0.13	0.03	27,202,400
	4th Quarter	0.13	0.03	33,562,100
OTC Bulletin Board	2004	High (US$)	Low (US$)	Volume
	1st Quarter	0.12	0.06	21,369,400
	2nd Quarter	0.11	0.05	23,462,400
	3rd Quarter	0.13	0.07	18,689,600
	4th Quarter	0.11	0.07	13,427,018
	2005	High (US$)	Low (US$)	Volume
	1st Quarter	0.10	0.05	15,470,619
	2nd Quarter	0.11	0.08	14,451,875
	3rd Quarter	0.10	0.07	6,340,071
	4th Quarter	0.10	0.07	7,174,801
	2006	High (US$)	Low (US$)	Volume
	1st Quarter	0.10	0.06	6,535,100
	2nd Quarter	0.42	0.10	20,720,700
	3rd Quarter	0.30	0.11	8,491,500
	4th Quarter	0.16	0.09	5,148,600

The following is a summary of trading, on a monthly basis, in the shares on the OTC Bulletin Board in the United States during the past six months:

Month & Year	High (US$)	Low (US$)	Volume
January 2007	0.11	0.07	2,974,500
December 2006	0.09	0.06	2,358,600
November 2006	0.09	0.06	1,627,800
October 2006	0.08	0.05	2,107,700
September 2006	0.11	0.07	841,600
August 2006	0.14	0.09	1,482,800

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

SHARE, OPTION AND WARRANT TRANSACTIONS

Shares Issued During Fiscal Year Ended August 31, 2004

			Total Gross
	Number of	Price per Security	Consideration
Transaction	Securities Issued	(Cdn$)/(US$)	(Cdn$)	Date Closed
21 for 20 stocks split	3,993,531	-	-
Private Placement	1,000,000	$0.08/US$0.060	81,792	Sep 2003
Private Placement	1,000,000	$0.08/US$0.060	79,308	Sep 2003
Private Placement	1,000,000	$0.08/US$0.060	79,308	Oct 2003
Private Placement	1,000,000	$0.08/US$0.060	78,756	Oct 2003
Private Placement	4,000,000	$0.05/US$0.040	212,920	Feb 2004
Private Placement	2,500,000	$0.06/US$0.045	151,306	Feb 2004
Private Placement	1,500,000	$0.07/US$0.0525	103,235	Mar 2004
Private Placement	3,000,000	$0.08/US$0.060	244,386	Jun 2004
Private Placement	4,500,000	$0.08/US$0.060	354,186	Aug 2004

Total (Since Inception)	103,364,740		$19,959,566

Shares Issued During Fiscal Year Ended August 31, 2005

	Number of		Total Gross
	Securities	Price per Security	Consideration
Transaction	Issued	(Cdn$)/(US$)	(Cdn$)	Date Closed
Private Placement	2,500,000	$0.076/US$0.06	189,750	Oct 2004
Private Placement	4,000,000	$0.060/US$0.05	240,720	Dec 2004
Private Placement	3,200,000	$0.056/US$0.05	177,509	Jan 2005
Private Placement	500,000	$0.077/US$0.06	38,750	May 2005
Private Placement	535,000	$0.087/US$0.07	46,622	May 2005
Private Placement	305,000	$0.082/US$0.065	24,949	May 2005
Private Placement	305,000	$0.082/US$0.065	24,949	May 2005
Private Placement	500,000	$0.088/US$0.065	44,000	May 2005
Private Placement	200,000	$0.086/US$0.065	17,200	May 2005
Private Placement	1,393,260	$0.063/US$0.05	87,148	May 2005
Private Placement	100,000	$0.088/US$0.07	8,798	May 2005
Private Placement	100,000	$0.088/US$0.07	8,800	Jun 2005
Private Placement	104,500	$0.0861/US$0.07	9,000	Jun 2005
Private Placement	295,000	$0.0862/US$0.07	25,435	Jun 2005
Private Placement	750,000	$0.0735/US$0.06	55,152	Jul 2005
Private Placement	150,000	$0.0733/US$0.06	10,997	Jul 2005
Private Placement	150,000	$0.0733/US$0.06	10,997	Jul 2005
Private Placement	100,000	$0.0855/US$0.07	8,553	Jul 2005
Private Placement	175,000	$0.0855/US$0.07	14,963	Jul 2005
Private Placement	101,300	$0.0987/US$0.08	10,000	Jul 2005
Private Placement	102,000	$0.0987/US$0.08	10,069	Jul 2005
Private Placement	102,000	$0.0987/US$0.08	10,069	Jul 2005
Private Placement	575,000	$0.0778/US$0.065	44,652	Aug 2005

Total (Since Inception)	119,607,800		$21,078,648

Shares Issued During Fiscal Year Ended August 31, 2006

	Number of	Price per	Total Gross
	Securities	Security	Consideration
Transaction	Issued	(Cdn$)/(US$)	(Cdn$)	Date Closed
Private Placement	143,000	$0.071/$0.06	10,027	Sep 2005
Private Placement	100,000	$0.086/$0.07	8,601	Sep 2005
Private Placement	143,000	$0.07/$0.06	10,010	Oct 2005
Private Placement	107,500	$0.0698/$0.06	7,500	Oct 2005
Private Placement	143,500	$0.0697/$0.06	10,005	Oct 2005
Private Placement	122,000	$0.0822/$0.07	10,033	Oct 2005
Private Placement	141,400	$0.0707/$0.06	10,000	Oct 2005
Private Placement	87,900	$0.0803/ $0.068	7,051	Oct 2005
Private Placement	500,000	$0.0755/$0.065	37,736	Oct 2005
Private Placement	212,000	$0.0707/$0.06	15,002	Oct 2005
Private Placement	60,300	$0.083/$0.07	5,006	Nov 2005
Private Placement	107,000	$0.0935/$0.08	10,004	Nov 2005
Private Placement	50,000	$0.0694/$0.06	3,471	Nov 2005
Private Placement	50,000	$0.0702/$0.06	3,508	Nov 2005
Private Placement	100,000	$0.0694/$0.06	6,942	Nov 2005
Private Placement	50,000	$0.0699/$0.06	3,488	Nov 2005
Private Placement	166,665	$0.0702/$0.06	11,695	Nov 2005
Private Placement	800,000	$0.0805/$0.07	64,389	Dec 2005
Private Placement	50,000	$0.1158/$0.10	5,791	Dec 2005
Private Placement	100,000	$0.0957/$0.08	9,569	Dec 2005
Private Placement	22,800	$0.2197/$0.19	5,010	Dec 2005
Private Placement	100,000	$0.3005/$0.26	30,050	Dec 2005
Private Placement	200,000	$0.2998/$0.26	59,966	Dec 2005
Private Placement	90,000	$0.233/$0.20	20,968	Dec 2005
Private Placement	51,500	$0.291/$0.25	14,997	Dec 2005
Private Placement	40,000	$0.2912/$0.25	11,648	Dec 2005
Private Placement	91,900	$0.1256/$0.1075	9,395	Dec 2005
Private Placement	145,000	$0.088/$0.075	12,680	Dec 2005
Private Placement	50,000	$0.243/$0.21	12,150	Dec 2005
Private Placement	220,000	$0.2436/$0.21	53,592	Jan 2006
Private Placement	36,000	$0.0928/$0.08	3,267	Jan 2006
Private Placement	14,500	$0.3465/$0.30	5,024	Jan 2006
Private Placement	15,500	$0.3240/$0.28	5,022	Jan 2006
Private Placement	14,000	$0.3601/$0.31	5,042	Jan 2006
Private Placement	7,000	$0.2436/$0.21	1,705	Jan 2006
Private Placement	16,000	$0.3139/$0.27	5,022	Jan 2006
Private Placement	450,000	$0.2851/$0.25	128,273	Jan 2006
Private Placement	200,000	$0.2403/$0.21	48,070	Jan 2006
Private Placement	152,500	$0.2229/$0.15	33,989	Jan 2006
Private Placement	87,500	$0.1719/$0.15	6,924	Jan 2006
Private Placement	100,000	$0.2369/$0.21	23,690	Jan 2006
Private Placement	167,000	$0.1720/$0.15	28,717	Feb 2006
Private Placement	36,570	$0.3296/$0.287	11,716	Feb 2006
Private Placement	100,000	$0.3070/$0.27	30,696	Mar 2006
Private Placement	108,000	$0.0928/$0.08	10,027	Mar 2006
Private Placement	150,000	$0.0580/$0.05	8,704	Mar 2006
Private Placement	20,000	$0.1605/$0.14	3,210	Mar 2006
Private Placement	71,500	$0.1753/$0.15	12,534	Mar 2006
Private Placement	52,250	$0.1720/$0.15	8,986	Apr 2006
Private Placement	58,600	$0.1706/$0.15	10,000	Apr 2006
Private Placement	64,500	$0.1550/$0.15	10,000	May 2006

Shares Issued During Fiscal Year Ended August 31, 2006

	Number of	Price per	Total Gross
	Securities	Security	Consideration
Transaction	Issued	(Cdn$)/(US$)	(Cdn$)	Date Closed
Private Placement	70,000	$0.1429/$0.13	10,000	May 2006
Private Placement	60,250	$0.1685/$0.15	10,151	May 2006
Private Placement	103,600	$0.2465/$0.217	22,689	May 2006
Private Placement	100,000	$0.1705/$0.15	17,054	Jun 2006
Private Placement	42,000	$0.12/$0.1078	5,040	Jul 2006
Private Placement	100,000	$0.10/$0.09	10,000	Aug 2006
Private Placement	125,000	$0.09/$0.08	11,204	Aug 2006

Total (Since Inception)	126,375,535		$22,045,688

Options Outstanding as of August 31, 2006

Description	Number of Shares	Exercise Price (US$)	Expiration Date
Option	300,000	$0.12	August 10, 2007
Option	100,000	$0.09	December 20, 2006
Option	36,000	$0.08	January 4, 2007
Option	4,250,000	$0.12	March 31, 2007
Option	200,000	$0.15	October 11, 2007
Option	136,000	$0.11	January 15, 2008
Option	64,000	$0.05	May 27, 2008
Option	500,000	$0.65	March 31, 2007
Option	200,000	$0.50	February 28, 2008
Option	250,000	$0.15	March 31, 2007
Option	495,000	$0.15	March 31, 2008
Total:	6,531,000

Shares Purchase Warrants Outstanding as of August 31, 2006

			Exercise Price
Description	Date of Grant	Number of Shares	(US$)	Expiry Date
Warrant(1)	May 2, 2005	250,000	$0.15	May 31, 2007
Warrant(1)	May 31, 2005	300,000	$0.15	May 31, 2007
Warrant(1)	May 31, 2005	300,000	$0.15	May 31, 2007
Warrant(1)	May 31, 2005	793,260	$0.15	May 31, 2007
Warrant(1)	May 31, 2005	152,500	$0.15	May 31, 2007
Warrant(1)	Jun 17, 2005	52,250	$0.15	Jun 30, 2007
Warrant(1)	Jun 22, 2005	147,500	$0.15	Jun 30, 2007
Warrant(1)	Jul 27, 2005	50,650	$0.15	Jul 31, 2007
Warrant(1)	Jul 30, 2005	51,000	$0.15	Jul 31, 2007
Warrant(1)	Aug 5, 2005	51,000	$0.15	Jul 31, 2007
Warrant(1)	Oct 3, 2005	35,750	$0.15	Sep 30, 2007
Warrant(1)	Oct 3, 2005	35,750	$0.15	Sep 30, 2007
Warrant(1)	Oct 3, 2005	53,750	$0.15	Oct 31, 2007
Warrant(1)	Nov 15, 2005	30,150	$0.15	Nov 30, 2007
Warrant(1)	Nov 29, 2005	53,500	$0.15	Nov 30, 2007
Warrant(1)	Dec 2, 2005	608,333	$0.15	Nov 30, 2007
Warrant(1)	Dec 8, 2005	25,000	$0.15	Dec 31, 2007
Warrant(1)	Dec 20, 2005	11,400	$0.35	Dec 31, 2007
Warrant(1)	Dec 29, 2005	195,750	$0.50	Dec 31, 2007

Shares Purchase Warrants Outstanding as of August 31, 2006

			Exercise Price
Description	Date of Grant	Number of Shares	(US$)	Expiry Date
Warrant(1)	Jan 2, 2006	110,000	$0.45	Dec 31, 2007
Warrant(1)	Jan 3, 2006	7,250	$0.50	Jan 31, 2008
Warrant(1)	Jan 4, 2006	50,000	$0.42	Dec 31, 2007
Warrant(1)	Jan 12, 2006	14,750	$0.60	Jan 31, 2008
Warrant(1)	Jan 31, 2006	8,000	$0.55	May 31, 2008
Warrant(1)	Apr 26, 2006	29,300	$0.30	Apr 30, 2007
Warrant(1)	May 10, 2006	32,250	$0.30	May 31, 2008
Warrant(1)	May 31, 2006	35,000	$0.26	May 31, 2008
Warrant(1)	Jul 7, 2006	21,000	$0.25	Jul 31, 2008
Warrant(1)	Aug 11, 2006	50,000	$0.18	Aug 15, 2008
Warrant(1)	Aug 18, 2006	62,500	$0.20	Aug 31, 2008
Total:		3,617,593

(1) Each warrant is exercisable to acquire one common share.

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

C.                      MATERIAL CONTRACTS

On January 9, 2007, the Corporation made an agreement with Todd Stinson as Industry Consultant to:

(a)

assist in the technical process with particular reference to the further development of the patent application for the Horsepower® World Lottery Pool, completion of the Horsepower® software program, including upgrading the graphics component to current industry standards, and interfacing with the appropriate internet and totalizing applications, and content providers for the live venue; and

(b)	assist in arranging operating contracts for product installation on all venues, including but not limited to internet, legal betting shops, kiosks, VLTs and satellite simulcast; and
(c)	assist in arranging corporate financing; and
(d)	act in a capacity overseeing the implementation and on-going operations.

The agreement licenses the Corporation the right to market the Lottery products invented by Todd Stinson and registered in the name of the Corporation in exchange for 10% of the gross revenue earned from the Lottery operations.

In addition, Todd Stinson receives a monthly fee of US$2,500.00, a 1% share of the Horsepower® World Pool gross revenues for supervising the live operation of the product, not to exceed 3% of the net income from this operation and allocations of the Corporation’s shares upon achieving operational bench marks in total of 4,250,000.

D.                      EXCHANGE CONTROLS

Not Applicable.

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

PART II

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

ITEM 16.         [RESERVED]

ITEM 16A.      AUDIT COMMITTEE FINANCIAL EXPERT

The Corporation has no independent financial expert on the audit committee. The Corporation’s management believes that the cost related to retaining a financial expert at this time is prohibitive. T. Keith Blackwell is a Chartered Accountant and CEO and CFO of the Corporation and serves on the audit committee. Mr. Blackwell is the Corporation’s audit committee financial expert as that term is defined in paragraph (a) of Item 16A of the instructions to Form 20-F. Further, because of the nature of the Corporation’s start-up operations, the Corporation believes the services of a financial expert are not warranted.

ITEM 16B.      CODE OF ETHICS

The Corporation has adopted a Code of Ethics applicable to its officers and directors which is a "code of ethics" as defined by applicable rules of the SEC. Sungold’s Code of Ethics is attached as an exhibit to this Annual Report. If the Corporation makes any amendments to its Code of Ethics other than technical, administrative, or other non-substantive amendments, or grant any waivers, including implicit waivers, from a provision of our Code of Ethics to its Chief Executive Officer, Chief Financial Officer, or certain other finance executives, the Corporation will disclose the nature of the amendment or waiver, its effective date and to whom it applies in a report on Form 6-K filed with the SEC.

ITEM 16C.      PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

The aggregate fees billed for the two most recently completed fiscal years ended August 31, 2006 for professional services rendered by the principal accountant for the audit of the Corporation’s annual financial statements and review of the financial statements included in the Corporation’s Annual Report on Form 20-F and services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for these fiscal periods were as follows:

	Year Ended August 31, 2006	Year Ended August 31, 2005
Audit Fees	$55,000	$20,250
Audit Related Fees	-	$6,150
Tax Fees	-	-
Other Fees	-	-
Total	$55,000	$26,400

ITEM 16D.      EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E.      PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

None.

PART III

ITEM 17.         FINANCIAL STATEMENTS

The Report and Consolidated Financial Statements for the year ended August 31, 2006, reported on by Mintz & Partners LLP, and the years ended August 31, 2005, and 2004 reported on by Loewen, Stronach & Co., Chartered Accountants were prepared in accordance with Canadian GAAP and are presented in Canadian dollars. There are differences between United States and Canadian GAAP which are set forth in Note 13 of the Report and Consolidated Financial Statements for the years ended August 31, 2006, 2005, and 2004.

ITEM 18.         FINANCIAL STATEMENTS

Not applicable.

ITEM 19.         EXHIBITS

The following financial statements and related schedules are included in this Item:

SUNGOLD INTERNATIONAL HOLDINGS CORP.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED AUGUST 31, 2006

(A Development Stage Company)
(Presented in Canadian Dollars)

AUDITORS’ REPORT

To The Shareholders of Sungold International Holdings Corp.:

We have audited the consolidated balance sheet of Sungold International Holdings Corp. (a development stage company) as at August 31, 2006 and the consolidated statements of loss and deficit and cash flows for the year ended August 31, 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2006 and the results of its operations and its cash flows for the year ended August 31, 2006 in accordance with Canadian generally accepted accounting principles which differ in certain respects from United States generally accepted accounting principles (refer to Note 13). As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a consistent basis.

The consolidated financial statements as at August 31, 2005 and the year then ended were audited by other auditors who expressed an opinion without reservation on those statements in their report dated December 28, 2005.

Toronto, Canada
February 13, 2007	Chartered Accountants

Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Conflict

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as described in Note 2 a) to the financial statements. Our report to the shareholders dated February 13, 2007, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

Toronto, Canada
February 13, 2007	Chartered Accountants

SUNGOLD INTERNATIONAL HOLDINGS CORP.

CONSOLIDATED BALANCE SHEET

AUGUST 31, 2006

(A Development Stage Company)
(Presented in Canadian Dollars)

	2006	2005
	$	$

ASSETS

CURRENT ASSETS
Cash	-	10,876
Sundry receivables	17,853	43,065
Prepaid expenses and deposits	640	22,087
	18,493	76,028
PRE-DEVELOPMENT COSTS (Note 3)	270,288	224,898
EQUIPMENT (Note 4)	483,776	628,012
	772,557	928,938

LIABILITIES

CURRENT LIABILITIES
Bank indebtedness	2,919	-
Accounts payable and accrued liabilities (Note 7c)	639,532	244,075
Loans payable (Note 7d)	7,500	12,500
Current obligation under capital leases (Note 6)	6,128	7,120
	656,079	263,695

LONG TERM LIABILITIES
Obligation under capital leases (Note 6)	6,518	14,519
	662,597	278,214

SHAREHOLDERS’ EQUITY

SHARE CAPITAL (Note 5)	22,045,688	21,078,648
CONTRIBUTED SURPLUS (Note 5d)	254,587	190,457
DEFICIT	(22,190,315)	(20,618,381)
	109,960	650,724
	772,557	928,938

Going concern – Note 2a
Subsequent events – Note 12

APPROVED BY THE DIRECTORS:

“Art Cowie”	Director

“Donald Harris”	Director

(See accompanying notes to consolidated financial statements)

SUNGOLD INTERNATIONAL HOLDINGS CORP.

CONSOLIDATED STATEMENT OF LOSS AND DEFICIT

FOR THE YEAR ENDED AUGUST 31, 2006

(A Development Stage Company)
(Presented in Canadian Dollars)

	April 7, 1986
	(inception) to
	August 31, 2006	2006	2005	2004
	$	$	$	$
REVENUE
Gain on disposition of marketable securities	838,947	-	-	-

EXPENSES
Impairment write-down of pre-development costs	6,460,304	-	628,246	-
Advertising and promotion	3,392,451	75,245	55,443	122,508
Professional and consulting fees	3,539,047	516,911	566,803	488,500
Management fees and salaries	2,328,600	394,306	46,688	58,353
Investor relations	1,355,876	186,063	133,306	35,192
Travel and conference	1,146,892	50,989	75,970	168,116
Office and miscellaneous	872,916	33,470	43,756	59,673
Internet services	826,641	27,067	29,559	23,831
Amortization	929,863	135,305	140,449	126,899
Office rent and services	611,261	30,446	60,896	63,452
Transfer agent and filing fees	399,695	26,430	30,658	50,287
Insurance	263,953	167	833	563
Financing fees	227,433	9,433	-	-
Stock based compensation	254,587	64,130	138,535	-
Finder fees	154,031	-	-	-
Interest and bank charges	131,406	17,738	5,222	12,561
Settlement agreements	71,178	-	31,178	-
Interest on capital leases	32,397	3,169	2,600	1,005
Fees and commissions	29,741	-	-	-
Loss on disposition of equipment	14,858	-	-	826
Foreign exchange loss (gain)	(13,868)	1,065	(1,245)	(48)
	23,029,262	1,571,934	1,988,897	1,211,718
LOSS	22,190,315	1,571,934	1,988,897	1,211,718
DEFICIT– BEGINNING	-	20,618,381	18,629,484	17,417,766
DEFICIT – ENDING	22,190,315	22,190,315	20,618,381	18,629,484

Weighted average number of shares		123,834,644	111,579,338	92,239,057

Loss per share		0.0127	0.0178	0.0131

(See accompanying notes to consolidated financial statements)

SUNGOLD INTERNATIONAL HOLDINGS CORP.

CONSOLIDATED STATEMENT OF CASH FLOW

FOR THE YEAR ENDED AUGUST 31, 2006

(A Development Stage Company)
(Presented in Canadian Dollars)

	April 7, 1986
	(inception) to
	August 31, 2006	2006	2005	2004
	$	$	$	$
OPERATING ACTIVITIES
Loss	(22,190,315)	(1,571,934)	(1,988,897)	(1,211,718)
Items not involving cash:
Write-down of pre-development costs	6,460,304	-	628,246	-
Amortization	929,863	135,305	140,449	126,899
Stock-based compensation	254,587	64,130	138,535	-
Issuance of private placement units or common
shares for services	625,489	391,712	233,777	-
Gain on disposition of marketable securities	(838,947)	-	-	-
Loss on disposition of equipment	14,858	-	-	826
	(14,744,161)	(980,787)	(847,890)	(1,083,993)
Cash provided (used) by changes in non-cash operating items:
Sundry receivables	(17,853)	25,212	49,181	(48,197)
Prepaid expenses and deposits	(640)	21,447	36,681	(54,614)
Accounts payable and accrued liabilities	650,865	406,790	43,739	25,096
	(14,111,789)	(527,338)	(718,289)	(1,161,708)
INVESTING ACTIVITIES
Pre-development costs	(5,321,213)	(45,390)	(5,996)	(63,112)
Proceeds of disposition of equipment	38,028	-	-	23,682
Acquisition of equipment	(1,395,231)	(2,402)	(220,221)	(69,580)
	(6,678,416)	(47,792)	(226,217)	(109,010)
FINANCING ACTIVITIES
Loans payable (Note 3 below)	2,583,228	(5,000)	610,774	1,377,503
Repayment of obligation under capital leases	(70,157)	(8,993)	(4,135)	(17,253)
Issuance of shares	16,548,468	575,328	255,332	-
Proceeds of disposition of marketable securities	1,725,747	-	-	-
	20,787,286	561,335	861,971	1,360,250

(DECREASE) INCREASE IN CASH	(2,919)	(13,795)	(82,535)	89,532
CASH – beginning	-	10,876	93,411	3,879
CASH – ending	(2,919)	(2,919)	10,876	93,411

Notes to statement of cash flow:

1)	Cash consists of balances with banks

2)	Interest paid:	163,803	20,907	7,822	13,566

3)

During 2006, the Company issued 179,264 shares to settle $12,500 of loans payable. In 2005, the Company issued 9,700,000 shares to settle $607,979 of debts. Since April 7, 1986 (inception) to August 31, 2006, the Company issued 41,129,264 shares to settle $2,588,237 of debts.

(See accompanying notes to consolidated financial statements)

SUNGOLD INTERNATIONAL HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED AUGUST 31, 2006

(A Development Stage Company)
(Presented in Canadian Dollars)

Note 1	NATURE OF OPERATIONS

Sungold International Holdings Corp. (the “Company” or “Sungold”) was incorporated under the Canada Business Corporations Act and is a publicly traded company on the OTC bulletin board under the symbol SGIHF. The principal activities are developing and promoting a proprietary pari-mutuel wagering virtual horseracing product, commercial advertising time on the product, and an internet payment system. To date, the Company has not earned significant revenues and is considered to be in a development stage.

Note 2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)	Going concern

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and include the accounts of the Company and its wholly owned legal subsidiaries: SafeSpending Inc., Racing Unified Network (R.U.N.) Inc., and Horsepower Broadcasting Network (HBN) International Ltd.

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

The ability of the Company to continue as a going concern and to realize the carrying value of its assets and discharge its liabilities when due is dependent on the successful completion of the actions taken or planned, which management believes will mitigate the adverse conditions and events which raise doubt about the validity of the going concern assumption used in preparing these financial statements. There is no assurance that the Company will be successful in its efforts.

The financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate. If the going concern basis did not prove to be appropriate for these financial statements, then adjustments would be necessary in the carrying value of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

SUNGOLD INTERNATIONAL HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED AUGUST 31, 2006

(A Development Stage Company)
(Presented in Canadian Dollars)

Note 2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

b)	Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities at the date of financial statements and revenue and expenses for the year reported. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future years could be significant. There are significant estimation on the deferred pre- development costs and equipment amortization policy. Actual results may differ from those estimates.

c)	Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Horsepower Broadcasting Network (HBN) International Ltd., SafeSpending Inc., and Racing Unified Network (R.U.N.) Inc. All inter-company transactions and balances have been eliminated. In January 2005, the Company wound up a wholly owned subsidiary, Horsepower Broadcasting Network Inc., into the parent.

d)	Translation of Foreign Currencies:

Accounts recorded in foreign currency have been converted to Canadian dollars as follows:

• Monetary assets and liabilities at exchange rates at the end of the year;
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

f)	Equipment and Amortization

Equipment is recorded at cost with amortization provided on a declining balance as follows:

Computer hardware	30%
Computer software	100%
Software – Horsepower®	20%
Leased computer equipment	30%
Office equipment	20%

The above rates have been utilized to reflect the anticipated life expectancy. In the year acquired and put in use, only one-half the normal rate is applied.

SUNGOLD INTERNATIONAL HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED AUGUST 31, 2006

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

Loss per share is determined using the treasury stock method on the weighted average number of shares outstanding during the year. All outstanding options, purchase warrants and private placement units are anti- dilutive, and therefore have no effect on the determination of loss per share.

i)	Stock-based Compensation Plans

The Company follows the fair value method of accounting for its stock-based compensation plans. The fair value of the stock options awarded is determined at the grant date using the Black-Sholes option pricing model. For 2005, the Company recognized all the compensation expenses at the time the options were granted. For 2006, the Company is amortizing the total compensation expense of $169,805 according to the number of months of the option period falling within the fiscal year, resulting in a charge to the expense of $64,130.

Shares issued for service in lieu of cash are valued according to the market value of the shares at the time the service is provided and the expense is recognized in the income statement at the time of issue.

Note 3	PRE-DEVELOPMENT COSTS

a)	SafeSpending™ project

In May 2001, a subsidiary of the Company, SafeSpending Inc., acquired all the rights to an internet payment system technology which is a spending system that can be used to make anonymous purchases online from merchants and individuals. The agreement provides SafeSpending Inc. with all copyrights, trademarks, source codes and intellectual property and the Company has patents pending in 105 countries for the SafeSpending™ anonymous payment system. During 2005, the Company entered into consulting agreements with the two individuals from whom the rights were acquired, to assist in the further development of the project. The contracts were for six months from July 20th, 2005, and the consultants each received sole compensation of 150,000 shares, having a total value at the time of $10,997 each.

	August 31		Impairment	August 31
	2005	Additions	Write off	2006
	$	$	$	$
Acquisition cost	62,300	-	-	62,300
Legal and consulting fees	79,644	3,547	-	83,191
	141,944	3,547	-	145,491

SUNGOLD INTERNATIONAL HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED AUGUST 31, 2006

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

The hardware and software development costs are capitalized under equipment and amortized annually when put in use, and legal fees for trademark applications for Horsepower® were deferred under its Horsepower® project.

	August 31		Impairment	August 31
	2005	Additions	Write off	2006
	$	$	$	$
Legal and consulting fees	82,954	41,843	-	124,797

			Impairment
	2005	Additions	Write off	2006
	$	$	$	$

TOTAL PRE-DEVELOPMENT COSTS	224,898	45,390	-	270,288

Note 4	EQUIPMENT

		2006		2005
	Cost	Less	Net Book	Net Book
		Accumulated	Value	Value
		Amortization
	$	$	$	$
Software – Horsepower®	1,033,216	601,352	431,864	539,830
Computer hardware	315,784	276,546	39,238	62,672
Computer software	4,701	4,701	-	2,350
Leased computer equipment	20,975	8,495	12,480	22,917
Office equipment	270	76	194	243

	1,374,946	891,170	483,776	628,012

Note 5	SHARE CAPITAL

	2006	2005
	$	$
Authorized:
Unlimited common shares without par value
100,000,000 Class “A” preference shares
without par value
100,000,000 Class “B” preference shares
without par value

Issued and outstanding:
126,375,535 common
(August 31, 2005 – 119,607,800 common)	22,045,688	21,078,648

SUNGOLD INTERNATIONAL HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED AUGUST 31, 2006

(A Development Stage Company)
(Presented in Canadian Dollars)

Note 5	SHARE CAPITAL (continued)

a)	Shares issued during the year:	2006		2005
		#	$	#	$
	For cash	4,525,516	575,328	3,383,060	255,332
	Non-cash transactions:
	- for services provided	2,242,219	391,712	3,160,000	255,771
	- for debt settlement	-	-	9,700,000	607,979

		6,767,735	967,040	16,243,060	1,119,082

b)	Stock options and stock based compensation:

The Company has a fixed stock option plan on the issuance of options of up to 10% of the Company’s issued share capital. The following are incentive share purchase options outstanding:

Date of Grant	Price	Balance Aug 31, 2005	Granted	Exercised / Expired / Cancelled	Balance August 31, 2006	Expiration date
Feb 16, 2001	US$0.1500	100,000	-	100,000	-	Expired
Feb 28, 2001	US$0.0600	1,050,000	-	1,050,000	-	Expired
Mar 5, 2001	US$0.0850	79,900	-	79,900	-	Expired
Aug 10, 2001	US$0.1200	300,000	-	-	300,000	Aug 10, 2007
Dec 20, 2001	US$0.0900	100,000	-	-	100,000	Dec 20, 2006
Jan 4, 2002	US$0.0800	180,000	-	144,000	36,000	Jan 4, 2007
Jan 4, 2002	US$0.0800	550,764	-	550,764	-	Cancelled
Jan 24, 2002	US$0.0725	400,000	-	400 000	-	Cancelled
Oct 11, 2002	US$0.1500	200,000	-	-	200,000	Oct 11, 2007
Oct 16, 2002	US$0.1500	300,000	-	300,000	-	Cancelled
Jan 15, 2003	US$0.1100	136,000	-	-	136,000	Jan 15, 2008
May 27, 2003	US$0.0500	64,000	-	-	64,000	May 27, 2008
May 28,2003	US$0.0500	150,000	-	150,000	-	Exercised
Apr 14, 2005	US$0.1200	1,000,000	-	-	1,000,000	Mar 31, 2007
May 27, 2005	US$0.1200	750,000	-	-	750,000	Mar 31, 2007
Jun 1, 2005	US$0.1200	500,000	-	-	500,000	Mar 31, 2007
Jun 1, 2005	US$0.1200	500,000	-	-	500,000	Mar 31, 2007
Jun 6, 2005	US$0.1200	500,000	-	-	500,000	Mar 31, 2007
Jul 1, 2005	US$0.1200	500,000	-	-	500,000	Mar 31, 2007
Jul 20, 2005	US$0.1200	500,000	-	-	500,000	Mar 31, 2007
Jan 16, 2006	US$0.6500	-	500,000	-	500,000	Mar 31, 2007
Mar 1, 2006	US$0.5000	-	200,000	-	200,000	Feb 28, 2008
Mar 10, 2006	US$0.1500	-	250,000	-	250,000	Mar 31, 2007
Mar 10, 2006	US$0.1500	-	495,000	-	495,000	Mar 31, 2008

		7,860,664	1,445,000	2,774,664	6,531,000

In 2001, the Canadian Institute of Chartered Accountants issued Section 3870 for Stock-based Compensations, which requires the use of fair value based method for fiscal years beginning on or after January 1, 2002, and applied to awards granted on or after the date of adoption. The Company adopted the recommendations prospectively for the fiscal year starting September 1, 2002.

SUNGOLD INTERNATIONAL HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED AUGUST 31, 2006

(A Development Stage Company)
(Presented in Canadian Dollars)

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

Since September 1, 2002, the Company granted 6,545,000 share purchase options as follows:

			Exercised
		Granted	Expired or	Exercisable	Compensation
Date of Grant	Price					Expiration date
		#	Cancelled	#
			#

Oct 11, 2002	US$0.1500	200,000	-	200,000	16,600	Oct 11, 2007
Oct 16, 2002	US$0.1500	300,000	300.000	-	24,900	Cancelled 2006
Jan 23, 2003	US$0.1100	136,000	-	136,000	8,282	Jan 15, 2008
May 27, 2003	US$0.0500	64,000	-	64,000	640	May 27, 2008
May 28,2003	US$0.0500	150,000	150,000	-	1,500	Exercised 2006

Total granted:		850,000	450,000	400,000	51,922

Outstanding Aug 31, 2003:		850,000	450,000	400,000
Options granted in fiscal 2004:		-	-	-	-
Outstanding Aug 31, 2004:		850,000	450,000	400,000
Options granted in fiscal 2005:

Apr 14, 2005	US$0.1200	1,000,000	-	1,000,000	32,597	Mar 31, 2007
May 27, 2005	US$0.1200	750,000	-	750,000	24,448	Mar 31, 2007
Jun 1, 2005	US$0.1200	500,000	-	500,000	16,307	Mar 31, 2007
Jun 1, 2005	US$0.1200	500,000	-	500,000	16,307	Mar 31, 2007
Jun 6, 2005	US$0.1200	500,000	-	500,000	16,298	Mar 31, 2007
Jul 1, 2005	US$0.1200	500,000	-	500,000	16,290	Mar 31, 2007
Jul 20, 2005	US$0.1200	500,000	-	500,000	16,288	Mar 31, 2007

Total granted:		4,250,000		4,250,000	138,535

Outstanding Aug 31, 2005:		5,100,000	450,000	4,650,000
Options granted in fiscal 2006:

Jan 16, 2006	US$0.6500	500,000	-	500,000	37,718	Mar 31, 2007
Mar 1, 2006	US$0.5000	200,000	-	200,000	8,848	Feb 28, 2008
Mar 10, 2006	US$0.1500	250,000	-	250,000	6,162	Mar 31, 2007
Mar 10, 2006	US$0.1500	495,000	-	495,000	11,402	Mar 31, 2008

Total granted:		1,445,000		1,445,000	64,130

Outstanding Aug 31, 2006:		6,545,000	450,000	6,095,000

SUNGOLD INTERNATIONAL HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED AUGUST 31, 2006

(A Development Stage Company)
(Presented in Canadian Dollars)

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

Between January 1, 2002 and August 31, 2002, the Company granted 946,764 share purchase options to directors at US$0.08 per share until Jan 4, 2007, 136,000 share purchase options to a director at US$0.08 per share until Jan 15, 2007, 400,000 share purchase options to a director at US$0.0725 per share until Jan 24, 2007, 136,000 share purchase options to a director at US$0.23 per share until March 26, 2007, and 272,000 share purchase options to a director at US$0.20 per share until May 17, 2007.

Had compensation cost of the stock based employee compensation been recorded, based upon the fair value of share options, additional compensation expense for the year ended August 31, 2002, would have been $111,430. The pro forma loss per share, assuming this additional compensation expense would have been ($0.0584). The pro forma results may be materially different than actual results realized.

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

c)	Share purchase warrants:

Date of Grant	Price	Balance August 31, 2005	Granted	Exercised	Expired / Cancelled	Balance August 31, 2006	Expiration date
May 2, 2005	US$0.150	250,000	-	-	-	250,000	May 31, 2007
May 31, 2005	US$0.050	300,000	-	-	-	300,000	May 31, 2007
May 31, 2005	US$0.050	300,000	-	-	-	300,000	May 31, 2007
May 31, 2005	US$0.050	793,260	-	-	-	793,260	May 31, 2007
May 31, 2005	US$0.150	152,500	-	152,500	-	-	Exercised
May 31, 2005	US$0.150	152,500	-	-	-	152,500	May 31, 2007
Jun 17, 2005	US$0.150	52,250	-	-	-	52,250	Jun 30, 2007
Jun 22, 2005	US$0.150	147,500	-	-	-	147,500	Jun 30, 2007
Jul 20, 2005	US$0.150	87,500	-	87,500	-	-	Exercised
Jul 27, 2005	US$0.150	50,650	-	-	-	50,650	Jul 31, 2007
Jul 30, 2005	US$0.150	51,000	-	-	-	51,000	Jul 31, 2007
Aug 5, 2005	US$0.150	51,000	-	-	-	51,000	Jul 31, 2007
Sep 20, 2005	US$0.150	-	71,500	71,500	-	-	Exercised

SUNGOLD INTERNATIONAL HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED AUGUST 31, 2006

(A Development Stage Company)
(Presented in Canadian Dollars)

c)	share purchase warrants: (continued)

Date of Grant	Price	Balance August 31, 2005	Granted	Exercised	Expired / Cancelled	Balance August 31, 2006	Expiration date
Oct 3, 2005	US$0.150	-	35,750	-	-	35,750	Sep 30, 2007
Oct 3, 2005	US$0.150	-	35,750	-	-	35,750	Sep 30, 2007
Oct 3, 2005	US$0.150	-	53,750	-	-	53,750	Oct 31, 2007
Oct 3, 2005	US$0.150	-	71,750	71,750	-	-	Exercised
Oct 11, 2005	US$0.150	-	61,000	61,000	-	-	Exercised
Oct 18, 2005	US$0.150	-	70,700	70,700	-	-	Exercised
Oct 21, 2005	US$0.150	-	106,000	106,000	-	-	Exercised
Nov 15, 2005	US$0.150	-	30,150	-	-	30,150	Nov 30, 2007
Nov 29, 2005	US$0.150	-	53,500	-	-	53,500	Nov 30, 2007
Dec 2, 2005	US$0.150	-	608,333	-	-	608,333	Nov 30, 2007
Dec 8, 2005	US$0.150	-	25,000	-	-	25,000	Dec 31, 2007
Dec 20, 2005	US$0.350	-	11,400	-	-	11,400	Dec 31, 2007
Dec 29, 2005	US$0.500	-	195,750	-	-	195,750	Dec 31, 2007
Jan 2, 2006	US$0.450	-	110,000	-	-	110,000	Dec 31, 2007
Jan 3, 2006	US$0.500	-	7,250	-	-	7,250	Jan 31, 2008
Jan 4, 2006	US$0.420	-	50,000	-	-	50,000	Dec 31, 2007
Jan 12, 2006	US$0.600	-	14,750	-	-	14,750	Jan 31, 2008
Jan 31, 2006	US$0.550	-	8,000	-	-	8,000	May 31, 2008
Apr 25, 2006	US$0.300	-	29,300	-	-	29,300	Apr 30, 2007
May 10, 2006	US$0.300	-	32,250	-	-	32,250	May 31, 2008
May 31, 2006	US$0.260	-	35,000	-	-	35,000	May 31, 2008
Jul 7, 2006	US$0.250	-	21,000	-	-	21,000	Jul 31, 2008
Aug 11, 2006	US$0.180	-	50,000	-	-	50,000	Aug 15, 2008
Aug 18, 2006	US$0.200	-	62,500	-	-	62,500	Aug 31, 2008
		2,388,160	1,850,383	620,950	-	3,617,593

d)	Contributed surplus

	2006	2005
	$	$

Contributed surplus – beginning	190,457	51,922
Addition related to stock options granted under fair values	64,130	138,535
	254,587	190,457
Reduction related to stock options exercised under fair values	-	-
Contributed surplus – ending	254,587	190,457

Note 6	CAPITAL LEASES

The Company has a lease agreement for computers accounted for as capital leases. Current payments are $640 monthly, expiring July 2008. The following is a schedule of future lease payments.

	2006	2005
	$	$
Total minimum lease payments	14,717	26,879
Less amount representing interest	(2,071)	(5,240)
Balance of obligations	12,646	21,639
Less current portion	(6,128)	(7,120)
Non-current portion	6,518	14,519

SUNGOLD INTERNATIONAL HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED AUGUST 31, 2006

(A Development Stage Company)
(Presented in Canadian Dollars)

Note 6	CAPITAL LEASES (continued)

Future annual principal payments required to retire the lease obligations are as follows:

2007	6,128
2008	6,518
12,646

Note 7	RELATED PARTY TRANSACTIONS

a)

During the year, consulting fees and salaries of $579,030 (2005 - $392,386) were paid to directors and officers of the Company and subsidiaries of the Company, of which $387,349 was paid by cash and $191,681 was paid by shares, valued at the closing price before the date of settlement. The fees are in the normal course of business and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

b)	During the year, the Company paid $18,840 to an officer for rent of office space provided (2005 – $3,435).

c)	Accounts payable include $193,464 to directors, officers and management for management and consulting services rendered (2005 – $51,751).

d)	The loans payable of $7,500 is an unsecured advance from a shareholder and has no specified interest rate or repayment terms (2005 – $12,500).

Note 8	COMMITMENTS

a)	Lease commitments

The Company is paying month to month rent for office space in Toronto at the rate of $1,570 per month, until December 31, 2006, after which the Company signed a five year lease, beginning January 1, 2007, and ending December 31, 2011, for the same office space. In addition, the Company signed a lease for additional office space, beginning September 1, 2006 for five years and four months, ending December 31, 2011.

Minimum annual lease payments for the next six years are as follows:

2007	-- $ 80,241
2008	-- $102,431
2009	-- $107,666
2010	-- $112,901
2011	-- $118,136
2012	-- $ 39,960

b)	Commitments and contingencies

The Company’s activities are subject to various governmental laws and regulations relating to horseracing, virtual horseracing, copyrights, trademarks and patents. These regulations are continually changing. The Company will require approval under all applicable laws and regulations.

SUNGOLD INTERNATIONAL HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED AUGUST 31, 2006

(A Development Stage Company)
(Presented in Canadian Dollars)

Note 9	FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash, bank indebtedness, accounts payable and accrued liabilities, loans payable, and leases payable. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial statements. The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

Note 10	INCOME TAXES AND ACCUMULATED LOSSES

The Company has accumulated non-capital losses for income tax purposes of $11,914,305 which may be carried forward and used to reduce taxable income in future years. Under present tax legislation, these losses will expire as follows:

Year	Amount
$
2007	1,273,366
2008	1,714,246
2009	2,427,247
2010	2,473,112
2014	1,188,958
2015	1,213,730
2016	1,623,646
11,914,305

The company also has accumulated capital losses from the pre-development projects written off, for income tax purposes of $3,771,802 that may be carried forward indefinitely and used to reduce capital gains in the future.

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

In assessing the realizability of future income tax assets, management considers whether it is more likely than not that some portion of all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of future tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. The amount of future tax asset considered realizable could change materially in the near term based on future taxable income during the carry forward period.

The Company’s effective income tax rate differs from the combined Canadian federal and provincial income tax rate. The difference results from the following:

	2006	2005
Combined federal and provincial tax rate	36.12%	35.62%

Income taxes at statutory rate	(586,461)	(708,445)
Adjusted for write-down of pre-development costs	-	223,781
Adjusted for stock-based compensation	23,164	49,346
Other adjustments	-	261
Permanent differences for tax and accounting income	1,778	2,726
Unrecognized deductible temporary difference	561,519	432,331
Loss for Income taxes	-	-

SUNGOLD INTERNATIONAL HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED AUGUST 31, 2006

(A Development Stage Company)
(Presented in Canadian Dollars)

Note 10	INCOME TAXES AND ACCUMULATED LOSSES (continued)

Future income tax assets and liabilities result from the differences between the carrying amount and the tax basis of the following:

	2006	2005

Tax losses carried forward	4,303,447	3,898,230
Difference in tax and accounting valuations for equipment	-	945
	4,303,447	3,899,175
Valuation allowance	(4,303,447)	(3,899,175)
Future income tax asset	-	-

Note 11	COMPARATIVE FIGURES

The comparative figures have been reclassified where applicable in order to conform to the presentation used in the current year.

Note 12	SUBSEQUENT EVENTS

Subsequent to the year end, the Company received $170,830 from the issuance of 2,559,091 private placement shares, for an average share priced of $0.067 per share.

Subsequent to the year end, the Company issued 45,780 shares for services in lieu of payments of $6,179.

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

The significant differences relate principally to the following items and the adjustments necessary to restate the loss and shareholders’ equity in accordance with US GAAP are outlined as follows:

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

Under US GAAP, all monetary asset and liability accounts are translated at the exchange rates in effect at the balance sheet dates. Income statement amounts are translated at the average rate of exchange for the year. The resulting differences are accumulated in a separate component of shareholders’ equity.

SUNGOLD INTERNATIONAL HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED AUGUST 31, 2006

(A Development Stage Company)
(Presented in Canadian Dollars)

Note 13	UNITED STATES ACCOUNTING PRINCIPLES continued)

c)	Comprehensive Income

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

d)	The following are balance sheet items under US GAAP that differ from Canadian GAAP:

	2006	2005	2004
	$	$	$

Pre-development costs	-	-	-
Share capital	26,756,426	25,789,386	24,670,304
Foreign currency adjustments	13,868	14,933	13,688
Accumulated Deficit During Development
Stage	(27,185,209)	(25,568,950)	(24,179,064)

e)	The following table summarizes the effect on Deficit of differences between CDN GAAP and US GAAP:

	2006	2005	2004
	$	$	$

Deficit - CDN GAAP	(22,190,315)	(20,618,381)	(18,629,484)
Cumulative effect of previous
years’ adjustments	(4,950,569)	(5,549,580)	(5,486,420)
	(27,140,884)	(26,167,961)	(24,115,904)
US GAAP material adjustments:
- Effect of the write-off of pre-development
costs on net loss	(45,390)	600,256	(63,112)
- Foreign currency adjustments	1,065	(1,245)	(48)
	(44,325)	599,011	(63,160)
Deficit - US GAAP	(27,185,209)	(25,568,950)	(24,179,064)

SUNGOLD INTERNATIONAL HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED AUGUST 31, 2006

(A Development Stage Company)
(Presented in Canadian Dollars)

Note 13	UNITED STATES ACCOUNTING PRINCIPLES (continued)

f)	The following table summarizes the effect on shareholders’ equity after considering the US GAAP adjustments:

			Deficit	Foreign
	Common	Additional	Accumulated	Currency	Total
	Shares	Paid-in	During	Translation	Shareholders’
	Amount	Capital	Development	Adjustments	Equity(Deficit)
			Stage
	$	$	$	$	$
Common Shares issued /net loss:
August 31, 1986
• Shares for cash	107,501	-	-	-	107,501
• Net loss under US GAAP	-	-	-	-	-
August 31, 1987	107,501	-	-	-	107,501
• Shares for cash	166,971	-	-	-	166,971
• Net loss under US GAAP	-	-	-	-	-
August 31, 1988	274,472	-	-	-	274,472
• Shares for cash	401,667	-	-	-	401,667
• Shares for property	227,000	-	-	-	227,000
• Net loss under US GAAP	-	-	(753,962)	-	(753,962)
August 31, 1989	903,139	-	(753,962)	-	149,177
• Shares for cash	622,215	-	-	-	622,215
• Shares for property	1,897,000	-	-	-	1,897,000
• Net loss under US GAAP	-	-	(575,612)	-	(575,612)
August 31, 1990	3,422,354	-	(1,329,574)	-	2,092,780
• Shares for cash	100,250	-	-	-	100,250
• Net loss under US GAAP	-	-	(350,482)	-	(350,482)
August 31, 1991	3,522,604	-	(1,680,056)	-	1,842,548
• Shares for cash	402,900	-	-	-	402,900
• Net loss under US GAAP	-	-	(1,420,584)	-	(1,420,584)
August 31, 1992	3,925,504	-	(3,100,640)	-	824,864
• Shares for cash	465,875	-	-	-	465,875
• Shares for property	150,000	-	-	-	150,000
• Net loss under US GAAP	-	-	(289,189)	-	(289,189)
August 31, 1993	4,541,379	-	(3,389,829)	-	1,151,550
• Shares for cash	576,500	-	-	-	576,500
• Net loss under US GAAP	-	-	(836,050)	-	(836,050)
August 31, 1994	5,117,879	-	(4,225,879)	-	892,000
• Shares for cash	175,000	-	-	-	175,000
• Foreign currency	-	-	-	3,448	3,448
• Net loss under US GAAP	-	-	(738,384)	-	(738,384)
August 31, 1995	5,292,879	-	(4,964,263)	3,448	332,064
• Shares for cash	255,750	-	-	-	255,750
• Foreign currency	-	-	-	3,329	3,329
• Net loss under US GAAP	-	-	(501,749)	-	(501,749)
August 31, 1996	5,548,629	-	(5,466,012)	6,777	89,394

SUNGOLD INTERNATIONAL HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED AUGUST 31, 2006

(A Development Stage Company)
(Presented in Canadian Dollars)

Note 13	UNITED STATES ACCOUNTING PRINCIPLES (continued)

f)	Summarizing the effect on shareholders’ equity after considering the US GAAP adjustments (continued):

			Deficit	Foreign
	Common	Additional	Accumulated	Currency	Total
	Shares	Paid-in	During	Translation	Shareholders’
	Amount	Capital	Development	Adjustments	Equity(Deficit)
			Stage
	$	$	$	$	$
Common Shares issued /net loss:
August 31, 1996 – Balance forward	5,548,629	-	(5,466,012)	6,777	89,394
• Shares for cash	1,250,000	-	-	-	1,250,000
• Share-based compensation	1,345,680	-	(1,345,680)	-	-
• Foreign currency	-	-	-	(1,646)	(1,646)
• Net loss under US GAAP	-	-	(1,046,798)	-	(1,046,798)
August 31, 1997	8,144,309	-	(7,858,490)	5,131	290,950
• Shares for cash	1,351,967	-	-	-	1,351,967
• Share-based compensation	2,078,946	-	(2,078,946)	-	-
• Foreign currency	-	-	-	11,140	11,140
• Net loss under US GAAP	-	-	(1,297,719)	-	(1,297,719)
August 31, 1998	11,575,222	-	(11,235,155)	16,271	356,338
• Shares for cash	1,044,358	-	-	-	1,044,358
• Share-based compensation	1,286,112	-	(1,286,112)	-	-
• Foreign currency	-	-	-	(18,372)	(18,372)
• Net loss under US GAAP	-	-	(1,300,904)	-	(1,300,904)
August 31, 1999	13,905,692	-	(13,822,171)	(2,101)	81,420
• Shares for cash	2,182,351	-	-	-	2,182,351
• Foreign currency	-	-	-	18,438	18,438
• Net loss under US GAAP	-	-	(1,956,433)	-	(1,956,433)
August 31, 2000	16,088,043	-	(15,778,604)	16,337	325,776
• Shares for cash	2,391,331	-	-	-	2,391,331
• Foreign currency	-	-	-	12,098	12,098
• Net loss under US GAAP	-	-	(2,051,962)	-	(2,051,962)
August 31, 2001	18,479,374	-	(17,830,566)	28,435	677,243
• Shares for cash	2,388,010	-	-	-	2,388,010
• Foreign currency	-	-	-	(4,526)	(4,526)
• Net loss under US GAAP	-	-	(2,472,205)	-	(2,472,205)
August 31, 2002	20,867,384	-	(20,302,771)	23,909	588,522
• Shares issuance	2,417,723	-	-	-	2,417,723
• Share-based compensation	-	51,922	-	-	51,922
• Foreign currency	-	-	-	(10,269)	(10,269)
• Net loss under US GAAP	-	-	(2,601,415)	-	(2,601,415)
August 31, 2003	23,285,107	51,922	(22,904,186)	13,640	446,483
• Shares issuance	1,385,197	-	-	-	1,385,197
• Foreign currency	-	-	-	48	48
• Net loss under US GAAP	-	-	(1,274,878)	-	(1,274,878)
August 31, 2004	24,670,304	51,922	(24,179,064)	13,688	556,850

SUNGOLD INTERNATIONAL HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED AUGUST 31, 2006

(A Development Stage Company)
(Presented in Canadian Dollars)

Note 13	UNITED STATES ACCOUNTING PRINCIPLES (continued)

f)	Summarizing the effect on shareholders’ equity after considering the US GAAP adjustments (continued):

			Deficit	Foreign
	Common	Additional	Accumulated	Currency	Total
	Shares	Paid-in	During	Translation	Shareholders’
	Amount	Capital	Development	Adjustments	Equity(Deficit)
			Stage
	$	$	$	$	$
Common Shares issued /net loss:
August 31, 2004 – Balance forward	24,670,304	51,922	(24,179,064)	13,688	556,850
• Shares issuance	1,119,082	-	-	-	1,119,082
• Share-based compensation	-	138,535	-	-	138,535
• Foreign currency	-	-	-	1,245	1,245
• Net loss under US GAAP	-	-	(1,389,886)	-	(1,389,886)
August 31, 2005	25,789,386	190,457	(25,568,950)	14,933	425,826
• Shares issuance	967,040			-	967,040
• Share-based compensation	-	64,130	-	-	64,130
• Foreign currency	-	-	-	(1,065)	(1,065)
• Net loss under US GAAP	-	-	(1,616,259)	-	(1,616,259)
August 31, 2006	26,756,426	254,587	(27,185,209)	13,868	(160,328)

g)	The following table summarizes the effect on Net Loss of differences between CDN GAAP and US GAAP:

	Cumulative
	From
	Apr 7/86 to
	Aug 31/06	2006	2005	2004
	$	$	$	$

Net loss under CDN GAAP	(22,190,315)	(1,571,934)	(1,988,897)	(1,211,718)
US GAAP material adjustments:
• Effect of the write-off of pre-
development costs on net loss	(270,288)	(45,390)	600,256	(63,112)
• Share-based compensation	(4,710,738)	-	-	-
• Foreign currency adjustments	(13,868)	1,065	(1,245)	(48)
Net loss under US GAAP	(27,185,209)	(1,616,259)	(1,389,886)	(1,274,878)

Loss per share under US GAAP		0.0131	0.0125	0.0138

Weighted average number of shares		123,834,644	111,579,338	92,239,057

SUNGOLD INTERNATIONAL HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED AUGUST 31, 2006

(A Development Stage Company)
(Presented in Canadian Dollars)

Note 13	UNITED STATES ACCOUNTING PRINCIPLES (continued)

h)	New Accounting Standards

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

In December 2004, the FASB issued FASB Interpretations (“FIN”) No. 47, “Accounting for Conditional Asset Retirement Obligations—an interpretation of FASB Statement No. 143”. The Interpretation clarifies that the term conditional asset retirement obligation as used in FASB Statement No. 143, Accounting for Asset Retirement Obligations, refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and (or) method of settlement. Thus, the timing and (or) method of settlement may be conditional on a future event. Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. The fair value of a liability for the conditional asset retirement obligation should be recognized when incurred—generally upon acquisition, construction, or development and (or) through the normal operation of the asset. Uncertainty about the timing and (or) method of settlement of a conditional asset retirement obligation should be factored into the measurement of the liability when sufficient information exists. Statement 143 acknowledges that in some cases, sufficient information may not be available to reasonably estimate the fair value of an asset retirement obligation. This Interpretation also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005. The Company does not expect that adoption of FIN 47 will have a material impact on its results from operations or financial position.

In December 2004, the FASB issued SFAS 152, “Accounting for Real Estate Time-Sharing Transactions—an amendment of FASB Statements No. 66 and 67”. The Statement amends FASB Statement No. 66, Accounting for Sales of Real Estate, to reference the financial accounting and reporting guidance for real estate time-sharing transactions that is provided in AICPA Statement of Position (SOP) 04-2, Accounting for Real Estate Time-Sharing Transactions. This Statement also amends FASB Statement No. 67, Accounting for Costs and Initial Rental Operations of Real Estate Projects, to state that the guidance for (a) incidental operations and (b) costs incurred to sell real estate projects does not apply to real estate time-sharing transactions. The accounting for those operations and costs is subject to the guidance in SOP 04-2. SFAS 152 is effective for real estate time-sharing transactions occurring in fiscal period beginning after June 15, 2005. The Company does not expect that adoption of SFAS 152 will have a material impact on its results from operations or financial position.

SUNGOLD INTERNATIONAL HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED AUGUST 31, 2006

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

In May 2005, the FASB issued Statement of Financial Accounting Standards No. 154, “Accounting changes and Error Corrections – a replacement of APB Opinion No. 20 and FASB Statement No. 3” (SFAS 154”) which replaces APB Opinion No. 20, “Accounting Changes” and FASB 3 “Reporting Accounting Changes in Interim Financial Statement”, and changes the requirements for the accounting for and reporting of a change in accounting principle. This Statement applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transaction provisions, those provisions should be followed. SFAS 154 requires to report all voluntary changes in accounting principle via retrospective application, unless impracticable, enhances the consistency of financial information between periods. SFAS 154 shall be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Early adoption is permitted for accounting changes and corrections of errors made in fiscal years beginning after the date that SFAS 154 was issued.

In July 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes. This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The Interpretation is effective for fiscal years beginning after December 15, 2006. While our analysis of the impact this Interpretation is not yet complete, we do not anticipate it will have a material impact on our retained earnings at the time of adoption.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements, (“FAS 157”). This Standard defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The adoption of FAS 157 is not expected to have a material impact on our financial position, results of operations or cash flows.

SUNGOLD INTERNATIONAL HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED AUGUST 31, 2006

(A Development Stage Company)
(Presented in Canadian Dollars)

Note 13	UNITED STATES ACCOUNTING PRINCIPLES (continued)

h)	New Accounting Standards (continued)

The FASB also issued in September 2006 Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statement No. 87, 88, 106 and 132(R), (“FAS 158”). This Standard requires recognition of the funded status of a benefit plan in the statement of financial position. The Standard also requires recognition in other comprehensive income of certain gains and losses that arise during the period but are deferred under pension accounting rules, and modifies the timing of reporting and adds certain disclosures. FAS 158 provides recognition and disclosure elements to be effective as of the end of the fiscal year after December 15, 2006 and measurement elements to be effective for fiscal years ending after December 15, 2008. At December 30, 2006, we have reported approximately $6 million of deferred pension losses in accumulated other comprehensive income as a result of this new pronouncement. We do not expect the remaining elements of this Statement to have a material impact on our financial condition, results of operations or cash flows when adopted.

Canadian Standards

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

In March 2005, the CICA issued EIC-152 “Mining Assets – Impairment and Business Combination”, which provides guidance on an issue when testing mining assets for impairment under CICA 3063, some mining entities exclude estimated cash flows associated with the economic value of a mining asset beyond that asset’s proven and probable reserves, and those estimated cash flows may also exclude the effects of anticipated fluctuations in the future market price of minerals over the period of cash flows. EIC–152 should be applied for financial years beginning on or after March 16, 2005. As the Company is a pre-operating stage entity and capitalized deferred exploration cost under AcG-11, the Company does not expect that adoption of EIC-152 will have a material impact on its results from operations or financial position.

In April 2005, the CICA issued EIC-154 “Accounting for Pre-Existing Relationships Between the Parties of a Business Combination”. EIC-154 addresses whether a business combination between two parties that have a pre-existing relationship should be evaluated to determine if a settlement of a pre-existing relationship exists, thus requiring the acquirer to account for the settlement separately from the business combination. EIC-154 shall be effective for a component of an enterprise that is either disposed of or classified as held for sale in fiscal years beginning after April 22, 2005. The Company does not expect that adoption of EIC-154 will have a material impact on its results from operations or financial position.

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

FOR THE YEAR ENDED AUGUST 31, 2006

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

In April 2005, the CICA issued new Section 3855 “Financial instruments – recognition and measurement”, the new section establishes standards for recognizing and measuring financial assets, financial liabilities and non- financial derivatives. The main features of Section 3855 are classified financial assets as held for trading, held to maturity, loans and receivables, or available for sales and their measurement. Section 3855 should be applied for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006.

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

In May 2005, the CICA issued Accounting Guideline (“AcG”) - 19 “Disclosure by entities subject to rate regulation”. The guideline presents the views of the Accounting Standard Board on certain aspects of the disclosure and presentation of information in the financial statements of entities providing services or products for which customer rates are established, or subject to approval, by a regulator or a governing body empowered by status or contract to set rate. The Company does not expect that adoption of AcG-19 will have a material impact on its results from operations or financial position.

In June 2005, the CICA released new Handbook Section 3831, Non-monetary Transactions, effective for fiscal periods beginning on or after January 1, 2006. This standard requires all non-monetary transactions to be measured at fair value unless they meet one of four very specific criteria. Commercial substance replaces culmination of the earnings process as the test for fair value measurement. A transaction has commercial substance if it causes an identifiable and measurable change in the economic circumstances of the entity. The Company is currently evaluating the impact of this standard on its financial statements.

(b)	Exhibits

Exhibit Number	Description
1.1	Certificate of Incorporation for 307198 B.C. Ltd. dated April 7, 1986.(1)
1.2	Certificate for 307198 B.C. Ltd. changing name to Fircrest Resources Ltd. dated July 2, 1986.(1)
1.3	Certificate for Fircrest Resources Ltd. changing name to NTC Capital Corporation dated October 30, 1991. (1)
1.4	Certificate of Change of Name for NTC Capital Corporation changing name to Sungold Gaming Inc. dated March 1, 1994.(1)
1.5	Certificate of Change of Name for Sungold Gaming Inc. changing name to Sungold Gaming International Ltd. dated May 26, 1997.(1)
1.6	Altered Memorandum of the Corporation dated February 22, 2002, effective June 13, 2002, amending share capital.(3)
1.7	Articles of Continuance.(4)
1.8	Bylaw No. 1 of the Corporation.(4)
4.1	Consulting Agreement between Sungold Gaming International Ltd. and Kim N. Hart dated May 1, 1998.(1)
4.2	Consulting Agreement between Sungold Gaming International Ltd. and Anne Kennedy dated July 1, 1998.(1)
4.3	Consulting Agreement between Horsepower Network.com Inc. and Kim N. Hart dated May 1, 2000.(4)
4.4	Agreement dated May 2, 2001 between the Corporation and SafeSpending Services Inc.(2)
4.5	Agreement dated May 2, 2001 between the Corporation and Jerome Nootebos.(2)
4.6	Consulting Agreement between Horsepower Broadcasting Network (HBN) International Ltd. and Larry Simpson dated October 11, 2002.(3)
4.7	Amendment to Consulting Agreement dated January 2, 2003, between the Corporation and Kim N. Hart. (3)
4.8	Amendment to Consulting Agreement dated January 2, 2003, between the Corporation and Anne Kennedy.(3)
4.9	Letter of Intent-Extension between TAC International Investments LLC and the Corporation dated September 30, 2003.(4)
4.10	Amendment to Consulting Agreement dated October 1, 2003, between the Corporation and Anne Kennedy.(1)
4.11	Amendment to Consulting Agreement dated October 1, 2003, between the Corporation and Kim N. Hart.(1)
4.12	Amendment to Consulting Agreement dated January 2, 2004, between the Corporation and Anne Kennedy.(4)
4.13	Amendment to Consulting Agreement dated January 2, 2004, between the Corporation and Kim N. Hart.(4)
4.14	Amendment to Consulting Agreement dated January 2, 2004, between Horsepower Broadcasting Network (HBN) International Ltd. and Kim N. Hart.(4)
4.15	Business Services Agreement dated January 18, 2005, between Sungold International Holdings Corp. and Hart Ventures. (5)
4.16	Option Agreement dated March, 2004 between the Corporation and A.C. Gilmore & Sons (Farms) Ltd. (5)
4.17	Consulting Agreement dated June 28, 2004 between the Corporation and T-SWAT Consulting Ltd. (5)
4.18	License Agreement dated May 12, 2004 between Truro Raceway and Horsepower Broadcasting Network (HBN) International Ltd. (5)
4.19	License Agreement dated August 13, 2004 between Inverness Raceway and Horsepower Broadcasting Network (HBN) International Ltd. (5)
4.20	License Agreement dated April 2, 2004 between Manitoba Jockey Club dba as Assinboia Downs and Horsepower Broadcasting Network (HBN) International Ltd. (5)
4.21	License Agreement dated March 8, 2004 between Pompano Park Racing and Horsepower Broadcasting Network (HBN) International Ltd. (5)
4.22	License Agreement dated September 28, 2004 between Fredericton Exhibition Limited and Horsepower Broadcasting Network (HBN) International Ltd. (5)
4.23	License Agreement dated November 15, 2004 between Flagler Greyhound Track and Horsepower Broadcasting Network (HBN) International Ltd. (5)
4.24	License Agreement dated November 24, 2004 between Buffalo Trotting Association and Horsepower Broadcasting Network (HBN) International Ltd. (5)

Exhibit Number	Description
4.25	Letter of Intent-Extension between TAC International Investments LLC and the Corporation dated July 30, 2004. (5)
4.26	Agency Agreement dated July 15, 2005 between the Corporation, Horsepower Broadcasting Network (HBN) International Ltd. and The Web Gaming Consultants (6)
4.27	Management Services Agreement dated June 1, 2005 between the Corporation, Horsepower Broadcasting Network (HBN) International Ltd. and Nick DeSante (6)
4.28	Management Services Agreement dated June 6, 2005 between the Corporation, Horsepower Broadcasting Network (HBN) International Ltd., Jeff Grant and T-Swat Consulting (6)
4.29	Management Services Agreement dated July 12, 2005 between the Corporation, Horsepower Broadcasting Network (HBN) International Ltd. and Paul T. Coulter (6)
4.30	Management Services Agreement dated November 14, 2005 between the Corporation, Horsepower Broadcasting Network (HBN) International Ltd. and Patrick Kearns (6)
4.31	Agreement between the Corporation and Cynthia DeMonte Associates Ltd. dated July 7, 2005 (6)
4.32	Employment Agreement dated June 1, 2005 between the Corporation, Horsepower Broadcasting Network (HBN) International Ltd. and Larry Simpson (6)
4.33	Employment Agreement dated January 16, 2006 between the Corporation, Racing Unified Network (R.U.N.), and Richard Henley (6)
4.34	Employment Agreement dated July 1, 2005 between the Corporation, Safespending Inc., and Troy Griffin (6)
4.35	Management Services Agreement dated May 27, 2005 between the Corporation, Horsepower Broadcasting Network (HBN) International Ltd. and Tony Currie (6)
4.36	Letter of Intent dated July 15, 2005 between Traxco and the Corporation (6)
4.37	Management Services Agreement dated April 14, 2005 between the Corporation and T. Keith Blackwell (6)
4.38	Amendment to Management Services Agreement between the Corporation and T. Keith Blackwell dated February 7, 2006 (6)
4.39	Management Services Agreement dated January 16, 2006 between the Corporation, Horsepower Broadcasting Network (HBN) International Ltd. and Scott Rowe (6)
4.40	Consulting Agreement dated January 29, 2007 between the Corporation and Todd Stinson
6	See Note 13 to the Corporation’s consolidated financial statements included in Item 19 of this Form 20-F for information on how earnings per share information was calculated.
8	List of significant subsidiaries. (6)
11.1	Code of Ethics (6)
12.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes- Oxley Act of 2002.
13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(1)	Previously filed as an exhibit to the Corporation’s Registration Statement on Form 20-F filed on February 20, 2002.
(2)	Previously filed as an exhibit to the Corporation’s Annual Report on Form 20-F filed on February 28, 2002.
(3)	Previously filed as an exhibit to the Corporation’s Annual Report on Form 20-F filed on March 17, 2003.
(4)	Previously filed as an exhibit to the Corporation’s Annual Report on Form 20-F filed March 19, 2004.
(5)	Previously filed as an exhibit to the Corporation’s Annual Report on Form 20-F filed March 5, 2005.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

SUNGOLD INTERNATIONAL HOLDINGS CORP.

Date: March 15, 2007	By:	/s/ T. Keith Blackwell

T. Keith Blackwell
Chief Executive Officer and
Chief Financial Officer