Form 20-F
period 2007-08-31
SUNGOLD INTERNATIONAL HOLDINGS CORP
filed 2008-04-18
CIK 1073674

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

[    ]     REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ X ]     ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED AUGUST 31, 2007

OR

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______to ______

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
COMMON SHARES: 136,926,215

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No

Indicate by check mark which financial statement item the Registrant has elected to follow. Item 17 X Item 18

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

The following table presents selected consolidated financial data of the Corporation for the fiscal years 2003, 2004, 2005, 2006 and 2007. You should read this information in conjunction with the financial statements included elsewhere in this annual report. The Corporation’s 2007 financial statements have been audited by MSCM LLP, the Corporation’s independent accountants. The Corporation’s 2006 financial statements were audited by Mintz & Partners LLP, and the prior years were audited by Loewen, Stronach & Co., Chartered Accountants. The financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”). Note 16 to the Corporation’s financial statements provides a description of the principal differences between Canadian GAAP and United States Generally Accepted Accounting Principles (“US GAAP”), as they relate to the Corporation, and a reconciliation to US GAAP of the Corporation’s net income and stockholders’ equity.

All information provided in the Summary of Financial Information below is in Canadian dollars and has been compiled according to Canadian GAAP and reconciled with U.S. GAAP at Note 16 to the Financial Statements.

	2007	2006	2005	2004	2003
	(Cdn$)	(Cdn$)	(Cdn$)	(Cdn$)	(Cdn$)
OPERATING DATA:
Revenue(1)	-	-	-	-	-
General And
Administrative Expenses(1)	1,568,428	1,571,934	1,988,897	1,211,718	2,600,538
Net (Loss) from Operations
- Canadian GAAP	(1,568,428)	(1,571,934)	(1,988,897)	(1,211,718)	(4,617,958)
- US GAAP	(1,568,428)	(1,616,259)	(1,389,886)	(1,274,878)	(2,601,415)
Net (Loss) Per Share(2)
- Canadian GAAP	(0.01)	(0.01)	(0.02)	(0.01)	(0.07)
- US GAAP	(0.01)	(0.01)	(0.01)	(0.01)	(0.04)
Working Capital (Deficiency)	(953,222)	(637,586)	(187,667)	34,395	(157,799)
Total Assets
- Canadian GAAP	814,859	772,557	928,938	1,592,034	1,418,406

	2007	2006	2005	2004	2003
	(Cdn$)	(Cdn$)	(Cdn$)	(Cdn$)	(Cdn$)
- US GAAP	544,571	502,269	704,040	766,880	656,364
Total Liabilities	991,935	662,597	278,214	210,030	209,881
Shareholders Equity
- Canadian GAAP	(177,076)	109,960	650,724	1,382,004	1,208,525
- US GAAP	(447,364)	(160,328)	425,826	556,850	446,483
Long-Term Obligations	-	6,518	14,519	-	17,253
Capital Stock (number of shares)	136,926,215	126,375,535	119,607,800	103,364,740	79,871,209
Dividends Declared Per Share	-	-	-	-	-

(1)

Immaterial revenue received in prior years from the Horsepower® game (2003 - $1,317) and foreign exchange gains (losses) have been reclassified from revenue to form part of the general and administrative expenses.

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

Year Ended	Average(1) (US$)	High (US$)	Low (US$)	Period End (US$)
August 31, 2003	0.6790	0.7495	0.6273	0.7220
August 31, 2004	0.7522	0.7879	0.7159	0.7595
August 31, 2005	0.8163	0.8411	0.7912	0.8411
August 31, 2006	0.8720	0.9100	0.8361	0.9037
August 31, 2007	0.8963	0.9641	0.8437	0.9470

Month	Average(2) (US$)	High (US$)	Low (US$)	Period End (US$)
August 2007	0.9413	0.9527	0.9299	0.9470
September 2007	0.9762	1.0041	0.9482	1.0041
October 2007	1.0264	1.0531	0.9998	1.0531
November 2007	1.0450	1.0908	0.9993	0.9993
December 2007	1.0005	1.0221	0.9789	1.0120
January 2008	0.9905	1.0096	0.9714	0.9982
February 2008	1.0053	1.0291	0.9815	1.0208
March 2008	0.9947	1.0162	0.9732	0.9732

Notes:
(1)	The average of the noon buying rates on the last business day of each month during the period.
(2)	The average of the lowest and the highest noon buying rates during the month.

The noon rate of exchange on April 14, 2008 as reported by the United States Federal Reserve Bank of New York for the conversion of Canadian dollars into United States dollars was $0.9797 ($1.00 = US$1.0207) .

B.	CAPITALIZATION AND INDEBTEDNESS

Not Applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not Applicable.

D.	RISK FACTORS

Certain risks are associated with the Corporation’s business including the following:

The Securities of the Corporation are Highly Speculative

In evaluating the Corporation, it is important to consider that the Corporation is in the development stage of its operations consisting of a live race lottery event, a virtual race lottery event, a pari-mutuel, virtual horseracing game, publishing ThoroughbredStyle magazine, and the development of an Internet payment system.. A prospective investor or other person reviewing the Corporation should not consider an investment unless the investor is capable of sustaining an economic loss of the entire investment. All costs have been funded through equity.

Limited History of Operations

The Corporation has a limited history of operations. The Corporation is working on developing and introducing its principle products, the Horsepower Live and Virtual World Pool Lottery products. These products are currently unfinished and untested. The Corporation does not expect to receive any revenues from these operations until the projects begin operations in a commercially profitable manner. Investors should be aware of the delays, expenses and difficulties encountered in an enterprise in this stage, many of which may be beyond the Corporation’s or its affiliates’ control, including, but not limited to, the regulatory environment in which the Corporation expects to operate, problems related to regulatory compliance costs and delay, marketing difficulties and costs that may exceed current estimates. There can be no assurance that the Corporation or its affiliates will be able to implement their business strategies and successfully develop any of the planned development projects or complete their projects according to specifications in a timely manner or on a profitable basis. The Corporation will require additional financing to carry out its business plan and, if financing is unavailable for any reason, the Corporation may be unable to carry out its business plan.

Governmental Regulations; Uncertainty of Obtaining Licenses

Lottery and pari-mutuel operations are subject to federal, state or provincial and local regulations. Federal, state or provincial and the applicable local authorities will require various licenses, permits and approvals. The local and federal authorities may, among other things, revoke a business license, or the license of any individual or registered entity. Business and gaming licenses and related approvals are generally deemed to be privileges under the law and no assurances can be given that any licenses, permits or approvals that may be required will be given or that existing ones will not be revoked. In particular, the Corporation’s Horsepower® World Pool lottery systems and operations will require various approvals from the applicable authorities, and this approval process can be time consuming and costly with no assurance of success. Moreover, all of the Corporation’s projects are subject to risks from political and economic uncertainty, which are beyond the control of the Corporation. The application processes for securing business licenses are complex and time consuming.

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

Need for Additional Financing to Fund Current Commitments

The Corporation requires further financing to continue its daily operations and to fund ongoing project development. The Corporation anticipates it will need to raise approximately US $625,000 to meet its current operating budget for the fiscal year ending August 31, 2008. The Corporation has not yet secured all of this required financing, but management is confident in the processes underway and believes it will meet its operating budget requirements through August 31, 2008. If additional financing is not available at all or on acceptable terms, the Corporation may have to substantially reduce or cease its operations.

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

The Corporation’s Audited Financial Statements Contain a Note about the Corporation’s Ability to Continue as a Going Concern

The Corporation’s financial statements have been prepared on the basis of accounting principles applicable to a going concern. As of August 31, 2007, the Corporation had an accumulated deficit of $23,758,743, which, if prepared under US GAAP, would have an accumulated deficit of $28,739,769 as at August 31, 2007. The Corporation’s ability to continue as a going concern and the recoverability of the amounts shown for predevelopment costs is primarily dependant on the ability of the Corporation to operate its principle products, the Horsepower 8 World Pool Lottery, the Horsepower® World Pool, and to a lessor extent, the Advance Deposit Wagering, together with publishing ThoroughbredStyle magazine, marketing the SportsPageTV system, and or develop the SafeSpending™ system profitably in the future. The Corporation plans to meet anticipated financing needs in connection with its obligations by the exercise of stock options, share purchase warrants and through private placements, public offerings or joint venture participation by others. Failure to continue as a going concern would require a restatement of assets and liabilities on a liquidation basis, which would differ materially from the going concern basis on which the Corporation’s financial statements were prepared. Under U.S. GAAP, the auditor’s report on the consolidated financial statements contains an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on a company’s ability to continue as a going concern such as those described in Note 1 to the Corporation’s audited financial statements.

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

History and Development of the Corporation

The Corporation is a development stage company focused on the development of a live race lottery event, a virtual race lottery event, a pari-mutuel, virtual horseracing game, publishing the ThoroughbredStyle magazine, and the development of an Internet payment system. From 1988 to 1993, the Corporation was engaged in the mineral exploration business. Beginning in 1993, the Corporation decided to refocus its principal business and concentrate its resources on developing the above projects and two others which have since been abandoned.

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

During fiscal 2005, the Corporation’s wholly owned subsidiary Horsepower Broadcasting Network (HBN) International Ltd. (“HBN”) entered into five year non-exclusive and non-transferable license agreements for the use of HBN’s Horsepower® pari-mutuel wagering-based virtual horse racing game and certain maintenance and support services in relation to the operation and installation of the Horsepower® system, with the following licensees the (“Licensees”), bringing the total track and off-track affiliates to approximately 40:

(a)	Fredericton Exhibition Limited, the license agreement was entered into in September, 2004.
(b)	Buffalo Trotting Association, the license agreement was entered into in November, 2004.
(c)	Flagler Greyhound Track, the license agreement was entered into in November, 2004.

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

During fiscal 2006, the Corporation continued its marketing efforts in North America and abroad. In this regard, Corporation representatives attended the Symposium on Racing and Gaming at the University of Tucson in December 2005, the annual Harness Tracks of America meeting in February 2006 in Las Vegas, and the Association of Racing Commissioners International Inc. annual meeting in New Mexico in March 2006. The Corporation has been widening its sphere of influential contacts including race track owners, racing commissioners, lobbyists and strategic business partners. The Corporation introduced a concept it called the “Regional HUB”. This idea is to select a significant race track in a particular geographic area and invite them to work with the Corporation in recruiting other tracks in their territory and present a unified lobby to the appropriate legislative process for approving the product.

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

The Corporation’s subsidiary, Racing Unified Network (R.U.N.) Inc. developed and began to implement a plan for marketing print media for a consortium of publications with a combined circulation thought to be large enough to appeal to national advertisers. Press releases in June and July announced a total of seven contracts with publishers. This project provides the opportunity to generate commission income from advertising sales, and the opportunity to develop relationships with advertisers the Corporation wants to recruit for video advertising during the 45 second intervals between Horsepower® World Pool races.

Administrative changes made during the 2006 fiscal year included designating the Toronto address as the official Head Office of the Corporation, and adding John McDermott, through his company, McDerMedia Inc., to the Investor Relations team. Subsequent to the year end, Nicholas DeSante assumed the position of President of SafeSpending Inc., replacing Troy Griffin, who resigned.

Recent Corporate Developments

The Corporation announced on December 21, 2006 that Racing Unified Network (R.U.N.) Inc. signed a Letter of Intent with SportsPageTV, a division of BeepMe Las Vegas Inc., a Nevada-based company that offers up-to-the-minute sports scores and odds using secure Internet technology. The letter of intent assigns Racing Unified Network the right to place the Scoreboard Sports Ticker system into any facilities in Canada, such as sports bars, restaurants, hotels, and racetracks and casinos in North America. RUN also has the right to sell the advertising time to all new facilities. The letter of intent was confirmed in a formal agreement on February 14, 2007.

The Corporation has been watching developments in the United States resulting from the Unlawful Internet Gambling and Enforcement Act passed in October of 2006. The Corporation anticipated that there would be opportunities for the Horsepower® game to participate in the evolution of gaming in the U.S. as states develop their own policies within the Unlawful Internet Gambling and Enforcement Act, and on January 29, 2007, the Corporation published a press release announcing that it acquired an exclusive license on intellectual property currently under patent application for the first ever lottery to be determined by the results of actual live racing events, such as horse racing or car racing. To be launched as Horsepower 8 World Pool Lottery, the license grants Sungold® the rights to a suite of lottery games that will include live horse racing at participating racetracks. In general the patent covers live and virtual horse, dog and auto races across North America.

At the same time, the Corporation announced the appointment of experienced Thoroughbred breeder and owner, Todd Stinson, as Sungold’s Racing Industry Consultant and that the Corporation will be directing a portion of the takeout on the Horsepower® World Pool Lottery games to recognized North American Horsemen’s Associations for direct purse enhancements for horsemen.

On February 14, 2007, the Corporation announced that Michael Cichy agreed to act in the capacity of the Corporation’s newly created position of Regulatory Affairs and Simulcast consultant. Mr. Cichy is very experienced in simulcast technology and off-track wagering, and in racing and wagering legislation, having written wagering rules for racing and gaming commissions and testifying at various legislative committees. This is especially appropriate for the Horsepower® World Pool Lottery project. On October 16, 2007, Mr. Cichy became Vice-President, Regulatory and Simulcast Affairs.

On June 20, 2007, the Corporation announced that it had signed a Letter of Intent with the Chippewa Indians’ Sky Dancer Casino in Belcourt, North Dakota, initiating a joint venture agreement to market and launch the Corporation’s proprietary Horsepower 8 World Pool Lottery on the Internet. On October 2, 2007 the Corporation announced that it had signed a three year agreement with the Turtle Mountain Band of Chippewa Indians in Belcourt, North Dakota, to market and launch in partnership, the Horsepower 8 World Pool Lottery on the Internet.

The Horsepower 8 World Pool Lottery is an Internet based lottery that will take place both days of every weekend, and will be based on the results of live horse races. Horsepower 8 World Pool Lottery will offer players the opportunity to select the first place finisher in each of eight live horse races held at as many as eight different racetracks from anywhere in North America. If there is no grand prizewinner there will be a carryover to the next race date. It is expected that carryover pools will build to life changing payouts on a regular basis. The Horsepower 8 World Pool Lottery will also reward lottery players with supplementary payouts on every event for picking five, six and seven correct.

On February 21, 2008, Sungold International Holdings Corp. announced that a Letter of Intent was signed with Beachfront Enterprises LLC, a California company, to host the Horsepower 8 World Pool Lottery online site for International wagering.

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

The Corporation is currently exploring the capital market to source sufficient financing for completing its projects. From now until the Horsepower® products are launched, the Corporation has budgeted a requirement of $1,500,000 for the associated costs, including marketing. There are not yet any such funding commitments in place but the Corporation and financing consultants are currently working on obtaining additional financing.

The Corporation does not have any principal capital expenditures currently in progress. Planned capital expenditures for the future include:

  The Horsepower® based lottery systems, source codes, patent, trademarks and worldwide license;

  The rights, title and all intellectual property rights to the SafeSpending™ anonymous internet payment system;

  Certain computer hardware and software for scaleable operation of multi-user wagering systems; and

  Investment in research and development related to on-line wagering systems and online payment processing systems.

The Corporation intends to continue to finance its operations through the issuance of equity and debt financing and through revenues from Horsepower® World Pool Lottery systems.

During the three year period ended August 31, 2007, the Corporation financed its operations by selling 33,561,474 in equity securities either for cash or in settlement of debt. In the same three year period, the Corporation spent $234,236 in acquisition of capital assets, and $51,386 in pre-development costs for a total of $285,622 spent on development expenditures related to its entertainment projects. See “Business Overview” below.

B.	BUSINESS OVERVIEW

The Corporation and its wholly owned subsidiaries, Horsepower Broadcasting Network (HBN) International Ltd., a company incorporated under the laws of Canada, Racing Unified Network (R.U.N.) Inc. a company incorporated under the laws of Canada, and SafeSpending Inc., a company incorporated under the laws of Arizona, Silks Corporation a company recently incorporated under the laws of Nevada and Silks Media Corporation, a 38 percent owned company, also incorporated under the laws of Nevada, are in the business of developing and operating a live race lottery event, a virtual race lottery event, a pari-mutuel, virtual horseracing game, publishing the ThoroughbredStyle magazine, and the development of an Internet payment system, and to a lessor extent, developing advertising revenues associated with the virtual horse racing system, the print and electronic media magazine program and the SportsPage TV project.

1.	HORSEPOWER BROADCASTING NETWORK (HBN) INTERNATIONAL LTD.

Horsepower Broadcasting Network (HBN) International Ltd (“HBN”) controls the international rights, title and interest in the Horsepower® World Pool, random, virtual horserace internet based wagering system. Horsepower® is a computer generated horse racing jackpot system, which is viewed in real time worldwide. The Horsepower® World Pool Wagering System (“Horsepower®”) was originally designed to operate through licensed, pari-mutuel racetrack locations. Recently, because of the acquisition of the Horsepower 8 World Pool Lottery concept, the Corporation decided to apply the design to the internet, betting shops and lotteries. Players can win small prizes or multimillion-dollar payoffs from a $1 base wager.

The Corporation owns the exclusive perpetual right and license to market its Horsepower® proprietary system, commercial sponsorships, advertising and other promotional materials in connection with the use of the technology. This includes the rights to all intellectual property including copyrights, patents and trademarks.

The Horsepower 8 World Pool Lottery is an Internet based lottery that will take place both days of every weekend, and will be based on the results of live horse races. If there is no grand prizewinner there will be a carryover to the next race date. The Horsepower 8 World Pool Lottery will also reward lottery players with supplementary payouts on every event for picking five, six and seven correct.

2.	SILKS MEDIA CORPORATION - THOROUGHBREDSTYLE MAGAZINE

As previously reported, in March of 2007, the Corporation announced the purchase of the complete assets of ThoroughbredStyle Magazine and website from Thoroughbred Capital 2006 LLC on behalf of Silks Media Corporation, a company which it incorporated in Nevada in exchange for the initial share capital. A similar number of initial shares are committed to the operations management team for their participation.

Silks Media Corporation publishes ThoroughbredStyle Magazine. The first ‘Collector’s Edition’ was published in August, boasting an original cover by Peb, the renowned cartoonist, and issues have since been published in October and December, also with original art on the cover, a tradition for the Magazine. The fourth issue will be distributed this month. Each issue includes lively human-interest stories about Thoroughbred racing, the horses, the people and their Thoroughbred lifestyle.

ThoroughbredStyle Magazine was ranked in the top thirty new magazine launches for 2006 out of seven hundred and thirty new launches reviewed.

3.	SILKS CORPORATION

On February 25, 2008 Sungold International Holdings Corp. announced that it incorporated Silks Corporation in the state of Nevada in February for the purpose of operating the 'Racing The World' Internet simulcast wagering site once the Advance Deposit Wagering (ADW) License is acquired.

Under Silks Corporation, the ThoroughbredStyle Magazine website will integrate with racingtheworld.com to provide a seamless opportunity for subscribers, as well as others around the world, to view and wager on live North American horse racing.

At the same time Sungold International Holdings Corp. announced a stock distribution to shareholders of Sungold International Holdings Corp. of one Silks Corporation share for each ten Sungold International Holdings Corp. shares owned as of the record date, which is February 29, 2008. This share structuring will make Silks Corporation an independent company with the same shareholders as Sungold International Holdings Corp. Silks Corporation will be registered as a public company, initially on the NASDAQ OTCBB.

4.	RACING UNIFIED NETWORK (R.U.N.) INC.

Racing Unified Network (R.U.N.) Inc. (“RUN”) was incorporated to sell and arrange the advertising opportunities associated with the Horsepower® game. The advertising consists of video commercials which are to be broadcast between the Horsepower® races, and background billboard space in the race graphics. During fiscal 2007, the print and electronic media advertising project was announced and launched, followed by the SportsPage TV project which was contracted and announced.

In the second quarter, the Corporation announced that Racing Unified Network (R.U.N.) Inc. (“RUN”) signed a sales and marketing agreement with SportsPageTV, a Nevada-based company that offers up-to-the-minute sports scores and odds, and advertising spots, using secure Internet technology, and in March 2007, the Corporation announced an agreement with Ambassador Sales & Service LLC in Florida to market the SportsPageTV infrastructure and sell the place-based advertising to parts of the United States.

The Corporation began recruiting a sales team and marketing the product to establishments, primarily in the food and beverage industry. Results have been slower than anticipated thus far, and the Corporation continues to reassess and adjust its sales approach in efforts to find the right elements.

5.	SAFESPENDING INC.

In May 2001, Sungold® acquired the entire world wide right, title and interest to the internet payment system technology of SafeSpending Services Inc., (“SafeSpending”). The SafeSpending™ internet payment system is a prepaid anonymous cash spending system that uses a unique and personalized PIN number which can be used to make purchases online from merchants and individuals.

The acquisition agreement includes all copyrights, trademarks, source codes and intellectual property. Under the terms of the agreement the Corporation has agreed to pay a royalty of 7.5% of net revenue relating to the technology upon the Corporation or its subsidiary, Horsepower Broadcasting Network Inc., receiving $1,000,000 in net revenue from operation, sales or license of the technology. A patent is pending for the anonymous cash payment system in 105 countries.

All of the Corporation’s projects are still in the development stage and currently produce no revenues. There can be no assurance that the Corporation will successfully develop all of the Projects currently under development or that such projects, if developed, will generate any revenues or profits from operations.

The Corporation anticipates it will need to raise approximately $625,000 during the fiscal year ending August 31, 2008, to meet its minimum projected expenditures for such period. See “Description of Business - Plan of Operation.” There can be no assurance that the Corporation will successfully obtain such financing on acceptable terms.

Principal Markets

The Corporation’s principal markets for the Horsepower® World Pool Lottery products include all areas where internet wagering is legal. The Corporation’s principal market for the multi-media advertising will follow the Lottery products and ThoroughbredStyle Magazine distribution.

Seasonality and Raw Material Availability

The Corporation’s business is not seasonal nor does the Corporation require any raw materials to conduct its business.

Marketing Channels

The Corporation’s marketing channels for the Horsepower® World Pool Lottery products are the world-wide internet and licensed world-wide pari-mutuel facilities such as betting shops.

PLAN OF OPERATION

Below is a summary of the Corporation’s Plan of Operation and operating budget for each of the Corporation’s projects and for administration and marketing for the fiscal year ending August 31, 2008.

Horsepower® Project

During the fiscal year ending August 31, 2008, the Corporation anticipates that its plan of operation related to the Horsepower® internet wagering systems will consist of, among other things, (i) preparing the Horsepower® Lottery systems for introduction as a United States Lottery result, available on the internet world-wide; and (ii) development of an advertising network integrated with the Horsepower® system creating awareness of the Lottery and the Corporation.

Racing Unified Network (R.U.N.) Inc. Project

During the fiscal year ending August 31, 2008, the corporation has been focused on the advertising program for ThoroughbredStyle Magazine.

SafeSpending™ Project

During the fiscal year ending August 31, 2008, the Corporation expects to be too involved with the Lottery launches to begin software development of the internet prepayment system.

Set forth below is the Corporation’s anticipated operating and development budget for the Horsepower® pari-mutuel wagering system, Racing Unified Network, SportsPage TV, and the SafeSpending™ system for the fiscal year ending August 31, 2008.

Horsepower® Lottery Systems
Development Expenses	CDN$
Launch expenses	500,000
Software Development	175,000
Hardware Systems	100,000
System Management	100,000
Total Horsepower® System:	$875,000
Racing Unified Network (R.U.N.) Inc.
Operating Expenses	CDN$
Salaries	60,000
Travel	20,000
Total Racing Unified Network:	$80,000

Set forth below are the Corporation’s estimated operating budgets for administrative expenses for the fiscal year ending August 31, 2008:

Administration Expenses	CDN$
Office/Telephone/Supplies	50,000
Office Rent/Services	150,000
Legal/Audit/Trust Corporation	100,000
Management/Consulting Fees	650,000
Investor Relations	100,000
Travel/Entertainment	65,000
Contingency	50,000
Total Administration Expenses	1,165,000

TOTAL OPERATING AND DEVELOPMENT BUDGET:	$2,120,000

The Corporation’s total operating and development budget for the fiscal year ending August 31, 2008, is estimated to be approximately $2,120,000. There can be no assurance that the Corporation’s actual expenditures for the fiscal year ending August 31, 2008, will not exceed the Corporation’s estimated budgets. Actual expenditures will depend on a number of factors, some of which are beyond the control of the Corporation, including, among other things, reliability of the assumptions of management in estimating cost and timing, certain economic and political factors, the time expended by consultants and professionals and fees associated with applications related to the Corporation’s projects. If the actual expenditures for such costs exceed the estimated costs or if events occur that require additional expenditures, the Corporation will be required to raise additional financing or to defer certain expenditures to meet other obligations. The failure to meet certain expenditures may cause the Corporation to default on material obligations and such default may have a material adverse effect on the Corporation’s business and results of operations.

C.	ORGANIZATIONAL STRUCTURE

The Corporation has three wholly owned subsidiaries: (i) Horsepower Broadcasting Network (HBN) International Ltd., a company incorporated under the laws of Canada; (ii) Racing Unified Network (R.U.N.) Inc., a company incorporated on June 26, 2003, under the laws of Canada; and (iii) SafeSpending Inc. (formerly Sungold Entertainment USA Inc.), a company incorporated under the laws of Arizona, Silks Corporation a company incorporated on February 5, 2008 under the laws of Nevada and Silks Media Corporation, a 38 percent owned company, also incorporated under the laws of Nevada.The Corporation wound up its wholly owned subsidiary Horsepower Broadcasting Network Inc. in January, 2005.

D.	PROPERTY PLANTS AND EQUIPMENT

The Corporation’s corporate headquarters are located in Toronto, Ontario, Canada. The Corporation is renting office space in Toronto, from January 1, 2007, under two leases, totalling 5,235 square feet, costing $8,245 per month. The Corporation has a satellite office in North Dakota, leased by Silks Corporation costing US $265 per month. Management believes these rates are favourable compared with market rates.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following should be read in conjunction with the Corporation’s financial statements, forming a part of this document, including note 16 to the annual financial statements which provides a reconciliation between US GAAP and Canadian GAAP.

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

Translation of Foreign Currencies

The Company has determined that all of its Subsidiaries’ operations are integrated, as such, the Coorporation translates foreign currencies into U.S. dollars using the temporal method. Under this method, accounts recorded in foreign currency have been converted to Canadian dollars as follows:

- Monetary assets and liabilities at the exchange rate in effect at the balance sheet date;

- Other assets at historical rates;

- Revenues and expenses at the average rate of exchange for the month incurred except amortization which is translated at the same rates as those used in the translation of the corresponding assets. Gains and losses resulting from the fluctuation of foreign exchange rates are included in the determination of net loss.

Pre-development costs

The Company is in the development stage and capitalizes all costs related to its pre-development projects in accordance with Accounting Guideline No. 11, “Enterprises in the Development Stage”, issued by the Canadian Institute of Chartered Accountants. These costs will be amortized on the basis of revenue generated in relation to the project following commencement of operations. When management decides a project is to be abandoned, costs of the abandoned project are written off to operations. Costs related to regular maintenance of the pre-development projects are expensed as incurred.

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

The Corporation has funded its business operations, working capital and business development by the issuance of share capital under private placements and by the exercise of accompanying warrants and stock options in the aggregate amount of $17,294,298 for cash and $2,661,722 for debt settlement since inception.

As of August 31, 2007, the Corporation had a cash deficit of $17,152, $38,073 in sundry receivables, $640 in prepaid expenses and $875,291 in accounts payable. As of August 31, 2006, the Corporation had a cash deficit of $2,919 and $17,853 in sundry receivables, $640 in prepaid expenses and $639,532 in accounts payable.

The Corporation's net losses for the fiscal years ended 2007 and 2006 were $1,568,428 and $1,571,934 respectively.

A.	OPERATING RESULTS

The following is a summary of selected financial data for the Corporation for its last three completed financial years.

		Year ended
	August 31,	August 31,	August 31,
	2007	2006	2005
Revenue(1)	$Nil	$Nil	$Nil
Net Income (Loss)	($1,568,428)	($1,571,934)	($1,988,897)
Earnings (Loss) Per Share	($0.0119)	($0.0127)	($0.0178)
Net Income (Loss) US GAAP	($1,568,428)	($1,616,259)	($1,389,886)
EPS (Loss) US GAAP	($0.0119)	($0.0131)	($0.0125)
Dividends Per Share	$Nil	$Nil	$Nil
Dividends Per Share (US GAAP)	$Nil	$Nil	$Nil
Weighted Average Number of Shares(2)	132,171,236	123,834,644	111,579,338
Working Capital (Deficiency)	($953,222)	($637,586)	($187,667)
Pre-development costs	$270,288	$270,288	$224,898
Long Term Debt	-	$6,518	$14,519
Long Term Debt (US GAAP)	-	$6,518	$14,519
Shareholder’s Equity	($177,076)	$109,960	$650,724
Total Assets	$814,859	$772,557	$928,938
Total Assets (US GAAP)	$544,571	$502,269	$704,040

Notes
(1)	Foreign exchange gains (losses) have been reclassified from revenue to form part of the general and administrative expenses.

Year Ended August 31, 2007 Compared to August 31, 2006

Revenues. As the Corporation is still in the development stage, the Corporation had no revenue from operations during fiscal 2007 or 2006.

Operating Expenses for fiscal 2007 decreased $3,506 to $1,568,428 compared to $1,571,934 for fiscal 2006, primarily due to a significant reduction, totaling $371,668, in the cash expense categories, but this was largely offset by a $368,162 increase in the non-cash expense of stock-based compensation resulting from the valuation of options granted.

Financing Expenditures. During the year ended August 31, 2007, the Corporation issued 10,550,679 private placement units to settle debts, pay for services, and provide working capital in total of $849,100. Proceeds from the exercise of share purchase warrants and incentive share purchase options were $NIL in fiscal 2007.

Pre-development Expenditures. There were no pre-development expenditures capitalized under Canadian GAAP for the year ended August 31, 2007.

Professional and Consulting Expenditures for fiscal 2007 were $264,802 compared to expenses of $516,911 in fiscal 2006. Investor relations fees decreased to $87,100 in fiscal 2007 from $186,063 in fiscal 2006. Management fees and salaries decreased to $300,613 in 2007 from $394,306 in 2006. Office expenses decreased slightly to $30,559 in fiscal 2007 from $33,470 in fiscal 2006.

Net Loss. The Corporation had a net loss of $1,568,428 for fiscal 2007; compared to a net loss of $1,571,934 for fiscal 2006, the 2007 loss was 0.2% lower. The $0.0119 loss per share for fiscal 2007 compares to $0.0127 loss per share for fiscal 2006 and reflects the Corporation's net loss in the 2007 and 2006 fiscal years under Canadian GAAP.

Year Ended August 31, 2006 Compared to August 31, 2005

Revenues. As the Corporation was still in the development stage, the Corporation had no revenue from operations during fiscal 2006 or 2005.

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

B.	LIQUIDITY AND CAPITAL RESOURCES

As at August 31, 2007, the Corporation had the following cash deficit:

USD Account (expressed in CDN$)	$(7,552)
CDN Account	(9,600)
$(17,152)

The Corporation has a planned operating budget of $2,120,000 for the fiscal year ended August 31, 2008. The Corporation currently does not have sufficient funds to fund its operations through the fiscal year ended August 31, 2008, and will be required to raise additional funds through equity or debt financing. The Corporation anticipates it will raise funds to meet its planned operating budget through private placements of equity and debt financing.

The following is a summary of the Corporation’s financing activities during the fiscal years ending August 31, 2007, 2006 and 2005:

1.

During the year ended August 31, 2007, the Corporation issued 10,550,679 common shares and warrants pursuant to private placements to pay for services of $85,986 and provide working capital of $763,113. The exercise of share purchase warrants, and the exercise of incentive share purchase options for cash was $NIL.

2.

During the year ended August 31, 2006, the Corporation issued 6,767,735 common shares pursuant to private placements to pay for services of $391,712, and provide working capital of $575,328. The exercise of share purchase warrants, and the exercise of incentive share purchase options for cash was $113,149.

3.

During the year ended August 31, 2005, the Corporation issued 16,243,060 common shares pursuant to private placements to settle $607,979 of debts owed by the Corporation, pay for services of $255,771, and provide working capital of $255,332. The exercise of share purchase warrants, and the exercise of incentive share purchase options for cash was $Nil.

While the Corporation has been successful in raising the necessary funds in the past, there can be no assurance it can continue to do so. If such funds cannot be secured, the Corporation may be forced to curtail some of its development efforts to a level for which funding can be secured through new investment or joint venturing. If the Corporation cannot raise or arrange to obtain the cash requirements necessary to meet its minimum obligations for the Horsepower® World Pool Lottery Projects and the SafeSpending™ Project, some aspects of these projects may be delayed or forfeited. The Corporation believes its minimum financial obligations during the fiscal year ending August 31, 2008, will be approximately $1,500,000. There can be no assurance that such financing will be obtained on acceptable terms. In 2007, the Corporation financed its expenses with equity financing. The Corporation anticipates it will finance the Horsepower® World Pool Lottery systems and the SafeSpending™ Project primarily through additional equity financing and, eventually with revenues from the Horsepower® World Pool systems, and the Racing Unified Network advertising and SportsPage TV programs.

The Corporation's liquidity depends largely on the established financing capabilities of its principals and on its ability to access the capital markets or to enter into joint venture agreements. The Corporation does not know of any other trends, demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, the Corporation's liquidity either materially increasing or decreasing at present or in the near future.

The Corporation relies on private placements for the working capital necessary for its operations. It is anticipated that financings will continue to be achieved through these means. The Corporation has received expressions of interest from both private and public investors. There can be no guarantee that the expressions of interest will be sufficient to fund the Corporation's projects.

As at August 31, 2007, the Corporation has the following obligation under capital leases for

	August 31, 2007			August 31, 2006
	Current	Long Term
Lessor	Portion	Portion	Total	Total
	$	$	$	$
National Leasing,
having an original principal
of $20,975, repayable in
monthly payments of $640	6,518	-	6,518	12,646
computer hardware.

C.	RESEARCH AND DEVELOPMENT

The Corporation has not expended any funds over the last three years on "Research and Development" as that term is defined in the CICA Handbook. The Corporation has, however, expended the following amounts directly in connection with software development of the Horsepower® World Pool system over the past three years:

	Pre-development costs	Computer	Computer
Year	- Consulting and legal	Hardware	Software
2005	$3,835	$26,961	$207,233
2006	$41,843	-	-
2007	-	-	-
TOTAL	$45,678	$26,961	$207,233

The Corporation continues to be in the development stage of its operations. Consequently a significant amount of the Corporation's expenditures have been related to software development. The Corporation's plans for its software research and development expenditures for fiscal 2008 will represent a decreasing percentage of the Corporation's budget as installing the Horsepower® system and commercial advertising sales are expected to begin generating revenues for the Corporation.

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

E.	OFF-BALANCE SHEET ARRANGEMENTS

As at the date of this annual report the Corporation does not have any off-balance sheet arrangements.

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

As of August 31, 2007, the Corporation’s known contractual obligations identified in the following table are:

		Payments Due by Period

Contractual Obligations	Total	Less than	1- 3 years	3 -5 years	More
		1 year			than
					5 years
Capital (Finance) Lease
Obligations(1)	6,518	6,518	-	-	-
Office Lease Obligations(2)	481,094	102,431	220,567	158,096	-
Total	487,612	108,949	220,567	158,096	-

Notes:
(1)	During the year ended August 31, 2005, the Corporation acquired computer hardware which it financed with two capital leases.
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

All of the directors of the Corporation are elected annually by the shareholders and hold office until the next annual general meeting of shareholders or until their successors are duly elected and qualified, unless they sooner resign or cease to be directors in accordance with the

Corporation’s bylaws. The Corporation’s last annual general meeting was held on February 25, 2008. The Corporation’s executive officers are appointed by and serve at the pleasure of the Board of Directors.

As of April 14, 2008, the following persons are directors of the Corporation:

Name	Position with the Corporation	Number of Common Shares Owned
Art Cowie (2)	Director and Vice Chairman	1,863,900 (3)
Donald R. Harris(1) (2)	Director and Chairman	7,450,000
Les C. Rankin(1) (2)	Director	2,844,979
Larry Simpson	Director	475,500

Notes:
(1)	Member of the Corporation’s Audit Committee.
(2)	Member of the Corporation’s Executive Committee.
(3)	Includes 230,000 shares held in the name of Mr. Cowie’s spouse and 50,000 shares held by Eikos Planning Inc., a company controlled by Mr. Cowie.

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

LES C. RANKIN is a Director of the Corporation since February 1, 2008. Mr. Rankin is currently Director of Business Development for Thomason Hospital. He has a very distinguished background in the horseracing industry with more than 25 years in ownership, breeding and racing operations as well as having strong business relationships with racetrack owners and managers. Additionally Mr.Rankin has worked as a lobbyist on multiple legislative matters in Washington, D.C. and as an advisor on health matters. Mr. Rankin has also served on numerous local and national boards and agencies

LARRY SIMPSON is President and CEO of the Corporations’s subsidiaries, Horsepower Broadcasting Network (HBN) International Ltd. and Racing Unified Network (R.U.N.) Inc., and has been a Director of Sungold International Holdings Corp. since February, 2006. Mr. Simpson has over 25 years of administrative, marketing, public relations and sales experience in horseracing, sports and leisure. Mr. Simpson has been a successful publisher, manager and writer for many Thoroughbred and Standardbred publications. His influence within the racing industry has extended to charity work for equine research, and lecturing on a regular basis on marketing racing, successful handicapping and new horse ownership. Mr. Simpson’s background is unique in that his contacts are strong in both Thoroughbred and Standardbred racing.

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

The following table sets forth details of the compensation paid during the Corporation’s fiscal year ended August 31, 2007 to directors and executive officers:

Directors and Officers	Directors Fees	Salary	Consulting Fees	Other Compensation
Art Cowie (2)	4,800	-	-	-
Donald Harris (2)	4,800	-	-	-
Dennis Hedtke (2)	3,600	-	-	-
Larry R. Simpson	-	86,125	-	-
T. Keith Blackwell (2)	-	133,262	22,785	-
Tony Currie	-	-	12,000	-
Troy Griffin (1)	-	5,000	-	-

Notes:
(1)	Resigned from the company on October 4, 2006.
(2)

Individuals owning more than 1% of the common shares of the Corporation as of April 14, 2008 are Art Cowie – 1,863,900 (1.3%), Donald Harris – 7,450,000 (5.1%), Dennis Hedtke – 2,541,160 (1.7%) and T. Keith Blackwell – 2,017,250 (1.4%).

The aggregate amount of compensation paid by the Corporation during the fiscal year ended August 31, 2007 to all officers and directors as a group was $290,897.

No amounts have been set aside or accrued by the Corporation during the year ended August 31, 2007 to provide pension retirements or similar benefits for directors or executive officers of the Corporation pursuant to any plan provided for or contributed to by the Corporation.

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

The names of the directors, executive officers and consultants, past and present, of the Corporation to whom outstanding stock options have been granted and the number of shares subject to such stock options are set forth below as at August 31, 2007 The exercise price of the stock options is stated in U.S. dollars.

Name of Optionees	Options	Exercise Price (US)	Expiration Date	Total Outstanding Per Individual August 31, 2007
Officers and Directors:
Donald R. Harris	300,000	$0.08	August 10, 2008
	125,000	$0.15	March 31, 2008
	750,000	$0.20	September 30, 2008	1,175,000
Art Cowie	136,000	$0.11	January 23, 2008
	64,000	$0.05	May 27, 2008
	300,000	$0.20	September 30,2008	500,000
Larry R. Simpson	200,000	$0.15	October 11, 2007
	750,000	$0.20	September 30, 2008	950,000
Dennis Hedtke	370,000	$0.15	March 31, 2008	370,000
T. Keith Blackwell	1,000,000	$0.20	September 30, 2008	1,000,000
Consultants:
John McDermott	200,000	$0.50	February 28, 2008	200,000
Michael Cichy	500,000	$0.30	February 28, 2009	500,000

C.	BOARD PRACTICES

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

Audit Committee

The members of the Corporation’s audit committee are Donald Harris, Les C. Rankin, and T. Keith Blackwell. They may be appointed any time by the Corporation’s board of directors. The board, in its discretion may change the membership and fill vacancies in the audit committee, otherwise, audit committee members shall serve until his or her successor is appointed or until his or her earlier resignation.

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

As of April 14, 2008, the Corporation had four employees. The prior year, the Corporation had three employees. The Corporation also relies on part-time staff, flex-time and consultants to minimize expenses, which on average would amount to four people.

ITEM 7.	MAJOR SHAREHOLDER AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

The Corporation is currently a publicly-held corporation, with its shares held by residents of Canada, the United States and other countries. To the best of its knowledge, the Corporation is not controlled, directly or indirectly, by another corporation or any government or by any natural or legal persons and, as at April 14, 2008, no person or corporation or other entity owns, directly or indirectly, or controls more than 5% of the shares of the Corporation, the only class of securities with voting rights, except for the persons or groups listed below:

Identity of Persons or Group	Number of Shares Owned(1)	Percentage of Class
Donald Harris (2)	7,450,000	5.05% (1)

(1)	Based on 147,480,918 shares outstanding at April 14, 2008.

There are no arrangements, known to the Corporation which may at a subsequent date result in a change in control of the Corporation, and it is not presently owned or controlled, directly or indirectly, by another corporation, foreign government or other natural or legal person.

The Corporation’s major shareholders do not have different voting rights from other shareholders of the Corporation.

Based on the records of Automated Depository Services Inc., as at April 14, 2008, there were 424 holders of record of the Corporation’s shares with United States addresses who collectively held 58,348,532 shares or approximately 39.56% of the 147,480,918 issued and outstanding shares.

B.	RELATED PARTY TRANSACTIONS

For the three year period ended August 31, 2007, there were no material transactions between the Corporation and its directors, executive officers, holders of ten percent or more of the Corporation’s outstanding shares, or any associate or affiliate of such person.

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

The following is a summary of trading of Sungold on the OTC Bulletin Board during the first, second, third and fourth quarters of fiscal 2003, 2004, 2005, 2006 and 2007:

OTC Bulletin Board	2003	High (US$)	Low (US$)	Volume
	1st Quarter	0.20	0.07	15,671,400
	2nd Quarter	0.13	0.06	16,929,100
	3rd Quarter	0.13	0.03	27,202,400
	4th Quarter	0.13	0.03	33,562,100
	2004	High (US$)	Low (US$)	Volume
	1st Quarter	0.12	0.06	21,369,400
	2nd Quarter	0.11	0.05	23,462,400
	3rd Quarter	0.13	0.07	18,689,600
	4th Quarter	0.11	0.07	13,427,018
	2005	High (US$)	Low (US$)	Volume
	1st Quarter	0.10	0.05	15,470,619
	2nd Quarter	0.11	0.08	14,451,875
	3rd Quarter	0.10	0.07	6,340,071
	4th Quarter	0.10	0.07	7,174,801
	2006	High (US$)	Low (US$)	Volume
	1st Quarter	0.10	0.06	6,535,100
	2nd Quarter	0.42	0.10	20,720,700
	3rd Quarter	0.30	0.11	8,491,500
	4th Quarter	0.16	0.09	5,148,600

OTC Bulletin Board	2007	High (US$)	Low (US$)	Volume
	1st Quarter	0.11	0.05	4,577,100
	2nd Quarter	0.18	0.06	8,459,300
	3rd Quarter	0.11	0.06	3,980,700
	4th Quarter	0.14	0.07	4,367,700

The following is a summary of trading, on a monthly basis, in the shares on the OTC Bulletin Board in the United States during the past seven months:

Month & Year	High (US$)	Low (US$)	Volume
March 2008	0.09	0.05	902,200
February 2008	0.10	0.04	2,134,742
January 2008	0.06	0.04	1,245,975
December 2007	0.09	0.04	2,249,879
November 2007	0.07	0.05	2,068,500
October 2007	0.10	0.06	2,181,800
September 2007	0.10	0.08	558,700
August 2007	0.10	0.08	497,200

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

SHARE, OPTION AND WARRANT TRANSACTIONS

Shares Issued During Fiscal Year Ended August 31, 2005

	Number of		Total Gross
	Securities	Price per Security	Consideration
Transaction	Issued	(Cdn$)/(US$)	(Cdn$)	Date Closed
Private Placement	2,500,000	$0.076/$0.06	189,750	Oct 2004
Private Placement	4,000,000	$0.06/$0.05	240,720	Dec 2004
Private Placement	3,200,000	$0.056/$0.05	177,509	Jan 2005
Private Placement	500,000	$0.077/$0.06	38,750	May 2005
Private Placement	535,000	$0.087/$0.07	46,622	May 2005
Private Placement	305,000	$0.082/$0.065	24,949	May 2005
Private Placement	305,000	$0.082/$0.065	24,949	May 2005
Private Placement	500,000	$0.088/$0.065	44,000	May 2005
Private Placement	200,000	$0.086/$0.065	17,200	May 2005
Private Placement	1,393,260	$0.063/$0.05	87,148	May 2005
Private Placement	100,000	$0.088/$0.07	8,798	May 2005
Private Placement	100,000	$0.088/$0.07	8,800	Jun 2005
Private Placement	104,500	$0.0861/$0.07	9,000	Jun 2005
Private Placement	295,000	$0.0862/$0.07	25,435	Jun 2005
Private Placement	750,000	$0.0735/$0.06	55,152	Jul 2005
Private Placement	150,000	$0.0733/$0.06	10,997	Jul 2005
Private Placement	150,000	$0.0733/$0.06	10,997	Jul 2005
Private Placement	100,000	$0.0855/$0.07	8,553	Jul 2005
Private Placement	175,000	$0.0855/$0.07	14,963	Jul 2005
Private Placement	101,300	$0.0987/$0.08	10,000	Jul 2005
Private Placement	102,000	$0.0987/$0.08	10,069	Jul 2005
Private Placement	102,000	$0.0987/$0.08	10,069	Jul 2005
Private Placement	575,000	$0.0778/$0.065	44,652	Aug 2005

Total (Since Inception)	119,607,800		$21,078,648

Shares Issued During Fiscal Year Ended August 31, 2006

	Number of	Price per	Total Gross
	Securities	Security	Consideration
Transaction	Issued	(Cdn$)/(US$)	(Cdn$)	Date Closed
Private Placement	143,000	$0.071/$0.06	10,027	Sep 2005
Private Placement	100,000	$0.086/$0.07	8,601	Sep 2005
Private Placement	143,000	$0.07/$0.06	10,010	Oct 2005
Private Placement	107,500	$0.0698/$0.06	7,500	Oct 2005
Private Placement	143,500	$0.0697/$0.06	10,005	Oct 2005
Private Placement	122,000	$0.0822/$0.07	10,033	Oct 2005
Private Placement	141,400	$0.0707/$0.06	10,000	Oct 2005
Private Placement	87,900	$0.0803/ $0.068	7,051	Oct 2005
Private Placement	500,000	$0.0755/$0.065	37,736	Oct 2005

Shares Issued During Fiscal Year Ended August 31, 2006

	Number of	Price per	Total Gross
	Securities	Security	Consideration
Transaction	Issued	(Cdn$)/(US$)	(Cdn$)	Date Closed
Private Placement	212,000	$0.0707/$0.06	15,002	Oct 2005
Private Placement	60,300	$0.083/$0.07	5,006	Nov 2005
Private Placement	107,000	$0.0935/$0.08	10,004	Nov 2005
Private Placement	50,000	$0.0694/$0.06	3,471	Nov 2005
Private Placement	50,000	$0.0702/$0.06	3,508	Nov 2005
Private Placement	100,000	$0.0694/$0.06	6,942	Nov 2005
Private Placement	50,000	$0.0699/$0.06	3,488	Nov 2005
Private Placement	166,665	$0.0702/$0.06	11,695	Nov 2005
Private Placement	800,000	$0.0805/$0.07	64,389	Dec 2005
Private Placement	50,000	$0.1158/$0.10	5,791	Dec 2005
Private Placement	100,000	$0.0957/$0.08	9,569	Dec 2005
Private Placement	22,800	$0.2197/$0.19	5,010	Dec 2005
Private Placement	100,000	$0.3005/$0.26	30,050	Dec 2005
Private Placement	200,000	$0.2998/$0.26	59,966	Dec 2005
Private Placement	90,000	$0.233/$0.20	20,968	Dec 2005
Private Placement	51,500	$0.291/$0.25	14,997	Dec 2005
Private Placement	40,000	$0.2912/$0.25	11,648	Dec 2005
Private Placement	91,900	$0.1256/$0.1075	9,395	Dec 2005
Private Placement	145,000	$0.088/$0.075	12,680	Dec 2005
Private Placement	50,000	$0.243/$0.21	12,150	Dec 2005
Private Placement	220,000	$0.2436/$0.21	53,592	Jan 2006
Private Placement	36,000	$0.0928/$0.08	3,267	Jan 2006
Private Placement	14,500	$0.3465/$0.30	5,024	Jan 2006
Private Placement	15,500	$0.324/$0.28	5,022	Jan 2006
Private Placement	14,000	$0.3601/$0.31	5,042	Jan 2006
Private Placement	7,000	$0.2436/$0.21	1,705	Jan 2006
Private Placement	16,000	$0.3139/$0.27	5,022	Jan 2006
Private Placement	450,000	$0.2851/$0.25	128,273	Jan 2006
Private Placement	200,000	$0.2403/$0.21	48,070	Jan 2006
Private Placement	152,500	$0.2229/$0.15	33,989	Jan 2006
Private Placement	87,500	$0.1719/$0.15	6,924	Jan 2006
Private Placement	100,000	$0.2369/$0.21	23,690	Jan 2006
Private Placement	167,000	$0.172/$0.15	28,717	Feb 2006
Private Placement	36,570	$0.3296/$0.287	11,716	Feb 2006
Private Placement	100,000	$0.307/$0.27	30,696	Mar 2006
Private Placement	108,000	$0.0928/$0.08	10,027	Mar 2006
Private Placement	150,000	$0.058/$0.05	8,704	Mar 2006
Private Placement	20,000	$0.1605/$0.14	3,210	Mar 2006
Private Placement	71,500	$0.1753/$0.15	12,534	Mar 2006
Private Placement	52,250	$0.172/$0.15	8,986	Apr 2006
Private Placement	58,600	$0.1706/$0.15	10,000	Apr 2006
Private Placement	64,500	$0.155/$0.15	10,000	May 2006
Private Placement	70,000	$0.1429/$0.13	10,000	May 2006
Private Placement	60,250	$0.1685/$0.15	10,151	May 2006
Private Placement	103,600	$0.2465/$0.217	22,689	May 2006
Private Placement	100,000	$0.1705/$0.15	17,054	Jun 2006
Private Placement	42,000	$0.12/$0.1078	5,040	Jul 2006
Private Placement	100,000	$0.10/$0.09	10,000	Aug 2006
Private Placement	125,000	$0.09/$0.08	11,204	Aug 2006

Total (Since Inception)	126,375,535		$22,045,688

Shares Issued During Fiscal Year Ended August 31, 2007

			Total Gross
	Number of	Price per Security	Consideration
Transaction	Securities Issued	(Cdn$)/(US$)	(Cdn$)	Date Closed
Private Placement	150,000	$0.10/$0.09	15,000	Sep 2006
Private Placement	125,000	$0.0896/$0.08	11,195	Sep 2006
Private Placement	125,000	$0.0896/$0.08	11,195	Sep 2006
Private Placement	400,000	$0.0566/$0.05	22,640	Oct 2006
Private Placement	45,779	$0.134/$0.12	6,179	Nov 2006
Private Placement	300,000	$0.0574/$0.05	17,220	Nov 2006
Private Placement	100,000	$0.0732/$0.055	7,315	Nov 2006
Private Placement	100,000	$0.0628/$0.055	6,278	Nov 2006
Private Placement	100,000	$0.0628/$0.055	6,278	Nov 2006
Private Placement	100,000	$0.0628/$0.055	6,278	Nov 2006
Private Placement	100,000	$0.0628/$0.055	6,278	Nov 2006
Private Placement	636,364	$0.0638/$0.055	40,597	Dec 2006
Private Placement	272,727	$0.0638/$0.055	17,398	Dec 2006
Private Placement	50,000	$0.0638/$0.055	3,190	Dec 2006
Private Placement	400,000	$0.0579/$0.05	23,148	Dec 2006
Private Placement	100,000	$0.093/$0.08	9,300	Jan 2007
Private Placement	285,715	$0.0812/$0.07	23,188	Jan 2007
Private Placement	75,187	$0.094/$0.084	6,917	Jan 2007
Private Placement	500,000	$0.0945/$0.08	47,264	Jan 2007
Private Placement	100,000	$0.065/$0.055	6,483	Feb 2007
Private Placement	50,000	$0.065/$0.055	3,241	Feb 2007
Private Placement	400,000	$0.065/$0.055	27,674	Feb 2007
Private Placement	100,000	$0.065/$0.055	6,483	Feb 2007
Private Placement	100,000	$0.065/$0.055	6,483	Feb 2007
Private Placement	100,000	$0.065/$0.055	6,483	Feb 2007
Private Placement	200,000	$0.065/$0.055	12,965	Feb 2007
Private Placement	100,000	$0.065/$0.055	6,483	Feb 2007
Private Placement	50,000	$0.065/$0.055	3,241	Feb 2007
Private Placement	100,000	$0.065/$0.055	6,483	Feb 2007
Private Placement	312,500	$0.094/$0.08	29,466	Feb 2007
Private Placement	230,770	$0.077/$0.065	17,680	Feb 2007
Private Placement	307,690	$0.077/$0.065	23,573	Feb 2007
Private Placement	100,000	$0.094/$0.08	9,429	Feb 2007
Private Placement	150,000	$0.128/$0.11	19,239	Feb 2007
Private Placement	200,000	$0.129/$0.11	25,740	Feb 2007
Private Placement	54,695	$0.118/$0.10	6,519	Mar 2007
Private Placement	150,000	$0.081/$0.07	12,180	Mar 2007
Private Placement	153,846	$0.077/$0.065	11,786	Mar 2007
Private Placement	1,000,000	$0.13/$0.11	129,646	Mar 2007
Private Placement	1,015,385	$0.077/$0.065	77,953	Mar 2007
Private Placement	400,000	$0.065/$0.055	24,978	Mar 2007
Private Placement	383,350	$0.065/$0.06	24,978	May 2007
Private Placement	306,950	$0.065/$0.06	20,000	May 2007
Private Placement	200,000	$0.076/$0.07	15,175	May 2007
Private Placement	60,975	$0.082/$0.077	5,000	Jun 2007
Private Placement	71,245	$0.11/$0.10	7,880	Jun 2007
Private Placement	125,000	$0.08/$0.076	10,000	Aug 2007
Private Placement	62,500	$0.08/$0.076	5,000	Aug 2007
Less: Value allocated to Warrants recorded in Contributed Surplus			(254,843)

Total (Since Inception)	136,926,215		22,639,842

	Options Outstanding as of August 31, 2007

Description	Number of Shares	Exercise Price (US$)	Expiration Date
Option	300,000	$0.12	Aug 10, 2008
Option	200,000	$0.15	Oct 11, 2007
Option	136,000	$0.11	Jan 14, 2008
Option	64,000	$0.05	May 27, 2008
Option	200,000	$0.50	Feb 28, 2008
Option	495,000	$0.15	Mar 31, 2008
Option	200,000	$0.50	Jul 31, 2008
Option	2,800,000	$0.20	Sep 30, 2008
Option	100,000	$0.50	Oct 31, 2009
Option	175,000	$0.75	Feb 28, 2009
Option	500,000	$0.30	Feb 28, 2009
Option	300,000	$0.50	Mar 31, 2009
Total:	5,470,000

Shares Purchase Warrants Outstanding as of August 31, 2007

			Exercise Price
Description	Date of Grant	Number of Shares	(US$)	Expiry Date
Warrant(1)	Oct 3, 2005	35,750	$0.15	Sep 30, 2007
Warrant(1)	Oct 3, 2005	35,750	$0.15	Sep 30, 2007
Warrant(1)	Oct 3, 2005	53,750	$0.15	Oct 31, 2007
Warrant(1)	Nov 15, 2005	30,150	$0.15	Nov 30, 2007
Warrant(1)	Nov 29, 2005	53,500	$0.15	Nov 30, 2007
Warrant(1)	Dec 2, 2005	608,333	$0.15	Nov 30, 2007
Warrant(1)	Dec 8, 2005	25,000	$0.15	Dec 31, 2007
Warrant(1)	Dec 20, 2005	11,400	$0.35	Dec 31, 2007
Warrant(1)	Dec 29, 2005	195,750	$0.50	Dec 31, 2007
Warrant(1)	Jan 2, 2006	110,000	$0.45	Dec 31, 2007
Warrant(1)	Jan 3, 2006	7,250	$0.50	Jan 31, 2008
Warrant(1)	Jan 4, 2006	50,000	$0.42	Dec 31, 2007
Warrant(1)	Jan 12, 2006	14,750	$0.60	Jan 31, 2008
Warrant(1)	Jan 31, 2006	8,000	$0.55	May 31, 2008
Warrant(1)	May 10, 2006	32,250	$0.30	May 31, 2008
Warrant(1)	May 31, 2006	35,000	$0.26	May 31, 2008
Warrant(1)	Jul 7, 2006	21,000	$0.25	Jul 31, 2008
Warrant(1)	Aug 11, 2006	50,000	$0.18	Aug 15, 2008
Warrant(1)	Aug 18, 2006	62,500	$0.20	Aug 31, 2008
Warrant(1)	Sep 17, 2006	75,000	$0.15	Sep 30, 2008
Warrant(1)	Sep 14, 2006	62,500	$0.20	Sep 30, 2008
Warrant(1)	Sep 14, 2006	62,500	$0.20	Sep 15, 2008
Warrant(1)	Oct 19, 2006	400,000	$0.10	Oct 31, 2008
Warrant(1)	Nov 20, 2006	150,000	$0.10	Nov 30, 2008
Warrant(1)	Nov 30, 2006	250,000	$0.11	Nov 30, 2008
Warrant(1)	Dec 28, 2006	934,091	$0.11	Dec 31, 2008
Warrant(1)	Dec 15, 2006	400,000	$0.10	Dec 31, 2008
Warrant(1)	Jan 22, 2007	285,715	$0.14	Jan 23, 2009
Warrant(1)	Feb 27, 2007	650,000	$0.11	Feb 28, 2009
Warrant(1)	Feb 27, 2007	412,500	$0.16	Feb 28, 2009
Warrant(1)	Feb 27, 2007	538,460	$0.13	Feb 28, 2009

Shares Purchase Warrants Outstanding as of August 31, 2007

			Exercise Price
Description	Date of Grant	Number of Shares	(US$)	Expiry Date
Warrant(1)	Mar 5, 2007	1,015,385	$0.13	Mar 31, 2009
Warrant(1)	Mar 7, 2007	153,846	$0.13	Mar 31, 2009
Warrant(1)	Mar 9, 2007	500,000	$0.12	Mar 31, 2009
Warrant(1)	Mar 15, 2007	200,000	$0.11	Mar 31, 2009
Warrant(1)	Mar 25, 2007	75,000	$0.14	Mar 31, 2009
Warrant(1)	May 24, 2007	345,150	$0.14	May 31, 2009
Warrant(1)	May 25, 2007	100,000	$0.14	May 31, 2009
Warrant(1)	Jun 6, 2007	30,490	$0.16	Jun 30, 2009
Warrant(1)	Aug 3, 2007	62,500	$0.16	Jul 31, 2009
Warrant(1)	Aug 14, 2007	31,250	$0.16	Jul 31, 2009
Total:		8,174,520

(1)	Each warrant is exercisable to acquire one common share.

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

I.	SUBSIDIARY INFORMATION

Not Applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Not Applicable.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable.

ITEM 15.	CONTROLS AND PROCEDURES

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

Audit Fees

The aggregate fees billed for the two most recently completed fiscal years ended August 31, 2007 for professional services rendered by the principal accountant for the audit of the Corporation’s annual financial statements and review of the financial statements included in the Corporation’s Annual Report on Form 20-F and services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for these fiscal periods were as follows:

	Year Ended August 31, 2007	Year Ended August 31, 2006
Audit Fees	$55,000	$55,000
Audit Related Fees	-	-
Tax Fees	-	-
Other Fees	-	-
Total	$55,000	$55,000

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

None.

PART III

ITEM 17.	FINANCIAL STATEMENTS

The Report and Consolidated Financial Statements for the year ended August 31, 2007, reported on by MSCM LLP, for the year ended August 31, 2006 reported on by Mintz & Partners LLP, and the year ended August 31, 2005, reported on by Loewen, Stronach & Co., Chartered Accountants, were prepared in accordance with Canadian GAAP and are presented in Canadian dollars. There are differences between United States and Canadian GAAP which are set forth in Note 16 of the Report and Consolidated Financial Statements for the years ended August 31, 2007, and Note 13 for the years ended August 31, 2006, and 2005.

ITEM 18.	FINANCIAL STATEMENTS

Not applicable.

ITEM 19.	EXHIBITS

The following financial statements and related schedules are included in this Item:

(a)	Financial Statements

Auditors’ Report

Consolidated Balance Sheets as at August 31, 2007 and 2006.

Consolidated Statements of Loss and Deficit for the years ended August 31, 2007, 2006, and 2005.

Consolidated Statements of Cash Flow for the years ended August 31, 2007, 2006, and 2005.

Notes to Consolidated Financial Statements.

Sungold International Holdings Corp.
(A Development Stage Company)

Consolidated Financial Statements
(Presented in Canadian Dollars)

August 31, 2007

Sungold International Holdings Corp.
(A Development Stage Company)

Table of Contents
August 31, 2007

Auditors' Report

To the Shareholders of Sungold International Holdings Corp.

We have audited the consolidated balance sheet of Sungold International Holdings Corp. (a Development Stage Company) as at August 31, 2007 and the consolidated statements of loss and deficit and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2007 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles, which differ in certain respects from United States generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in Note 16 to the consolidated financial statements.

The consolidated financial statements as at August 31, 2006 and the year then ended were audited by other auditors who expressed an opinion without reservation on those statements in their reported dated February 13, 2007.

“MSCM LLP”

Toronto, Ontario	Chartered Accountants
April 11, 2008	Licensed Public Accountants

Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) where there are events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements. Our report to the shareholders dated April 11, 2008 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when they are properly accounted for and adequately disclosed in the consolidated financial statements.

“MSCM LLP”

Toronto, Ontario	Chartered Accountants
April 11, 2008	Licensed Public Accountants

Sungold International Holdings Corp.

(A Development Stage Company)
(Presented in Canadian Dollars)

Consolidated Balance Sheets
August 31, 2007

	2007	2006
Assets
Current assets
Sundry receivables	$38,073	$17,853
Prepaid expenses and deposits	640	640
	38,713	18,493
Pre-development costs (note 4)	270,288	270,288
Equipment (note 5)	387,588	483,776
Investment and advances to related company (note 6)	105,400	-
Marketing rights (note 7)	12,870	-
	$814,859	$772,557
Liabilities
Current liabilities
Bank overdraft	$17,152	$2,919
Accounts payable and accrued liabilities (note 8(c))	875,291	639,532
Loans payable (note 8(d))	92,974	7,500
Current obligation under capital leases (note 9)	6,518	6,128
	991,935	656,079
Long-term liabilities
Obligation under capital leases (note 9)	-	6,518
	991,935	662,597
Shareholders’ (deficiency) equity
Share capital (note 10)	22,639,945	22,045,688
Contributed surplus (note 11)	941,722	254,587
Deficit	(23,758,743)	(22,190,315)
	(177,076)	109,960
	$814,859	$772,557

The accompanying notes are an integral part of these consolidated financial statements.

Going concern (note 1)

Approved by the Directors:

“Art Cowie”	Director

“Donald Harris”	Director

Sungold International Holdings Corp.

(A Development Stage Company)
(Presented in Canadian Dollars)

Consolidated Statements of Loss And Deficit
for the years ended August 31
	April 7, 1986
	(inception) to
	August
	31, 2007	2007	2006	2005
Revenue
Gain on disposition of marketable securities	$838,947	$-	$-	$-
Expenses
Impairment write-down
pre-development costs	6,460,304	-	-	628,246
Professional and consulting fees (note 8(a))	3,803,849	264,802	516,911	566,803
Advertising and promotion	3,458,577	66,126	75,245	55,443
Management fees and salaries (note 8(a))	2,629,213	300,613	394,306	46,688
Investor relations	1,442,976	87,100	186,063	133,306
Travel and conference	1,180,484	33,592	50,989	75,970
Amortization	1,043,884	114,021	135,305	140,449
Office and miscellaneous	903,475	30,559	33,470	43,756
Internet services	847,367	20,726	27,067	29,559
Stock-based compensation (note 10(b))	686,879	432,292	64,130	138,535
Office rent and services (note 8(b))	675,507	64,246	30,446	60,896
Transfer agent and filing fees	437,079	37,384	26,430	30,658
Insurance	263,953	-	167	833
Financing fees	237,433	10,000	9,433	-
Interest and bank charges	154,913	23,507	17,738	5,222
Finder fees	154,031	-	-	-
Settlement agreements	71,178	-	-	31,178
Equity loss on investment (note 6)	60,099	60,099	-	-
Interest on capital leases	33,947	1,550	3,169	2,600
Fees and commissions	39,943	10,202	-	-
Loss on disposition of equipment	16,402	1,544	-	-
Foreign exchange (gain) loss	(3,803)	10,065	1,065	(1,245)
	24,597,690	1,568,428	1,571,934	1,988,897
Net loss	23,758,743	1,568,428	1,571,934	1,988,897
Deficit, beginning of year	-	22,190,315	20,618,381	18,629,484
Deficit, end of year	$23,758,743	$23,758,743	$22,190,315	$20,618,381

Weighted average number pf shares		132,171,236	123,834,644	111,579,338

Loss per share		0.0119	0.0127	0.0178

The accompanying notes are an integral part of these consolidated financial statements.

Sungold International Holdings Corp.

(A Development Stage Company)
(Presented in Canadian Dollars)

Consolidated Statements of Cash Flow
for the years ended August 31

	April 7, 1986
	(inception) to
	August 31,
	2007	2007	2006	2005
Operating activities
Net loss	$(23,758,743)	$(1,568,428)	$(1,571,934)	(1,988,897)
Items not involving cash
Write-down of pre-development costs	6,460,304	-	-	628,246
Amortization	1,043,884	114,021	135,305	140,449
Stock-based compensation	686,879	432,292	64,130	138,535
Issuance of common shares for services
provided	711,475	85,986	391,712	233,777
Gain on disposition of marketable securities	(838,947)	-	-	-
Acquisition of marketing rights	(25,740)	(25,740)	-	-
Equity loss	60,099	60,099	-	-
Loss on disposition of equipment	16,402	1,544	-	-
	(15,644,387)	(900,226)	(980,787)	(847,890)
Cash provided (used) by changes in non-
cash operating items
Sundry receivables	(38,073)	(20,220)	25,212	49,181
Prepaid expenses and deposits	(640)	-	21,447	36,681
Accounts payable and accrued liabilities	886,624	235,759	406,790	43,739,
	(14,769,476)	(684,687)	(527,338)	(718,289)
Investing activities
Pre-development costs	(5,321,213)	-	(45,390)	(5,996)
Proceeds of disposition of equipment	43,134	5,106	-	-
Investment and advances to related company (i)	(35,853)	(35,853)	-	-
Acquisition of equipment	(1,406,844)	(11,613)	(2,402)	(220,221)
	(6, 720,776)	(42,360)	(47,792)	(226,217)
Financing activities
Loans payable (ii)	2,668,702	85,474	(5,000)	610,774
Repayment of obligation under capital leases	(76,285)	(6,128)	(8,993)	(4,135)
Issuance of shares	17,181,936	633,468	575,328	255,332
Proceeds of disposition of marketable securities	1,725,747	-	-	-
	21,500,100	712,814	561,335	861,971
Change in (bank overdraft) cash	(17,152)	(14,233)	(13,795)	(82,535)
Cash (bank overdraft), beginning of year	-	(2,919)	10,876	93,411
Bank overdraft, ending of year	$(17,152)	$(17,152)	$(2,919)	$10,876
(i)	1,000,000 common shares valued at $129,646 were issued during the year and are included in advances to related company.
(ii) Interest paid:
	$188,860	25,057	20,907
(iii)

During 2007, the Company did not issue any shares to settle loans payable. In 2006, the Company issued 179,624 shares to settle $12,500 in loans payable. Since April 7, 1986 (inception) to August 31, 2007, the Company issued 41,129,264 shares to settle $2,588,237 of debts.

The accompanying notes are an integral part of these consolidated financial statements.

Sungold International Holdings Corp.
(A Development Stage Company)
(Presented in Canadian Dollars)

Notes to Consolidated Financial Statements
August 31, 2007

1.	Nature of Operations and Going Concern

Sungold International Holdings Corp. (the “Company” or “Sungold”) was incorporated under the Canada Business Corporations Act and is a publicly traded company on the OTC bulletin board. The principal activities are developing and promoting a proprietary pari-mutuel wagering virtual horseracing product, commercial advertising time on the product, and an internet payment system. To date, the Company has not earned significant revenues and is considered to be in a development stage.

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

There is significant doubt about the appropriateness of the use of the going concern assumption because the Company experienced significant recurring losses from operations and has experienced significant negative cash flows from operations over a number of years.

The ability of the Company to continue as a going concern and to realize the carrying value of its assets and discharge its liabilities when due is dependent on the successful completion of the actions taken or planned, which management believes will mitigate the adverse conditions and events which raise doubt about the validity of the going concern assumption used in preparing these consolidated financial statements. There is no assurance that the Company will be successful in its efforts.

These consolidated financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate. If the going concern basis did not prove to be appropriate for these consolidated financial statements, then adjustments would be necessary in the carrying value of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

2.	Summary of Significant Accounting Policies

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and are presented in Canadian dollars. These policies are consistent with accounting principles generally accepted in the United States (“US GAAP”) in all material respects except as outlined in note 16.

a)	Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Horsepower Broadcasting Network (HBN) International Ltd., SafeSpending Inc. and Racing Unified Network (R.U.N.) Inc. All inter-company transactions and balances have been eliminated upon consolidation.

Sungold International Holdings Corp.
(A Development Stage Company)
(Presented in Canadian Dollars)

Notes to Consolidated Financial Statements
August 31, 2007

2.	Summary of Significant Accounting Policies - continued

b)	Translation of Foreign Currencies

The Company has determined that all of its Subsidiaries’ operations are integrated, as such, the Company translates foreign currencies into U.S. dollars using the temporal method. Under this method, accounts recorded in foreign currency have been converted to Canadian dollars as follows:

Monetary assets and liabilities at the exchange rate in effect at the balance sheet date;
Other assets at historical rates;

Revenues and expenses at the average rate of exchange for the month incurred except amortization which is translated at the same rates as those used in the translation of the corresponding assets. Gains and losses resulting from the fluctuation of foreign exchange rates are included in the determination of net loss.

c)	Pre-development costs

The Company is in the development stage and capitalizes all costs related to its pre-development projects in accordance with Accounting Guideline No. 11, “Enterprises in the Development Stage”, issued by the Canadian Institute of Chartered Accountants. These costs will be amortized on the basis of revenue generated in relation to the project following commencement of operations. When management decides a project is to be abandoned, costs of the abandoned project are written off to operations. Costs related to regular maintenance of the pre-development projects are expensed as incurred.

The costs deferred at any time do not necessarily reflect present or future values. The ultimate recovery of such amounts depends on the Company successfully developing the project.

d)	Equipment

Equipment is recorded at cost with amortization provided on a declining balance as follows:

Software – Horsepower®	20%
Computer hardware	30%
Leased computer equipment	30%
Office equipment	20%
Computer software	100%

The above rates have been utilized to reflect the anticipated life expectancy. In the year acquired and put in use, only one-half the normal rate is applied.

Sungold International Holdings Corp.
(A Development Stage Company)
(Presented in Canadian Dollars)

Notes to Consolidated Financial Statements
August 31, 2007

2.	Summary of Significant Accounting Policies - continued

e)	Long-lived and Intangible Assets

The Company reviews the recoverability of long-lived and intangible assets with definite lives whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. The assessment of possible impairment is based upon the Company’s ability to recover the carrying value of the asset or asset group from the expected pre-tax cash flows, undiscounted and without interest charges, of the related operations. If these cash-flows are less than the carrying value of such asset or asset group, an impairment loss is recognized for the difference between estimated fair value and carrying value. The measurement of impairment requires management to estimate future cash-flows and the fair value of long-lived assets. The Company’s intangible assets are amortized using the straight-line method over the following estimated useful lives:

Marketing rights	2 years

f)	Income Taxes

The Company accounts for income taxes using the asset and liability method of accounting. Under this method, future income tax assets and future income tax liabilities are recorded based on temporary differences between the financial reporting basis of the Company's assets and liabilities and their corresponding tax basis. The future benefits of income tax assets, including unused tax losses, are recognized subject to a valuation allowance, to the extent that it is more likely than not that such losses will be ultimately utilized. These future income tax assets and liabilities are measured using substantively enacted tax rates and laws that are expected to apply when the tax assets or liabilities are to be settled or realized.

g)	Loss Per Share

Loss per share is calculated using the weighted-average number of shares outstanding during the period. Diluted loss per share is calculated using the treasury stock method whereby all options, warrants and equivalents are assumed to have been exercised at the beginning of the period and the proceeds from the exercise are assumed to have been used to purchase common shares at the average market price during the period. Stock options and warrants outstanding are not included in the computation of diluted loss per share if their inclusion would be anti-dilutive.

h)	Long-term investment

The Company uses the equity method of accounting for its investment in shares of a company over which it has significant influence. Under the equity method of accounting, investments are carried at the original cost plus the Company’s cumulative share of earnings (loss), less any dividends received, netted with advances made to the company.

Sungold International Holdings Corp.
(A Development Stage Company)
(Presented in Canadian Dollars)

Notes to Consolidated Financial Statements
August 31, 2007

2.	Summary of Significant Accounting Policies - continued

i)	Stock-based Compensation

The Company has in effect a Stock Option Plan (“the Plan”), which is described in note 10(b). Stock options are accounted for using the fair value-based method. Fair value is calculated using the Black- Scholes model with the assumptions described in note 10(b). On the exercise of stock options, consideration received and the accumulated contributed surplus amount is credited to share capital.

j)	Measurement uncertainty

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those reported.

The Black-Scholes pricing model, used by the Company to determine fair values, was developed for use in estimating the fair value of freely traded options. This model requires the input of highly subjective assumptions including future stock price volatility and expected time until exercise. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing model does not necessarily provide a reliable single measure of the fair value of the Company's stock options granted during the year.

k)	Reclassifications

Certain amounts from prior years have been reclassified to conform to the current year’s presentation.

3.	Future Changes in Accounting Policies

Financial Instruments - Recognition and Measurement and Comprehensive Income and Equity

In January 2005, the CICA released new Handbook Section 3855, “Financial Instruments - Recognition and Measurement”, Handbook Section 3861, “Financial Instruments – Disclosure and Presentation”, Handbook Section 1530, “Comprehensive Income”, and Section 3251, “Equity”, effective for annual and interim periods beginning on or after October 1, 2006. The Company will adopt these standards on September 1, 2007.

As a result of adopting these standards, a new category, accumulated other comprehensive income, will be added to the shareholders’ equity and certain unrealized gains and losses will be reported in other comprehensive income until realization. Effective September 1, 2007, certain financial assets and liabilities will be measured at fair value and others at amortized cost. Any adjustment of the previous carrying amounts will be recognized as an adjustment to either accumulated other comprehensive income or deficit at September 1, 2007, and prior period consolidated financial statements will not be restated. The adoption of these standards is not expected to have a material impact on the consolidated financial statements of the Company.

Sungold International Holdings Corp.
(A Development Stage Company)
(Presented in Canadian Dollars)

Notes to Consolidated Financial Statements
August 31, 2007

3.	Future Changes in Accounting Policies - continued

Capital Disclosures

In December 2006, the CICA issued Handbook Section 1535, “Capital Disclosures”. This new section requires disclosure of an entity's objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance. This standard is effective for annual and interim periods beginning on or after October 1, 2007 and will be adopted on September 1, 2008. The adoption of this section is not expected to have a material impact on the Company's consolidated financial statements.

Financial Instruments - Disclosure and Presentation

In December 2006, the CICA released new Handbook Sections 3862, “Financial Instruments – Disclosures” and 3863, “Financial Instruments – Presentation”, which will replace Section 3861, “Financial Instruments – Disclosure and Presentation”. These standards are effective for annual and interim periods beginning on or after October 1, 2007 and will be adopted on September 1, 2008. The adoption of these sections is not expected to have a material impact on the Company’s consolidated financial statements.

4.	Pre-development Costs

a)	SafeSpending™ project

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

	August 31,		Impairment	August 31,
	2006	Additions	Write off	2007
Acquisition cost	$62,300	$-	$-	$62,300
Legal and consulting fees	83,191	-	-	83,191
	$145,491	$-	$-	$145,491
	August 31,		Impairment	August 31,
	2005	Additions	Write off	2006
Acquisition cost	$62,300	$-	$-	$62,300
Legal and consulting fees	79,644	3,547	-	83,191
	$141,944	$3,547	$-	$145,491

Sungold International Holdings Corp.
(A Development Stage Company)
(Presented in Canadian Dollars)

Notes to Consolidated Financial Statements
August 31, 2007

4.	Pre-development Costs - continued

(b)	Horsepower® project

Horsepower® World Pool Virtual Horse Racing System is a proprietary, pari-mutuel wagering product operated by Horsepower Broadcasting Network (HBN) International Ltd., a subsidiary of the Company. The product is being offered to Licensed facilities and Authorized Racetrack Affiliates. Development of this project is largely complete but there are no operating installations as of August 31, 2007.

The hardware and software development costs are capitalized under equipment and amortized annually at 20%.

	August 31,		Impairment	August 31,
	2006	Additions	Write off	2007

Legal and consulting fees	$124,797	$-	$-	$124,797

	August 31,		Impairment	August 31,
	2005	Additions	Write off	2006
Legal and consulting fees	$82,954	$41,843	$-	$124,797

			Impairment
	2006	Additions	Write off	2007
Total pre development costs – 2007	$270,288	$-	$-	$270,288

			Impairment
	2005	Additions	Write off	2006
Total pre development costs – 2006	$224,898	$45,390	$-	$270,288

Sungold International Holdings Corp.
(A Development Stage Company)
(Presented in Canadian Dollars)

Notes to Consolidated Financial Statements
August 31, 2007

5.	Equipment

	2007
		Accumulated	Net Book
	Costs	Amortization	Value
Software – Horsepower®	$1,033,216	$687,726	$345,490
Computer hardware	314,755	287,572	27,183
Leased computer equipment	10,488	5,136	5,352
Office equipment	10,723	1,160	9,563
	$1,369,182	981,594	$387,588

		2006
		Accumulated	Net Book
	Costs	Amortization	Value
Software – Horsepower®	$1,033,216	$601,352	$431,864
Computer hardware	315,784	276,546	39,238
Leased computer equipment	20,975	8,495	12,480
Office equipment	270	76	194
Computer software	4,701	4,701	-
	$1,374,946	$891,170	$483,776

6.	Investment and Advances to Related Company

During the year, the Company acquired a 37.5% interest in a US-based private company, Silks Media Corporation (“Silks Media”) valued at $8,765. The Company also made advances valued at $156,734 to Silks Media, which are unsecured, non-interest bearing with no specific term of repayment.

Silks Media is related to the Company by common directors. The investment in Silks Media is accounted for using the equity method. At August 31, 2007, the Company recorded equity loss of $60,099 in Silks Media, which reduced the carrying value of its investment and advances made during the year to $105,400.

Sungold International Holdings Corp.
(A Development Stage Company)
(Presented in Canadian Dollars)

Notes to Consolidated Financial Statements
August 31, 2007

7.	Marketing Rights

August 31,		Accumulated	August 31,
2006	Additions	Amortization	2007
$-	$25,740	$12,870	$12,870

8.	Related Party Transactions and Balances

a)

During the year, consulting fees, bookkeeping, and salaries of $290,937 (2006 - $579,030) were paid to directors and officers of the Company and subsidiaries of the Company, of which $133,130 (2006 - $387,349) was paid by cash and $NIL (2006 – $191,681) was paid by shares, valued at the closing price before the date of settlement. The fees are in the normal course of business and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

b)

During the year, the Company paid $6,280 to an officer for rent of office space provided (2006 – $18,840). This expenditure was measured at the exchange amount which is the amount agreed upon by the transacting parties.

c)

Accounts payable include $157,767 owed to directors, officers and management for management and consulting services rendered (2006 – $193,464). The amounts are unsecured, non-interest bearing and have no repayment terms.

d)	The loans payable of $92,974 are unsecured, non-interest bearing advances from shareholders and directors and have no specified repayment terms (2006 – $7,500).

9.	Capital Leases

The Company has a lease agreement for computers accounted for as capital leases. Current payments are $640 monthly, expiring July 2008. The following is a schedule of future lease payments:

	2007	2006
Total minimum lease payments	$7,038	$14,717
Less amount representing interest	(520)	(2,071)
Balance of obligations	6,518	12,646
Less current portion	(6,518)	(6,128)
Non-current portion	$-	$6,518

Sungold International Holdings Corp.
(A Development Stage Company)
(Presented in Canadian Dollars)

Notes to Consolidated Financial Statements
August 31, 2007

10.	Share Capital

	2007	2006
Authorized:
Unlimited common shares without par value
100,000,000 Class “A” preference shares
without par value
100,000,000 Class “B” preference shares
without par value

Issued and outstanding:
136,926,215 common
(August 31, 2006 – 126,375,535 common)	$22,639,945	$22,045,688

a)	Shares issued during the year

	2007		2006
For cash	9,553,773	$508,271	4,525,516	$575,328
Non-cash transactions:
- for services provided	996,907	85,986	2,242,219	391,712
	10,550,680	$594,257	6,767,735	$967,040

b)	Stock options and stock-based compensation

The Company has a fixed stock option plan for the granting of options to directors, officers and employees of up to 10% of the Company’s issued share capital. The terms of the awards under the Plan are determined by the Board of Directors. The following is a summary of outstanding options:

Sungold International Holdings Corp.
(A Development Stage Company)
(Presented in Canadian Dollars)

Notes to Consolidated Financial Statements
August 31, 2007

10.	Share Capital - continued

b)	Stock options and stock-based compensation – continued

Date of Grant	Exercise Price	Balance August 31, 2006	Granted	Exercised / Expired / Cancelled	Balance August 31, 2007	Expiration date
Aug 10, 2001	US$0.12	300,000	-	-	300,000	Aug 10, 2008
Dec 20, 2001	US$0.09	100,000	-	100,000	-	Dec 20, 2006
Jan 4, 2002	US$0.08	36,000	-	36,000	-	Jan 4, 2007
Oct 11, 2002	US$0.15	200,000	-	-	200,000	Oct 11, 2007
Jan 15, 2003	US$0.11	136,000	-	-	136,000	Jan 15, 2008
May 27, 2003	US$0.05	64,000	-	-	64,000	May 27, 2008
Apr 14, 2005	US$0.12	1,000,000	-	1,000,000	-	Mar 31, 2007
May 27, 2005	US$0.12	750,000	-	750,000	-	Mar 31, 2007
Jun 1, 2005	US$0.12	500,000	-	500,000	-	Mar 31, 2007
Jun 1, 2005	US$0.12	500,000	-	500,000	-	Mar 31, 2007
Jun 6, 2005	US$0.12	500,000	-	500,000	-	Mar 31, 2007
Jul 1, 2005	US$0.12	500,000	-	500,000	-	Mar 31, 2007
Jul 20, 2005	US$0.12	500,000	-	500,000	-	Mar 31, 2007
Jan 16, 2006	US$0.65	500,000	-	500,000	-	Mar 31, 2007
Mar 1, 2006	US$0.50	200,000	-	-	200,000	Feb 28, 2008
Mar 10, 2006	US$0.15	250,000	-	250,000		Mar 31, 2007
Mar 10, 2006	US$0.15	495,000	-	-	495,000	Mar 31, 2008
Sep 1, 2006	US$0.50	-	200,000	-	200,000	Jul 31, 2008
Sep 5, 2006	US$0.20	-	2,800,000	-	2,800,000	Sep 30, 2008
Oct 31, 2006	US$0.50	-	100,000	-	100,000	Oct 31, 2009
Feb 14, 2007	US$0.75	-	175,000	-	175,000	Feb 28, 2009
Feb 14, 2007	US$0.30	-	500,000	-	500,000	Feb 28, 2009
Mar 15, 2007	US$0.50	-	300,000	-	300,000	Mar 31, 2009

		6,531,000	4,075,000	5,136,000	5,470,000

At August 31, 2007, 5,470,000 options are outstanding and exercisable. The weighted-average price of these options is $0.29 and the weighted-average remaining contractual life is 1.03 years.

In 2007, the Company recognized $432,292 (2006 - $64,130) in stock-based compensation expense using the Black-Scholes option pricing model with the following assumptions:

	2007	2006
Risk-free interest rate	3.92% - 4.5%	2.82% to 3.00%
Dividend yield	NIL	NIL
Expected life	2 - 3 years	2 - 3 years
Volatility	160% - 172%	120% - 150%

Sungold International Holdings Corp.
(A Development Stage Company)
(Presented in Canadian Dollars)

Notes to Consolidated Financial Statements
August 31, 2007

10.	Share Capital - continued

b)	Share purchase warrants

Date of Grant	Price	Balance August 31, 2006	Granted	Exercised	Expired / Cancelled	Balance August 31, 2007	Expiration date
May 2, 2005	US$0.15	250,000	-	-	250,000	-	May 31, 2007
May 31, 2005	US$0.05	300,000	-	-	300,000	-	May 31, 2007
May 31, 2005	US$0.05	300,000	-	-	300,000	-	May 31, 2007
May 31, 2005	US$0.05	793,260	-	-	793,260	-	May 31, 2007
May 31, 2005	US$0.15	152,500	-	-	152,500	-	May 31, 2007
Jun 17, 2005	US$0.15	52,250	-	-	52,250	-	Jun 30, 2007
Jun 22, 2005	US$0.15	147,500	-	-	147,500	-	Jun 30, 2007
Jul 27, 2005	US$0.15	50,650	-	-	50,650	-	Jul 31, 2007
Jul 30, 2005	US$0.15	51,000	-	-	51,000	-	Jul 31, 2007
Aug 5, 2005	US$0.15	51,000	-	-	51,000	-	Jul 31, 2007
Oct 3, 2005	US$0.15	35,750	-	-	-	35,750	Sep 30, 2007
Oct 3, 2005	US$0.15	35,750	-	-	-	35,750	Sep 30, 2007
Oct 3, 2005	US$0.15	53,750	-	-	-	53,750	Oct 31, 2007
Nov 15, 2005	US$0.15	30,150	-	-	-	30,150	Nov 30, 2007
Nov 29, 2005	US$0.15	53,500	-	-	-	53,500	Nov 30, 2007
Dec 2, 2005	US$0.15	608,333	-	-	-	608,333	Nov 30, 2007
Dec 8, 2005	US$0.15	25,000	-	-	-	25,000	Dec 31, 2007
Dec 20, 2005	US$0.35	11,400	-	-	-	11,400	Dec 31, 2007
Dec 29, 2005	US$0.50	195,750	-	-	-	195,750	Dec 31, 2007
Jan 2, 2006	US$0.45	110,000	-	-	-	110,000	Dec 31, 2007
Jan 3, 2006	US$0.50	7,250	-	-	-	7,250	Jan 31, 2008
Jan 4, 2006	US$0.42	50,000	-	-	-	50,000	Dec 31, 2007
Jan 12, 2006	US$0.60	14,750	-	-	-	14,750	Jan 31, 2008
Jan 31, 2006	US$0.55	8,000	-	-	-	8,000	May 31, 2008
Apr 25, 2006	US$0.30	29,300	-	-	29,300	-	Apr 30, 2007
May 10, 2006	US$0.30	32,250	-	-	-	32,250	May 31, 2008
May 31, 2006	US$0.26	35,000	-	-	-	35,000	May 31, 2008
Jul 7, 2006	US$0.25	21,000	-	-	-	21,000	Jul 31, 2008
Aug 11, 2006	US$0.18	50,000	-	-	-	50,000	Aug 15, 2008
Aug 18, 2006	US$0.20	62,500		-	-	62,500	Aug 31, 2008
Sep 17, 2006	US$0.15	-	75,000	-	-	75,000	Sep 30, 2008
Sep 14, 2006	US$0.20	-	62,500	-	-	62,500	Sep 30, 2008
Sep 14, 2006	US$0.20	-	62,500	-	-	62,500	Sep 15, 2008
Oct 19, 2006	US$0.10	-	400,000	-	-	400,000	Oct 31, 2008
Nov 20, 2006	US$0.10	-	150,000	-	-	150,000	Nov 30, 2008
Nov 30, 2006	US$0.11	-	250,000	-	-	250,000	Nov 30, 2008
Dec 28, 2006	US$0.11	-	934,091	-	-	934,091	Dec 31, 2008
Dec 15, 2006	US$0.10	-	400,000	-	-	400,000	Dec 31, 2008
Jan 22, 2007	US$0.14	-	285,715	-	-	285,715	Jan 23, 2009
Feb 27, 2007	US$0.11	-	650,000	-	-	650,000	Feb 28, 2009
Feb 27, 2007	US$0.16	-	412,500	-	-	412,500	Feb 28, 2009
Feb 27, 2007	US$0.13	-	538,460	-	-	538,460	Feb 28, 2009
Mar 5, 2007	US$0.13	-	1,015,385	-	-	1,015,385	Mar 31, 2009
Mar 7, 2007	US$0.13	-	153,846	-	-	153,846	Mar 31, 2009
Mar 9, 2007	US$0.12	-	500,000	-	-	500,000	Mar 31, 2009
Mar 15, 2007	US$0.11	-	200,000	-	-	200,000	Mar 31, 2009
Mar 25, 2007	US$0.14	-	75,000	-	-	75,000	Mar 31, 2009
May 24, 2007	US$0.14	-	345,150	-	-	345,150	May 31, 2009
May 25, 2007	US$0.14	-	100,000	-	-	100,000	May 31, 2009
Jun 6, 2007	US$0.16	-	30,490	-	-	30,490	Jun 30, 2009
Aug 3, 2007	US$0.16	-	62,500	-	-	62,500	Jul 31, 2009
Aug 14, 2007	US$0.16	-	31,250	-	-	31,250	Jul 31, 2009
		3,617,593	6,734,387	-	2,177,460	8,174,520

Sungold International Holdings Corp.
(A Development Stage Company)
(Presented in Canadian Dollars)

Notes to Consolidated Financial Statements
August 31, 2007

10.	Share Capital - continued

c)	Share purchase warrants – continued

The fair value of the 6,734,387 warrants issued in 2007 has been determined to be $254,842 using the Black-Scholes pricing model. The following assumptions were used:

2007

Dividend yield	NIL
Risk-free interest rate	3.95% to 4.56%
Expected stock volatility	158% to 172%
Expected life	2 years

11.	Contributed Surplus

	2007	2006
Contributed surplus, beginning of year	$254,587	$190,457
Stock-based compensation (note 10(b))	432,293	64,130
Fair value of warrants (note 10(c))	254,842	-
Contributed surplus, end of year	$941,722	$254,587

12.	Commitments

a)	Lease commitments

The Company has a five year lease ending December 31, 2011 for its office space. Minimum annual lease payments for the next five years are as follows:

2008	-	$102,431
2009	-	$107,666
2010	-	$112,901
2011	-	$118,136
2012	-	$ 39,960

Sungold International Holdings Corp.
(A Development Stage Company)
(Presented in Canadian Dollars)

Notes to Consolidated Financial Statements
August 31, 2007

12.	Commitments

b)	Share commitment

The Company is committed to issue in fiscal 2008, a sufficient number of its common shares to equal $90,000 as determined by the market price on the issue date to satisfy a commitment related to Silks Media.

c)	Regulations

The Company’s activities are subject to various governmental laws and regulations relating to horseracing, virtual horseracing, copyrights, trademarks and patents. These regulations are continually changing. The Company will require approval under all applicable laws and regulations.

13.	Financial Instruments

The Company’s financial instruments consist of sundry receivables, bank overdraft, accounts payable and accrued liabilities, loans payable, and obligations under capital leases. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial statements. The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

14.	Income Taxes

The Company has accumulated non-capital losses for income tax purposes of $12,020,532 which may be carried forward and used to reduce taxable income in future years. Under present tax legislation, these losses will expire as follows:

2008	$1,714,246
2009	2,427,247
2010	2,473,112
2014	1,188,958
2015	1,213,730
2026	1,623,646
2027	1,379,593
$12,020,532

The Company also has accumulated capital losses from the pre-development projects written off, for income tax purposes of $3,771,802 that may be carried forward indefinitely and used to reduce capital gains in the future.

Sungold International Holdings Corp.
(A Development Stage Company)
(Presented in Canadian Dollars)

Notes to Consolidated Financial Statements
August 31, 2007

14.	Income Taxes - continued

The Company’s effective income tax rate differs from the combined Canadian federal and provincial income tax rate. The difference results from the following:

	2007	2006
Combined federal and provincial tax rate	36.12%	36.12%

Income tax recoverable at statutory rate	$(566,516)	$(567,783)
Decrease resulting from:
Stock-based compensation	156,144	23,164
Permanent differences for tax and accounting income	1,318	1,778
Valuation allowance	409,054	542,841
	$-	$-

Future income tax assets and liabilities result from the differences between the carrying amount and the tax basis of the following:

	2007	2006
Non-capital losses	$3,734,000	$4,335,853
Capital assets	(116,000)	(32,406)
Marketing rights	3,300	-
Future income tax assets, before valuation allowance	3,621,300	4,303,447
Valuation allowance	(3,621,300)	(4,303,447)
Net future income tax assets	$-	$-

The timing of the utilization of the future tax assets is undeterminable. Consequently, a full valuation allowance has been provided against the future value of these assets.

15.	Subsequent Events

Subsequent to the year end, the Company received $519,422 from the issuance of 9,181,805 private placement shares, for an average share price of $0.057 per share.

Subsequent to the year end, the Company issued 2,672,893 shares for services in lieu of payments of $205,870.

Sungold International Holdings Corp.
(A Development Stage Company)
(Presented in Canadian Dollars)

Notes to Consolidated Financial Statements
August 31, 2007

16.	US GAAP Reconciliation

Canadian GAAP (CDN GAAP) differs in certain respects from the principles and practices generally accepted in the United States (US GAAP) as outlined:

a)	Pre-Development Costs

Under CDN GAAP, pre-development expenditures are capitalized and amortized over the benefit period of the deferred expenditures once operations commence or are written off if abandoned or impaired. US GAAP requires that pre-development expenditures be expensed as incurred until it is determined that commercially viable operations exist and the expenses then incurred are recoverable.

b)	Comprehensive Income

Under US GAAP, SFAS No. 130 requires that companies report comprehensive income as a measure of overall performance. Comprehensive income includes all changes in equity during a year except those resulting from investments by owners and distribution to owners. Under Canadian GAAP, the Company will present comprehensive income starting with fiscal 2008. The Company has determined that it had no comprehensive income other than the loss in any of the years presented.

c)	Stock-based compensation

For fiscal 2002, the Company adopted SFAS 123 which requires that all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair value. For fiscal 2001 and prior years, the Company measured compensation expense relating to employee stock option plan for US GAAP purposes using the intrinsic value method specified by APB Opinion No. 25. In the Company’s circumstances stock-based compensation was not materially different under Canadian GAAP as compared to US GAAP.

d)	The following are balance sheet items under US GAAP that differ from Canadian GAAP:

	2007	2006
Pre-development costs	$-	$-
Share capital	$27,350,683	$26,756,426
Additional Paid-in capital	$941,722	$254,587
Accumulated deficit during Development Stage	$(28,739,769)	$(27,171,341)

Sungold International Holdings Corp.
(A Development Stage Company)
(Presented in Canadian Dollars)

Notes to Consolidated Financial Statements
August 31, 2007

16.	US GAAP Reconciliation - continued

e)	The following table summarizes the effect on deficit of differences between CDN GAAP and US GAAP:

	2007	2006
Deficit - CDN GAAP	$(23,758,743)	$(22,190,315)
Cumulative effect of previous years’ adjustments	(4,981,026)	(4,935,636)
	(28,739,769)	(27,125,951)
US GAAP material adjustments:
• Effect of the write-off of pre-development costs
on net loss	-	(45,390)
Deficit, US GAAP	$(28,739,769)	$(27,171,341)

f)	The following table summarizes the effect on shareholders’ equity after considering the US GAAP adjustments:

			Deficit
			Accumulated
	Common	Additional	During	Total
	Shares	Paid-in	Development	Shareholders’
	Amount	Capital	Stage	Equity(Deficit)
Common Shares issued /net loss:
August 31, 1986
• Shares for cash	$107,501	$-	$-	$107,501
• Net loss under US GAAP	-	-	-	-
August 31, 1987	107,501	-	-	107,501
• Shares for cash	166,971	-	-	166,971
• Net loss under US GAAP	-	-	-	-
August 31, 1988	274,472	-	-	274,472
• Shares for cash	401,667	-	-	401,667
• Shares for property	227,000	-	-	227,000
• Net loss under US GAAP	-	-	(753,962)	(753,962)
August 31, 1989	903,139	-	(753,962)	149,177
• Shares for cash	622,215	-	-	622,215
• Shares for property	1,897,000	-	-	1,897,000
• Net loss under US GAAP	-	-	(575,612)	(575,612)
August 31, 1990	3,422,354	-	(1,329,574)	2,092,780
• Shares for cash	100,250	-	-	100,250
• Net loss under US GAAP	-	-	(350,482)	(350,482)
August 31, 1991	3,522,604	-	(1,680,056)	1,842,548
• Shares for cash	402,900	-	-	402,900
• Net loss under US GAAP	-	-	(1,420,584)	(1,420,584)

August 31, 1991	$3,522,604	$-	$(1,680,056)	$1,842,548

Sungold International Holdings Corp.
(A Development Stage Company)
(Presented in Canadian Dollars)

Notes to Consolidated Financial Statements
August 31, 2007

16.	US GAAP Reconciliation - continued

f)	The following table summarizes the effect on shareholders’ equity after considering the US GAAP adjustments:

			Deficit
			Accumulated
	Common	Additional	During	Total
	Share	Paid-in	Development	Shareholders’
	Amount	Capital	Stage	Equity(Deficit)
August 31, 1991	$3,522,604	$-	$(1,680,056)	$1,842,548
• Shares for cash	402,900	-	-	402,900
• Net loss under US GAAP	-	-	(1,420,584)	(1,420,584)
August 31, 1992	3,925,504	-	(3,100,640)	824,864
• Shares for cash	465,875	-	-	465,875
• Shares for property	150,000	-	-	150,000
• Net loss under US GAAP	-	-	(289,189)	(289,189)
August 31, 1993 – Balance forward	4,541,379	-	(3,389,829)	1,151,550
• Shares for cash	576,500	-	-	576,500
• Net loss under US GAAP	-	-	(836,050)	(836,050)
August 31, 1994	5,117,879	-	(4,225,879)	892,000
• Shares for cash	175,000	-	-	175,000
• Net loss under US GAAP	-	-	(734,936)	(734,936)
August 31, 1995	5,292,879	-	(4,960,815)	332,064
• Shares for cash	255,750	-	-	255,750
• Net loss under US GAAP	-	-	(498,420)	(498,420)
August 31, 1996	5,548,629	-	(5,459,235)	89,394
• Shares for cash	1,250,000	-	-	1,250,000
• Share-based compensation	1,345,680	-	(1,345,680)	-
• Net loss under US GAAP	-	-	(1,048,444)	(1,048,444)
August 31, 1997	8,144,309	-	(7,853,359)	290,950
• Shares for cash	1,351,967	-	-	1,351,967
• Share-based compensation	2,078,946	-	(2,078,946)	-
• Net loss under US GAAP	-	-	(1,286,579)	(1,286,579)
August 31, 1998	11,575,222	-	(11,218,884)	356,338
• Shares for cash	1,044,358	-	-	1,044,358
• Share-based compensation	1,286,112	-	(1,286,112)	-
• Net loss under US GAAP	-	-	(1,319,276)	(1,319,276)
August 31, 1999	13,905,692	-	(13,824,272)	81,420
• Shares for cash	2,182,351	-	-	2,182,351
• Net loss under US GAAP	-	-	(1,937,995)	(1,937,995)
August 31, 2000	$16,088,043	$-	$(15,762,267)	$325,776

Sungold International Holdings Corp.
(A Development Stage Company)
(Presented in Canadian Dollars)

Notes to Consolidated Financial Statements
August 31, 2007

16.	US GAAP Reconciliation - continued

f)	Summarizing the effect on shareholders’ equity after considering the US GAAP adjustments (continued):

			Deficit
			Accumulated
	Common	Additional	During	Total
	Shares	Paid in	Development	Shareholders’
	Amount	Capital	Stage	Equity(Deficit)
		$-
August 31, 2000	$16,088,043		$(15,762,267)	$325,776
Shares for cash	2,391,331	-	-	2,391,331
Net loss under US GAAP	-	-	(2,039,864)	(2,039,864)

August 31, 2001	18,479,374	-	(17,802,131)	677,243
Shares for cash	2,388,010	-	-	2,388,010
Net loss under US GAAP	-	-	(2,476,731)	(2,476,731)
August 31, 2002	20,867,384	-	(20,278,862)	588,522
• Shares issuance	2,417,723	-	-	2,417,723
• Share-based compensation	-	51,922	-	51,922
• Net loss under US GAAP	-	-	(2,611,684)	(2,611,684)
August 31, 2003	23,285,107	51,922	(22,890,546)	446,483
• Shares issuance	1,385,197	-	-	1,385,197
• Net loss under US GAAP	-	-	(1,274,830)	(1,274,830)
August 31, 2004	24,670,304	51,922	(24,165,0376)	556,850
• Shares issuance	1,119,082	-	-	1,119,082
• Share-based compensation	-	138,535	-	138,535
• Net loss under US GAAP	-	-	(1,388,641)	(1,388,641)
August 31, 2005	25,789,386	190,457	(25,554,017)	425,826
• Shares issuance	967,040	-	-	967,040
• Share-based compensation	-	64,130	-	64,130
• Net loss under US GAAP	-	-	(1,617,324)	(1,617,324)
August 31, 2006	26,756,426	254,587	(27,171,341)	(160,328)
• Shares issuance	594,257	-	-	594,257
• Share-based compensation	-	432,293	-	432,293
• Warrants	-	254,842		254,842
• Net loss under US GAAP	-	-	(1,568,428)	(1,568,428)
August 31, 2007	$27,350,683	$941,722	$(28,739,769)	$(447,364)

16.	US GAAP Reconciliation - continued

g)	The following table summarizes the effect on net loss of differences between CDN GAAP and US GAAP:

	Cumulative from
	April 7, 1986 to
	August 31, 2007	2007	2006	2005
Net loss under CDN GAAP	$(23,758,743)	$(1,568,428)	$(1,571,934)	$(1,988,897)
US GAAP material adjustments:
• Effect of the write-off of pre-
development costs on net loss	(270,288)	-	(45,390)	600,256
• Share-based compensation	(4,710,738)	-	-	-
Net loss under US GAAP	$(28,739,769)	$(1,568,428)	$(1,616,259)	$(1,389,886)

Loss per share under US GAAP		0.0119	0.0131	0.0125
Weighted average number of shares		132,171,236	123,834,644	111,579,338

h)	Recent Accounting Pronouncements

Under the Securities and Exchange Commission’s Staff Accounting Bulletin No.74, the Company is required to disclose certain information related to recently issued accounting standards. The recently issued accounting standards are summarized as follows:

In February 2007, FASB issued SFAS 159 The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS 159”), which allows companies to choose to measure at fair value many financial instruments and certain other items that are not currently required to be measured at fair value. SFAS 159 becomes effective for fiscal years beginning on or after November 15, 2007. The Company is currently evaluating the effect of SFAS 159 on its consolidated financial position and results of operations.

In September 2006, FASB issued SFAS 157 Fair Value Measurements (“SFAS 157”), which defines fair value, establishes a framework for measuring fair value, and expands disclosures about assets and liabilities measured at fair value. SFAS 157 becomes effective for fiscal years beginning on or after November 15, 2007. The Company is currently evaluating the effect of SFAS 157 but does not expect its implementation to have a material impact on its consolidated financial position and results of operations.

(b)	Exhibits

Exhibit Number	Description
1.1	Certificate of Incorporation for 307198 B.C. Ltd. dated April 7, 1986.(1)
1.2	Certificate for 307198 B.C. Ltd. changing name to Fircrest Resources Ltd. dated July 2, 1986.(1)
1.3	Certificate for Fircrest Resources Ltd. changing name to NTC Capital Corporation dated October 30, 1991. (1)
1.4	Certificate of Change of Name for NTC Capital Corporation changing name to Sungold Gaming Inc. dated March 1, 1994.(1)
1.5	Certificate of Change of Name for Sungold Gaming Inc. changing name to Sungold Gaming International Ltd. dated May 26, 1997.(1)
1.6	Altered Memorandum of the Corporation dated February 22, 2002, effective June 13, 2002, amending share capital.(3)
1.7	Articles of Continuance.(4)
1.8	Bylaw No. 1 of the Corporation.(4)
4.1	Consulting Agreement between Sungold Gaming International Ltd. and Kim N. Hart dated May 1, 1998.(1)
4.2	Consulting Agreement between Sungold Gaming International Ltd. and Anne Kennedy dated July 1, 1998.(1)
4.3	Consulting Agreement between Horsepower Network.com Inc. and Kim N. Hart dated May 1, 2000.(4)
4.4	Agreement dated May 2, 2001 between the Corporation and SafeSpending Services Inc.(2)
4.5	Agreement dated May 2, 2001 between the Corporation and Jerome Nootebos.(2)
4.6	Consulting Agreement between Horsepower Broadcasting Network (HBN) International Ltd. and Larry Simpson dated October 11, 2002.(3)
4.7	Amendment to Consulting Agreement dated January 2, 2003, between the Corporation and Kim N. Hart. (3)
4.8	Amendment to Consulting Agreement dated January 2, 2003, between the Corporation and Anne Kennedy.(3)
4.9	Letter of Intent-Extension between TAC International Investments LLC and the Corporation dated September 30, 2003.(4)
4.10	Amendment to Consulting Agreement dated October 1, 2003, between the Corporation and Anne Kennedy.(1)
4.11	Amendment to Consulting Agreement dated October 1, 2003, between the Corporation and Kim N. Hart.(1)
4.12	Amendment to Consulting Agreement dated January 2, 2004, between the Corporation and Anne Kennedy.(4)
4.13	Amendment to Consulting Agreement dated January 2, 2004, between the Corporation and Kim N. Hart.(4)
4.14	Amendment to Consulting Agreement dated January 2, 2004, between Horsepower Broadcasting Network (HBN) International Ltd. and Kim N. Hart.(4)
4.15	Business Services Agreement dated January 18, 2005, between Sungold International Holdings Corp. and Hart Ventures. (5)
4.16	Option Agreement dated March, 2004 between the Corporation and A.C. Gilmore & Sons (Farms) Ltd. (5)
4.17	Consulting Agreement dated June 28, 2004 between the Corporation and T-SWAT Consulting Ltd. (5)
4.18	License Agreement dated May 12, 2004 between Truro Raceway and Horsepower Broadcasting Network (HBN) International Ltd. (5)
4.19	License Agreement dated August 13, 2004 between Inverness Raceway and Horsepower Broadcasting Network (HBN) International Ltd. (5)
4.20	License Agreement dated April 2, 2004 between Manitoba Jockey Club dba as Assinboia Downs and Horsepower Broadcasting Network (HBN) International Ltd. (5)
4.21	License Agreement dated March 8, 2004 between Pompano Park Racing and Horsepower Broadcasting Network (HBN) International Ltd. (5)
4.22	License Agreement dated September 28, 2004 between Fredericton Exhibition Limited and Horsepower Broadcasting Network (HBN) International Ltd. (5)
4.23	License Agreement dated November 15, 2004 between Flagler Greyhound Track and Horsepower Broadcasting Network (HBN) International Ltd. (5)
4.24	License Agreement dated November 24, 2004 between Buffalo Trotting Association and Horsepower Broadcasting Network (HBN) International Ltd. (5)

Exhibit Number	Description
4.25	Letter of Intent-Extension between TAC International Investments LLC and the Corporation dated July 30, 2004. (5)
4.26	Agency Agreement dated July 15, 2005 between the Corporation, Horsepower Broadcasting Network (HBN) International Ltd. and The Web Gaming Consultants (6)
4.27	Management Services Agreement dated June 1, 2005 between the Corporation, Horsepower Broadcasting Network (HBN) International Ltd. and Nick DeSante (6)
4.28	Management Services Agreement dated June 6, 2005 between the Corporation, Horsepower Broadcasting Network (HBN) International Ltd., Jeff Grant and T-Swat Consulting (6)
4.29	Management Services Agreement dated July 12, 2005 between the Corporation, Horsepower Broadcasting Network (HBN) International Ltd. and Paul T. Coulter (6)
4.30	Management Services Agreement dated November 14, 2005 between the Corporation, Horsepower Broadcasting Network (HBN) International Ltd. and Patrick Kearns (6)
4.31	Agreement between the Corporation and Cynthia DeMonte Associates Ltd. dated July 7, 2005 (6)
4.32	Employment Agreement dated June 1, 2005 between the Corporation, Horsepower Broadcasting Network (HBN) International Ltd. and Larry Simpson (6)
4.33	Employment Agreement dated January 16, 2006 between the Corporation, Racing Unified Network (R.U.N.), and Richard Henley (6)
4.34	Employment Agreement dated July 1, 2005 between the Corporation, Safespending Inc., and Troy Griffin (6)
4.35	Management Services Agreement dated May 27, 2005 between the Corporation, Horsepower Broadcasting Network (HBN) International Ltd. and Tony Currie (6)
4.36	Letter of Intent dated July 15, 2005 between Traxco and the Corporation (6)
4.37	Management Services Agreement dated April 14, 2005 between the Corporation and T. Keith Blackwell (6)
4.38	Amendment to Management Services Agreement between the Corporation and T. Keith Blackwell dated February 7, 2006 (6)
4.39	Management Services Agreement dated January 16, 2006 between the Corporation, Horsepower Broadcasting Network (HBN) International Ltd. and Scott Rowe (6)
4.40	Consulting Agreement dated January 29, 2007 between the Corporation and Todd Stinson
6	See Note 13 to the Corporation’s consolidated financial statements included in Item 19 of this Form 20-F for information on how earnings per share information was calculated.
8	List of significant subsidiaries. (6)
11.1	Code of Ethics (6)
12.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes- Oxley Act of 2002.
13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(1)	Previously filed as an exhibit to the Corporation’s Registration Statement on Form 20-F filed on February 20, 2002.
(2)	Previously filed as an exhibit to the Corporation’s Annual Report on Form 20-F filed on February 28, 2002.
(3)	Previously filed as an exhibit to the Corporation’s Annual Report on Form 20-F filed on March 17, 2003.
(4)	Previously filed as an exhibit to the Corporation’s Annual Report on Form 20-F filed March 19, 2004.
(5)	Previously filed as an exhibit to the Corporation’s Annual Report on Form 20-F filed March 5, 2005.
(6)	Previously filed as an exhibit to the Corporation’s Annual Report on Form 20-F filed March 15, 2006.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

SUNGOLD INTERNATIONAL HOLDINGS CORP.

Date: April 14, 2008	By:	/s/ T. Keith Blackwell

T. Keith Blackwell
Chief Executive Officer and
Chief Financial Officer