Form 20-F/A
period 2007-08-31
SUNGOLD INTERNATIONAL HOLDINGS CORP
filed 2008-05-22
CIK 1073674

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A
Amendment No. 1

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

EXPLANATORY NOTE

The company is refiling these Financial Statements to include the report of the auditors for each of the prior two years, and to delete the logo of the current auditors from all pages except their opinion page.

No other changes have been made to these financial statements.

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

Auditors’ Reports

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

SUNGOLD INTERNATIONAL HOLDINGS CORP.

Date: May 22, 2008	By:	/s/ T. Keith Blackwell

T. Keith Blackwell
Chief Executive Officer and
Chief Financial Officer