Form 20-F
period 2008-08-31
SUNGOLD INTERNATIONAL HOLDINGS CORP
filed 2009-04-21
CIK 1073674

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED AUGUST 31, 2008

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

COMMON SHARES: 153,122,507

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes X No _____

Indicate by check mark which financial statement item the Registrant has elected to follow.

Item 17 X Item 18 _____

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

-i-

Part III

Item 17.	Consolidated financial statements	53

Item 18.	Exhibits	53

-ii-

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

A. SELECTED FINANCIAL DATA

The following table presents selected consolidated financial data of the Corporation for the fiscal years 2004, 2005, 2006, 2007 and 2008. You should read this information in conjunction with the consolidated financial statements included elsewhere in this annual report. The Corporation’s 2008 and 2007 consolidated financial statements have been audited by MSCM LLP, the Corporation’s independent accountants. The Corporation’s 2006 consolidated financial statements were audited by Mintz & Partners LLP. The consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”). Note 18 to the Corporation’s consolidated financial statements provides a description of the principal differences between Canadian GAAP and United States Generally Accepted Accounting Principles (“US GAAP”), as they relate to the Corporation, and a reconciliation to US GAAP of the Corporation’s net income and stockholders’ equity.

All information provided in the Summary of Financial Information below is in Canadian dollars and has been compiled according to Canadian GAAP and reconciled with U.S. GAAP at Note 18 to the consolidated financial statements.

	2008	2007	2006	2005	2004
	(Cdn$)	(Cdn$)	(Cdn$)	(Cdn$)	(Cdn$)
OPERATING DATA:
Revenue	-	-	-	-	-
General And
Administrative Expenses	1,775,386	1,568,428	1,571,934	1,988,897	1,211,718
Net (Loss) from Operations
- Canadian GAAP	(1,775,386)	(1,568,428)	(1,571,934)	(1,988,897)	(1,211,718)
- US GAAP	(1,505,098)	(1,568,428)	(1,617,324)	(1,388,641)	(1,274,830)
Net (Loss) Per Share
- Canadian GAAP	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)
- US GAAP	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)
Working Capital (Deficiency)	(1,691,882)	(953,222)	(637,586)	(187,667)	34,395

	2008	2007	2006	2005	2004
	(Cdn$)	(Cdn$)	(Cdn$)	(Cdn$)	(Cdn$)
Total Assets
- Canadian GAAP	780,347	814,859	772,557	928,938	1,592,034
- US GAAP	780,347	544,571	502,269	704,040	766,880
Total Liabilities	1,732,001	991,935	662,597	278,214	210,030
Shareholders Deficiency
- Canadian GAAP	(951,654)	(177,076)	109,960	650,724	1,382,004
- US GAAP	(1,006,867)	(447,364)	(160,328)	425,826	556,850
Long-Term Obligations	-	-	6,518	14,519	-
Capital Stock (number of shares)	153,122,507	136,926,215	126,375,53	119,607,800	103,364,740
Dividends Declared Per Share	-	-	-	-	-

CURRENCY AND EXCHANGE RATES

We prepare our consolidated financial statements in Canadian dollars. In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian dollars. The following tables set forth, for the periods and dates indicated, information concerning the exchange rates between U.S. dollars and Canadian dollars based on the noon rates of exchange as reported by the Federal Reserve Bank of New York, expressed in U.S. dollars per Canadian dollar. No representation is made that the Canadian dollar amounts, on the one hand, or the U.S. dollar amounts, on the other hand, referred to in this Annual Report could be or could have been converted in U.S. dollars or Canadian dollars, as the case may be, at any particular rate or at all.

Year Ended	Average(1) (US$)	High (US$)	Low (US$)	Period End (US$)
August 31, 2004	0.7522	0.7879	0.7159	0.7595
August 31, 2005	0.8163	0.8411	0.7912	0.8411
August 31, 2006	0.8720	0.9100	0.8361	0.9037
August 31, 2007	0.8963	0.9641	0.8437	0.9470
August 31, 2008	0.9129	1.0678	0.9365	0.9411

Month	Average(2) (US$)	High (US$)	Low (US$)	Period End (US$)
August 2008	0.9559	0.9753	0.9365	0.9411
September 2008	0.9468	0.9673	0.9263	0.9435
October 2008	0.8576	0.9426	0.7726	0.8220
November 2008	0.8238	0.8696	0.7779	0.8080
December 2008	0.8035	0.8358	0.7711	0.8166
January 2009	0.8154	0.8458	0.7849	0.8062
February 2009	0.7980	0.8202	0.7758	0.7870
March 2009	0.7929	0.8167	0.7692	0.7935

Notes:

(1)	The average of the noon buying rates on the last business day of each month during the period.
(2)	The average of the lowest and the highest noon buying rates during the month.

The noon rate of exchange on April 14, 2009 as reported by the United States Federal Reserve Bank of New York for the conversion of Canadian dollars into United States dollars was $1.2092 ($1.00 = US$0.8270) .

B. CAPITALIZATION AND INDEBTEDNESS

Not Applicable.

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not Applicable.

D. RISK FACTORS

Certain risks are associated with the Corporation’s business including the following:

The Securities of the Corporation are Highly Speculative

In evaluating the Corporation, it is important to consider that the Corporation is in the development stage of its operations consisting of a live race lottery event, a virtual race lottery event, a pari-mutuel, virtual horseracing game, publishing ThoroughbredStyle magazine, and the development of an Internet payment system. A prospective investor or other person reviewing the Corporation should not consider an investment unless the investor is capable of sustaining an economic loss of the entire investment. All costs have been funded through equity.

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

Need for Additional Financing to Fund Current Commitments

The Corporation requires further financing to continue its daily operations and to fund ongoing project development. The Corporation anticipates it will need to raise approximately US $650,000 to meet its current operating budget for the fiscal year ending August 31, 2009. The Corporation has not yet secured all of this required financing, but management is confident in the processes underway and believes it will meet its operating budget requirements through August 31, 2009. If additional financing is not available at all or on acceptable terms, the Corporation may have to substantially reduce or cease its operations.

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

The Corporation’s Audited Consolidated financial statements Contain a Note about the Corporation’s Ability to Continue as a Going Concern

The Corporation’s consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern. As of August 31, 2008, the Corporation had an accumulated deficit of $25,534,129, which, if prepared under US GAAP, would have an accumulated deficit of $30,244,867 as at August 31, 2008. The Corporation’s ability to continue as a going concern and the recoverability of the amounts shown for predevelopment costs is primarily dependant on the ability of the Corporation to operate its principle products, the Horsepower 8 World Pool Lottery, the Horsepower® World Pool, and to a lessor extent, the Advance Deposit Wagering, together with publishing ThoroughbredStyle magazine, marketing the SportsPageTV system, and or develop the SafeSpending™ system profitably in the future. The Corporation plans to meet anticipated financing needs in connection with its obligations by the exercise of stock options, share purchase warrants and through private placements, public offerings or joint venture participation by others. Failure to continue as a going concern would require a restatement of assets and liabilities on a liquidation basis, which would differ materially from the going concern basis on which the Corporation’s consolidated financial statements were prepared. Under U.S. GAAP, the auditor’s report on the consolidated consolidated financial statements contains an explanatory paragraph when the consolidated financial statements are affected by conditions and events that cast substantial doubt on a company’s ability to continue as a going concern such as those described in Note 1 to the Corporation’s audited consolidated financial statements.

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

History and Development of the Corporation

The Corporation is a development stage company focused on the development of a live race lottery event, an on-line advance deposit wagering system, a virtual race lottery event, a pari-mutuel, virtual horseracing game, publishing the ThoroughbredStyle magazine, and the development of an Internet payment system. From 1988 to 1993, the Corporation was engaged in the mineral exploration business. Beginning in 1993, the Corporation decided to refocus its principal business and concentrate its resources on developing the above projects and two others which have since been abandoned.

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

The Corporation has not proceeded with any installations to date because of the legal barriers. The Corporation decided to take a different approach instead and towards the end of the 2006 fiscal period the Corporation began to direct its attention to the Internet and European market because there are no legal barriers to the operation of the Horsepower® World Pool game in these markets. There are over 8,500 licensed betting shops in the United Kingdom where it is legal to operate the game as the Corporation envisions it. The amount of the total Handle (amount bet) for Great Britain and Ireland in 2004 as published by the International Federation of Horseracing Authorities was 18,120,259,542 Euros. This indicates the size of the market that the Corporation is now targeting for the introduction of the Horsepower® World Pool game.

Management made a decision to improve the appearance of the product by adopting more realistically detailed and fluid graphics that are currently available in the market. This decision was precipitated in order to make the product more attractive, particularly for the target market described above. The Corporation has had discussions with two companies capable of providing this feature, but have not initiated the plan.

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

The Corporation announced on December 21, 2006 that Racing Unified Network (R.U.N.) Inc. signed a Letter of Intent with SportsPageTV, a division of BeepMe Las Vegas Inc., a Nevada-based company that offers up-to-the-minute sports scores and odds using secure Internet technology. The letter of intent assigns Racing Unified Network the right to place the Scoreboard Sports Ticker system into any facilities in Canada, such as sports bars, restaurants, hotels, and racetracks and casinos in North America. RUN also has the right to sell the advertising time to all new facilities. The letter of intent was confirmed in a formal agreement on February 14, 2007. After a concentrated marketing effort over a lengthy period, it was determined that the market was reluctant to adopt the product and the Corporation discontinued its effort on it.

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

In March of 2007, the Silks Media Corporation, the corporation’s equity incestment, announced the purchase of the complete assets of ThoroughbredStyle Magazine and website from Thoroughbred Capital 2006 LLC on behalf of Silks Media Corporation, a company which it incorporated in Nevada in exchange for the initial share capital. A similar number of initial shares are committed to the operations management team for their participation

On June 20, 2007, the Corporation announced that it had signed a Letter of Intent with the Chippewa Indians’ Sky Dancer Casino in Belcourt, North Dakota, initiating a joint venture agreement to market and launch the Corporation’s proprietary Horsepower 8 World Pool Lottery on the Internet. On October 2, 2007 the Corporation announced that it had signed a three year agreement with the Turtle Mountain Band of Chippewa Indians in Belcourt, North Dakota, to market and launch in partnership, the Horsepower 8 World Pool Lottery on the Internet.

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

Recent Corporate Developments

On February 21, 2008, Sungold International Holdings Corp. announced that a Letter of Intent was signed with Beachfront Enterprises LLC, a California company, to host the Horsepower 8 World Pool Lottery online site for International wagering. Time expired on the Letter of Intent and no final agreement was concluded. The Corporation is currently still offering an International Licensing agreement for the Horsepower 8 World Pool Lottery product.

On February 25, 2008 The Corporation incorporated Silks Corporation in the state of Nevada for the purpose of establishing on-line advance deposit wagering as RacingtheWorld.com, and on May 21, 2008 it announced an agreement with North Dakota Horse Park as part of the Simulcast Licensing process.

On December 2, 2008 the Corporation announced that Silks Corporation had been granted a Simulcast Service Provider License by unanimous vote of the North Dakota Racing Commission and confirmed by the Attorney General’s Office, and on December 9, 2008 the License was renewed for the calendar year 2009.

Silks Corporation, a subsidiary company, in partnership with Horse Race North Dakota, a charity which operates the North Dakota Horse Park race track, established an Off-Track Betting parlour in downtown Fargo at the end of February 2009. Silks Corporation has been busy signing contracts with race tracks for simulcast betting signals to be used at the Off-Track Betting location, which is known as the Turf Club at Dempsey’s. Dempsey’s is a popular Irish Pub. A total of 21 Race Tracks have been signed so far.

The Corporation’s subsidiary, SafeSpending Inc., is in the business of developing a process to enable e-Commerce companies to access more revenue due to the elimination of current consumer fears and apprehensions surrounding the posting of credit card numbers and personal information on the Internet. The detailed development of this project is being deferred until after completing necessary financing arrangements, and in deference to the on-line wagering products.

The Corporation is currently exploring the capital market to source sufficient financing for completing its projects. From now until the Horsepower® products are launched, the Corporation has budgeted a requirement of $1,000,000 for the associated costs, including marketing. There are not yet any such funding commitments in place but the Corporation and financing consultants are currently working on obtaining additional financing.

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

During the three year period ended August 31, 2008, the Corporation financed its operations by selling 33,514,707 in equity securities either for cash or in settlement of debt. In the same three year period, the Corporation spent $27,460 in acquisition of capital assets, and $45,390 in pre-development costs for a total of $72,850 spent on development expenditures related to its entertainment projects. See “Business Overview” below.

B. BUSINESS OVERVIEW

The Corporation and its wholly owned subsidiaries, Horsepower Broadcasting Network (HBN) International Ltd., a company incorporated under the laws of Canada, Racing Unified Network (R.U.N.) Inc., a company incorporated under the laws of Canada, SafeSpending Inc., a company incorporated under the laws of Arizona, Silks Corporation, a company incorporated in February 2008 under the laws of Nevada and Silks Media Corporation, a 43.82 percent owned company, also incorporated under the laws of Nevada, are in the business of developing and operating a live race lottery event, a virtual race lottery event, a pari-mutuel, virtual horseracing game, on-line wagering, publishing the ThoroughbredStyle magazine, the development of an Internet payment system, and to a lessor extent, developing advertising revenues associated with the virtual horse racing system, and the print and electronic media magazine program.

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

2.	SILKS MEDIA CORPORATION – THOROUGHBREDSTYLE MAGAZINE

Silks Media Corporation publishes ThoroughbredStyle Magazine. The first ‘Collector’s Edition’ was published in August, boasting an original cover by Peb, the renowned cartoonist, and all issues have since been published with original art on the cover, a tradition for the Magazine.

ThoroughbredStyle Magazine was ranked in the top thirty new magazine launches for 2007 out of seven hundred and thirty new launches reviewed. Six issues have been distributed so far and the seventh issue is ready to be printed. Each issue includes lively human-interest stories about Thoroughbred racing, the horses, the people and their Thoroughbred lifestyle.

An arrangement has recently been made with the Thoroughbred Owners of California to distribute ThoroughbredStyle Magazine with their Owner’s Circle quarterly journal to their membership.

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

At the same time Sungold International Holdings Corp. announced a stock distribution to shareholders of Sungold International Holdings Corp. of one Silks Corporation share for each ten Sungold International Holdings Corp. shares owned as of the record date, which is February 29, 2008. This share structuring, when complete, will make Silks Corporation an independent company with very similar shareholders as Sungold International Holdings Corp. The Corporation plans to register Silks Corporation as a public company, initially on the NASDAQ OTCBB.

On December 2, 2008 the Corporation announced that Silks Corporation had been granted a Simulcast Service Provider License by unanimous vote of the North Dakota Racing Commission and confirmed by the Attorney General’s Office, and on December 9, 2008 the License was renewed for the calendar year 2009.

Silks Corporation, in partnership with Horse Race North Dakota, a charity which operates the North Dakota Horse Park race track, established an Off-Track Betting location in downtown Fargo at the end of February 2009. Silks Corporation has been busy signing contracts with race tracks for simulcast betting signals to be used at the Off-Track Betting location, which is known as the Turf Club at Dempsey’s. Dempsey’s is a popular Irish Pub.

A total of 21 Race Tracks have been signed so far.

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

The Corporation anticipates it will need to raise approximately $650,000 during the fiscal year ending August 31, 2009, to meet its minimum projected expenditures for such period. See “Description of Business - Plan of Operation.” There can be no assurance that the Corporation will successfully obtain such financing on acceptable terms.

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

PLAN OF OPERATION

Below is a summary of the Corporation’s Plan of Operation and operating budget for each of the Corporation’s projects and for administration and marketing for the fiscal year ending August 31, 2009.

Horsepower® Project

During the fiscal year ending August 31, 2009, the Corporation anticipates that its plan of operation related to the Horsepower® internet wagering systems will consist of, among other things, (i) introducing and marketing the Horsepower® Lottery systems as a United States Lottery result, available on the internet world-wide; and (ii) development of an advertising network integrated with the Horsepower® system creating awareness of the Lottery and the Corporation.

Racing Unified Network (R.U.N.) Inc. Project

During the fiscal year ending August 31, 2009, the corporation will continue to focus on the advertising program for ThoroughbredStyle Magazine.

SafeSpending™ Project

During the fiscal year ending August 31, 2009, the Corporation expects to be too involved with the Lottery launches to begin software development of the internet prepayment system.

Set forth below is the Corporation’s anticipated operating and development budget for the Horsepower® Lottery Systems, Racing the World on-line wagering and Racing Unified Network for the fiscal year ending August 31, 2009.

Horsepower® Lottery Systems
Development Expenses	CDN$
Launch expenses	500,000
Software Development	175,000
Hardware Systems	100,000
System Management	100,000
Total Horsepower® System:	$875,000

Racing Unified Network (R.U.N.) Inc.
Operating Expenses	CDN$
Salaries	80,000
Travel	20,000
Total Racing Unified Network:	$100,000

Set forth below are the Corporation’s estimated operating budgets for administrative expenses for the fiscal ye ar ending August 31, 2009:

Administration Expenses	CDN$
Office/Telephone/Supplies	100,000
Office Rent/Services	150,000
Legal/Audit/Trust Corporation	150,000
Management/Consulting Fees	650,000
Investor Relations	100,000
Travel/Entertainment	65,000
Contingency	100,000
Total Administration Expenses	1,315,000

TOTAL OPERATING AND DEVELOPMENT BUDGET:	$2,290,000

The Corporation’s total operating and development budget for the fiscal year ending August 31, 2009, is estimated to be approximately $2,290,000. There can be no assurance that the Corporation’s actual expenditures for the fiscal year ending August 31, 2009, will not exceed the Corporation’s estimated budgets. Actual expenditures will depend on a number of factors, some of which are beyond the control of the Corporation, including, among other things, reliability of the assumptions of management in estimating cost and timing, certain economic and political factors, the time expended by consultants and professionals and fees associated with applications related to the Corporation’s projects. If the actual expenditures for such costs exceed the estimated costs or if events occur that require additional expenditures, the Corporation will be required to raise additional financing or to defer certain expenditures to meet other obligations. The failure to meet certain expenditures may cause the Corporation to default on material obligations and such default may have a material adverse effect on the Corporation’s business and results of operations.

C. ORGANIZATIONAL STRUCTURE

The Corporation has four wholly owned subsidiaries: (i) Horsepower Broadcasting Network (HBN) International Ltd., a company incorporated under the laws of Canada; (ii) Racing Unified Network (R.U.N.) Inc., a company incorporated on June 26, 2003, under the laws of Canada; (iii) SafeSpending Inc. (formerly Sungold Entertainment USA Inc.), a company incorporated under the laws of Arizona; (iv) Silks Corporation, a company incorporated on February 5, 2008 under the laws of Nevada. In addition, Silks Media Corporation, is a 43.82 percent owned company, also incorporated under the laws of Nevada.

D. PROPERTY PLANTS AND EQUIPMENT

The Corporation’s corporate headquarters are located in Toronto, Ontario, Canada. The Corporation is renting office space in Toronto, from January 1, 2007, under two leases, totalling 5,235 square feet, costing $8,681 per month. The Corporation has a satellite office in North Dakota, leased by Silks Corporation costing US $265 per month. Management believes these rates are favourable compared with market rates.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following should be read in conjunction with the Corporation’s consolidated financial statements, forming a part of this document, including note 18 to the annual consolidated financial statements which provides a reconciliation between US GAAP and Canadian GAAP.

Critical Accounting Policies

The Corporation’s consolidated financial statements are prepared in conformity with Canadian generally accepted accounting principles, which require management to make estimates and assumptions which can affect the reported balances. In determining estimates of net recoverable amounts and net realizable values, or whether there has been a permanent impairment in value, for pre-development costs and equipment, the Corporation relies on assumptions regarding applicable industry performance and prospects, as well as general business and economic conditions that prevail and are expected to prevail. Assumptions underlying asset valuations are limited by the availability of reliable comparable data and the uncertainty of predictions concerning future events.

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

The Corporation has funded its business operations, working capital and business development by the issuance of share capital under private placements and by the exercise of accompanying warrants and stock options in the aggregate amount of $17,839,838 for cash and $2,894,045 for debt settlement since inception.

As of August 31, 2008, the Corporation had a cash deficit of $2,800, $40,119 in sundry receivables, and $1,402,502 in accounts payable. As of August 31, 2007, the Corporation had a cash deficit of $17,152 and $38,073 in sundry receivables, $640 in prepaid expenses and $875,291 in accounts payable.

The Corporation's net losses for the fiscal years ended 2008 and 2007 were $1,775,386 and $1,568,428 respectively.

A. OPERATING RESULTS

The following is a summary of selected financial data for the Corporation for its last three completed financial years.

		Year ended
	August 31,	August 31,	August 31,
	2008	2007	2006

Revenue	$Nil	$Nil	$Nil
Net (Loss)	($1,775,386)	($1,568,428)	($1,571,934)
(Loss) Per Share	($0.0121)	($0.0119)	($0.0127)
Net (Loss) US GAAP	($1,505,098)	($1,568,428)	($1,617,324)
(Loss) Per Share US GAAP	($0.0098)	($0.0119)	($0.0131)
Dividends Per Share	$Nil	$Nil	$Nil
Dividends Per Share (US GAAP)	$Nil	$Nil	$Nil
Weighted Average Number of Shares(2)	146,251,693	132,171,236	123,834,644
Working (Deficiency)	($1,691,882)	($953,222)	($637,586)
Pre-development costs	-	$270,288	$270,288
Long Term Debt	-	-	$6,518
Long Term Debt (US GAAP)	-	-	$6,518
Shareholders’ Deficit	($951,654)	($177,076)	$109,960
Total Assets	$780,347	$814,859	$772,557
Total Assets (US GAAP)	$780,347	$544,571	$502,269

Year Ended August 31, 2008 Compared to August 31, 2007

Revenues. As the Corporation was still in the development stage, the Corporation had no revenue from operations during fiscal 2008 or 2007.

Operating Expenses. Operating expenses for fiscal 2008 were $1,775,386 compared to $1,568,428 for fiscal 2007, but 2008 included writting off $270,288 of pre-development expenses related to the SafeSpending project, and the Horsepower® World Pool virtual horse racing system a 203,151 equity loss on the Silks Media Corporation investment and a $153,603 payment default penalty. Otherwise, the 2008 operating expenses are 23% lower than 2007, primarily resulting from the fact that there was no stock based compensation during the year whereas 2007 included a charge of $432,292 resulting from options granted

Financing Expenditures. During the year ended August 31, 2008, the Corporation issued 16,196,292 private placement units to settle debts, pay for services, and provide working capital in total of $767,825. There were no proceeds from the exercise of share purchase warrants and incentive share purchase options in fiscal 2008.

Pre-development Expenditures.The pre-development expenditures capitalized in prior years under Canadian GAAP were written off during the year in amounts of $145,491and $124,797 respectively for a total of $207,288 related to the SafeSpending™ project and related to the Horsepower® project.

Net Loss is the same as Operating Expenses as ther are no Revenus. The Corporation’s net loss of $1,775,386 for fiscal 2008, compared to a net loss of $1,568,428 for fiscal 2007 is analysed above under Operating Expenses. The resulting $0.0121 loss per share for fiscal 2008 compares to $0.0119 loss per share for fiscal 2007 and reflects the Corporation's net loss in the 2008 and 2007 fiscal years under Canadian GAAP.

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

B. LIQUIDITY AND CAPITAL RESOURCES

As at August 31, 2008, the Corporation had the following cash deficit:

USD Account (expressed in CDN$)	$221
CDN Account	(3,014)
$(2,793)

The Corporation has a planned operating budget of $2,290,000 for the fiscal year ended August 31, 2009. The Corporation currently does not have sufficient funds to fund its operations through the fiscal year ended August 31, 2009, and will be required to raise additional funds through equity or debt financing. The Corporation anticipates it will raise funds to meet its planned operating budget through private placements of equity and debt financing.

The following is a summary of the Corporation’s financing activities during the fiscal years ending August 31, 2008, 2007 and 2006:

1.

During the year ended August 31, 2008, the Corporation issued 16,196,292 common shares pursuant to private placements to, pay for services of $232,323 and provide working capital of $545,540. The exercise of share purchase warrants, and the exercise of incentive share purchase options for cash was $Nil.

2.

During the year ended August 31, 2007, the Corporation issued 10,550,679 common shares and warrants pursuant to private placements to pay for services of $85,986 and provide working capital of $508,271. The exercise of share purchase warrants, and the exercise of incentive share purchase options for cash was $NIL.

3.

During the year ended August 31, 2006, the Corporation issued 6,767,735 common shares pursuant to private placements to pay for services of $391,712, and provide working capital of $575,328. The exercise of share purchase warrants, and the exercise of incentive share purchase options for cash was $113,149.

While the Corporation has been successful in raising the necessary funds in the past, there can be no assurance it can continue to do so. If such funds cannot be secured, the Corporation may be forced to curtail some of its development efforts to a level for which funding can be secured through new investment or joint venturing. If the Corporation cannot raise or arrange to obtain the cash requirements necessary to meet its minimum obligations for the Horsepower® World Pool Lottery Projects and the SafeSpending™ Project, some aspects of these projects may be delayed or forfeited. The Corporation believes its minimum financial obligations during the fiscal year ending August 31, 2009, will be approximately $2,290,000. There can be no assurance that such financing will be obtained on acceptable terms. In 2008, the Corporation financed its expenses with equity financing. The Corporation anticipates it will finance the Horsepower® World Pool Lottery systems Racing the World on-line wagering and the SafeSpending™ Project primarily through loan financing, some additional equity financing and, eventually with revenues from the Horsepower® World Pool, Racing the World on-line wagering systems, and the Racing Unified Network advertising.

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

The Corporation relies on private placements and debt financing for the working capital necessary for its operations. It is anticipated that financings will continue to be achieved through these means. The Corporation has received expressions of interest from both private and public investors. There can be no guarantee that the expressions of interest will be sufficient to fund the Corporation's projects.

As at August 31, 2008, the Corporation had no obligation under capital leases.

C. RESEARCH AND DEVELOPMENT

The Corporation has not expended any funds over the last three years on "Research and Development" as that term is defined in the CICA Handbook. The Corporation has, however, expended the following amounts directly in connection with software development of the Horsepower® World Pool system over the past three years:

	Pre-development costs	Computer	Computer
Year	- Consulting and legal	Hardware	Software
2006	$41,843	-	-
2007	-	-	-
2008	-	-	-
TOTAL	$41,843	-	-

D. TREND INFORMATION

The Corporation does not have sufficient history of operations, because it is still in the development stage, to be able to ascertain any trends in production, sales or costs. The Corporation is unaware of any trends, uncertainties, demands, commitments or events that are likely to have a material effect on its net sales or revenues, income from operations, profitability, liquidity or capital resources or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition except that the Corporation plans to exploit the trend towards online delivery of wagering systems and focus primarily on the trend towards alternative wagering which the Corporation believes is in the initial stages of a major international expansion.

E. OFF-BALANCE SHEET ARRANGEMENTS

As at the date of this annual report the Corporation does not have any off-balance sheet arrangements.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

As of August 31, 2008, the Corporation’s known contractual obligations identified in the following table are:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1- 3 years	3 -5 years	More than 5 years
Office Lease Obligations(1)	$378,663	$107,666	$231,037	$39,960	-
Total	$378,663	$107,666	$231,037	$39,960	-

Notes:

(1)

During 2006 the Corporation began paying $1,570 per month on a month to month basis for offices with no lease commitment for that space until December 31, 2006 when it signed a five year lease for the same space. Beginning in September 2006, the Corporation signed a five year and four month lease for additional office space.

G. SAFE HARBOR

The safe harbor provided in Section 27A of the Securities Act and Section 21E of the Exchange Act applies to forward-looking information provided pursuant to Item 5.E and F above.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

All of the directors of the Corporation are elected annually by the shareholders and hold office until the next annual general meeting of shareholders or until their successors are duly elected and qualified, unless they sooner resign or cease to be directors in accordance with the Corporation’s bylaws. The Corporation’s last annual general meeting was held on February 23, 2009. The Corporation’s executive officers are appointed by and serve at the pleasure of the Board of Directors.

As of April 14, 2009, the following persons are directors of the Corporation:

Name	Position with the Corporation	Number of Common Shares Owned
Art Cowie (2)	Director and Vice Chairman	2,230,192 (3)
Donald R. Harris(1) (2)	Director and Chairman	9,211,502
Les C. Rankin(1) (2)	Director	2,844,979

Notes:

(1)	Member of the Corporation’s Audit Committee.
(2)	Member of the Corporation’s Executive Committee.
(3)	Includes 230,000 shares held in the name of Mr. Cowie’s spouse and 50,000 shares held by Eikos Planning Inc., a company controlled by Mr. Cowie.

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

DONALD R. HARRIS has served as a director of the Corporation since January, 1998 and Chairman of the Board since December, 1999. Mr. Harris is the recently retired, past President and CEO of TAC International Investment LLC, a private investment company, and the past Chairman of the Board and CEO of Town’s Edge Properties, Inc., a former developer of multiple residential and commercial properties, for over 31 years.

LES C. RANKIN is a Director of the Corporation since February 1, 2008. Mr. Rankin is currently Director of Business Development for Thomason Hospital. He has a very distinguished background in the horseracing industry with more than 25 years in ownership, breeding and racing operations as well as having strong business relationships with racetrack owners and managers. Additionally Mr.Rankin has worked as a lobbyist on multiple legislative matters in Washington, D.C. and as an advisor on health matters. Mr. Rankin has also served on numerous local and national boards and agencies.

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

The following table sets forth details of the compensation paid during the Corporation’s fiscal year ended August 31, 2008 to directors and executive officers:

Directors and Officers	Directors Fees	Salary	Consulting Fees	Other Compensation
Art Cowie (2)	4,800	-	-	9,959
Donald Harris (2)	4,800	-	-	46,106
Dennis Hedtke (1)	600	-	-	-
Les Rankin	2,100	-	-	10,779
Larry R. Simpson	-	47,400	-	6,288
T. Keith Blackwell (2)	-	127,200	26,805	18,864

Notes:

(1)	Resigned as a director, October 31, 2007;
(2)	Individuals owning more than 1% of the common shares of the Corporation as of April 14, 2009 are Art Cowie – 2,230,192 (1.4%), Donald Harris – 9,211,502 (5.8%), Dennis Hedtke – 2,541,160 (1.6%) and T. Keith Blackwell – 2,240000 (1.4%).

The aggregate amount of compensation paid by the Corporation during the fiscal year ended August 31, 2008 to all officers and directors as a group was $305,701.

No amounts have been set aside or accrued by the Corporation during the year ended August 31, 2008 to provide pension retirements or similar benefits for directors or executive officers of the Corporation pursuant to any plan provided for or contributed to by the Corporation.

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

The names of the directors, executive officers and consultants, past and present, of the Corporation to whom outstanding stock options have been granted and the number of shares subject to such stock options are set forth below as at August 31, 2008 The exercise price of the stock options is stated in U.S. dollars.

Name of Optionees	Options	Exercise Price (US)	Expiration Date	Total Outstanding Per Individual August 31, 2008
Officers and Directors:
Donald R. Harris	750,000	$0.20	September 30, 2008	750,000
Art Cowie	300,000	$0.20	September 30,2008	300,000
Larry R. Simpson	750,000	$0.20	September 30, 2008	750,000
T. Keith Blackwell	1,000,000	$0.20	September 30, 2008	1,000,000
Consultants:
Michael Cichy	500,000	$0.30	February 28, 2009	500,000

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

Agreements with Senior Management

Pursuant to a management services agreement dated as of April 14, 2005, between Mr. T. Keith Blackwell, of Toronto Ontario, and the Corporation, Mr. Blackwell agreed to act as: the Chief Financial Officer and Treasurer of the Corporation, the Treasurer and Secretary of Horsepower

Broadcasting Network International Ltd. and to serve on a management committee of the Corporation, in consideration of which the Corporation agreed to the following: (i) to pay a monthly fee to Mr. Blackwell at a rate of $3,500 plus $250 per hour for extra time worked over 14 hours a month (not to exceed 25 hours per month), (ii) to issue to Mr. Blackwell 200,000 Common shares on execution of the agreement, and (iii) issue to Mr. Blackwell an option to purchase 1,000,000 Common shares of the Corporation at a price of $0.12 per share expiring on March 31, 2007. The agreement is for a term of two years and may only be terminated by a majority vote of the Corporation’s management committee and upon payment of three months notice in which case the options granted under the agreement will continue until their expiration date. In the event of a resignation by Mr. Blackwell, his options granted under the agreement shall expire within two months of the resignation notice. This agreement was amended on February 7, 2006, to add the title of Chief Executive Officer of the Corporation and replace the consulting fee with a salary of $10,000 per month. Mr. Blackwell is presently the President and Chief Executive Officer, Chief Financial Officer, and Treasurer of the Corporation, and the Secretary/Treasurer of HBN, a wholly owned subsidiary of the Corporation. The agreement has run out but the relationship is countinuing on the same terms until a new one is prepared.

Pursuant to an employment agreement dated effective June 1, 2005, between the Corporation’s wholly owned subsidiary, HBN and Larry R. Simpson, Mr. Simpson is the President and Chief Executive Officer of HBN, at an annual salary of $90,000 and bonuses of (i) 35,000 Common shares for each installation that becomes operational, to a maximum of 525,000, (ii) 5% of HBN pre-tax income to a maximum of $200,000 and (iii) an option to purchase 500,000 Common shares at US$0.12, expiring on March 31, 2007. The agreement is for a term of two years and may only be terminated by a majority vote of the Corporation’s management committee and upon payment of three months notice in which case the options granted under the agreement will continue until their expiration date. In the event of a resignation by Mr. Simpson, his options granted under the agreement shall expire within two months of the resignation notice. Mr. Simpson was named President and CEO in March, 2005 after serving as Vice President of Corporate Development since October, 2002. Mr. Simpson has over 25 years of administrative, marketing, public relations and sales experience in horseracing, sports and leisure. Mr. Simpson has been a successful publisher, manager and writer for many Thoroughbred and Standardbred publications. The agreement has run out but the relationship is countinuing on the same terms until a new one is prepared.

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

The Corporation’s audit committee has the following primary duties, responsibilities and powers, as set out in its charter:

(a)	to serve as an independent and objective party to monitor the Corporation’s financial reporting process and internal control systems;

(b)	to review and appraise the audit activities of the Corporation’s independent auditors;

(c)	to provide open lines of communication among the independent auditors, financial and senior management, and the board of directors for financial reporting and control matters;

(d)	making recommendations to the Corporation’s board of directors regarding the selection, independence, evaluation, fees and, if necessary, the replacement of the independent auditors;

(e)	meeting with the Corporation’s auditors and senior management to review the scope of the proposed audit for the current year, and the audit procedures to be used;

(f)	reviewing the Corporation’s consolidated financial statements with the Corporation’s senior management and its independent auditors to ensure that:

a.	senior management has reviewed the audited consolidated financial statements with the Audit Committee, including significant judgments affecting the consolidated financial statements;

b.

the audit committee has received the assurance of both financial management and the Corporation’s independent auditors that its consolidated financial statements are fairly presented in conformity with generally accepted accounting principles (GAAP) in all material respects;

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

D. EMPLOYEES

As of April 14, 2009, the Corporation had seven employees. The prior year, the Corporation had four employees. The Corporation also relies on part-time staff and consultants to minimize expenses, which on average would amount to two people.

ITEM 7. MAJOR SHAREHOLDER AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

The Corporation is currently a publicly-held corporation, with its shares held by residents of Canada, the United States and other countries. To the best of its knowledge, the Corporation is not controlled, directly or indirectly, by another corporation or any government or by any natural or legal persons and, as at April 14, 2009, no person or corporation or other entity owns, directly or indirectly, or controls more than 5% of the shares of the Corporation, the only class of securities with voting rights, except for the persons or groups listed below:

Identity of Persons or Group	Number of Shares Owned(1)	Percentage of Class
Donald Harris (2)	9,211,502	5.8% (1)

(1)	Based on 159,278,704 shares outstanding at April 14, 2009.

There are no arrangements, known to the Corporation which may at a subsequent date result in a change in control of the Corporation, and it is not presently owned or controlled, directly or indirectly, by another corporation, foreign government or other natural or legal person.

The Corporation’s major shareholders do not have different voting rights from other shareholders of the Corporation.

Based on the records of Computershare Investor Services, as at April 14, 2009, there were shareholders of record of the Corporation’s shares with United States addresses who collectively held 66,236,864 shares or approximately 41.59% of the 159,278,704 issued and outstanding shares.

B. RELATED PARTY TRANSACTIONS

For the three year period ended August 31, 2008, there were no material transactions between the Corporation and its directors, executive officers, holders of ten percent or more of the Corporation’s outstanding shares, or any associate or affiliate of such person, other than compensation disclosed at ITEM 6 B.

ITEM 8. FINANCIAL INFORMATION

CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements required as part of this Annual Report are filed under Item 17 of this Annual Report.

LITIGATION

The Corporation was committed to issue in fiscal 2008, a sufficient number of its common shares to equal $90,000 as determined by the market price on the issue date to satisfy a commitment related to SilksMedia. The Company did not meet the deadline for payment of a promissory note pursuant to the Silks Media’s magazine title purchase and the vendor made an application for a judgement, which was uncontested, and successful, resulting in additional costs allowed to the plaintiff of $153,603. This amount has been accrued in the consolidated financial statements as costs incurred on default. The Company can appeal the judgement, but management believes it can make a reasonable settlement.

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

SIGNIFICANT CHANGES

The Corporation does not have any significant changes to report since the date of the consolidated financial statements included with this Annual Report on Form 20-F.

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

The following is a summary of trading of Sungold on the OTC Bulletin Board during the first, second, third and fourth quarters of fiscal 2004, 2005, 2006, 2007 and 2008:

OTC Bulletin Board	2004	High (US$)	Low (US$)	Volume
	1st Quarter	0.12	0.06	21,369,400
	2nd Quarter	0.11	0.05	23,462,400
	3rd Quarter	0.13	0.07	18,689,600
	4th Quarter	0.11	0.07	13,427,018
	2005	High (US$)	Low (US$)	Volume
	1st Quarter	0.10	0.05	15,470,619

	2nd Quarter	0.11	0.08	14,451,875
	3rd Quarter	0.10	0.07	6,340,071
	4th Quarter	0.10	0.07	7,174,801
OTC Bulletin Board	2006	High (US$)	Low (US$)	Volume
	1st Quarter	0.10	0.06	6,535,100
	2nd Quarter	0.42	0.10	20,720,700
	3rd Quarter	0.30	0.11	8,491,500
	4th Quarter	0.16	0.09	5,148,600
	2007	High (US$)	Low (US$)	Volume
	1st Quarter	0.11	0.05	4,577,100
	2nd Quarter	0.18	0.06	8,459,300
	3rd Quarter	0.11	0.06	3,980,700
	4th Quarter	0.14	0.07	4,367,700
	2008	High (US$)	Low (US$)	Volume
	1st Quarter	0.10	0.05	4,809,000
	2nd Quarter	0.10	0.04	5,639,400
	3rd Quarter	0.09	0.04	4,670,800
	4th Quarter	0.12	0.05	3,040,400

The following is a summary of trading, on a monthly basis, in the shares on the OTC Bulletin Board in the United States during the past seven months:

Month & Year	High (US$)	Low (US$)	Volume
August 2008	0.09	0.06	605,000
September 2008	0.08	0.05	1,186,200
October 2008	0.07	0.04	846,800
November 2008	0.07	0.04	643,900
December 2008	0.10	0.06	2,233,600
January 2009	0.10	0.07	1,241,800
February 2009	0.09	0.05	454,900
March 2009	0.09	0.04	1,150,800

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

SHARE, OPTION AND WARRANT TRANSACTIONS

Shares Issued During Fiscal Year Ended August 31, 2005

	Number of	Price per	Total Gross
	Securities	Security	Consideration
Transaction	Issued	(Cdn$)/(US$)	(Cdn$)	Date Closed
Private Placement	2,500,000	$0.076/$0.06	189,750	Oct 2004
Private Placement	4,000,000	$0.06/$0.05	240,720	Dec 2004
Private Placement	3,200,000	$0.056/$0.05	177,509	Jan 2005
Private Placement	500,000	$0.077/$0.06	38,750	May 2005
Private Placement	535,000	$0.087/$0.07	46,622	May 2005
Private Placement	305,000	$0.082/$0.065	24,949	May 2005
Private Placement	305,000	$0.082/$0.065	24,949	May 2005
Private Placement	500,000	$0.088/$0.065	44,000	May 2005
Private Placement	200,000	$0.086/$0.065	17,200	May 2005
Private Placement	1,393,260	$0.063/$0.05	87,148	May 2005
Private Placement	100,000	$0.088/$0.07	8,798	May 2005
Private Placement	100,000	$0.088/$0.07	8,800	Jun 2005
Private Placement	104,500	$0.0861/$0.07	9,000	Jun 2005
Private Placement	295,000	$0.0862/$0.07	25,435	Jun 2005
Private Placement	750,000	$0.0735/$0.06	55,152	Jul 2005
Private Placement	150,000	$0.0733/$0.06	10,997	Jul 2005
Private Placement	150,000	$0.0733/$0.06	10,997	Jul 2005
Private Placement	100,000	$0.0855/$0.07	8,553	Jul 2005
Private Placement	175,000	$0.0855/$0.07	14,963	Jul 2005
Private Placement	101,300	$0.0987/$0.08	10,000	Jul 2005
Private Placement	102,000	$0.0987/$0.08	10,069	Jul 2005
Private Placement	102,000	$0.0987/$0.08	10,069	Jul 2005
Private Placement	575,000	$0.0778/$0.065	44,652	Aug 2005

Total (Since Inception)	119,607,800		$21,078,648

Shares Issued During Fiscal Year Ended August 31, 2006

	Number of	Price per	Total Gross
	Securities	Security	Consideration
Transaction	Issued	(Cdn$)/(US$)	(Cdn$)	Date Closed
Private Placement	143,000	$0.071/$0.06	10,027	Sep 2005
Private Placement	100,000	$0.086/$0.07	8,601	Sep 2005
Private Placement	143,000	$0.07/$0.06	10,010	Oct 2005
Private Placement	107,500	$0.0698/$0.06	7,500	Oct 2005
Private Placement	143,500	$0.0697/$0.06	10,005	Oct 2005
Private Placement	122,000	$0.0822/$0.07	10,033	Oct 2005
Private Placement	141,400	$0.0707/$0.06	10,000	Oct 2005
Private Placement	87,900	$0.0803/ $0.068	7,051	Oct 2005
Private Placement	500,000	$0.0755/$0.065	37,736	Oct 2005
Private Placement	212,000	$0.0707/$0.06	15,002	Oct 2005

Shares Issued During Fiscal Year Ended August 31, 2006

	Number of	Price per	Total Gross
	Securities	Security	Consideration
Transaction	Issued	(Cdn$)/(US$)	(Cdn$)	Date Closed
Private Placement	60,300	$0.083/$0.07	5,006	Nov 2005
Private Placement	107,000	$0.0935/$0.08	10,004	Nov 2005
Private Placement	50,000	$0.0694/$0.06	3,471	Nov 2005
Private Placement	50,000	$0.0702/$0.06	3,508	Nov 2005
Private Placement	100,000	$0.0694/$0.06	6,942	Nov 2005
Private Placement	50,000	$0.0699/$0.06	3,488	Nov 2005
Private Placement	166,665	$0.0702/$0.06	11,695	Nov 2005
Private Placement	800,000	$0.0805/$0.07	64,389	Dec 2005
Private Placement	50,000	$0.1158/$0.10	5,791	Dec 2005
Private Placement	100,000	$0.0957/$0.08	9,569	Dec 2005
Private Placement	22,800	$0.2197/$0.19	5,010	Dec 2005
Private Placement	100,000	$0.3005/$0.26	30,050	Dec 2005
Private Placement	200,000	$0.2998/$0.26	59,966	Dec 2005
Private Placement	90,000	$0.233/$0.20	20,968	Dec 2005
Private Placement	51,500	$0.291/$0.25	14,997	Dec 2005
Private Placement	40,000	$0.2912/$0.25	11,648	Dec 2005
Private Placement	91,900	$0.1256/$0.1075	9,395	Dec 2005
Private Placement	145,000	$0.088/$0.075	12,680	Dec 2005
Private Placement	50,000	$0.243/$0.21	12,150	Dec 2005
Private Placement	220,000	$0.2436/$0.21	53,592	Jan 2006
Private Placement	36,000	$0.0928/$0.08	3,267	Jan 2006
Private Placement	14,500	$0.3465/$0.30	5,024	Jan 2006
Private Placement	15,500	$0.324/$0.28	5,022	Jan 2006
Private Placement	14,000	$0.3601/$0.31	5,042	Jan 2006
Private Placement	7,000	$0.2436/$0.21	1,705	Jan 2006
Private Placement	16,000	$0.3139/$0.27	5,022	Jan 2006
Private Placement	450,000	$0.2851/$0.25	128,273	Jan 2006
Private Placement	200,000	$0.2403/$0.21	48,070	Jan 2006
Private Placement	152,500	$0.2229/$0.15	33,989	Jan 2006
Private Placement	87,500	$0.1719/$0.15	6,924	Jan 2006
Private Placement	100,000	$0.2369/$0.21	23,690	Jan 2006
Private Placement	167,000	$0.172/$0.15	28,717	Feb 2006
Private Placement	36,570	$0.3296/$0.287	11,716	Feb 2006
Private Placement	100,000	$0.307/$0.27	30,696	Mar 2006
Private Placement	108,000	$0.0928/$0.08	10,027	Mar 2006
Private Placement	150,000	$0.058/$0.05	8,704	Mar 2006
Private Placement	20,000	$0.1605/$0.14	3,210	Mar 2006
Private Placement	71,500	$0.1753/$0.15	12,534	Mar 2006
Private Placement	52,250	$0.172/$0.15	8,986	Apr 2006
Private Placement	58,600	$0.1706/$0.15	10,000	Apr 2006
Private Placement	64,500	$0.155/$0.15	10,000	May 2006
Private Placement	70,000	$0.1429/$0.13	10,000	May 2006
Private Placement	60,250	$0.1685/$0.15	10,151	May 2006
Private Placement	103,600	$0.2465/$0.217	22,689	May 2006
Private Placement	100,000	$0.1705/$0.15	17,054	Jun 2006
Private Placement	42,000	$0.12/$0.1078	5,040	Jul 2006
Private Placement	100,000	$0.10/$0.09	10,000	Aug 2006
Private Placement	125,000	$0.09/$0.08	11,204	Aug 2006

Total (Since Inception)	126,375,535		$22,045,688

Shares Issued During Fiscal Year Ended August 31, 2007

			Total Gross
	Number of	Price per Security	Consideration
Transaction	Securities Issued	(Cdn$)/(US$)	(Cdn$)	Date Closed
Private Placement	150,000	$0.10/$0.09	15,000	Sep 2006
Private Placement	125,000	$0.0896/$0.08	11,195	Sep 2006
Private Placement	125,000	$0.0896/$0.08	11,195	Sep 2006
Private Placement	400,000	$0.0566/$0.05	22,640	Oct 2006
Private Placement	45,779	$0.134/$0.12	6,179	Nov 2006
Private Placement	300,000	$0.0574/$0.05	17,220	Nov 2006
Private Placement	100,000	$0.0732/$0.055	7,315	Nov 2006
Private Placement	100,000	$0.0628/$0.055	6,278	Nov 2006
Private Placement	100,000	$0.0628/$0.055	6,278	Nov 2006
Private Placement	100,000	$0.0628/$0.055	6,278	Nov 2006
Private Placement	100,000	$0.0628/$0.055	6,278	Nov 2006
Private Placement	636,364	$0.0638/$0.055	40,597	Dec 2006
Private Placement	272,727	$0.0638/$0.055	17,398	Dec 2006
Private Placement	50,000	$0.0638/$0.055	3,190	Dec 2006
Private Placement	400,000	$0.0579/$0.05	23,148	Dec 2006
Private Placement	100,000	$0.093/$0.08	9,300	Jan 2007
Private Placement	285,715	$0.0812/$0.07	23,188	Jan 2007
Private Placement	75,187	$0.094/$0.084	6,917	Jan 2007
Private Placement	500,000	$0.0945/$0.08	47,264	Jan 2007
Private Placement	100,000	$0.065/$0.055	6,483	Feb 2007
Private Placement	50,000	$0.065/$0.055	3,241	Feb 2007
Private Placement	400,000	$0.065/$0.055	27,674	Feb 2007
Private Placement	100,000	$0.065/$0.055	6,483	Feb 2007
Private Placement	100,000	$0.065/$0.055	6,483	Feb 2007
Private Placement	100,000	$0.065/$0.055	6,483	Feb 2007
Private Placement	200,000	$0.065/$0.055	12,965	Feb 2007
Private Placement	100,000	$0.065/$0.055	6,483	Feb 2007
Private Placement	50,000	$0.065/$0.055	3,241	Feb 2007
Private Placement	100,000	$0.065/$0.055	6,483	Feb 2007
Private Placement	312,500	$0.094/$0.08	29,466	Feb 2007
Private Placement	230,770	$0.077/$0.065	17,680	Feb 2007
Private Placement	307,690	$0.077/$0.065	23,573	Feb 2007
Private Placement	100,000	$0.094/$0.08	9,429	Feb 2007
Private Placement	150,000	$0.128/$0.11	19,239	Feb 2007
Private Placement	200,000	$0.129/$0.11	25,740	Feb 2007
Private Placement	54,695	$0.118/$0.10	6,519	Mar 2007
Private Placement	150,000	$0.081/$0.07	12,180	Mar 2007
Private Placement	153,846	$0.077/$0.065	11,786	Mar 2007
Private Placement	1,000,000	$0.13/$0.11	129,646	Mar 2007
Private Placement	1,015,385	$0.077/$0.065	77,953	Mar 2007
Private Placement	400,000	$0.065/$0.055	24,978	Mar 2007
Private Placement	383,350	$0.065/$0.06	24,978	May 2007
Private Placement	306,950	$0.065/$0.06	20,000	May 2007
Private Placement	200,000	$0.076/$0.07	15,175	May 2007
Private Placement	60,975	$0.082/$0.077	5,000	Jun 2007
Private Placement	71,245	$0.11/$0.10	7,880	Jun 2007
Private Placement	125,000	$0.08/$0.076	10,000	Aug 2007
Private Placement	62,500	$0.08/$0.076	5,000	Aug 2007
Less: Value allocated to Warrants recorded in Contributed Surplus			(254,843)

Total (Since Inception)	136,926,215		$22,639,842

Shares Issued During Fiscal Year Ended August 31, 2008
			Total Gross
	Number of	Price per Security	Consideration
Transaction	Securities Issued	(Cdn$)/(US$)	(Cdn$)	Date Closed
Private Placement	400,000	$0.074/$0.07	29,600	Sep 2007
Private Placement	202,270	$0.081/$0.075	16,416	Sep 2007
Private Placement	200,000	$0.063/$0.065	12,655	Oct 2007
Private Placement	65,425	$0.076/$0.077	5,000	Sep 2007
Private Placement	250,000	$0.09/$0.09	22,473	Sep 2007
Private Placement	542,750	$0.063/$0.065	34,000	Oct 2007
Private Placement	590,630	$0.063/$0.065	37,000	Oct 2007
Private Placement	500,000	$0.06/$0.065	31,262	Oct 2007
Private Placement	225,000	$0.09/$0.09	20,242	Nov 2007
Private Placement	500,000	$0.09/$0.09	44,980	Nov 2007
Private Placement	40,000	$0.053/$0.055	3,096	Nov 2007
Private Placement	400,000	$0.053/$0.055	21,215	Nov 2007
Private Placement	100,000	$0.053/$0.055	5,304	Dec 2007
Private Placement	200,000	$0.05/$0.049	10,000	Dec 2007
Private Placement	200,000	$0.054/$0.055	10,820	Dec 2007
Private Placement	90,910	$0.055/$0.055	4,992	Dec 2007
Private Placement	90,910	$0.055/$0.055	4,992	Dec 2007
Private Placement	460,500	$0.054/$0.055	25,000	Dec 2007
Private Placement	110,500	$0.054/$0.055	6,000	Dec 2007
Private Placement	99,850	$0.052/$0.051	8,348	Dec 2007
Private Placement	416,670	$0.059/$0.06	24,678	Jan 2008
Private Placement	454,550	$0.054/$0.055	24,663	Feb 2008
Private Placement	200,000	$0.051/$0.05	10,211	Feb 2008
Private Placement	200,000	$0.054/$0.053	10,779	Feb 2008
Private Placement	72,728	$0.063/$0.065	4,594	Feb 2008
Private Placement	54,545	$0.063/$0.065	3,446	Feb 2008
Private Placement	121,750	$0.057/$0.057	6,996	Feb 2008
Private Placement	1,000,000	$0.049/$0.05	48,596	Feb 2008
Private Placement	200,000	$0.049/$0.05	9,719	Feb 2008
Private Placement	452,730	$0.049/$0.05	22,000	Feb 2008
Private Placement	15,000	$0.063/$0.065	943	Feb 2008
Private Placement	200,000	$0.063/$0.065	12,576	Feb 2008
Private Placement	100,000	$0.063/$0.065	6,288	Feb 2008
Private Placement	100,000	$0.063/$0.065	6,288	Feb 2008
Private Placement	100,000	$0.063/$0.065	6,288	Feb 2008
Private Placement	300,000	$0.063/$0.065	18,864	Feb 2008
Private Placement	49,200	$0.05/$0.05	3,071	Feb 2008
Private Placement	323,270	$0.120/$0.105	38,691	Feb 2008
Private Placement	300,000	$0.049/$0.05	14,579	Feb 2008
Private Placement	100,000	$0.049/$0.05	4,860	Feb 2008
Private Placement	61,550	$0.064/$0.065	3,920	Feb 2008
Private Placement	100,000	$0.064/$0.065	6,369	Feb 2008
Private Placement	313,960	$0.049/$0.05	15,381	Feb 2008
Private Placement	50,000	$0.064/$0.065	3,184	Feb 2008
Private Placement	400,000	$0.05/$0.05	20,050	Feb 2008
Private Placement	200,000	$0.05/$0.05	10,000	Feb 2008
Private Placement	1,000,000	$0.05/$0.05	49,690	Mar 2008
Private Placement	600,000	$0.051/$0.05	30,480	Apr 2008
Private Placement	100,000	$0.051/$0.05	5,089	Apr 2008
Private Placement	793,260	$0.05/$0.05	39,818	May 2008

Private Placement	200,000	$0.05/$0.05	15,058	May 2008
Private Placement	180,000	$0.05/$0.05	9,035	May 2008
Private Placement	150,000	$0.05/$0.05	7,530	May 2008
Private Placement	100,000	$0.05/$0.05	5,010	May 2008
Private Placement	100,000	$0.05/$0.05	5,010	May 2008
Private Placement	100,000	$0.049/$0.05	4,922	May 2008
Private Placement	60,000	$0.05/$0.05	2,974	May 2008
Private Placement	100,000	$0.049/$0.05	4,936	May 2008
Private Placement	800,000	$0.05/$0.05	39,769	May 2008
Private Placement	100,000	$0.05/$0.05	4,971	May 2008
Private Placement	200,000	$0.05/$0.05	10,187	Jun 2008
Private Placement	375,000	$0.081/$0.08	30,559	Jun 2008
Private Placement	83,334	$0.061/$0.06	5,120	Jul 2008
Less: Value allocated to Warrants recorded in Contributed Surplus

Total (Since Inception)	16,196,292		$950,587

Options Outstanding as of August 31, 2008

Description	Number of Shares	Exercise Price (US$)	Expiration Date
Option	2,800,000	$0.20	Sep 30, 2008
Option	100,000	$0.50	Oct 31, 2009
Option	175,000	$0.75	Feb 28, 2009
Option	500,000	$0.30	Feb 28, 2009
Option	300,000	$0.50	Mar 31, 2009
Total:	3,875,000

Shares Purchase Warrants Outstanding as of August 31, 2008

			Exercise Price
Description	Date of Grant	Number of Shares	(US$)	Expiry Date
Warrant(1)	Sep 17, 2006	75,000	$0.15	Sep 30, 2008
Warrant(1)	Sep 14, 2006	62,500	$0.20	Sep 30, 2008
Warrant(1)	Sep 14, 2006	62,500	$0.20	Sep 15, 2008
Warrant(1)	Oct 19, 2006	400,000	$0.10	Oct 31, 2008
Warrant(1)	Nov 20, 2006	150,000	$0.10	Nov 30, 2008
Warrant(1)	Nov 30, 2006	250,000	$0.11	Nov 30, 2008
Warrant(1)	Dec 28, 2006	934,091	$0.11	Dec 31, 2008
Warrant(1)	Dec 15, 2006	400,000	$0.10	Dec 31, 2008
Warrant(1)	Jan 22, 2007	285,715	$0.14	Jan 23, 2009
Warrant(1)	Feb 27, 2007	650,000	$0.11	Feb 28, 2009
Warrant(1)	Feb 27, 2007	412,500	$0.16	Feb 28, 2009
Warrant(1)	Feb 27, 2007	538,460	$0.13	Feb 28, 2009
Warrant(1)	Mar 5,2007	1,015,385	$0.13	Mar 31, 2009
Warrant(1)	Mar 7,2007	153,846	$0.13	Mar 31, 2009
Warrant(1)	Mar9, 2007	500,000	$0.12	Mar 31, 2009
Warrant(1)	Mar 15,2007	200,000	$0.11	Mar 31, 2009
Warrant(1)	Mar 24,2007	345,150	$0.14	May 31, 2009
Warrant(1)	May 25,2007	75,000	$0.14	Mar 31, 2009

Shares Purchase Warrants Outstanding as of August 31, 2008

			Exercise Price
Description	Date of Grant	Number of Shares	(US$)	Expiry Date
Warrant(1)	May 25,2007	100,000	$0.14	May 31, 2009
Warrant(1)	Jun 6, 2007	30,490	$0.16	Jun 30, 2009
Warrant(1)	Aug 3,2007	62,500	$0.16	Jul 31, 2009
Warrant(1)	Au 14, 2007	31,250	$0.16	Jul 31, 2009
Warrant(1)	Sep 05, 2007	400,000	$0.14	Sep 15,2009
Warrant(1)	Sep 05,2007	101,135	$0.15	Sep 30,2009
Warrant(1)	Sep 25, 2007	32,715	$0.16	Sep 30,2009
Warrant(1)	Oct 08, 2007	100,000	$0.13	Oct 31, 2009
Warrant(1)	Oct 19, 2007	566,690	$0.13	Oct 31, 2009
Warrant(1)	Oct, 25, 2007	250,000	$0.13	Oct 31,2009
Warrant(1)	Nov 13, 2007	50,000	$0.12	Nov15,2009
Warrant(1)	Nov 13, 2007	200,000	$0.12	Nov30,2009
Warrant(1)	Nov 16, 2007	100,000	$0.12	Nov30,2009
Warrant(1)	Nov 19, 2007	100,000	$0.12	Nov30,2009
Warrant(1)	Dec 5, 2007	208,335	$0.12	Dec15,2009
Warrant(1)	Dec 15, 2007	227,275	$0.12	Dec15,2009
Warrant(1)	Dec 20, 2007	90,910	$0.12	Dec31,2009
Warrant(1)	Dec 24, 2007	230,250	$0.12	Dec25,2009
Warrant(1)	Dec 24, 2007	55,250	$0.12	Dec31,2009
Warrant(1)	Jan 14, 2008	100,000	$0.12	Feb28,2010
Warrant(1)	Feb 06, 2008	200,000	$0.11	Feb15, 2010
Warrant(1)	Feb 13, 2008	100,000	$0.11	Feb15,2010
Warrant(1)	Feb 28, 2008	1,026,365	$0.11	Feb28, 2010
Warrant(1)	Feb 29, 2008	156,980	$0.11	Feb28,2010
Warrant(1)	Mar 18,2008	500,000	$0.11	Mar31,2010
Warrant(1)	Apr 2, 2008	50,000	$0.10	Mar31,2010
Warrant(1)	Apr 27, 2008	300,000	$0.10	Apr30,2010
Warrant(1)	May 12,2008	165,000	$0.10	May31,2010
Warrant(1)	May 14, 2008	100,000	$0.10	May31,2010
Warrant(1)	May 21, 2008	50,000	$0.10	May31,2010
Warrant(1)	May 28, 2008	60,000	$0.10	May31,2010
Warrant(1)	May 29, 2008	100,000	$0.10	May31,2010
Warrant(1)	May 30, 2008	560,000	$0.10	May31,2010
Warrant(1)	Jun 6, 2008	100,000	$0.10	Jun6 , 2010
Warrant(1)	Jun 30, 2008	187,500	$0.16	Jun30,2010
Warrant(1)	Jul 16, 2008	50,000	$0.12	Jul31,2010
Warrant(1)	Jul 18, 2008	41,667	$0.12	Jul20,2010
Warrant(1)	Jul 23, 2008	50,000	$0.12	Jul31,2010
Warrant(1)	Jul 29, 2008	75,000	$0.12	Jul31,2010
Total		13,419,459

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

The summary is based on the current provisions of the Act and the regulations thereunder and the Corporation’s understanding of the current administrative practices published by, and press announcements released by Canada Revenue Agency and the Department of Finance. This summary takes into account proposals to amend the Act announced prior to the date hereof (although no assurances can be given that such changes will be enacted in the form presented or at all), but does not otherwise take into account or anticipate any other changes in law, whether by judicial, governmental or legislative action or decision nor does it take into account any provincial, territorial, local or foreign tax considerations. Accordingly, holders and prospective holders of the Corporation’s shares are urged to consult their own tax advisors about the federal, provincial, territorial, local and foreign tax consequences of purchasing, owning and disposing of such shares.

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

Effective for tax years of U.S. Holders beginning after December 31, 1997, U.S. Holders who hold (actually or constructively) marketable stock of a foreign corporation that qualifies as a PFIC, may annually elect to mark such stock to the market (a “mark-to-market election”). If such an election is made, such U.S. Holder will not be subject to the special taxation rules of Section 1291 described below for the taxable year for which the mark-to-market election is made. A U.S. Holder who makes such an election will include in income for the taxable year for which the election was made in an amount equal to the excess, if any, of the fair market value of the common shares of the Corporation as of the close of such tax year over such U.S. Holder’s adjusted basis in such common shares. In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder’s adjusted tax basis in the common shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any, of (A) the mark-to-market gains for the common shares in the Corporation included by such U.S. Holder for prior tax years, including any amount which would have been included for any prior tax year but for Section 1291 interest on tax deferral rules discussed below with respect to Non-

Electing U.S. Holders, over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years. U.S. Holder’s adjusted tax basis in the common shares of the Corporation will be increased to reflect the amount included or deducted as a result of a mark-to-market election. A mark-to-market election only applies to the taxable year in which the election was made. A separate election must be made by a U.S. Holder for each subsequent taxable year. Because the Internal Revenue Service has not established procedures for making a mark-to-market election, U.S. Holders should consult their tax advisor regarding the manner of making such an election.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation Of Disclosure Controls And Procedures

It is the opinion of the Corporation’s Principal Executive and Financial Officer that within the confines of limited segregation of duties because of the extremely small staff, disclosure controls and procedures as of the end of August 31, 2008 are sufficiently effective based on our evaluation.

Management is responsible for estabilishing and maintaining adequate internal control over financial reporting, and is satisfied that internal control over financial reporting is effective for the period ended August 31, 2008.

Changes In Internal Controls Over Financial Reporting

In connection with the evaluation of our internal controls during our last fiscal year, our Principal Executive Officer Financial Officer has determined that there are no changes to internal controls over financial reporting that have materially affected, or are reasonably likely to materially effect, internal controls over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

The aggregate fees billed for the two most recently completed fiscal years ended August 31, 2008 and 2007 for professional services rendered by the principal accountant for the audit of the Corporation’s annual consolidated financial statements and review of the consolidated financial statements included in the Corporation’s Annual Report on Form 20-F and services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for these fiscal periods were as follows:

	Year Ended August 31, 2008	Year Ended August 31, 2007
Audit Fees	$55,000	$55,000
Audit Related Fees	-	-
Tax Fees	-	-
Other Fees	-	-
Total	$55,000	$55,000

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

None.

PART III

ITEM 17. CONSOLIDATED FINANCIAL STATEMENTS

The Report and Consolidated Financial Statements for the years ended August 31, 2008 and August 31, 2007, reported on by MSCM LLP, and for the year ended August 31, 2006 reported on by Mintz & Partners LLP, were prepared in accordance with Canadian GAAP and were presented in Canadian dollars. There are differences between United States and Canadian GAAP which are set forth in Note 18 of the Report and Consolidated Financial Statements for the years ended August 31, 2008, Note 16 for the year ended August 31, 2007, and Note 13 for the year ended August 31, 2006.

ITEM 18. EXHIBITS

The following consolidated financial statements and related schedules are included in this Item:

(a)	Consolidated financial statements

Auditors’ Report

Consolidated Balance Sheets as at August 31, 2008 and 2007.

Consolidated Statements of Loss, Comprehensive loss, and Deficit for the years ended August 31, 2008, 2007, and 2006.

Consolidated Statements of Cash Flow for the years ended August 31, 2008, 2007, and 2006.

Notes to Consolidated Financial Statements.

Sungold International Holdings Corp.
(A Development Stage Company)

Consolidated Financial Statements
(Presented in Canadian Dollars)

August 31, 2008 and 2007

Sungold International Holdings Corp.
(A Development Stage Company)

Table of Contents
August 31, 2008 and 2007

701 Evans Avenue	telephone:	(416) 626-6000
8th Floor	facsimile:	(416) 626-86 0
Toronto, Ontario Canada	email:	info@mscm.ca
M9C 1A3	website:	www.mscm.ca

Auditors' Report

To the Shareholders of Sungold International Holdings Corp.

We have audited the consolidated balance sheets of Sungold International Holdings Corp. (a Development Stage Company) as at August 31, 2008 and 2007 and the consolidated statements of loss, comprehensive loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2008 and 2007 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles, which differ in certain respects from United States generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in Note 18 to the consolidated financial statements.

The consolidated financial statements as at August 31, 2006 and for the year then ended were audited by other auditors who expressed an opinion without reservation on those statements in their reported dated February 13, 2007.

Signed: “MSCM LLP”

Toronto, Ontario	Chartered Accountants
April 17, 2009	Licensed Public Accountants

Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) where there are events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements. Our report to the shareholders dated April 17, 2009 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when they are properly accounted for and adequately disclosed in the consolidated financial statements.

Signed: “MSCM LLP”

Toronto, Ontario	Chartered Accountants
April 17, 2009	Licensed Public Accountants

Sungold International Holdings Corp.
(A Development Stage Company)
(Presented in Canadian Dollars)

Consolidated Balance Sheets
August 31, 2008 and 2007

	2008	2007
Assets
Current assets
Sundry receivables	$40,119	$38,073
Prepaid expenses and deposits	-	640
	40,119	38,713
Pre-development costs (note 4)	-	270,288
Equipment (note 5)	318,245	387,588
Investment and advances to related companies (note 6)	410,747	105,400
Marketing rights (note 7)	11,236	12,870
	$780,347	$814,859

Liabilities
Current liabilities
Bank overdraft	$2,793	$17,152
Accounts payable and accrued liabilities (note 8(c))	1,402,502	875,291
Loans payable (note 8(d))	326,706	92,974
Current obligation under capital leases (note 9)	-	6,518
	1,732,001	991,935

Shareholders’ deficiency
Share capital (note 10)	23,417,808	22,639,945
Shares to be issued (note 10(d))	45,175	-
Contributed surplus (note 11)	1,119,492	941,722
Deficit	(25,534,129)	(23,758,743)
	(951,654)	(177,076)
	$780,347	$814,859

The accompanying notes are an integral part of these consolidated financial statements.

Going concern (note 1)

Approved by the Directors:

“Art Cowie”	Director
“Donald Harris”	Director

Sungold International Holdings Corp.
(A Development Stage Company)
(Presented in Canadian Dollars)

Consolidated Statements of Loss, Comprehensive Loss And Deficit
for the years ended August 31

	April 7, 1986
	(inception) to
	August 31,
	2008	2008	2007	2006

Revenue
Gain on disposition of marketable securities	$838,947	$-	$-	$-

Expenses
Impairment write-down of
pre-development costs	6,730,592	270,288	-	-
Professional and consulting fees (note 8(a))	4,149,954	346,105	264,802	516,911
Advertising and promotion	3,460,962	2,385	66,126	75,245
Management fees and salaries (note 8(a))	2,959,468	330,255	300,613	394,306
Investor relations	1,523,231	80,255	87,100	186,063
Travel and conference	1,195,271	14,787	33,592	50,989
Amortization	1,153,874	109,990	114,021	135,305
Office and miscellaneous	973,607	70,132	30,559	33,470
Internet services	852,359	4,992	20,726	27,067
Office rent and services (note 8(b))	769,899	94,392	64,246	30,446
Stock-based compensation (note 10(b))	686,879	-	432,292	64,130
Transfer agent and filing fees	462,804	25,725	37,384	26,430
Insurance	265,497	-	-	167
Equity loss on investment (note 6)	263,250	203,151	60,099	-
Financing fees	237,433	-	10,000	9,433
Interest and bank charges	179,318	24,405	23,507	17,738
Finder fees	154,031	-	-	-
Default payment (note 6)	153,603	153,603	-	-
Fees and commissions	76,754	36,811	10,202	-
Settlement agreements	71,178	-	-	-
Interest on capital lease	35,397	1,450	1,550	3,169
Loss on disposition of agreement	14,858	-	1,544	-
Foreign exchange loss	2,857	6,660	10,065	1,065
	26,373,076	1,775,386	1,568,428	1,571,934
Net and comprehensive loss	$25,534,129	$1,775,386	$1,568,428	$1,571,934

Deficit, beginning of year	-	23,758,743	22,190,315	20,618,381
Deficit, end of year	$25,534,129	$25,534,129	$23,758,743	$22,190,315

Basic and diluted loss per share Note 14)		$0.01	$0.01	$0.01

The accompanying notes are an integral part of these consolidated financial statements.

Sungold International Holdings Corp.
(A Development Stage Company)
(Presented in Canadian Dollars)

Consolidated Statements of Cash Flow
for the years ended August 31

	April 7, 1986
	(inception) to
	August 31,
	2008	2008	2007	2006

Operating activities
Net loss	$(25,534,129)	$(1,775,386)	$(1,568,428)	$(1,571,934)
Items not involving cash
Write-down of pre-development costs	6,730,592	270,288	-	-
Amortization	1,153,874	109,990	114,021	135,305
Stock-based compensation	686,879	-	432,292	64,130
Issuance of common shares for services
provided	943,798	232,323	85,986	391,712
Gain on disposition of marketable securities	(838,947)	-	-	-
Acquisition of marketing rights	(25,740)	-	(25,740)	-
Equity loss	263,250	203,151	60,099	-
Loss on disposition of equipment	16,402	-	1,544	-

	(16,604,021)	(959,634)	(900,226)	(980,787)
Cash provided (used) by changes in non-
cash operating items
Sundry receivables	(40,119)	(2,046)	(20,220)	25,212
Prepaid expenses and deposits	-	640	-	21,447
Accounts payable and accrued liabilities
(Note 16 (i))	1,555,216	668,592	235,759	406,790

	(15,088,924)	(292,448)	(684,687)	(527,338)

Investing activities
Pre-development costs	(5,321,213)	-	-	(45,390)
Proceeds of disposition of equipment	43,134	-	5,106	-
Investment and advances to related company
(Note 16(ii))	(544,351)	(508,498)	(35,853)	-
Acquisition of equipment	(1,420,289)	(13,445)	(11,613)	(2,402)

	(7,242,719)	(521,943)	(42,360)	(47,792)

Financing activities
Loans payable	2,902,434	233,732	85,474	(5,000)
Repayment of obligation under capital leases	(82,803)	(6,518)	(6,128)	(8,993)
Issuance of shares and shares to be issued	17,783,472	601,536	633,468	575,328
Proceeds of disposition of marketable securities	1,725,747	-	-	-

	22,328,850	828,750	712,814	561,335

Change in (bank overdraft) cash	(2,793)	14,359	(14,233)	(13,795)
Cash (bank overdraft), beginning of year	-	(17,152)	(2,919)	10,876

Bank overdraft, ending of year	$(2,793)	$(2,793)	$(17,152)	$(2,919)

Supplemental cash flow information (Note 16)

The accompanying notes are an integral part of these consolidated financial statements.

Sungold International Holdings Corp.
(A Development Stage Company)
(Presented in Canadian Dollars)

Notes to Consolidated Financial Statements
August 31, 2008 and 2007

1.	Nature of Operations and Going Concern

Sungold International Holdings Corp. (the “Company” or “Sungold”) was incorporated under the Canada Business Corporations Act and is a publicly traded company on the OTC bulletin board. The principal activities are developing and promoting the Horsepower® World Pool live and virtual Lottery systems, and through its subsidiary, Silks Corporation, ‘Racing the World’, an Advanced Deposit Wagering site, and ThoroughbredStyle Magazine. To date, the Company has not earned significant revenues and is considered to be in a development stage.

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

There is significant doubt about the appropriateness of the use of the going concern assumption because the Company has experienced significant recurring losses from operations and has experienced significant negative cash flows from operations over a number of years.

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

2.	Summary of Significant Accounting Policies

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and are presented in Canadian dollars. These policies are consistent with accounting principles generally accepted in the United States (“US GAAP”) in all material respects except as outlined in note 18.

	a)	Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Horsepower Broadcasting Network (HBN) International Ltd., SafeSpending Inc., Silks Corporation and Racing Unified Network (R.U.N.) Inc. All inter-company transactions and balances have been eliminated upon consolidation.

Sungold International Holdings Corp.
(A Development Stage Company)
(Presented in Canadian Dollars)

Notes to Consolidated Financial Statements
August 31, 2008 and 2007

2.	Summary of Significant Accounting Policies - continued

	b)	Translation of Foreign Currencies

The Company has determined that all of its Subsidiaries’ operations are integrated, as such, the Company translates foreign currencies into Canadian dollars using the temporal method. Under this method, accounts recorded in foreign currency have been converted to Canadian dollars as follows:

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

The Company is in the development stage and capitalizes all costs related to its pre-development projects in accordance with Accounting Guideline No. 11, “Enterprises in the Development Stage”, issued by the Canadian Institute of Chartered Accountants. These costs will be amortized on the basis of revenue generated in relation to the project following commencement of operations. When management decides a project is to be abandoned or considered impaired, costs of the project are written off to operations. Costs related to regular maintenance of the pre-development projects are expensed as incurred.

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
August 31, 2008 and 2007

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

Marketing rights: 2 years

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

	h)	Investment and advances to related companies

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
August 31, 2008 and 2007

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

Changes in Accounting Policy

Comprehensive Income (Loss) and Deficit

On September 1, 2007, the Company adopted the CICA Section 1530, “Comprehensive Income”. Under the new standards, a new statement, the Statement of Comprehensive Income (Loss), has been introduced that will provide for certain gains and losses arising from changes in fair value, to be temporarily recorded outside the income statement. Upon adoption of Section 1530, the Company incorporated the new required Statement of Comprehensive Loss by creating “Consolidated Statement of Loss, Comprehensive Loss, and Deficit”. The application of this revised standard did not result in comprehensive loss being different from net loss for the periods presented. Should the Company recognize any other comprehensive loss in the future, the cumulative changes in other comprehensive loss would be recognized in Accumulated Other Comprehensive Loss, which would be presented as a new category within shareholders’ deficiency on the consolidated balance sheets.

Sungold International Holdings Corp.
(A Development Stage Company)
(Presented in Canadian Dollars)

Notes to Consolidated Financial Statements
August 31, 2008 and 2007

2.	Summary of Significant Accounting Policies - continued

Changes in Accounting Policy - continued

Financial Instruments

On September 1, 2007, the Company adopted Section 3855, “Financial Instruments – Recognition and Measurement”, and Section 3861 “Financial Instruments – Disclosure and Presentation”. All financial instruments, including derivatives, are included in the Company’s balance sheet and measured at fair value upon initial recognition. Measurement in subsequent periods depends on whether the financial instrument has been classified as held-for-trading, available-for-sale, held-to-maturity, loans or receivables, or other financial liabilities. Financial assets and financial liabilities held-for-trading are measured at fair value with changes in those fair values recognized in net earnings. Financial assets held-to-maturity, loans and receivables, and other financial liabilities are measured at amortized cost using the effective interest method of amortization. Available-for-sale financial instruments are measured at fair value with revaluation gains and losses included in other comprehensive income or loss until the instrument is derecognized or impaired. The financial instruments recognized on the Company’s consolidated balance sheets approximate their estimated fair values, therefore no further adjustments were required upon adoption of the new section. The Company has designated its cash as held-for-trading which is measured at fair value. All other financial assets were classified as loans or receivables. All financial liabilities were classified as other liabilities.

Sungold International Holdings Corp.
(A Development Stage Company)
(Presented in Canadian Dollars)

Notes to Consolidated Financial Statements
August 31, 2008 and 2007

3.	Future Changes in Accounting Policies

Financial Instruments- Disclosure and Presentation

Effective September 1, 2008, the Company will adopt the new recommendations of CICA Handbook sections 3862, “Financial Instruments – Disclosures” and 3863, “Financial Instruments – Presentation”, which replaced Section 3861, “Financial Instruments – Disclosure and Presentation”. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks. The Company does not expect the adoption of these standards to have a significant impact on its consolidated financial statements.

Capital Disclosures

Effective September 1, 2008, the Company will adopt the new recommendations of CICA Handbook Section 1535, “Capital Disclosures”. The new standard specifies the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance. The Company does not expect the adoption of this standards to have a significant impact on its consolidated financial statements.

Goodwill and Other Intangible Assts

The CICA issued a new accounting standard, Section 3064, “Goodwill and Intangible Assets”. This section replaces Section 3062, “Goodwill and Other Intangible Assets” and Section 3450, “Research and Development Costs”. Various changes have been made to other sections of the CICA Handbook for consistency purposes. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. The new section will be applicable to financial statements relating to fiscal years beginning on or after October 1, 2008. Accordingly, the Company will adopt the new standards for its fiscal year beginning September 1, 2009. The Company is currently assessing the impact that the adoption of this standard will have on its consolidated financial statements.

International Financial Reporting Standards (“IFRS”)

In February 2008, the Canadian Accounting Standards Board ("AcSB") confirmed that IFRS will replace Canadian GAAP in 2011 for Canadian publicly-listed companies. The Company will be required to report its results in accordance with IFRS beginning in 2011. The adoption of IFRS on September 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended August 31, 2010. While the Company has begun assessing and reviewing the impact of IFRS, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

Sungold International Holdings Corp.
(A Development Stage Company)
(Presented in Canadian Dollars)

Notes to Consolidated Financial Statements
August 31, 2008 and 2007

4.	Pre-development Costs

	a)	SafeSpending™ project

In May 2001, a subsidiary of the Company, SafeSpending Inc., acquired all the rights to an internet payment system technology which is a spending system that can be used to make anonymous purchases online from merchants and individuals. The agreement provides SafeSpending Inc. with all copyrights, trademarks, source codes and intellectual property and the Company has patents pending in 105 countries for the SafeSpending™ anonymous payment system. As the product has not yet been developed and further development has not occurred the pre-development costs have been written off in the current year.

	August 31,		Impairment	August 31,
	2007	Additions	Write off	2008
Acquisition cost	$62,300	$-	$62,300	$-
Legal and consulting fees	83,191	-	83,191	-
	$145,491	$-	$145,491	$-

	August 31,		Impairment	August 31,
	2006	Additions	Write off	2007
Acquisition cost	$62,300	$-	$-	$62,300
Legal and consulting fees	83,191	-	-	83,191
	$145,491	$-	$-	$145,491

Sungold International Holdings Corp.
(A Development Stage Company)
(Presented in Canadian Dollars)

Notes to Consolidated Financial Statements
August 31, 2008 and 2007

4.	Pre-development Costs - continued

	(b)	Horsepower® project

Horsepower® World Pool Virtual Horse Racing System is a proprietary, pari-mutuel wagering product operated by Horsepower Broadcasting Network (HBN) International Ltd., a subsidiary of the Company. The product is to be available for on-line wagering. Development of this project is largely complete but there are no operating installations as of August 31, 2008. Consequently, in the current year the pre- development costs have been written off.

The hardware and software development costs are capitalized under equipment and amortized annually at 20%.

	August 31,		Impairment	August 31,
	2007	Additions	Write off	2008
Legal and consulting fees	$124,797	$-	$124,797	$-
	August 31,		Impairment	August 31,
	2006	Additions	Write off	2007
Legal and consulting fees	$124,797	$-	$-	$124,797

			Impairment
	2007	Additions	Write off	2008
Total pre development costs – 2008	$270,288	$-	$270,288	$-
			Impairment
	2006	Additions	Write off	2007
Total pre development costs – 2007	$270,288	$-	$-	$270,288

Sungold International Holdings Corp.
(A Development Stage Company)
(Presented in Canadian Dollars)

Notes to Consolidated Financial Statements
August 31, 2008 and 2007

5.	Equipment

		2008
		Accumulated	Net Book
	Costs	Amortization	Value
Software – Horsepower®	$1,033,216	$756,823	$276,393
Computer hardware	328,200	297,745	30,455
Leased computer equipment	10,488	6,742	3,746
Office equipment	10,723	3,072	7,651
	$1,382,627	$1,064,382	$318,245

		2007
		Accumulated	Net Book
	Costs	Amortization	Value
Software – Horsepower®	$1,033,216	$687,726	$345,490
Computer hardware	314,755	287,572	27,183
Leased computer equipment	10,488	5,136	5,352
Office equipment	10,723	1,160	9,563
	$1,369,182	$981,594	$387,588

6.	Investment and Advances to Related Company

In the prior year, the Company acquired a 37.5% interest in a US incorporated private company, Silks Media Corporation (“Silks Media”) valued at $8,765. The carrying value of the investment was written down to $1 in 2007. In 2008, the interest was increased to 43.82% through the receipts of 1,000,000 shares at a nominal amount.

Silks Media is related to the Company by common directors. The investment in Silks Media is accounted for using the equity method. At August 31, 2008, the Company recorded an equity loss for the year of $203,151 (2007 - $60,099) in Silks Media, which reduced the advances made during the year to $410,747 (2007 - $105,400).

In 2007, the Company was committed to issue in fiscal 2008, a sufficient number of its common shares to equal $90,000, as determined by the market price on the issue date, to satisfy a commitment related to Silks Media. The Company did not meet the deadline for payment of a promissory note pursuant to the Silks Media’s magazine title purchase and the vendor made an application for a judgement, which was uncontested, and successful, resulting in additional costs allowed to the plaintiff of $153,603. This amount has been accrued in the financial statements as costs incurred on default. The Company can appeal the judgement, but management believes it can make a reasonable settlement.

Sungold International Holdings Corp.
(A Development Stage Company)
(Presented in Canadian Dollars)

Notes to Consolidated Financial Statements
August 31, 2008 and 2007

7.	Marketing Rights

August 31,		Accumulated	August 31,
2007	Additions	Amortization	2008
$25,740	$25,568	$40,072	$11,236

August 31,		Accumulated	August 31,
2006	Additions	Amortization	2007
$-	$25,740	$12,870	$12,870

8.	Related Party Transactions and Balances

a)

During the year, consulting fees, bookkeeping, and salaries of $305,701 (2007 - $290,937 and 2006 - $579,030) were paid to directors and officers of the Company and subsidiaries of the Company, of which $57,355 (2007 - $133,130 and 2006 - $387,349) was paid by cash and $45,403 (2007-$NIL and 2006 - $191,681) was paid by shares, valued at the closing price before the date of settlement. The fees are in the normal course of business and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

b)

In 2008, the Company paid Nil (2007 - $6,280, 2006 - $18,840) to an officer for rent of office space provided. This expenditure was measured at the exchange amount which is the amount agreed upon by the transacting parties.

c)

Accounts payable include $153,087 (2007 - $157,767) owed to directors, officers and management for management and consulting services. The amounts are unsecured, non-interest bearing and have no repayment terms.

	d)	The loans payable of $326,706 (2007 - $92,974) are unsecured, non-interest bearing advances from shareholders and directors and have no specified repayment terms.

9.	Capital Leases

The Company had a lease agreement for computers accounted for as a capital lease. Payments of $640 monthly expired in July 2008. The following is a schedule indicating no future lease payments:

	2008	2007

Total minimum lease payments	$-	$7,038
Less amount representing interest	-	(520)

Balance of obligations	-	6,518
Less current portion		(6,518)

Non-current portion
	$-	$-

Sungold International Holdings Corp.
(A Development Stage Company)
(Presented in Canadian Dollars)

Notes to Consolidated Financial Statements
August 31, 2008 and 2007

10.	Share Capital

	2008	2007
Authorized:
Unlimited common shares without par value
100,000,000 Class “A” preference shares
without par value
100,000,000 Class “B” preference shares
without par value

Issued and outstanding:

153,122,507 common
(August 31, 2007 – 136,926,215 common)	$23,417,808	$22,639,945

a)	Shares issued during the year

	2008		2007
	Shares	Amount	Shares	Amount
	13,121,129	$545,540
For cash			9,553,773	$508,271
Non-cash transactions:
- for services provided	3,075,163	232,323	996,907	85,986
	16,196,292	$777,863	10,550,680	$594,257

b)	Stock options and stock-based compensation

The Company has a fixed stock option plan for the granting of options to directors, officers and employees of up to 10% of the Company’s issued share capital. The terms of the awards under the Plan are determined by the Board of Directors.

Sungold International Holdings Corp.
(A Development Stage Company)
(Presented in Canadian Dollars)

Notes to Consolidated Financial Statements
August 31, 2008 and 2007

10.	Share Capital - continued

	b)	Stock options and stock-based compensation – continued The following is a summary of outstanding options:

Date of Grant	Exercise Price	Balance August 31, 2007	Granted	Exercised / Expired / Cancelled	Balance August 31, 2008	Expiration date
Aug 10, 2001	US$0.12	300,000	-	300,000	-	Aug 10, 2008
Oct 11 2002	US$0.15	200,000	-	200,000	-	Oct 11, 2007
Jan 15, 2003	US$0.11	136,000	-	136,000	-	Jan 15, 2008
May 27, 2003	US$0.05	64,000	-	64,000	-	May 27, 2008
Mar 1, 2006	US$0.50	200,000	-	200,000	-	Feb 28, 2008
Mar 10, 2006	US$0.15	495,000	-	495,000	-	Mar 31, 2008
Sep 1, 2006	US$0.50	200,000	-	200,000	-	Jul 31, 2008
Sep 5, 2006	US$0.20	2,800,000	-		2,800,000	Sep 30, 2008
Oct 31, 2006	US$0.50	100,000	-		100,000	Oct 31, 2009
Feb 14, 2007	US$0.75	175,000	-		175,000	Feb 28, 2009
Feb 14, 2007	US$0.30	500,000	-		500,000	Feb 28, 2009
Mar 15, 2007	US$0.50	300,000	-		300,000	Mar 31, 2009

		5,470,000	-	1,595,000	3,875,000

At August 31, 2008, 3,875,000 options are outstanding and exercisable. The weighted-average exercise price of these options is $0.27 and the weighted-average remaining contractual life is 0.21 years.

In 2008, the Company recognized $NIL (2007 - $432,292 and 2006 - $64,130) in stock-based compensation expense using the Black-Scholes option pricing model with the following assumptions:

	2007	2006

Risk-free interest rate	3.92% - 4.5%	2.82% - 3%
Dividend yield	NIL	NIL
Expected life	2 - 3 years	2-3 years
Volatility	160% - 172%	120% - 150%

Sungold International Holdings Corp.
(A Development Stage Company)
(Presented in Canadian Dollars)

Notes to Consolidated Financial Statements
August 31, 2008 and 2007

10.	Share Capital - continued

	c)	Share purchase warrants

Date of Grant	Price	Balance August 31, 2007	Granted	Exercised	Expired / Cancelled	Balance August 31, 2008	Expiration date
Oct 3, 2005	US$0.15	35,750	-	-	35,750		Sep 30, 2007
Oct 3, 2005	US$0.15	35,750	-	-	35,750		Sep 30, 2007
Oct 3, 2005	US$0.15	53,750	-	-	53,750		Oct 31, 2007
Nov 15, 2005	US$0.15	30,150	-	-	30,150		Nov 30, 2007
Nov 29, 2005	US$0.15	53,500	-	-	53,500		Nov 30, 2007
Dec 2, 2005	US$0.15	608,333	-	-	608,333		Nov 30, 2007
Dec 8, 2005	US$0.15	25,000	-	-	25,000		Dec 31, 2007
Dec 20, 2005	US$0.35	11,400	-	-	11,400		Dec 31, 2007
Dec 29, 2005	US$0.50	195,750	-	-	195,750		Dec 31, 2007
Jan 2, 2006	US$0.45	110,000	-	-	110,000		Dec 31, 2007
Jan 3, 2006	US$0.50	7,250	-	-	7,250		Jan 31, 2008
Jan 4, 2006	US$0.42	50,000	-	-	50,000		Dec 31, 2007
Jan 12, 2006	US$0.60	14,750	-	-	14,750		Jan 31, 2008
Jan 31, 2006	US$0.55	8,000	-	-	8,000		May 31, 2008
May 10, 2006	US$0.30	32,250	-	-	32,250		May 31, 2008
May 31, 2006	US$0.26	35,000	-	-	35,000		May 31, 2008
Jul 7, 2006	US$0.25	21,000	-	-	21,000		Jul 31, 2008
Aug 11, 2006	US$0.18	50,000	-	-	50,000		Aug 15, 2008
Aug 18, 2006	US$0.20	62,500		-	62,500		Aug 31, 2008
Sep 17, 2006	US$0.15	75,000	-	-	-	75,000	Sep 30, 2008
Sep 14, 2006	US$0.20	62,500	-	-	-	62,500	Sep 30, 2008
Sep 14, 2006	US$0.20	62,500	-	-	-	62,500	Sep 15, 2008
Oct 19, 2006	US$0.10	400,000	-	-	-	400,000	Oct 31, 2008
Nov 20, 2006	US$0.10	150,000	-	-	-	150,000	Nov 30, 2008
Nov 30, 2006	US$0.11	250,000	-	-	-	250,000	Nov 30, 2008
Dec 28, 2006	US$0.11	934,091	-	-	-	934,091	Dec 31, 2008
Dec 15, 2006	US$0.10	400,000	-	-	-	400,000	Dec 31, 2008
Jan 22, 2007	US$0.14	285,715	-	-	-	285,715	Jan 23, 2009
Feb 27, 2007	US$0.11	650,000	-	-	-	650,000	Feb 28, 2009
Feb 27, 2007	US$0.16	412,500	-	-	-	412,500	Feb 28, 2009
Feb 27, 2007	US$0.13	538,460	-	-	-	538,460	Feb 28, 2009
Mar 5, 2007	US$0.13	1,015,385	-	-	-	1,015,385	Mar 31, 2009
Mar 7, 2007	US$0.13	153,846	-	-	-	153,846	Mar 31, 2009
Mar 9, 2007	US$0.12	500,000	-	-	-	500,000	Mar 31, 2009
Mar 15, 2007	US$0.11	200,000	-	-	-	200,000	Mar 31, 2009
Mar 25, 2007	US$0.14	75,000	-	-	-	75,000	Mar 31, 2009
May 24, 2007	US$0.14	345,150	-	-	-	345,150	May 31, 2009
May 25, 2007	US$0.14	100,000	-	-	-	100,000	May 31, 2009
Jun 6, 2007	US$0.16	30,490	-	-	-	30,490	Jun 30, 2009
Aug 3, 2007	US$0.16	62,500	-	-	-	62,500	Jul 31, 2009
Aug 14, 2007	US$0.16	31,250	-	-	-	31,250	Jul 31, 2009
Sep 05, 2007	US$0.14	-	400,000	-	-	400,000	Sep 15,2009
Sep 05, 2007	US$0.15	-	101,135	-	-	101,135	Sep 30,2009
Sep 25, 2007	US$0.16	-	32,715	-	-	32,715	Sep 30,2009
Oct 08, 2007	US$0.13	-	100,000	-	-	100,000	Oct 31, 2009
Oct 19, 2007	US$0.13	-	566,690	-	-	566,690	Oct 31, 2009
Oct 25, 2007	US$0.13	-	250,000	-	-	250,000	Oct 31,2009
Nov13, 2007	US$0.12	-	200,000	-	-	200,000	Nov15, 2009
Nov13, 2007	US$0.12	-	50,000	-	-	50,000	Nov 30, 2009
Nov16, 2007	US$0.12	-	100,000	-	-	100,000	Nov 30, 2009
Nov19, 2007	US$0.12	-	100,000	-	-	100,000	Nov 30, 2009
Dec 5, 2007	US$0.12	-	208,335	-	-	208,335	Dec15, 2009

Sungold International Holdings Corp.
(A Development Stage Company)
(Presented in Canadian Dollars)

Notes to Consolidated Financial Statements
August 31, 2008 and 2007

10.	Share Capital - continued

	c)	Share purchase warrants - continued

Date of Grant	Price	Balance August 31, 2007	Granted	Exercised	Expired / Cancelled	Balance August 31, 2008	Expiration date
Dec 15, 2007	US$0.12	-	227,275	-	-	227,275	Dec 15, 2009
Dec 20, 2007	US$0.12	-	90,910	-	-	90,910	Dec 31, 2009
Dec 24, 2007	US$0.12	-	230,250	-	-	230,250	Dec 25, 2009
Dec 24, 2007	US$0.12	-	55,250	-	-	55,250	Dec 31, 2009
Jan 14, 2008	US$0.12	-	100,000	-	-	100,000	Feb 28, 2010
Feb 28, 2008	US$0.11	-	1,026,365	-	-	1,026,365	Feb 28, 2010
Feb 29, 2008	US$0.11	-	156,980	-	-	156,980	Feb 28, 2010
Feb 06, 2008	US$0.11	-	200,000	-	-	200,000	Feb15, 2010
Feb13, 2008	US$0.11	-	100,000	-	-	100,000	Feb15, 2010
Mar 18, 2008	US$0.11	-	500,000	-	-	500,000	Mar 31, 2010
Apr 2, 2008	US$0.10	-	50,000	-	-	50,000	Mar 31, 2010
Apr 27, 2008	US$0.10	-	300,000	-	-	300,000	Apr 30, 2010
May 12, 2008	US$0.10	-	165,000	-	-	165,000	May 31, 2010
May 14, 2008	US$0.10	-	100,000	-	-	100,000	May 31, 2010
May 21, 2008	US$0.10	-	50,000	-	-	50,000	May 31, 2010
May 28, 2008	US$0.10	-	60,000	-	-	60,000	May 31, 2010
May 29, 2008	US$0.10	-	100,000	-	-	100,000	May 31, 2010
May 30, 2008	US$0.10	-	560,000	-	-	560,000	May 31, 2010
Jun 6, 2008	US$0.10	-	100,000	-	-	100,000	Jun 6, 2010
Jun 30, 2008	US$0.16	-	187,500	-	-	187,500	Jun 30, 2010
Jul 16, 2008	US$0.12	-	50,000	-	-	50,000	Jul 31, 2010
Jul 18, 2008	US$0.12	-	41,667	-	-	41,667	Jul 20, 2010
Jul 23, 2008	US$0.12	-	50,000	-	-	50,000	Jul 31, 2010
Jul 29, 2008	US$0.12	-	75,000	-	-	75,000	Jul 31, 2010
		8,174,520	6,685,072	-	1,440, 133	13,419,459

The fair value of the 6,685,072 warrants issued in 2008 (2007 – 6,1734,387) has been determined to be $177,770 (2007 - $254,843) using the Black-Scholes pricing model. The following assumptions were used:

	2008	2007

Dividend yield	Nil	NIL
Risk-free interest rate	3.95% to 4.56%	2.82% to 3%
Expected stock volatility	158% to 172%	120% - 150%
Expected life	2 years	2 years

d)	During fiscal year 2008, the Company raised an additional $45,175 by way of private placements consisting of 830,000 common shares of the Company for which the shares were issued in fiscal 2009.

11.	Contributed Surplus

	2008	2007
Contributed surplus, beginning of year	$941,722	$254,587
Stock-based compensation (note 10(b))		- 432,292
Fair value of warrants (note 10(c))	177,770	254,843
Contributed surplus, end of year	$1,119,492	$941,722

Sungold International Holdings Corp.
(A Development Stage Company)
(Presented in Canadian Dollars)

Notes to Consolidated Financial Statements
August 31, 2008 and 2007

12.	Commitments

	a)	Lease commitments

The Company has a five year lease ending December 31, 2011 for its office space. Minimum annual lease payments for the next four years are as follows:

2009	-	$107,666
2010	-	$112,901
2011	-	$118,136
2012	-	$ 39,960

b)	Regulations

The Company’s activities are subject to various governmental laws and regulations relating to horseracing, virtual horseracing, copyrights, trademarks and patents. These regulations are continually changing. The Company will require approval under all applicable laws and regulations.

c)	Shares commitments

During the year, the Company incorporated Silks Corporation and has committed to distribute its shares to Sungold shareholders of record as at February 29, 2008, on a 1:10 basis.

13.	Financial Instruments

The Company is exposed in varying degrees to a variety of financial instrument related risks:

Credit Risk:

Credit risk is the risk of loss associated with a counterparty’s inability to fulfil its payment/contractual obligations. The Company considers this risk to be limited.

Market Risk:

The only significant market risk exposure to which the Company is exposed is interest rate risk. The Company’s exposure to interest rate risk relates to interest on its bank overdraft.

Fair value:

The carrying amount of the sundry receivables, bank overdraft, accounts payable and accrued liabilities, loans payable and current obligation under capital lease approximate their fair value due to short-term maturities of these financial instruments.

Sungold International Holdings Corp.
(A Development Stage Company)
(Presented in Canadian Dollars)

Notes to Consolidated Financial Statements
August 31, 2008 and 2007

14.	Loss per Share

	2008	2007	2006
Net loss	$1,775,386	$1,568,428	$1,571,934
Weighted average number of shares	146,251,693	132,171,236	123,834,644
Loss per share	$0.0121	$0.0119	$0.0127

15.	Income Taxes

The Company’s effective income tax rate differs from the combined Canadian federal and provincial income tax rate. The difference results from the following:

	2008	2007	2006
Combined federal and provincial tax rate	33.5%	36.12%	36.12%

Income tax recoverable at statutory rate	$(594,754)	$(566,516)	$(567,783)
Decrease resulting from:
Permanent differences for tax and accounting income	68,455	179,170	24,942
Tax rate changes and other adjustments	278,297	520,781	(97,395)
Expiry of losses	574,272	459,940	235,964
(Decrease) Increase in valuation allowance	(326,271)	(593,375)	404,272
	$-	$-	$-

Future income tax assets and liabilities result from the differences between the carrying amount and the tax basis of the following:

	2008	2007
Non-capital losses	$3,384,367	$3,612,611
Equipment	3,859	97,849
Marketing rights	(4,485)	(448)
Future income tax assets, before valuation allowance	3,383,741	3,710,012
Valuation allowance	(3,383,741)	(3,710,012)
Net future income tax assets	$-	$-

The timing of the utilization of the future tax assets is undeterminable. Consequently, a full valuation allowance has been provided against the future value of these assets.

Sungold International Holdings Corp.
(A Development Stage Company)
(Presented in Canadian Dollars)

Notes to Consolidated Financial Statements
August 31, 2008 and 2007

15.	Income Taxes - continued

The Company has accumulated non-capital losses for income tax purposes of $11,079,598 which may be carried forward and used to reduce taxable income in future years. Under present tax legislation, these losses will expire as follows:

2009	$2,427,247
2010	2,473,112
2014	1,188,958
2015	1,213,730
2026	1,623,646
2027	959,704
2028	1,193,201
$11,079,598

The Company also has accumulated capital losses from the pre-development projects written off, for income tax purposes of $3,771,802 that may be carried forward indefinitely and used to reduce capital gains in the future.

16.	Supplemental Cash Flow Information

(i)

During 2008, the Company issued 2,301,640 shares to settle $141,380 in accounts payable. In 2007, the Company did not issue any shares to settle accounts payable. Since April 7, 1986 (inception) to August 31, 2008, the Company issued 43,430,904 shares to settle $2,729,617 of debts.

	(ii)	1,000,000 common shares valued at $129,646 were issued and outstanding in 2007 and were included in advances to related company.

		2008	2007	2006
(iii)	Interest paid	$14,249	$25,057	$20,907

17.	Subsequent Events

Subsequent to year end, the Company raised $371,405 by way of private placements. The private placements consisted of 6,056,192 common shares at an average share price of $0.0613. The Company also raised $56,046 for 871,595 common shares which have not yet been issued.

In addition, subsequent to year end, the Company issued 100,000 common shares for services in lieu of payments of $15,059 and was committed to issuing 83,045 common shares for services valued at $6,615.

Sungold International Holdings Corp.
(A Development Stage Company)
(Presented in Canadian Dollars)

Notes to Consolidated Financial Statements
August 31, 2008 and 2007

18.	US GAAP Reconciliation

Canadian GAAP (CDN GAAP) differs in certain respects from the principles and practices generally accepted in the United States (US GAAP) as outlined:

	a)	Pre-Development Costs

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

Under US GAAP, SFAS No. 130 requires that companies report comprehensive income as a measure of overall performance. Comprehensive income includes all changes in equity during a year except those resulting from investments by owners and distribution to owners. Under Canadian GAAP, the Company is presenting comprehensive income starting with fiscal 2008. The Company has determined that it had no comprehensive income other than the loss in any of the years presented.

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

	d)	The following are balance sheet items under US GAAP that differ from Canadian GAAP:

	2008	2007	2006
Pre-development costs	$-	$-	$-
Share capital	$28,128,546	$27,350,683	$26,756,426
Additional paid-in capital	$1,119,492	$941,722	$254,587
Accumulated deficit during Development Stage	$(30,244,867)	$(28,739,769)	$(27,171,341)

e)	The following table summarizes the effect on deficit of differences between CDN GAAP and US GAAP:

	2008	2007	2006
Deficit - CDN GAAP	$(25,534,129)	$(23,758,743)	$(22,190,315)
Cumulative effect of previous years’ adjustments	(4,981,026)	(4,981,026)	(4,935,636)
	(30,515,155)	(28,739,769)	(27,125,951)
US GAAP material adjustments:
Effect of the write-off of pre-development
costs on net loss	270,288	-	(45,390)
Deficit, US GAAP	$(30,244,867)	$(28,739,769)	$(27,171,341)

Sungold International Holdings Corp.
(A Development Stage Company)
(Presented in Canadian Dollars)

Notes to Consolidated Financial Statements
August 31, 2008 and 2007

18.	US GAAP Reconciliation - continued

	f)	The following table summarizes the effect on shareholders’ equity after considering the US GAAP adjustments:

			Deficit
			Accumulated
	Common	Additional	During	Total
	Shares	Paid-in	Development	Shareholders’
	Amount	Capital	Stage	Equity(Deficit)

Common Shares issued /net loss:
August 31, 1986
• Shares for cash	$107,501	$-	$-	$107,501
• Net loss under US GAAP	-	-	-	-
August 31, 1987	107,501	-	-	107,501
• Shares for cash	166,971	-	-	166,971
• Net loss under US GAAP	-	-	-	-
August 31, 1988	274,472	-	-	274,472
• Shares for cash	401,667	-	-	401,667
• Shares for property	227,000	-	-	227,000
• Net loss under US GAAP	-	-	(753,962)	(753,962)
August 31, 1989	903,139	-	(753,962)	149,177
• Shares for cash	622,215	-	-	622,215
• Shares for property	1,897,000	-	-	1,897,000
• Net loss under US GAAP	-	-	(575,612)	(575,612)
August 31, 1990	3,422,354	-	(1,329,574)	2,092,780
• Shares for cash	100,250	-	-	100,250
• Net loss under US GAAP	-	-	(350,482)	(350,482)
August 31, 1991	3,522,604	-	(1,680,056)	1,842,548
» Shares for cash	402,900	-	-	402,900
» Net loss under US GAAP	-	-	(1,420,584)	(1,420,584)
August 31, 1992	3,925,504	-	(3,100,640)	824,864
» Shares for cash	465,875	-	-	465,875
» Shares for property	150,000	-	-	150,000
» Net loss under US GAAP	-	-	(289,189)	(289,189)
August 31, 1993	$4,541,379	-	$(3,389,829)	$1,151,550

Sungold International Holdings Corp.
(A Development Stage Company)
(Presented in Canadian Dollars)

Notes to Consolidated Financial Statements
August 31, 2008 and 2007

18.	US GAAP Reconciliation - continued

	f)	The following table summarizes the effect on shareholders’ equity after considering the US GAAP adjustments:

			Deficit
			Accumulated
	Common	Additional	During	Total
	Share	Paid-in	Development	Shareholders’
	Amount	Capital	Stage	Equity (Deficit)

August 31, 1993 – Balance forward	$4,541,379	$-	$(3,389,829)	$1,151,550
• Shares for cash	576,500	-	-	576,500
• Net loss under US GAAP	-	-	(836,050)	(836,050)

August 31, 1994	5,117,879	-	(4,225,879)	892,000
• Shares for cash	175,000	-	-	175,000
• Net loss under US GAAP	-	-	(734,936)	(734,936)

August 31, 1995	5,292,879	-	(4,960,815)	332,064
• Shares for cash	255,750	-	-	255,750
• Net loss under US GAAP	-	-	(498,420)	(498,420)

August 31, 1996	5,548,629	-	(5,459,235)	89,394
• Shares for cash	1,250,000	-	-	1,250,000
• Share-based compensation	1,345,680	-	(1,345,680)	-
• Net loss under US GAAP	-	-	(1,048,444)	(1,048,444)

August 31, 1997	8,144,309	-	(7,853,359)	290,950
• Shares for cash	1,351,967	-	-	1,351,967
• Share-based compensation	2,078,946	-	(2,078,946)	-
• Net loss under US GAAP	-	-	(1,286,579)	(1,286,579)

August 31, 1998	11,575,222	-	(11,218,884)	356,338
• Shares for cash	1,044,358	-	-	1,044,358
• Share-based compensation	1,286,112	-	(1,286,112)	-
• Net loss under US GAAP	-	-	(1,319,276)	(1,319,276)

August 31, 1999	13,905,692	-	(13,824,272)	81,420
• Shares for cash	2,182,351	-	-	2,182,351
• Net loss under US GAAP	-	-	(1,937,995)	(1,937,995)

August 31, 2000	$16,088,043	$-	$(15,762,267)	$325,776

Sungold International Holdings Corp.
(A Development Stage Company)
(Presented in Canadian Dollars)

Notes to Consolidated Financial Statements
August 31, 2008 and 2007

18.	US GAAP Reconciliation - continued

	f)	Summarizing the effect on shareholders’ equity after considering the US GAAP adjustments (continued):

			Deficit
			Accumulated
	Common	Additional	During	Total
	Shares	Paid in	Development	Shareholders’
	Amount	Capital	Stage	Equity (Deficit)
August 31, 2000- Balance forward	$16,088,043	$-	$(15,762,267)	$325,776
Shares for cash	2,391,331	-	-	2,391,331
Net loss under US GAAP	-	-	(2,039,864)	(2,039,864)
August 31, 2001	18,479,374	-	(17,802,131)	677,243
Shares for cash	2,388,010	-	-	2,388,010
Net loss under US GAAP	-	-	(2,476,731)	(2,476,731)
August 31, 2002	20,867,384	-	(20,278,862)	588,522
• Shares issuance	2,417,723	-	-	2,417,723
• Share-based compensation	-	51,922	-	51,922
• Net loss under US GAAP	-	-	(2,611,684)	(2,611,684)
August 31, 2003	23,285,107	51,922	(22,890,546)	446,483
• Shares issuance	1,385,197	-	-	1,385,197
• Net loss under US GAAP	-	-	(1,274,830)	(1,274,830)
August 31, 2004	24,670,304	51,922	(24,165,376)	556,850
• Shares issuance	1,119,082	-	-	1,119,082
• Share-based compensation	-	138,535	-	138,535
• Net loss under US GAAP	-	-	(1,388,641)	(1,388,641)
August 31, 2005	25,789,386	190,457	(25,554,017)	425,826
• Shares issuance	967,040	-	-	967,040
• Share-based compensation	-	64,130	-	64,130
• Net loss under US GAAP	-	-	(1,617,324)	(1,617,324)
August 31, 2006	26,756,426	254,587	(27,171,341)	(160,328)
• Shares issuance	594,257	-	-	594,257
• Share-based compensation	-	432,293	-	432,293
• Warrants	-	254,842		254,842
• Net loss under US GAAP	-	-	(1,568,428)	(1,568,428)
August 31, 2007	$27,350,683	$941,722	$(28,739,769)	$(447,364)

Sungold International Holdings Corp.
(A Development Stage Company)
(Presented in Canadian Dollars)

Notes to Consolidated Financial Statements
August 31, 2008 and 2007

18.	US GAAP Reconciliation - continued

			Deficit
			Accumulated
	Common	Additional	During	Total
	Shares	Paid in	Development	Shareholders’
	Amount	Capital	Stage	Equity (Deficit)
August 31, 2007- Balance forward	$27,350,683	$941,722	$(28,739,769)	$(447,364)
• Shares issuance	777,863	-	-	777,863
• Share-based compensation	-	-	-	-
• Warrants	-	177,770	-	177,770
• Net loss under US GAAP	-	-	(1,505,098)	(1,505,098)
August 31, 2008	$28,128,546	$1,119,492	$(30,244,867)	$(996,829)

g)	The following table summarizes the effect on net loss of differences between CDN GAAP and US GAAP:

	Cumulative from
	April 7, 1986 to
	August 31, 2008	2008	2007	2006
Net loss under CDN GAAP	$(25,534,129)	$(1,775,386)	$(1,568,428)	$(1,571,934)
US GAAP material adjustments:
• Effect of the write-off of pre-
development costs on net loss		270,288	-	(45,390)
• Share-based compensation	(4,710,738)	-	-	-
Net loss under US GAAP	$(30,244,867)	$(1,505,098)	$(1,568,428)	$(1,617,324)

Loss per share under US GAAP		$0.0098	$0.0119	$0.0131
Weighted average number of shares		146,251,693	132,171,236	123,834,644

h)	Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with accounting principles generally accepted in the United States, and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, with earlier application encouraged. Any amounts recognized upon adoption as a cumulative effect adjustment will be recorded to the opening balance of retained earnings in the year of adoption. On February 12, 2008, the FASB delayed the effective date for non-financial assets and liabilities to fiscal years beginning after November 15, 2008; however, the effective date for financial assets remains intact. The Company is currently evaluating the impact of SFAS No. 157 on its consolidated results of operations and financial position.

Sungold International Holdings Corp.
(A Development Stage Company)
(Presented in Canadian Dollars)

Notes to Consolidated Financial Statements
August 31, 2008 and 2007

18.	US GAAP Reconciliation - continued

	h)	Recent Accounting Pronouncements - continued

In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations” (“SFAS 141(R)”). This Statement replaces SFAS No. 141, “Business Combinations” (“SFAS 141”). This Statement retains the fundamental requirements in SFAS 141 that the acquisition method of accounting (which SFAS 141 called the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination. This Statement also establishes principles and requirements for how the acquirer: a) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree; b) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase and c) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS 141(R) will apply prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. As the provisions of SFAS No.141(R) are applied prospectively, the impact of this standard cannot be determined until the transaction occurs.

In June 2008, the FASB issued Staff Position (“FSP”) EITF 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities.” Securities participating in dividends with common stock according to a formula are participating securities. This FSP determined unvested shares of restricted stock and stock units with non-forfeitable rights to dividends are participating securities. Participating securities require the “two-class” method to be used to calculate basic earnings per share. This method lowers basic earnings per common share. This FSP takes effect in the first quarter of fiscal years beginning after December 15, 2008 and will be applied retrospectively for all periods presented. It will be effective for the Company on August 1, 2009. The Company does not expect FSP EITF 03-6-1 to have a material effect on its consolidated financial statements.

In April 2008, the FASB issued FSP SFAS 142-3, "Determination of the Useful Life of Intangible Assets" ("FSP 142-3"). This guidance is intended to improve the consistency between the useful life of a recognized intangible asset under SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), and the period of expected cash flows used to measure the fair value of the asset under SFAS 141R when the underlying arrangement includes renewal or extension of terms that would require substantial costs or result in a material modification to the asset upon renewal or extension. Companies estimating the useful life of a recognized intangible asset must now consider their historical experience in renewing or extending similar arrangements or, in the absence of historical experience, must consider assumptions that market participants would use about renewal or extension as adjusted for SFAS 142's entity-specific factors. FSP 142-3 is effective for financial statements issued for fiscal years and interim periods beginning January 1, 2009. The Company is currently evaluating the potential impact of the adoption of FSP 142-3.

Sungold International Holdings Corp.
(A Development Stage Company)
(Presented in Canadian Dollars)

Notes to Consolidated Financial Statements
August 31, 2008 and 2007

18.	US GAAP Reconciliation - continued

	h)	Recent Accounting Pronouncements - continued

In May 2008, the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles." SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with GAAP. SFAS No. 162 is effective 60 days following the Securities and Exchange Commission's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, "The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles." The Company is currently evaluating the potential impact of the adoption of SFAS No. 162.

(b) Exhibits

Exhibit Number	Description
1.1	Certificate of Incorporation for 307198 B.C. Ltd. dated April 7, 1986.(1)
1.2	Certificate for 307198 B.C. Ltd. changing name to Fircrest Resources Ltd. dated July 2, 1986.(1)
1.3	Certificate for Fircrest Resources Ltd. changing name to NTC Capital Corporation dated October 30, 1991. (1)
1.4	Certificate of Change of Name for NTC Capital Corporation changing name to Sungold Gaming Inc. dated March 1, 1994.(1)
1.5	Certificate of Change of Name for Sungold Gaming Inc. changing name to Sungold Gaming International Ltd. dated May 26, 1997.(1)
1.6	Altered Memorandum of the Corporation dated February 22, 2002, effective June 13, 2002, amending share capital.(3)
1.7	Articles of Continuance.(4)
1.8	Bylaw No. 1 of the Corporation.(4)
4.1	Consulting Agreement between Sungold Gaming International Ltd. and Kim N. Hart dated May 1, 1998.(1)
4.2	Consulting Agreement between Sungold Gaming International Ltd. and Anne Kennedy dated July 1, 1998.(1)
4.3	Consulting Agreement between Horsepower Network.com Inc. and Kim N. Hart dated May 1, 2000.(4)
4.4	Agreement dated May 2, 2001 between the Corporation and SafeSpending Services Inc.(2)
4.5	Agreement dated May 2, 2001 between the Corporation and Jerome Nootebos.(2)
4.6	Consulting Agreement between Horsepower Broadcasting Network (HBN) International Ltd. and Larry Simpson dated October 11, 2002.(3)
4.7	Amendment to Consulting Agreement dated January 2, 2003, between the Corporation and Kim N. Hart. (3)
4.8	Amendment to Consulting Agreement dated January 2, 2003, between the Corporation and Anne Kennedy.(3)
4.9	Letter of Intent-Extension between TAC International Investments LLC and the Corporation dated September 30, 2003.(4)
4.10	Amendment to Consulting Agreement dated October 1, 2003, between the Corporation and Anne Kennedy.(1)
4.11	Amendment to Consulting Agreement dated October 1, 2003, between the Corporation and Kim N. Hart.(1)
4.12	Amendment to Consulting Agreement dated January 2, 2004, between the Corporation and Anne Kennedy.(4)
4.13	Amendment to Consulting Agreement dated January 2, 2004, between the Corporation and Kim N. Hart.(4)
4.14	Amendment to Consulting Agreement dated January 2, 2004, between Horsepower Broadcasting Network (HBN) International Ltd. and Kim N. Hart.(4)
4.15	Business Services Agreement dated January 18, 2005, between Sungold International Holdings Corp. and Hart Ventures. (5)
4.16	Option Agreement dated March, 2004 between the Corporation and A.C. Gilmore & Sons (Farms) Ltd. (5)
4.17	Consulting Agreement dated June 28, 2004 between the Corporation and T-SWAT Consulting Ltd. (5)
4.18	License Agreement dated May 12, 2004 between Truro Raceway and Horsepower Broadcasting Network (HBN) International Ltd. (5)
4.19	License Agreement dated August 13, 2004 between Inverness Raceway and Horsepower Broadcasting Network (HBN) International Ltd. (5)
4.20	License Agreement dated April 2, 2004 between Manitoba Jockey Club dba as Assinboia Downs and Horsepower Broadcasting Network (HBN) International Ltd. (5)
4.21	License Agreement dated March 8, 2004 between Pompano Park Racing and Horsepower Broadcasting Network (HBN) International Ltd. (5)
4.22	License Agreement dated September 28, 2004 between Fredericton Exhibition Limited and Horsepower Broadcasting Network (HBN) International Ltd. (5)
4.23	License Agreement dated November 15, 2004 between Flagler Greyhound Track and Horsepower Broadcasting Network (HBN) International Ltd. (5)

Exhibit Number	Description
4.24	License Agreement dated November 24, 2004 between Buffalo Trotting Association and Horsepower Broadcasting Network (HBN) International Ltd. (5)
4.25	Letter of Intent-Extension between TAC International Investments LLC and the Corporation dated July 30, 2004. (5)
4.26	Agency Agreement dated July 15, 2005 between the Corporation, Horsepower Broadcasting Network (HBN) International Ltd. and The Web Gaming Consultants (6)
4.27	Management Services Agreement dated June 1, 2005 between the Corporation, Horsepower Broadcasting Network (HBN) International Ltd. and Nick DeSante (6)
4.28	Management Services Agreement dated June 6, 2005 between the Corporation, Horsepower Broadcasting Network (HBN) International Ltd., Jeff Grant and T-Swat Consulting (6)
4.29	Management Services Agreement dated July 12, 2005 between the Corporation, Horsepower Broadcasting Network (HBN) International Ltd. and Paul T. Coulter (6)
4.30	Management Services Agreement dated November 14, 2005 between the Corporation, Horsepower Broadcasting Network (HBN) International Ltd. and Patrick Kearns (6)
4.31	Agreement between the Corporation and Cynthia DeMonte Associates Ltd. dated July 7, 2005 (6)
4.32	Employment Agreement dated June 1, 2005 between the Corporation, Horsepower Broadcasting Network (HBN) International Ltd. and Larry Simpson (6)
4.33	Employment Agreement dated January 16, 2006 between the Corporation, Racing Unified Network (R.U.N.), and Richard Henley (6)
4.34	Employment Agreement dated July 1, 2005 between the Corporation, Safespending Inc., and Troy Griffin (6)
4.35	Management Services Agreement dated May 27, 2005 between the Corporation, Horsepower Broadcasting Network (HBN) International Ltd. and Tony Currie (6)
4.36	Letter of Intent dated July 15, 2005 between Traxco and the Corporation (6)
4.37	Management Services Agreement dated April 14, 2005 between the Corporation and T. Keith Blackwell (6)
4.38	Amendment to Management Services Agreement between the Corporation and T. Keith Blackwell dated February 7, 2006 (6)
4.39	Management Services Agreement dated January 16, 2006 between the Corporation, Horsepower Broadcasting Network (HBN) International Ltd. and Scott Rowe (6)
4.40	Consulting Agreement dated January 29, 2007 between the Corporation and Todd Stinson
6	See Note 13 to the Corporation’s consolidated financial statements included in Item 19 of this Form 20-F for information on how earnings per share information was calculated.
8	List of significant subsidiaries. (6)
11.1	Code of Ethics (6)
12.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes- Oxley Act of 2002. (6)
13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (6)

(1)	Previously filed as an exhibit to the Corporation’s Registration Statement on Form 20-F filed on February 20, 2002.
(2)	Previously filed as an exhibit to the Corporation’s Annual Report on Form 20-F filed on February 28, 2002.
(3)	Previously filed as an exhibit to the Corporation’s Annual Report on Form 20-F filed on March 17, 2003.
(4)	Previously filed as an exhibit to the Corporation’s Annual Report on Form 20-F filed March 19, 2004.
(5)	Previously filed as an exhibit to the Corporation’s Annual Report on Form 20-F filed March 5, 2005.
(6)	Previously filed as an exhibit to the Corporation’s Annual Report on Form 20-F filed March 15, 2006.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

SUNGOLD INTERNATIONAL HOLDINGS CORP.

Date: April 14, 2008	By:	/s/ T. Keith Blackwell

T. Keith Blackwell
Chief Executive Officer and
Chief Financial Officer